CIBC 2016 ANNUAL REPORT
Banking that fits your life.

2016 Performance at a Glance

i	Message from the President and Chief Executive Officer
Executive Team

v	Message from the Chair of the Board

vii	Enhanced Disclosure Task Force

1	Management’s Discussion and Analysis

92	Consolidated Financial Statements

101	Notes to the Financial Statements

167	Quarterly Review

169	Ten-Year Statistical Review

172	Glossary

178	Shareholder Information

Who We Are
CIBC is a leading Canadian-based financial institution with a market capitalization of $40 billion and a Basel III Common Equity Tier 1 capital ratio of 11.3%.
Through our three major business units – Retail and Business Banking, Wealth Management and Capital Markets – our more than 43,000 employees provide a full range of financial products and services to 11 million individual, small business, commercial, corporate and institutional clients in Canada, the U.S. and around the world.
Our Strategy
At CIBC, we are building a strong, innovative, relationship-oriented bank. We are accelerating our transformation by concentrating on three bank-wide priorities:
1. Focusing on our clients
2. Innovating for the future
3. Simplifying our bank
Creating Value for Our Shareholders
At CIBC, we are committed to delivering sustainable earnings growth to our shareholders. We have embarked on initiatives to free up resources that will allow us to reinvest in our business to accelerate revenue growth and reduce structural cost base. We will do so with a keen focus on industry-leading fundamentals in capital, expenses and risk management.
$40 19.9% 11
BILLION RETURN MILLION Market Capitalization on Equity Clients

2016 Performance at a Glance

In 2016 we advanced our client-focused strategy, created value for our shareholders and delivered strong earnings growth.

Financial highlights

For the year ended October 31 (Canadian $ in billions, except as noted)	2016	2015

Financial results
Revenue	15.0	13.9
Provision for credit losses	1.1	0.8
Non-interest expenses	9.0	8.9
Net income	4.3	3.6

Financial measures (%)
Adjusted efficiency ratio(1)	58.0	59.6
Return on common shareholders’ equity (ROE)	19.9	18.7
Net interest margin	1.64	1.74
Total shareholder return	5.2	2.0

Common share information
Market capitalization	39.9	39.8

Dividends (%)
Dividend yield	4.7	4.3
Adjusted dividend payout ratio(1)	46.4	45.4

Net income by Strategic Business Unit
Retail and Business Banking	2.7	2.5
Wealth Management	0.9	0.5
Capital Markets	1.1	1.0

Total revenue
($ billions)

13.4
13.9
15.0
14
15
16

Net income
($ billions)

3.2
3.6
4.3
14
15
16

Adjusted diluted earnings per share[1] ($)

8.94
9.45
10.22
14
15
16

Adjusted return on common shareholders' equity[1] (%)

20.9
19.9
19.0
14
15
16

Dividend
($/share)

3.94
4.30
4.75
14
15
16

Client Experience Metrics[2]: Change from 2014 to 2016

J.D. Power Canadian Retail Banking Satisfaction Study

+10.5
+19.0
Peer Avg.
CIBC

Ipsos CSI Net Promoter Score

+1.8
+6.7
Peer Avg.
CIBC

Business Mix
% adjusted net income[1]

Capital Markets 26.9%
Wealth Management 11.9%
Corporate and Other -3.7%
Retail and Business Banking 64.9%

Total revenue Net income Adjusted diluted Adjusted return on Dividend ($ billions) ($ billions) earnings per share(1) ($) common shareholders’ ($/share) equity(1) (%)
15.0
13.9 4.75 13.4 4.3 10.22 4.30 20.9 19.9
9.45 19.0 3.94
3.2 3.6 8.94
14 15 16 14 15 16 14 15 16 14 15 16 14 15 16
Client Experience Metrics(2): Change from 2014 to 2016
J.D. Power Canadian Retail Ipsos CSI Net Business Mix Banking Satisfaction Study Promoter Score % adjusted net income(1)
Capital +19.0 Markets +6.7 26.9% Wealth Management
+10.5 11.9%
Corporate Retail and and Other Business Banking +1.8 -3.7% 64.9%
Peer Avg. CIBC Peer Avg. CIBC
(1) For additional information, see the “Non-GAAP measures” section of the MD&A. (2) Peer Avg. includes BMO, BNS, RBC and TD.

Balanced Scorecard

Financial
	Target	2016 Reported Results	2016 Adjusted Results(1)
Diluted earnings per share (EPS) growth	5% to 10% on average, annually(2)	$10.70, up 21% from 2015	$10.22, up 8% from 2015
Return on equity (ROE)	18% to 20%(2)	19.9%	19.0%
Efficiency ratio	55% by 2019	59.7%, an improvement of 420 basis points from 2015	58.0%, an improvement of 160 basis points from 2015
Basel III CET1 ratio	Strong buffer to regulatory minimum	11.3%
Dividend payout ratio	Approximately 50%	44.3%	46.4%
Total shareholder return	Outperform the S&P/TSX Composite Banks Index over a rolling five-year period	CIBC – 68.6% Banks Index – 85.9%

(1) For additional information, see the “Non-GAAP measures” section of the MD&A.
(2) Going forward, our medium term EPS and ROE targets are at least 5% and at least 15%, respectively.

Non-financial
2016 Accomplishments
Clients Help our clients prosper and grow

•   Introduced the new CIBC Smart account, with a flexible fee that is capped monthly

•   Delivered Apple Pay to our clients the first day it was available in Canada

•   Launched simplified financial planning tool for client relationship managers, generating over 15,000 new financial plans for our clients

•   Expanded capital markets product capabilities to help our clients grow at home and abroad

Employees Create an environment where all employees can reach their full potential

•   Our Employee Net Promoter Score, which measures willingness to recommend CIBC as a place to work and do business, reached its highest level on record

•   Increased Employee Commitment Index in our annual employee survey

•   Invested more than $61 million in corporate-wide learning and development

•   89% of our team agree that CIBC is a great place to work and 88% are proud to be identified with our bank

Community Make a real difference in our communities where we live and work

•   Contributed more than $65 million to community organizations across Canada through more than 1,500 charitable donations. This includes $44 million in corporate giving and nearly $21 million in employee-led fundraising to support initiatives such as CIBC Miracle Day and United Way

•   In its 20th year of partnership with the Canadian Breast Cancer Foundation (CBCF), the 15,000 members of Team CIBC contributed nearly $3 million to the estimated $17 million raised in 60+ communities through the 2016 CBCF CIBC Run for the Cure

•   Supported Canadian athletes during their 2016 Paralympic Summer Games journey, through CIBC Team Next and as Premier Partner of the Canadian Paralympic Team

Environment Demonstrate environmental responsibility in all activities

•   $1.6 billion in lending to renewable power projects over the last five years

•   98% of paper used across the organization was Forest Stewardship Council certified

•   Employees helped to clean up Canadian shorelines to celebrate CIBC Environment Day

Governance Be a leader in governance practices

•   35% women on the CIBC Board of Directors

•   Scored 98 out of 100, or second place, in The Globe and Mail’s Board Games 2016 annual review of corporate governance practices in Canada

•   100% of employees completed CIBC Mandatory Training and Testing

Message from the President and Chief Executive Officer

Victor G. Dodig

President and Chief Executive Officer

Building the bank

of the future

In 2016, CIBC’s transformation to build the bank of the future gained momentum, as we relentlessly focused on our clients, innovated to meet their needs, and simplified the way we do business.

CIBC reported record net income of $4.3 billion in 2016. Adjusted net income was a record $4.1 billion or $10.22 per share, compared with $3.8 billion or $9.45 per share a year ago. Our adjusted return on common shareholders’ equity was strong at 19.0%.

It’s been an exciting year at CIBC – we’re undergoing a profound transformation to build a strong, innovative and relationship-oriented bank that will better serve our clients and enhance shareholder value.

This was reflected in our 2016 performance – we delivered record net income, industry-leading capital strength and the highest return on equity of the major North American banks.

All three of our strategic business units delivered strong performance this year, despite a challenging macroeconomic environment. Our reported and adjusted EPS growth were 21% and 8%, respectively, and our strong business results supported solid capital generation. We ended 2016 with an industry-leading Basel III Common Equity Tier 1 ratio of 11.3%, placing CIBC in a strong position for future growth.

Message from the President and Chief Executive Officer (continued)

Executive Team

Steve Geist

Senior Executive Vice-President and Group Head, Wealth Management

Kevin Patterson

Senior Executive Vice-President, Technology and Operations

Sandy Sharman

Executive Vice-President and

Chief Human Resources Officer

Michael G. Capatides

Senior Executive Vice-President,

Chief Administrative Officer and General Counsel

Victor G. Dodig

President and Chief Executive Officer

We’ve made some very

positive gains year-over-year,

including strong and consistent

improvement in client loyalty.

ii     CIBC 2016 ANNUAL REPORT

A Relentless Focus on Our Clients

Over the past year, we’ve seen a real shift within our bank – a move from understanding to action – it’s all part of our journey to become #1 in client experience. It’s a goal we’ve set for the medium term, and we have the full support of our entire team behind it.

We’ve made some very positive gains year-over-year, including strong and consistent improvement in client loyalty, as indicated by our Ipsos CSI Net Promoter Score. In fact, over the past four years, CIBC’s score has continued to improve and has outpaced our Canadian banking peers. Other metrics also indicate we’re on the right track – the latest JD Power Canadian Retail Banking Satisfaction Study results show significant improvements in day-to-day client satisfaction among our clients.

As part of our client-focused strategy, we are following our clients where they bank. Our planned acquisition of PrivateBancorp, Inc. builds on our existing U.S. capital markets presence and our 2014 acquisition of Atlantic Trust, which offers private wealth management services to U.S. clients. On closing, the PrivateBancorp transaction will also allow us to create a broader, diversified, and more valuable CIBC for our clients and shareholders by providing our CIBC and Atlantic Trust clients with access to U.S. banking capabilities.

Extending Our Leadership in Innovation

To better meet our clients’ changing needs, we’re also taking a client-focused approach to innovation. As technology rapidly reshapes banking, we’ve been investing in the technologies and partnerships that will help transform our bank and deepen client relationships. Innovations like CIBC Global Money Transfer, which allows our clients to send money to 45 countries worldwide, including the U.S., with no upfront transfer fee. And partnerships that help us stay on the cutting edge of innovations – like with fintech innovators Thinking Capital and Borrowell, which brought ‘one click lending’ to our clients – a first in Canada. As well, our unique alliance with National Australia Bank and Israel’s Bank Leumi is enabling three banks on three continents to collaborate and share innovation strategies and insights to enhance our respective client experiences.

Simplifying to Make it Easier to Bank with Us

We are simplifying our banking processes and changing the way we do things to make it easier for our clients to bank and do business with us, and easier for our teams to get things done. In tandem, this enables us to free up resources that are being reinvested into our businesses to further strengthen our bank. We exceeded our target run-rate cost savings for 2016 of approximately $100 million, and reinvested most of our savings in strategic initiatives to support our growth and transformation.

Kevin Glass

Senior Executive Vice-President and

Chief Financial Officer

Harry Culham

Senior Executive Vice-President and

Group Head, Capital Markets

Christina Kramer

Executive Vice-President,

Retail Distribution and Channel Strategy

Jon Hountalas

Executive Vice-President, Business

and Corporate Banking

David Williamson

Senior Executive Vice-President and

Group Head, Retail and Business Banking

Laura Dottori-Attanasio

Senior Executive Vice-President and

Chief Risk Officer

CIBC 2016 ANNUAL REPORT     iii

Message from the President and Chief Executive Officer (continued)

As we head into 2017, we’ll focus

on building on our momentum and

accelerating our transformation to

build the bank of the future, while

maintaining our financial strength

and solid profitability.

iv     CIBC 2016 ANNUAL REPORT

Accelerating Our Transformation

As we head into 2017, we’ll focus on building on our momentum and accelerating our transformation to build the bank of the future, while maintaining our financial strength and solid profitability. We’ll also continue to stay close to our clients and accelerate our focus on simplification and innovation.

In closing, I’d like to personally thank our clients for their business and ongoing loyalty. I’d like to thank our Board, which continues to provide exceptional guidance and oversight of our business. And I’d also like to take this opportunity to acknowledge the late Hon. Jim Prentice, our former Vice-Chairman, who sadly passed away this year. Jim joined CIBC in 2011 and left a lasting mark on our bank during his time with us. His commitment to CIBC and Canada was evident in everything he did.

The success of our bank is a direct result of the efforts made each and every day by our more than 43,000 team members on behalf of our clients. I would like to take this opportunity to thank them for their unwavering passion, commitment and diversity of ideas which make everything we do possible. At a time when relationships matter more than ever, they are our #1 client champions. They are why I am confident we can build a strong, innovative, relationship-oriented bank.

Victor G. Dodig

President and

Chief Executive Officer

Message from the Chair of the Board

Honourable John Manley

Chair

Creating long-term

shareholder value

CIBC has the right strategy to drive continued success, and the right team in place to build a strong, innovative, relationship-oriented bank.

As strategic advisors to management, your Board continued to prudently balance growth opportunities – such as the proposed acquisition of PrivateBancorp, Inc. – with risk discipline and shareholder value creation. We have worked closely with CIBC’s President and CEO, Victor Dodig, and the senior management team to build momentum for our bank’s transformation by focusing on three integrated bank-wide priorities: client focus, innovation and simplification.

Your Board recognizes the progress made over the past year across these priorities, including building stronger and deeper relationships with clients, as the team strives toward our goal of being #1 in client experience. Progress has also been made on the innovation and simplification front, as we delivered new technologies that improved the banking experience for clients and simplified processes making it easier to do business with us.

Board Renewal

During fiscal 2016, we welcomed Nanci Caldwell and Christine Larsen to your Board. Ms. Caldwell brings more than 25 years’ operating experience in the global technology and software industries, while Ms. Larsen has more than 20 years’ operating experience in the financial services industry.

Message from the Chair of the Board (continued)

Your Board is steadfast in

its commitment to move the

bar on gender diversity.

Thirty-five percent of our

directors are women,

following the elections at our

Annual Meeting in April 2016,

exceeding our goal of at

least 30% women by 2017.

vi     CIBC 2016 ANNUAL REPORT

Corporate Governance

CIBC is committed to being a leader in corporate governance. In 2016, progress was achieved in executive development and talent management, stakeholder engagement, risk management, board renewal and compensation practices. For example, we introduced a new annual incentive plan design for our global leadership team that is aligned to the achievement of CIBC’s three bank-wide priorities.

Your Board is steadfast in its commitment to move the bar on gender diversity. Thirty-five percent of our directors are women, following the elections at our Annual Meeting in April 2016, exceeding our goal of at least 30% women by 2017. CIBC and your Board are proud supporters of the Catalyst Accord and the 30% Club Canada, nonprofit organizations dedicated to expanding opportunities for women in business and enhancing gender balance at all levels.

Community Investment

We are proud to support the communities in which we work and live. In 2016, CIBC invested more than $65 million to support organizations and causes across Canada. Our employees and retirees share this commitment and raised nearly $21 million and volunteered 200,000 hours to support key initiatives such as the Canadian Breast Cancer Foundation CIBC Run for the Cure, CIBC Miracle Day and the United Way.

Looking Ahead

2017 promises to be a pivotal year at CIBC. The expected closing of our acquisition of PrivateBancorp, along with the strong collective focus on our three bank-wide priorities, will accelerate our transformation and create shareholder value. I’m confident that CIBC has a winning strategy and the right team to deliver growth to shareholders over the medium term.

In closing, I would like to sincerely thank our management team, which delivered excellent results this year, as well as my fellow directors. I would like to warmly thank CIBC’s employees for their passion in serving our clients and for the strong performance in all of our businesses.

Honourable John Manley

Chair of the Board

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012. The stated goal of the EDTF is to improve the quality, comparability, and transparency of risk disclosures. On October 29, 2012, the EDTF released its report “Enhancing the Risk Disclosures of Banks”, which included thirty-two disclosure recommendations, principally in the areas of risk governance, credit risk, market risk, liquidity risk, and capital adequacy. The index below provides the listing of disclosures prepared in response to the recommendations of the EDTF, along with their locations. EDTF disclosures are located in our management’s discussion and analysis, consolidated financial statements, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Supplementary regulatory capital disclosure
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			29
	3	Top and emerging risks	46
	4	Key future regulatory ratio requirements	34, 69, 72	139	6
Risk governance, risk management and business model	5	Risk management structure	41, 42
	6	Risk culture and appetite	40, 43, 44
	7	Risks arising from business activities	44, 48
	8	Bank-wide stress testing	36, 46, 52, 57, 64, 68, 74
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	29	139
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet	31		1 – 4
	11	Regulatory capital flow statement	33		5
	12	Capital management and planning	35	139
	13	Business activities and risk-weighted assets	32 – 34, 48		7
	14	Risk-weighted assets and capital requirements	30, 32		7
	15	Credit risk by major portfolios	51 – 55		13 – 20
	16	Risk-weighted assets flow statement	33 – 34		8
	17	Back-testing of models	45, 51, 63, 74		21, 22
Liquidity	18	Liquid assets	68
Funding	19	Encumbered assets	69
	20	Contractual maturity of assets, liabilities and off-balance sheet instruments	72
	21	Funding strategy and sources	70
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	62
	23	Significant trading and non-trading market risk factors	62 – 66
	24	Model assumptions, limitations and validation procedures	62 – 66
	25	Stress testing and scenario analysis	36, 64
Credit risk	26	Analysis of credit risk exposures	52 – 60	121 – 123, 163	9 – 12
	27	Impaired loan and forbearance policies	50, 57, 77	103
	28	Reconciliation of impaired loans and the allowance for credit losses	50, 57	121
	29	Counterparty credit risk arising from derivatives	49, 53	133 – 134	12, 28 (2)
	30	Credit risk mitigation	49, 50, 55	133 – 134	12, 25
Other risks	31	Other risks	73 – 75
	32	Discussion of publicly known risk events	74	153

(1)	A detailed glossary of our risk and capital terminology is included on page 174.
(2)	Included in supplementary financial information package.

CIBC 2016 ANNUAL REPORT	vii

Management’s discussion and analysis

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the year ended October 31, 2016, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of November 30, 2016. Additional information relating to CIBC, including the Annual Information Form, is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the audited consolidated financial statements is provided on pages 172 to 177 of this Annual Report.

2	External reporting changes

3	Overview
3	CIBC’s strategy
3	Performance against objectives
4	Economic and market environment

5	Financial performance overview
5	Financial highlights
6	2016 Financial results
6	Net interest income and margin
7	Non-interest income

7	Trading activities (TEB)
8	Provision for credit losses
8	Non-interest expenses
8	Taxes
9	Foreign exchange
9	Significant events
10	Fourth quarter review
10	Quarterly trend analysis
11	Review of 2015 financial performance
12	Outlook for calendar year 2017

13	Non-GAAP measures

16	Strategic business units overview
17	Retail and Business Banking
20	Wealth Management
23	Capital Markets
27	Corporate and Other

28	Financial condition
28	Review of condensed consolidated balance sheet
29	Capital resources
38	Off-balance sheet arrangements

40	Management of risk

76	Accounting and control matters
76	Critical accounting policies and estimates
80	Financial instruments
80	Accounting developments
82	Regulatory developments
82	Related-party transactions
82	Policy on the Scope of Services of the Shareholders’ Auditors
83	Controls and procedures

84	Supplementary annual financial information

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Message from the President and Chief Executive Officer”, “Overview – Performance against objectives”, “Financial performance overview – Taxes”, “Financial performance overview – Significant events”, “Financial performance overview – Outlook for calendar year 2017”, “Strategic business units overview – Retail and Business Banking”, “Strategic business units overview – Wealth Management”, “Strategic business units overview – Capital Markets”, “Financial condition – Capital resources”, “Financial condition – Off-balance sheet arrangements”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Financial instruments”, “Accounting and control matters – Accounting developments”, “Accounting and control matters – Regulatory developments” and “Accounting and control matters – Controls and procedures” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2017 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2017” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all or the possibility that the acquisition does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC 2016 ANNUAL REPORT	1

Management’s discussion and analysis

External reporting changes

The following external reporting changes were made in 2016. Prior period amounts were reclassified accordingly. The changes impacted the results of our strategic business units (SBUs), but there was no impact on consolidated net income resulting from these reclassifications.

•

In the corporate and investment banking and business banking lines of business within Capital Markets and Retail and Business Banking, respectively, our client segmentation was redefined in a manner that reinforced our client-focused strategy, and resulted in a greater degree of industry specialization and expertise, while providing enhanced client coverage. We transferred client accounts accordingly between these lines of business.

•

The transfer pricing methodology used by Treasury to charge and credit the SBUs for the cost and benefit of funding assets and liabilities, respectively, was enhanced to better align to our liquidity risk models.

In addition:

Within Capital Markets:

•

Equity and debt underwriting revenue, previously shared between the global markets and corporate and investment banking lines of business, was transferred to be reported entirely within the corporate and investment banking line of business.

Within Wealth Management:

•	The wealth advisory services business previously reported in the asset management line of business was transferred to the retail brokerage line of business.
•

An “other” line of business was established to include the results of American Century Investments (ACI), previously reported in the asset management line of business. For further details of the sale of our minority investment in ACI, see the “Significant events” section.

2	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Overview

CIBC is a leading Canadian-based financial institution with a market capitalization of $40 billion and a Basel III Common Equity Tier 1 (CET1) ratio of 11.3%. Through our three main businesses, Retail and Business Banking, Wealth Management, and Capital Markets, CIBC provides a full range of financial products and services to 11 million individual, small business, commercial, corporate and institutional clients in Canada, the U.S. and around the world. We have more than 43,000 employees dedicated to providing our clients with banking that fits their lives, delivering consistent and sustainable earnings growth for our shareholders, and giving back to our communities.

CIBC’s strategy

At CIBC, we are building a strong, innovative, relationship-oriented bank. We are accelerating our transformation by concentrating on three strategic bank-wide priorities:

•	Client focus – we are targeting to be #1 in client experience.
•	Innovation – we have a long history of innovating for our clients and we are continuing to build on our leadership position.
•

Simplification – we are simplifying our bank to make it easier to bank at CIBC and easier to get work done. This allows us to redeploy resources for reinvestment in our business for future growth and improved efficiency.

Performance against objectives

For many years, CIBC has reported a scorecard of financial measures that we use to evaluate and report on our progress to external stakeholders. These measures can be categorized into five key areas of shareholder value – earnings growth, efficiency ratio, return on common shareholders’ equity (ROE), total shareholder return (TSR) and balance sheet strength. We have set targets for each of these measures over the medium term, which we define as three to five years.

Earnings growth(1)

To assess our earnings growth, we monitor our earnings per share (EPS). For several years, CIBC has communicated an average annual EPS growth target of 5% to 10%. In 2016, we achieved our target, delivering reported and adjusted(1) diluted EPS growth of 21% and 8%, respectively.

Going forward, our target is to deliver average annual EPS growth of at least 5%.

Reported diluted EPS ($)	Adjusted diluted EPS(1) ($)

Efficiency ratio(1)

To assess how well we use our assets to generate net income, we measure and monitor our efficiency ratio, defined as the ratio of non-interest expenses to total revenue. In 2016, CIBC’s reported and adjusted(1) efficiency ratios improved to 59.7% and 58.0%, respectively, from 63.9% and 59.6% in 2015.

CIBC has set a medium-term target of achieving an efficiency ratio of 55% by 2019.

Reported efficiency ratio (%)	Adjusted efficiency ratio(1) (%)

Return on common shareholders’ equity(1)

ROE is another key measure of shareholder value. In 2016, CIBC’s reported and adjusted(1) ROE were strong, at 19.9% and 19.0%, respectively, within our target range of 18% to 20%.

Going forward, our target is to maintain a strong ROE of at least 15%.

Reported return on common shareholders’ equity (%)	Adjusted return on common shareholders’ equity(1) (%)

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC 2016 ANNUAL REPORT	3

Management’s discussion and analysis

Total shareholder return

TSR is the ultimate measure of shareholder value, and the output of delivering against the financial targets within our control.

We have two shareholder return targets:

1.      For many years, we have targeted and maintained an average dividend payout ratio of 40% to 50% of earnings to common shareholders.

A year ago, we refined our target to deliver an adjusted dividend payout ratio near the top end of our target range. Our key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level through the cycle. In 2016, our reported and adjusted(1) dividend payout ratios were 44.3% and 46.4%, respectively.

2.      We also have an objective to deliver a TSR that exceeds the industry average, which we have defined as the S&P/TSX Composite Banks

Index, over a rolling five-year period. For the five years ended

October 31, 2016, CIBC delivered a TSR of 68.6%, which was below the Bank Index return over the same period of 85.9%.

Reported dividend payout ratio (%)	Adjusted dividend payout ratio(1) (%) Rolling five-year total shareholder return (%)

Balance sheet strength

Maintaining a strong balance sheet is foundational to our long-term success. Our goal is to maintain strong capital ratios that comfortably exceed regulatory targets.

We look to constantly balance our objectives of holding a prudent amount of excess capital for unexpected events and environmental uncertainties, investing in our core businesses, growing through acquisitions and returning capital to our shareholders. At the end of 2016, our Basel III CET1 ratio on an all-in basis was 11.3%, well above the current all-in regulatory target set by the Office of the Superintendent of Financial Institutions (OSFI).

In addition to our capital objectives, we remain focused on asset quality and a strong funding profile as key underpinnings of a strong and stable balance sheet.

(1)   For additional information, see the “Non-GAAP measures” section.

(2)   CET1 ratio was effective beginning in 2013.

CET1 ratio(2) (%)

Economic and market environment

CIBC operated in an environment of modest economic growth in Canada and abroad in 2016. After climbing in the prior year, Canada’s unemployment rate stabilized. Weakness in energy sector capital spending and flat total export volumes were offset by growth in housing and consumer spending, both supported by low interest rates. Household borrowing accelerated on growth in both mortgage and consumer credit, while business credit slowed as strong growth in bank lending was offset by declines in commercial paper and bankers’ acceptances. Canadian capital markets saw firmer issuance activity in government and corporate bonds in Canada, and steady levels of equity issuance activity versus 2015.

4	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Financial performance overview

Financial highlights

As at or for the year ended October 31		2016	2015	2014	2013	2012
Financial results ($ millions)
Net interest income		$8,366	$7,915	$7,459	$7,453	$7,326
Non-interest income		6,669	5,941	5,904	5,252	5,159
Total revenue		15,035	13,856	13,363	12,705	12,485
Provision for credit losses		1,051	771	937	1,121	1,291
Non-interest expenses		8,971	8,861	8,512	7,608	7,202
Income before income taxes		5,013	4,224	3,914	3,976	3,992
Income taxes		718	634	699	626	689
Net income		$4,295	$3,590	$3,215	$3,350	$3,303
Net income (loss) attributable to non-controlling interests		20	14	(3)	(2)	9
Preferred shareholders		38	45	87	99	158
Common shareholders		4,237	3,531	3,131	3,253	3,136
Net income attributable to equity shareholders		$4,275	$3,576	$3,218	$3,352	$3,294
Financial measures
Reported efficiency ratio		59.7%	63.9%	63.7%	59.9%	57.7%
Adjusted efficiency ratio (1)		58.0%	59.6%	59.0%	56.5%	56.0%
Loan loss ratio (2)		0.31%	0.27%	0.38%	0.44%	0.53%
Reported return on common shareholders’ equity		19.9%	18.7%	18.3%	21.4%	22.2%
Adjusted return on common shareholders’ equity (1)		19.0%	19.9%	20.9%	22.9%	22.8%
Net interest margin		1.64%	1.74%	1.81%	1.85%	1.84%
Net interest margin on average interest-earning assets		1.88%	2.00%	2.05%	2.12%	2.15%
Return on average assets		0.84%	0.79%	0.78%	0.83%	0.83%
Return on average interest-earning assets		0.96%	0.91%	0.89%	0.95%	0.97%
TSR		5.19%	1.96%	20.87%	18.41%	9.82%
Reported effective tax rate		14.3%	15.0%	17.9%	15.8%	17.3%
Adjusted effective tax rate (1)		16.6%	15.5%	15.4%	16.5%	18.0%
Common share information
Per share ($)	– basic earnings	$10.72	$8.89	$7.87	$8.11	$7.77
	– reported diluted earnings	10.70	8.87	7.86	8.11	7.76
	– adjusted diluted earnings (1)	10.22	9.45	8.94	8.65	7.98
	– dividends	4.75	4.30	3.94	3.80	3.64
	– book value	56.59	51.25	44.30	40.36	35.83
Share price ($)	– high	104.46	107.16	107.01	88.70	78.56
	– low	83.33	86.00	85.49	74.10	68.43
	– closing	100.50	100.28	102.89	88.70	78.56
Shares outstanding (thousands)	– weighted-average basic	395,389	397,213	397,620	400,880	403,685
	– weighted-average diluted	395,919	397,832	398,420	401,261	404,145
	– end of period	397,070	397,291	397,021	399,250	404,485
Market capitalization ($ millions)		$39,906	$39,840	$40,850	$35,413	$31,776
Value measures
Dividend yield (based on closing share price)		4.7%	4.3%	3.8%	4.3%	4.6%
Reported dividend payout ratio		44.3%	48.4%	50.0%	46.8%	46.9%
Adjusted dividend payout ratio (1)		46.4%	45.4%	44.0%	43.9%	45.6%
Market value to book value ratio		1.78	1.96	2.32	2.20	2.19
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$101,588	$93,619	$73,089	$78,363	$70,061
Loans and acceptances, net of allowance		319,781	290,981	268,240	256,380	252,732
Total assets		501,357	463,309	414,903	398,006	393,119
Deposits		395,647	366,657	325,393	315,164	300,344
Common shareholders’ equity		22,472	20,360	17,588	16,113	14,491
Average assets		509,140	455,324	411,481	403,546	397,155
Average interest-earning assets		445,134	395,616	362,997	351,687	341,053
Average common shareholders’ equity		21,275	18,857	17,067	15,167	14,116
Assets under administration (AUA) (3)(4)		2,041,887	1,846,142	1,703,360	1,499,885	1,445,870
Assets under management (AUM) (4)		183,715	170,465	151,913	105,123	89,223
Balance sheet quality (All-in basis) and liquidity measures (5)
Basel III – All-in basis
Risk-weighted assets (RWA) ($ millions)
CET1 capital RWA		$168,996	$156,107	$141,250	$136,747	n/a
Tier 1 capital RWA		169,322	156,401	141,446	136,747	n/a
Total capital RWA		169,601	156,652	141,739	136,747	n/a
Capital ratios
CET1 ratio		11.3%	10.8%	10.3%	9.4%	n/a
Tier 1 capital ratio		12.8%	12.5%	12.2%	11.6%	n/a
Total capital ratio		14.8%	15.0%	15.5%	14.6%	n/a
Basel II
RWA ($ millions)		n/a	n/a	n/a	n/a	$115,229
Tier 1 capital ratio		n/a	n/a	n/a	n/a	13.8%
Total capital ratio		n/a	n/a	n/a	n/a	17.3%
Basel III leverage ratio
Leverage ratio exposure ($ millions)		$545,480	$502,552	n/a	n/a	n/a
Leverage ratio		4.0%	3.9%	n/a	n/a	n/a
Liquidity coverage ratio (LCR) (6)		124%	119%	n/a	n/a	n/a
Other information
Full-time equivalent employees		43,213	44,201	44,424	43,039	42,595

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,640.2 billion (2015: $1,465.7 billion).
(4)	AUM amounts are included in the amounts reported under AUA.
(5)	Capital measures for fiscal years 2013 to 2016 are based on Basel III whereas measures for 2012 are based on Basel II.
(6)	Average for the three months ended October 31 for each respective year.
n/a	Not applicable.

CIBC 2016 ANNUAL REPORT	5

Management’s discussion and analysis

2016 Financial results

Reported net income for the year was $4,295 million, compared with $3,590 million in 2015.

Adjusted net income(1) for the year was $4,104 million, compared with $3,822 million in 2015.

Reported diluted EPS for the year was $10.70, compared with $8.87 in 2015.

Adjusted diluted EPS(1) for the year was $10.22, compared with $9.45 in 2015.

2016

Net income was affected by the following items of note:

•	$428 million ($383 million after-tax) gain, net of related transaction costs, on the sale of our minority investment in ACI (Wealth Management);
•	$134 million ($98 million after-tax) in restructuring charges primarily relating to employee severance (Corporate and Other);
•	$109 million ($80 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(2);
•	$77 million ($56 million after-tax) increase in legal provisions (Corporate and Other);
•	$53 million ($47 million after-tax) gain, net of related transaction and severance costs, on the sale of a processing centre (Corporate and Other);
•	$40 million ($30 million after-tax) of loan losses in our exited European leveraged finance portfolio (Capital Markets);
•

$30 million ($22 million after-tax) amortization of intangible assets ($5 million after-tax in Retail and Business Banking, $9 million after-tax in Wealth Management, and $8 million after-tax in Corporate and Other);

•	$30 million income tax recovery due to the settlement of transfer pricing-related matters (Retail and Business Banking);
•

$15 million income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the sale of our minority investment in ACI (Corporate and Other); and

•	$3 million ($2 million after-tax) gain from the structured credit run-off business (Capital Markets).

The above items of note increased revenue by $505 million, provision for credit losses by $149 million and non-interest expenses by $262 million, and decreased income taxes by $97 million. In aggregate, these items of note increased net income by $191 million.

2015

Net income was affected by the following items of note:

•	$296 million ($225 million after-tax) in cumulative restructuring charges primarily relating to employee severance (Corporate and Other);
•	$46 million ($34 million after-tax) gain arising from accounting adjustments on credit card-related balance sheet amounts (Retail and Business Banking);
•

$42 million ($33 million after-tax) amortization of intangible assets ($6 million after-tax in Retail and Business Banking, $18 million after-tax in Wealth Management, and $9 million after-tax in Corporate and Other);

•	$29 million ($21 million after-tax) loss from the structured credit run-off business (Capital Markets); and
•	$23 million ($13 million after-tax) gain on sale of an investment in our merchant banking portfolio (Capital Markets).

The above items of note increased revenue by $40 million and non-interest expenses by $338 million, and decreased income taxes by $66 million. In aggregate, these items of note decreased net income by $232 million.

Net interest income and margin

$ millions, for the year ended October 31	2016	2015	2014
Average interest-earning assets	$ 445,134	$ 395,616	$ 362,997
Net interest income	8,366	7,915	7,459
Net interest margin on average interest-earning assets	1.88%	2.00%	2.05%

Net interest income was up $451 million or 6% from 2015, primarily due to volume growth across retail products, higher trading income, and higher corporate banking revenue. These factors were partially offset by lower treasury revenue, a gain arising from accounting adjustments on credit card-related balance sheet amounts in 2015, shown as an item of note, and lower revenue from our exited FirstLine mortgage broker business.

Net interest margin on average interest-earning assets was down 12 basis points due to higher average interest-earning assets, primarily driven by growth across CIBC’s businesses and higher short-term placements in treasury, partially offset by higher net interest income.

Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.

6	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Non-interest income

$ millions, for the year ended October 31	2016	2015	2014
Underwriting and advisory fees	$446	$427	$444
Deposit and payment fees	832	830	848
Credit fees	638	533	478
Card fees	470	449	414
Investment management and custodial fees (1)(2)	882	814	677
Mutual fund fees (2)	1,462	1,457	1,236
Insurance fees, net of claims	396	361	356
Commissions on securities transactions	342	385	408
Trading income (loss)	(88)	(139)	(176)
Available-for-sale (AFS) securities gains, net	73	138	201
Designated at fair value (FVO) gains (losses), net	17	(3)	(15)
Foreign exchange other than trading	367	92	43
Income from equity-accounted associates and joint ventures (1)	96	177	226
Other	736	420	764
	$6,669	$5,941	$5,904

(1)	Custodial fees directly recognized by CIBC are included in Investment management and custodial fees, and our proportionate share of CIBC Mellon’s custodial fees are included within Income from equity-accounted associates and joint ventures.
(2)	Investment management fees and mutual fund fees are driven by various factors, including the amount of AUM. Investment management fees in our asset management and private wealth management businesses are generally driven by the amount of AUM, while investment management fees in our retail brokerage business are driven by a combination of the amount of AUA and, to a lesser extent, other factors unrelated to the amount of AUA (e.g. flat fees on a per account basis).

Non-interest income was up $728 million or 12% from 2015.

Credit fees were up $105 million or 20%, primarily due to higher lending volumes in Retail and Business Banking and Capital Markets.

Investment management and custodial fees were up $68 million or 8%, mainly due to AUM and AUA growth in our retail brokerage and Atlantic Trust Private Wealth Management (Atlantic Trust) businesses.

Mutual fund fees were comparable with the prior year, as an increase due to higher AUM in our asset management business, driven by net sales of long-term mutual funds and market appreciation, was partially offset by lower annual performance fees earned by Atlantic Trust, and lower mutual fund trailer fees in our retail brokerage business.

Commissions on securities transactions were down $43 million or 11%, primarily due to lower commissions in our retail brokerage business.

Trading loss was down $51 million or 37%. See the “Trading activities (TEB)” section which follows for further details.

AFS securities gains, net, were down $65 million or 47%, primarily due to lower gains in our treasury and merchant banking portfolios, partially offset by a gain from the structured credit run-off business, shown as an item of note.

Foreign exchange other than trading was up $275 million, largely driven by a portion of the gain on the sale of our minority investment in ACI, shown as an item of note, and higher revenue from economic hedging activities.

Income from equity-accounted associates and joint ventures was down $81 million or 46%, as we ceased recognition of income relating to ACI following the announcement of the sale in December 2015.

Other was up $316 million or 75%, as the current year included a portion of the gain related to ACI noted above, and a gain on the sale of a processing centre, both shown as items of note.

Trading activities (TEB)

$ millions, for the year ended October 31	2016	2015	2014
Trading income (loss) consists of:
Net interest income (1)	$1,444	$1,259	$1,049
Non-interest income	(88)	(139)	(176)
	$1,356	$1,120	$873
Trading income (loss) by product line:
Interest rates	$255	$109	$(22)
Foreign exchange	511	471	392
Equities	453	414	369
Commodities	106	78	48
Structured credit	14	–	35
Other	17	48	51
	$1,356	$1,120	$873

(1)	Includes taxable equivalent basis (TEB) adjustment of $474 million (2015: $482 million; 2014: $421 million) reported within Capital Markets. See “Strategic business units overview” section for further details.

Net interest income comprises interest and dividends relating to financial assets and liabilities associated with trading activities, net of interest expense and interest income associated with funding these assets and liabilities. Non-interest income includes realized and unrealized gains and losses on securities held-for-trading and income relating to changes in fair value of derivative financial instruments. Trading activities and related risk management strategies

CIBC 2016 ANNUAL REPORT	7

Management’s discussion and analysis

can periodically shift income between net interest income and non-interest income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.

Trading income was up $236 million or 21% from 2015, as the current year had higher trading income in interest rates, foreign exchange, equities, and commodities.

Provision for credit losses

$ millions, for the year ended October 31	2016	2015 (1)	2014
Retail and Business Banking	$765	$670	$731
Wealth Management	–	(1)	–
Capital Markets	153	54	43
Corporate and Other	133	48	163
	$1,051	$771	$937

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.

Provision for credit losses was up $280 million or 36% from 2015.

In Retail and Business Banking, the provision was up primarily due to higher write-offs and bankruptcies in the card and the personal lending portfolios, and higher losses in the business banking portfolio.

In Capital Markets, the provision was up primarily due to higher losses in the oil and gas sector and losses in our exited European leveraged finance portfolio, shown as an item of note, partially offset by lower losses in our U.S. real estate finance portfolio.

In Corporate and Other, the provision was up due to increases in the collective allowance, shown as items of note, primarily relating to deterioration in the commodities sector and other changes in economic conditions, partially offset by lower losses in FirstCaribbean International Bank Limited (CIBC FirstCaribbean).

Non-interest expenses

$ millions, for the year ended October 31	2016	2015	2014
Employee compensation and benefits
Salaries	$2,741	$2,826	$2,502
Performance-based compensation	1,580	1,568	1,483
Benefits	661	705	651
	4,982	5,099	4,636
Occupancy costs	804	782	736
Computer, software and office equipment	1,398	1,292	1,200
Communications	319	326	312
Advertising and business development	269	281	285
Professional fees	201	230	201
Business and capital taxes	68	68	59
Other	930	783	1,083
	$8,971	$8,861	$8,512

Non-interest expenses increased by $110 million or 1% from 2015.

Employee compensation and benefits decreased by $117 million or 2%, as the prior year included higher restructuring charges primarily relating to employee severance, shown as items of note in both years.

Computer, software and office equipment increased by $106 million or 8%, primarily due to higher spending on strategic initiatives.

Other increased by $147 million or 19%, primarily due to legal provisions related to certain matters, shown as an item of note.

Taxes

$ millions, for the year ended October 31	2016	2015	2014
Income taxes	$718	$634	$699
Indirect taxes (1)
Goods and Services Tax (GST), Harmonized Sales Tax (HST) and sales taxes	361	342	330
Payroll taxes	239	239	216
Capital taxes	38	39	34
Property and business taxes	71	68	59
Total indirect taxes	709	688	639
Total taxes	$1,427	$1,322	$1,338
Reported effective tax rate	14.3%	15.0%	17.9%
Total taxes as a percentage of net income before deduction of total taxes	24.9%	26.9%	29.4%

(1)	Certain amounts are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise GST, HST and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.

Total income and indirect taxes were up $105 million from 2015.

8	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Income tax expense was $718 million, compared with $634 million in 2015, primarily due to higher income in the current year. This was partially offset by income tax recoveries from the settlement of transfer pricing-related matters, and a change in our expected utilization of certain tax loss carryforwards, primarily due to the sale of our minority investment in ACI, both shown as items of note.

Indirect taxes were up $21 million, mainly due to higher sales taxes.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to commence in late 2017.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $190 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

The 2015 Canadian federal budget, released on April 21, 2015, contained new rules for “synthetic equity arrangements” which would eliminate the tax deductibility of Canadian inter-corporate dividends for Canadian corporations in certain circumstances. A revised draft of the rules was released on July 31, 2015. The rules became law effective as of November 1, 2015, with a set of transition rules that apply between November 1, 2015 and April 30, 2017.

In June 2016, the Canada Revenue Agency reassessed CIBC for approximately $118 million of additional income tax by denying the tax deductibility of certain 2011 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The circumstances of the dividends subject to the reassessment are similar to those prospectively addressed by the rules in the 2015 Canadian federal budget. CIBC is confident that its tax filing position was appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

The statutory income tax rate applicable to CIBC as a legal entity was 26.5% in 2016. The rate is expected to remain the same in future years.

For a reconciliation of our income taxes in the consolidated statement of income with the combined Canadian federal and provincial income tax rate, see Note 20 to the consolidated financial statements.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, is as follows:

$ millions, for the year ended October 31	2016 vs. 2015	2015 vs. 2014	2014 vs. 2013
Estimated increase (decrease) in:
Total revenue	$117	$281	$131
Provision for credit losses	8	7	17
Non-interest expenses	61	145	83
Income taxes	–	5	5
Net income	48	124	26
Impact on EPS:
Basic	$0.12	$0.31	$0.07
Diluted	0.12	0.31	0.07
Average USD appreciation (depreciation) relative to CAD	5.6%	14.7%	6.9%

Significant events

Restructuring

In the fourth quarter of 2016, we recorded restructuring charges of $134 million ($98 million after-tax) in Corporate and Other. The charges primarily relate to employee severance and include Program Clarity, a bank-wide priority focused on simplifying our bank. Program Clarity will make it easier to bank at CIBC and easier to get work done, improve efficiency and enable reinvestment.

Sale and lease back of certain retail properties

On November 15, 2016, we entered into a definitive agreement to sell and lease back 89 retail properties located mainly in Ontario and British Columbia. The closing of the agreement is expected to occur in the first quarter of 2017, and will result in the recognition of an after-tax gain of approximately $247 million in our Retail and Business Banking SBU.

Acquisition of PrivateBancorp, Inc.

On June 29, 2016, we announced that we had entered into a definitive agreement to acquire PrivateBancorp, Inc. (PrivateBancorp) and its subsidiary, The PrivateBank and Trust Company (PrivateBank). PrivateBank is a Chicago-based middle-market commercial bank with private banking and wealth management capabilities.

CIBC will pay US$18.80 in cash and 0.3657 of a CIBC common share for each share of PrivateBancorp common stock. Based on the June 28, 2016 closing price of CIBC’s common shares on the New York Stock Exchange (US$77.11), the total transaction value is approximately US$3.8 billion (C$4.9 billion) or US$47.00 of value per share of PrivateBancorp common stock at announcement. The transaction is expected to close in the first calendar quarter of 2017 and is subject to customary closing conditions, including regulatory approvals and the approval of PrivateBancorp’s common shareholders.

Sale of equity investment

We completed the sale of our minority investment in ACI to Nomura Holding America Inc. on May 19, 2016 for proceeds of US$1,045 million. We recognized a gain, net of related transaction costs, of $428 million ($383 million after-tax), in our Wealth Management SBU as a result of the sale, shown as an item of note.

CIBC 2016 ANNUAL REPORT	9

Management’s discussion and analysis

Fourth quarter review

$ millions, except per share amounts, for the three months ended					2016	2015 (1)
		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	Revenue
	Retail and Business Banking	$2,290	$2,225	$2,150	$2,190	$2,176	$2,118	$2,029	$2,083
	Wealth Management	620	1,035	583	601	607	628	614	619
	Capital Markets (2)	673	809	750	683	571	691	657	701
	Corporate and Other (2)	98	67	148	113	129	83	94	56
	Total revenue	$3,681	$4,136	$3,631	$3,587	$3,483	$3,520	$3,394	$3,459
	Net interest income	$2,110	$2,113	$2,037	$2,106	$2,043	$2,021	$1,895	$1,956
	Non-interest income	1,571	2,023	1,594	1,481	1,440	1,499	1,499	1,503
	Total revenue	3,681	4,136	3,631	3,587	3,483	3,520	3,394	3,459
	Provision for credit losses	222	243	324	262	198	189	197	187
	Non-interest expenses	2,347	2,218	2,242	2,164	2,383	2,179	2,104	2,195
	Income before income taxes	1,112	1,675	1,065	1,161	902	1,152	1,093	1,077
	Income taxes	181	234	124	179	124	174	182	154
	Net income	$931	$1,441	$941	$982	$778	$978	$911	$923
	Net income attributable to:
	Non-controlling interests	$4	$6	$5	$5	$2	$5	$4	$3
	Equity shareholders	927	1,435	936	977	776	973	907	920
EPS	– basic	$2.32	$3.61	$2.35	$2.44	$1.93	$2.42	$2.25	$2.28
	– diluted	$2.32	$3.61	$2.35	$2.43	$1.93	$2.42	$2.25	$2.28

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(2)	Capital Markets revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other.

Compared with Q4/15

Net income for the quarter was $931 million, up $153 million or 20% from the fourth quarter of 2015.

Net interest income was up $67 million or 3%, primarily due to volume growth across retail products, partially offset by lower treasury revenue.

Non-interest income was up $131 million or 9%, due to higher interest rate and commodity trading income, higher credit fees, and higher investment management and custodial fees driven by higher average AUM and AUA.

Provision for credit losses was up $24 million or 12%. In Retail and Business Banking, the provision was up due to higher write-offs in the card and personal lending portfolios, and higher losses in the business banking portfolio. In Capital Markets, the provision was down due to lower losses in the oil and gas sector. In Corporate and Other, the provision was comparable with the same quarter last year.

Non-interest expenses were down $36 million or 2%, mainly due to lower restructuring charges primarily relating to employee severance, shown as items of note in both quarters, partially offset by higher spending on strategic initiatives.

Income tax expense was up $57 million or 46%, primarily due to higher income.

Compared with Q3/16

Net income for the quarter was $931 million, down $510 million or 35% from the prior quarter.

Net interest income was comparable with the prior quarter, as the volume growth across retail products was offset by lower treasury revenue.

Non-interest income was down $452 million or 22%, primarily due to the gains related to ACI and the structured credit run-off business, shown as items of note in the prior quarter, and lower underwriting and advisory fees.

Provision for credit losses was down $21 million or 9%. In Retail and Business Banking, the provision was up primarily due to higher losses in the business banking portfolio. In Capital Markets, the provision was down, as the prior quarter included losses in the exited European leveraged finance portfolio, shown as an item of note. In Corporate and Other, the provision was up due to higher losses in CIBC FirstCaribbean, and an increase in the collective allowance.

Non-interest expenses were up $129 million or 6%, primarily due to the restructuring charges noted above, and higher spending on strategic initiatives, partially offset by lower performance-based compensation.

Income tax expense was down $53 million or 23%, primarily due to lower income.

Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

Revenue

Retail and Business Banking revenue has benefited from volume growth, partially offset by the continued low interest rate environment, and attrition in our exited FirstLine mortgage broker business. The first quarter of 2015 included the gain arising from accounting adjustments on credit card-related balance sheet amounts.

In Wealth Management, we recognized a gain, net of related transaction costs, on the sale of our minority investment in ACI in the third quarter of 2016. We ceased recognition of income from equity-accounted associates relating to ACI following the announcement of the sale in the first quarter of 2016.

Capital Markets revenue is influenced, to a large extent, by market conditions and activity in the equity derivatives business, which includes tax-exempt income. The third quarter of 2016 included a gain from the structured credit run-off business. The first quarter of 2015 included a gain on sale of an investment in our merchant banking portfolio.

Corporate and Other includes the offset related to the TEB component of tax-exempt income reported in Capital Markets revenue. The second quarter of 2016 included a gain on sale of a processing centre.

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the card and personal lending portfolios trended higher after the first quarter of 2016. In Capital Markets, losses in the oil and gas sector were elevated in the fourth quarter of 2015 and the first half of 2016. The third quarter of 2016 had higher losses in our exited European leveraged

10	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

finance portfolio. In Corporate and Other, the second and first quarters of 2016 included increases in the collective allowance, primarily relating to deterioration in the commodities sector and other changes in economic conditions.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, higher spending on strategic initiatives, and movement in foreign exchange rates. The fourth quarter of 2016 and the fourth and first quarters of 2015 included restructuring charges primarily relating to employee severance. The second quarter of 2016 included legal provisions in Corporate and Other related to certain matters.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income. The second quarter of 2016 included an income tax recovery due to the settlement of transfer pricing-related matters. The first quarter of 2016 included an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the sale of our minority investment in ACI.

Review of 2015 financial performance

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Capital Markets (1)	Corporate and Other (1)	CIBC Total
2015 (2)	Net interest income	$5,879	$203	$1,870	$(37)	$7,915
	Non-interest income	2,080	2,722	740	399	5,941
	Intersegment revenue (3)	447	(457)	10	–	–
	Total revenue	8,406	2,468	2,620	362	13,856
	Provision for (reversal of) credit losses	670	(1)	54	48	771
	Non-interest expenses	4,309	1,784	1,332	1,436	8,861
	Income (loss) before income taxes	3,427	685	1,234	(1,122)	4,224
	Income taxes	897	167	277	(707)	634
	Net income (loss)	$2,530	$518	$957	$(415)	$3,590
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$14	$14
	Equity shareholders	2,530	518	957	(429)	3,576
2014 (2)	Net interest income	$5,587	$196	$1,540	$136	$7,459
	Non-interest income	2,239	2,408	849	408	5,904
	Intersegment revenue (3)	397	(404)	7	–	–
	Total revenue	8,223	2,200	2,396	544	13,363
	Provision for credit losses	731	–	43	163	937
	Non-interest expenses	4,219	1,582	1,225	1,486	8,512
	Income (loss) before income taxes	3,273	618	1,128	(1,105)	3,914
	Income taxes	814	148	259	(522)	699
	Net income (loss)	$2,459	$470	$869	$(583)	$3,215
	Net income (loss) attributable to:
	Non-controlling interests	$–	$2	$–	$(5)	$(3)
	Equity shareholders	2,459	468	869	(578)	3,218

(1)	Capital Markets revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(3)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

The following discussion provides a comparison of our results of operations for the years ended October 31, 2015 and 2014.

Overview

Net income for 2015 was $3,590 million, compared with $3,215 million in 2014. The increase in net income of $375 million was due to higher revenue, a lower provision for credit losses and lower income taxes, partially offset by higher non-interest expenses.

Revenue by segment

Retail and Business Banking

Revenue was up $183 million or 2% from 2014, primarily due to volume growth, higher fees, and a gain arising from accounting adjustments on credit card-related balance sheet amounts, shown as an item of note. 2014 included a portion of the gain relating to the Aeroplan transactions with Aimia Canada Inc. (Aimia) and the Toronto-Dominion Bank (TD), shown as an item of note.

Wealth Management

Revenue was up $268 million or 12% from 2014, primarily due to higher AUM, and the inclusion of a full year of Atlantic Trust results in 2015 versus ten months in 2014.

Capital Markets

Revenue was up $224 million or 9% from 2014, as 2014 included a charge relating to the incorporation of funding valuation adjustments (FVA) into the valuation of our uncollateralized derivatives, shown as an item of note. 2015 included higher revenue from foreign exchange, equity derivatives, interest rate and commodities trading. 2014 included a gain on the sale of an equity investment in our exited European leveraged finance portfolio, shown as an item of note.

Corporate and Other

Revenue was down $182 million or 33% from 2014, primarily due to lower treasury revenue and a higher TEB adjustment, partially offset by favourable foreign exchange rates. 2014 included a portion of the gain relating to the Aeroplan transactions with Aimia and TD, shown as an item of note.

CIBC 2016 ANNUAL REPORT	11

Management’s discussion and analysis

Consolidated CIBC

Net interest income

Net interest income was up $456 million or 6% from 2014, primarily due to volume growth across retail products, higher trading income, and a gain arising from accounting adjustments on credit card-related balance sheet amounts, shown as an item of note. These factors were partially offset by lower treasury revenue, and lower card revenue as a result of the Aeroplan transactions in 2014.

Non-interest income

Non-interest income was up $37 million or 1% from 2014, primarily due to higher AUM in our asset management business, driven by net sales of long-term mutual funds and market appreciation, and AUM and AUA growth in other areas within our Wealth Management SBU. 2014 included the gains relating to the Aeroplan transactions and the sale of an equity investment in our exited European leveraged finance portfolio, both shown as items of note.

Provision for credit losses

Provision for credit losses was down $166 million or 18% from 2014. In Retail and Business Banking, the provision was down as lower loan losses in the card portfolio reflected credit improvements, and the sold Aeroplan portfolio, while 2014 included a charge resulting from operational changes in the processing of write-offs, shown as an item of note. In Capital Markets, the provision was up mainly due to higher losses in the oil and gas sector, while 2014 included loan losses in our exited U.S. leveraged finance portfolio, shown as an item of note. In Corporate and Other, the provision was down as 2014 included loan losses relating to CIBC FirstCaribbean, partially offset by a reduction in the collective allowance, including lower estimated credit losses relating to the Alberta floods, both shown as items of note. Excluding items of note, 2015 still had lower losses in CIBC FirstCaribbean, partially offset by an increase in the collective allowance versus a reduction in 2014.

Non-interest expenses

Non-interest expenses increased by $349 million or 4% from 2014, mainly due to restructuring charges primarily relating to employee severance, shown as an item of note, higher salaries, performance-based compensation and benefits, and higher spending on strategic initiatives. 2014 included a goodwill impairment charge relating to CIBC FirstCaribbean, shown as an item of note.

Income taxes

Income tax expense was $634 million, compared with $699 million in 2014. Income tax expense was lower, notwithstanding higher income in 2015, primarily due to no tax recovery being booked in 2014 in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses, and the impact of higher tax-exempt income in 2015.

Outlook for calendar year 2017

Global growth in gross domestic product in 2017 is expected to be marginally better than the moderate pace seen in 2016. Emerging markets should see some support from earlier interest rate cuts. The U.S. should improve to a roughly 2% growth rate, driven by consumer spending and housing, while Europe should be steady with growth in the 1.5% range, as diminished fiscal tightening should help offset the impact of political uncertainties. The U.S. Federal Reserve could raise rates gently over the course of the year, but the federal funds rate will remain very low by historical standards. Canada’s economic growth rate should accelerate from 2016 while remaining below 2%. A diminished drag from declines in energy capital spending and additions to government infrastructure spending should counter a reduced growth contribution from housing. Canada’s 2017 growth could be impacted if the U.S. pursues a protectionist policy that extends to Canadian exports. Short-term interest rates and the Canadian dollar are expected to be generally stable, but long-term interest rates could drift higher under the pull of higher U.S. treasury yields.

In Retail and Business Banking, we could see a more moderate expansion of consumer credit due to steps taken by the government to slow price appreciation in the housing market. Business credit demand should remain healthy, given very low interest rates and somewhat faster economic growth.

An improving environment for corporate profits and low interest rates should support equity-related business in Capital Markets and Wealth Management, and Capital Markets should see continued strength in the issuance of government debt tied to accelerating infrastructure spending.

Credit quality should remain healthy overall, with somewhat firmer oil prices diminishing risks in the energy sector.

12	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance.

Adjusted measures

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures noted below. Items of note include the results of our structured credit run-off business, the amortization of intangibles, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, and any other item specified in the table on the following page to calculate the adjusted EPS.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses to remove the impact of items of note and gross up tax-exempt revenue to bring it to a TEB basis, as applicable.

Adjusted dividend payout ratio

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.

Adjusted return on common shareholders’ equity

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted ROE.

Adjusted effective tax rate

We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note to calculate the adjusted effective tax rate.

Economic capital

Economic capital provides a framework to evaluate the returns of each SBU, commensurate with risk assumed. The economic capital measure is based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational, and strategic risk capital. The difference between our total equity capital and economic capital is held in Corporate and Other.

There is no comparable GAAP measure for economic capital.

Economic profit

Net income attributable to equity shareholders, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each SBU in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.

Segmented return on equity

We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric relating to the economic capital allocated to the segments. As a result, segmented ROE is a non-GAAP measure.

CIBC 2016 ANNUAL REPORT	13

Management’s discussion and analysis

The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

$ millions, for the year ended October 31		2016	2015	2014	2013	2012
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$4,237	$3,531	$3,131	$3,253	$3,136
After-tax impact of items of note (1)		(191)	232	442	219	88
After-tax impact of items of note on non-controlling interests		–	(2)	(10)	–	–
Adjusted net income attributable to common shareholders (2)	B	$4,046	$3,761	$3,563	$3,472	$3,224
Diluted weighted-average common shares outstanding (thousands)	C	395,919	397,832	398,420	401,261	404,145
Reported diluted EPS ($)	A/C	$10.70	$8.87	$7.86	$8.11	$7.76
Adjusted diluted EPS ($) (2)	B/C	10.22	9.45	8.94	8.65	7.98
Reported and adjusted efficiency ratio
Reported total revenue	D	$15,035	$13,856	$13,363	$12,705	$12,485
Pre-tax impact of items of note (1)		(505)	(40)	(276)	(30)	(9)
TEB		474	482	421	357	281
Adjusted total revenue (2)	E	$15,004	$14,298	$13,508	$13,032	$12,757
Reported non-interest expenses	F	$8,971	$8,861	$8,512	$7,608	$7,202
Pre-tax impact of items of note (1)		(262)	(338)	(539)	(249)	(63)
Adjusted non-interest expenses (2)	G	$8,709	$8,523	$7,973	$7,359	$7,139
Reported efficiency ratio	F/D	59.7%	63.9%	63.7%	59.9%	57.7%
Adjusted efficiency ratio (2)	G/E	58.0%	59.6%	59.0%	56.5%	56.0%
Reported and adjusted dividend payout ratio
Dividends paid to common shareholders	H	$1,879	$1,708	$1,567	$1,523	$1,470
Reported dividend payout ratio	H/A	44.3%	48.4%	50.0%	46.8%	46.9%
Adjusted dividend payout ratio (2)	H/B	46.4%	45.4%	44.0%	43.9%	45.6%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	I	$ 21,275	$ 18,857	$ 17,067	$ 15,167	$ 14,116
Reported return on common shareholders’ equity	A/I	19.9%	18.7%	18.3%	21.4%	22.2%
Adjusted return on common shareholders’ equity (2)	B/I	19.0%	19.9%	20.9%	22.9%	22.8%
Reported and adjusted effective tax rate
Reported income before income taxes	J	$5,013	$4,224	$3,914	$3,976	$3,992
Pre-tax impact of items of note (1)		(94)	298	408	298	107
Adjusted income before income taxes (2)	K	$4,919	$4,522	$4,322	$4,274	$4,099
Reported income taxes	L	$718	$634	$699	$626	$689
Tax impact of items of note (1)		97	66	(34)	79	49
Adjusted income taxes (2)	M	$815	$700	$665	$705	$738
Reported effective tax rate	L/J	14.3%	15.0%	17.9%	15.8%	17.3%
Adjusted effective tax rate (2)	M/K	16.6%	15.5%	15.4%	16.5%	18.0%

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2016 Reported net income (loss)		$2,689	$864	$1,076	$(334)	$4,295
After-tax impact of items of note (1)		(25)	(374)	28	180	(191)
Adjusted net income (loss) (2)		$2,664	$490	$1,104	$(154)	$4,104
2015 (3) Reported net income (loss)		$2,530	$518	$957	$(415)	$3,590
After-tax impact of items of note (1)		(28)	18	8	234	232
Adjusted net income (loss) (2)		$2,502	$536	$965	$(181)	$3,822
2014 (3) Reported net income (loss)		$2,459	$470	$869	$(583)	$3,215
After-tax impact of items of note (1)		(64)	15	18	473	442
Adjusted net income (loss) (2)		$2,395	$485	$887	$(110)	$3,657
2013 Reported net income (loss)		$2,377	$385	$699	$(111)	$3,350
After-tax impact of items of note (1)		38	4	118	59	219
Adjusted net income (loss) (2)		$2,415	$389	$817	$(52)	$3,569
2012 Reported net income		$2,156	$335	$589	$223	$3,303
After-tax impact of items of note (1)		8	(34)	67	17	58
Adjusted net income (2)		$2,164	$301	$656	$240	$3,361

(1)	Reflects impact of items of note under “2016 Financial results” section and below.
(2)	Non-GAAP measure.
(3)	Certain information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.

14	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Impact of items of note in prior years

2014

Net income was affected by the following items of note:

•

$543 million ($543 million after-tax) of charges relating to CIBC FirstCaribbean, comprising a goodwill impairment charge of $420 million ($420 million after-tax) and loan losses of $123 million ($123 million after-tax), reflecting revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region (Corporate and Other);

•

$190 million ($147 million after-tax) gain in respect of the Aeroplan transactions with Aimia and TD, net of costs relating to the development of our enhanced travel rewards program ($87 million after-tax in Retail and Business Banking, and $60 million after-tax in Corporate and Other);

•	$112 million ($82 million after-tax) charge relating to the incorporation of FVA into the valuation of our uncollateralized derivatives (Capital Markets);
•	$78 million ($57 million after-tax) gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio (Capital Markets);
•	$52 million ($30 million after-tax) gain within an equity-accounted investment in our merchant banking portfolio (Capital Markets);
•

$36 million ($28 million after-tax) amortization of intangible assets ($4 million after-tax in Retail and Business Banking, $15 million after-tax in Wealth Management, and $9 million after-tax in Corporate and Other);

•

$26 million ($19 million after-tax) reduction in the portion of the collective allowance recognized in Corporate and Other(1), including lower estimated credit losses relating to the Alberta floods (Corporate and Other);

•	$26 million ($19 million after-tax) charge resulting from operational changes in the processing of write-offs in Retail and Business Banking;
•	$22 million ($12 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Capital Markets); and
•	$15 million ($11 million after-tax) loss from the structured credit run-off business (Capital Markets).

The above items of note increased revenue by $276 million, provision for credit losses by $145 million, non-interest expenses by $539 million, and income taxes by $34 million. In aggregate, these items of note decreased net income by $442 million.

2013

Net income was affected by the following items of note:

•

$114 million ($84 million after-tax) loss from the structured credit run-off business, including the charge in respect of a settlement of the U.S. Bankruptcy Court adversary proceeding brought by the Estate of Lehman Brothers Holdings, Inc. (Capital Markets);

•	$39 million ($37 million after-tax) restructuring charge relating to CIBC FirstCaribbean (Corporate and Other);
•

$38 million ($28 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(1), including $56 million of estimated credit losses relating to the Alberta floods;

•	$35 million ($19 million after-tax) impairment of an equity position associated with our exited U.S. leveraged finance portfolio (Capital Markets);
•	$24 million ($18 million after-tax) costs relating to the development of our enhanced travel rewards program and to the Aeroplan transactions with Aimia and TD (Retail and Business Banking);
•

$23 million ($19 million after-tax) amortization of intangible assets(2) ($5 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $10 million after-tax in Corporate and Other);

•	$21 million ($15 million after-tax) loan losses in our exited European leveraged finance portfolio (Capital Markets);
•	$20 million ($15 million after-tax) charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios (Retail and Business Banking); and
•	$16 million ($16 million after-tax) gain, net of associated expenses, on the sale of our Hong Kong and Singapore-based private wealth management business (Corporate and Other).

The above items of note increased revenue by $30 million, provision for credit losses by $79 million and non-interest expenses by $249 million, and decreased income taxes by $79 million. In aggregate, these items of note decreased net income by $219 million.

2012

Net income was affected by the following items of note:

•	$57 million ($32 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Capital Markets);
•	$37 million ($35 million after-tax) gain relating to an equity-accounted investment (Wealth Management);
•

$33 million ($24 million after-tax) loss relating to the change in valuation of collateralized derivatives to an overnight index swap (OIS) basis ($23 million after-tax in Capital Markets and $1 million after-tax in Corporate and Other);

•

$30 million ($25 million after-tax) amortization of intangible assets ($8 million after-tax in Retail and Business Banking, $1 million after-tax in Wealth Management and $16 million after-tax in Corporate and Other);

•	$28 million ($16 million after-tax) hedge accounting loss on leveraged leases (Capital Markets);
•

$24 million ($19 million after-tax) gain on sale of interests in entities in relation to the acquisition of TMX Group Inc. by Maple Group Acquisition Corporation, net of associated expenses (Capital Markets); and

•	$20 million ($15 million after-tax) loss from the structured credit run-off business (Capital Markets).

The above items of note increased revenue by $9 million, provision for credit losses by $53 million and non-interest expenses by $63 million, and decreased income taxes by $49 million. In aggregate, these items of note decreased net income by $58 million.

In addition, net income attributable to common shareholders was also affected by the following item of note:

•	$30 million premium paid on preferred share redemptions.

(1)	Relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent, and (iii) net write-offs for the cards portfolio, which are all reported in the respective SBUs.
(2)	Beginning in the fourth quarter of 2013, also includes amortization of intangible assets for equity-accounted associates.

CIBC 2016 ANNUAL REPORT	15

Management’s discussion and analysis

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

External reporting changes were made in 2016, affecting the results of our SBUs. See “External reporting changes” for additional details.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales, renewals, trailer commissions and the recovery of distribution service costs are made among the lines of business and SBUs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Revenue, taxable equivalent basis

The SBUs evaluate revenue on a TEB basis. In order to arrive at the TEB amount, the SBUs gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on the net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other.

16	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Retail and Business Banking

Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Our business strategy

We are focused on being the number one Retail and Business Bank in Canada in client experience and profitable revenue growth. To deliver on our objectives, our efforts are aligned to CIBC’s three strategic bank-wide priorities of client focus, innovation, and simplification.

2016 progress

In 2016, we made good progress on our strategy.

Enhancing the client experience	Accelerating profitable revenue growth

•       Improved our Net Promoter Score in 2016 for the second consecutive year, and have led our peers in improvement over the last four years.

•       Opened CIBC LiveLabs at MaRS, an innovation hub based in Toronto that allows us to work in partnership with business and technology teams to develop the next wave of banking innovations for our clients in a collaborative, cooperative lab environment.

•       Continued to identify key moments in client relationships and adjust processes to be simpler and more client centric. For example, our collections processes were enhanced to include more proactive solutions for clients experiencing financial challenges to help them manage cash flow and get back on track financially.

•       Earned the top score among the five largest Canadian banks for mobile banking for the third year in a row in Forrester Research’s annual Mobile Banking benchmark study.

•       Earned the top score among the five largest Canadian banks for online banking functionality for the second consecutive year in Forrester Research’s Online Banking benchmark study.

•       Ranked #1 for a second consecutive year by our advisors in Investment Executive magazine’s annual Report Card on Banks and Credit Unions.

•       Participated in a successful blockchain proof of concept, as part of our commitment to focus on innovative opportunities that may benefit clients in future years.

•       Delivered Apple Pay to our clients the first day it was available in Canada, giving our clients the flexibility to pay with their Apple device at their favourite retailers.

•       We were the first bank in Canada to bring Samsung Pay to our clients, providing them with another mobile payment option.

•       Continued to transform our physical banking centre network, adding iPads, Wi-Fi, and enhanced ATMs to a number of banking centre locations while creating a new, open concept that allows for more conversations about financial needs and goals with our clients.

•       Continued to invest in advice by converting service roles to advice roles, while leveraging digital channels for more day-to-day banking transactions from clients across our network.

•       Introduced the new CIBC Smart Account, a first-of-its-kind bank account with a flexible fee that is capped monthly, and that automatically adjusts with lower fees when clients’ banking needs are less.

•       Launched the innovative CIBC Smart Prepaid Visa Card, the first reloadable foreign currency prepaid card available through a major Canadian bank, delivering a more secure and convenient payment experience for clients while they are traveling.

•       Introduced Digital Account Open, allowing clients to open a new CIBC bank account entirely from their mobile device – supporting growth for CIBC and delivering on the needs of “digital first” clients who prefer to transact and meet their financial needs through their mobile device or online.

•       Launched the CIBC Hello Home app, developed at our CIBC LiveLabs innovation facility. The new app allows Canadians to apply for a mortgage end-to-end using only their mobile device, without needing to visit a banking centre.

•       Brought “one-click lending” to market in partnership with fintech lenders – Borrowell, for personal banking, and Thinking Capital, for small businesses, enabling qualified existing clients to be approved for a loan instantly and receive funds within one day – significantly faster and simpler than the current process across the industry.

CIBC 2016 ANNUAL REPORT	17

Management’s discussion and analysis

2016 financial review

Revenue(1) ($ billions)	Net income(1) ($ billions)	Average loans and acceptances(1)(2) ($ billions)	Average deposits(1) ($ billions)	Efficiency ratio(1) (%)

Personal banking

•       Total average loans and acceptances growth of 13% (excluding FirstLine mortgages)

•       Total average deposits growth of 7%

•       Leading mortgage market share growth

•       Increased the number of Mobile Sales Advisors by 17% in the year

•       60% of our clients are now engaged with CIBC digitally, and growing

•       Product use count of new clients 12 months after joining up 50% since 2013

	Average loans and acceptances(2) ($ billions)	Average deposits ($ billions)

Business banking • Total average loans and acceptances growth of 13% • Total average deposit growth of 10% • Leading market share growth in both business deposits and business loans	Average loans and acceptances(1) ($ billions)	Average deposits(1) ($ billions)

(1)	Certain prior period information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(2)	Total average loans and acceptances includes FirstLine mortgages.

Our focus for 2017

We are building a strong, innovative, relationship-oriented bank. To accelerate our transformation, we will deliver on our objective to be the best retail and business bank in Canada by maintaining a focus on:

•	Improving the client experience by making it easier for our clients to bank when, where, and how they want
•	Profitable revenue growth achieved by helping our clients grow and prosper through deeper relationships and advice

18	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2016	2015 (2)	2014 (2)
Revenue
Personal banking	$7,066	$6,693	$6,305
Business banking	1,726	1,623	1,531
Other	63	90	387
Total revenue	8,855	8,406	8,223
Provision for credit losses	765	670	731
Non-interest expenses	4,472	4,309	4,219
Income before income taxes	3,618	3,427	3,273
Income taxes	929	897	814
Net income	$2,689	$2,530	$2,459
Net income attributable to:
Equity shareholders (a)	$2,689	$2,530	$2,459
Efficiency ratio	50.5%	51.3%	51.3%
Return on equity (3)	51.0%	55.6%	62.6%
Charge for economic capital (3) (b)	$(513)	$(547)	$(485)
Economic profit (3) (a+b)	$2,176	$1,983	$1,974
Average assets ($ billions)	$265.8	$243.8	$230.5
Average loans and acceptances ($ billions)	$266.0	$244.6	$231.3
Average deposits ($ billions)	$186.0	$172.2	$162.5
Full-time equivalent employees	20,280	21,532	21,862

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $159 million or 6% from 2015, primarily due to higher revenue, partially offset by higher non-interest expenses, and a higher provision for credit losses.

Revenue

Revenue was up $449 million or 5% from 2015.

Personal banking revenue was up $373 million or 6%, primarily due to volume growth, favourable pricing, higher fees, and an additional day in the current year. The prior year included a gain arising from accounting adjustments on credit card-related balance sheet amounts, shown as an item of note.

Business banking revenue was up $103 million or 6%, primarily due to volume growth, and higher fees, partially offset by narrower spreads.

Other revenue was down $27 million or 30%, mainly due to lower revenue from our exited FirstLine mortgage broker business.

Provision for credit losses

Provision for credit losses was up $95 million or 14% from 2015, primarily due to higher write-offs and bankruptcies in the card and personal lending portfolios, and higher losses in the business banking portfolio.

Non-interest expenses

Non-interest expenses were up $163 million or 4% from 2015, primarily due to higher spending on strategic initiatives, including innovation to further our retail transformation.

Income taxes

Income taxes were up $32 million or 4% from 2015, primarily due to higher income, partially offset by an income tax recovery from the settlement of transfer pricing-related matters, shown as an item of note.

Average assets

Average assets were up $22 billion or 9% from 2015 due to growth across all products.

CIBC 2016 ANNUAL REPORT	19

Management’s discussion and analysis

Wealth Management

Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through approximately 1,600 advisors across Canada and the U.S. The results of ACI are included in the Other business line. For further details regarding the sale of our minority investment in ACI, see the “Significant events” section.

Our business strategy

Our growth strategy is aligned to CIBC’s three strategic bank-wide priorities of client focus, innovation and simplification. We are focused on enhancing the client experience, driving asset growth, and simplifying and optimizing our business platform.

2016 progress

We made good progress in 2016 on our strategy.

Enhance the client experience	Drive asset growth	Simplify and optimize our business platform

•       Both CIBC Wood Gundy, our full service brokerage, and CIBC Investor’s Edge, our self-directed brokerage, made solid progress in the most recent J.D. Power Canadian Investor Satisfaction Surveys.

•       Enhanced internal client referral framework to serve our clients’ banking and investment needs.

•       Strong net flows of $11 billion driven by all of our Wealth Management businesses.

•       Expanded CIBC Personal Portfolio Services (PPS) offer with three new Income Generation Portfolios.

•       Launched the Renaissance Private Investment Program for high net worth clients, and other products.

•       Solid asset growth across all lines of business.

• Brought our Canadian private wealth
management and Wood Gundy businesses
together, aligning our high net worth
advisor businesses under one platform.

•       Launched e-statements for CIBC PPS and
CIBC Mutual Fund accounts, further
simplifying investment statement
management for clients.

•       Expanded Delaware Trust services in
Atlantic Trust.

2016 financial review

Revenue(1) ($ billions)	Net income(1) ($ millions)	Assets under administration and management(2) ($ billions)	Canadian retail mutual funds(3) ($ billions)

(1)	Certain prior period information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(2)	AUM amounts are included in the amounts reported under AUA.
(3)	Included in AUM.

20	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Retail brokerage

•       Strong growth in both AUM and AUA, up 17% and 7%, respectively
•       Strong Investment Executive 2016 Brokerage Report Card results, achieving the second highest average rating by investment advisors among the Big 6 bank-owned brokerage firms
•       Launched new CIBC Mobile Wealth app

Assets under administration and management(1) ($ billions)

Asset management

•       6% growth in AUM

•       Launched several new products to deliver superior results for our clients

•       Realignment of trailing commissions and management fees for a simpler and more consistent pricing approach for clients

Assets under administration and management(1) ($ billions)

Private wealth management

•       7% growth in both AUM and AUA

•       Achieved record net flows in our Canadian private wealth management business

•       Achieved above industry average Net Promoter Score in CIBC Private Banking

Assets under administration and management(1) ($ billions)

(1)	AUM amounts are included in the amounts reported under AUA.

Our focus for 2017

We are building a strong, innovative, relationship-oriented bank. To build on our momentum and accelerate our transformation, we will continue to align our focus in 2017 to CIBC’s three strategic bank-wide priorities. We will do this by:

•	Enhancing the client experience
•	Driving asset growth through advice and an integrated offer for clients to meet their broader wealth management needs
•	Simplifying and optimizing our business platform to make it easier to invest with our bank

CIBC 2016 ANNUAL REPORT	21

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2016	2015 (2)	2014 (2)
Revenue
Retail brokerage	$1,269	$1,282	$1,232
Asset management	746	707	601
Private wealth management	381	379	275
Other	443	100	92
Total revenue	2,839	2,468	2,200
Provision for (reversal of) credit losses	–	(1)	–
Non-interest expenses	1,753	1,784	1,582
Income before income taxes	1,086	685	618
Income taxes	222	167	148
Net income	$864	$518	$470
Net income attributable to:
Non-controlling interests	$–	$–	$2
Equity shareholders (a)	864	518	468
Efficiency ratio	61.7%	72.3%	71.9%
Return on equity (3)	43.5%	22.4%	22.3%
Charge for economic capital (3) (b)	$(193)	$(276)	$(256)
Economic profit (3) (a+b)	$671	$242	$212
Average assets ($ billions)	$4.5	$4.8	$4.4
Average loans ($ billions)	$2.1	$2.1	$1.9
Average deposits ($ billions)	$9.8	$9.0	$8.5
AUA ($ billions)	$325.5	$304.8	$288.6
AUM ($ billions)	$183.2	$169.9	$151.5
Full-time equivalent employees	4,295	4,350	4,169

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $346 million or 67% from 2015, mainly due to the gain, net of transaction costs, on the sale of our minority investment in ACI, shown as an item of note.

Revenue

Revenue was up $371 million or 15% from 2015.

Retail brokerage revenue was down $13 million or 1%, primarily due to lower commission revenue as a result of a decline in transaction volume, partially offset by higher investment management and custodial fees, driven by higher average AUM and AUA.

Asset management revenue was up $39 million or 6%, primarily due to higher average AUM, driven by net sales of long-term mutual funds and market appreciation, and mark-to-market gains on seed capital investments in recently launched mutual funds and institutional pools.

Private wealth management revenue was up $2 million or 1%, primarily due to higher average AUM, including the favourable impact of foreign exchange rates, and volume growth in loans and deposits. This was partially offset by lower annual performance fees earned by Atlantic Trust.

Other revenue was up $343 million due to the gain on sale of ACI noted above, partially offset by lower ACI revenue following the announcement of the sale.

Non-interest expenses

Non-interest expenses were down $31 million or 2% from 2015, primarily due to lower performance-based compensation.

Income taxes

Income taxes were up $55 million or 33% from 2015, primarily due to the gain on sale of ACI noted above.

Assets under administration

AUA were up $21 billion or 7% from 2015, from market appreciation and strong net flows. AUM amounts are included in the amounts reported under AUA.

22	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Capital Markets

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Our business strategy

Our goal is to be the leading Capital Markets franchise in Canada and the lead relationship bank for our key clients globally by delivering best-in-class insight, advice, execution and innovation.

2016 progress

We made solid progress in 2016 on our strategy.

Strengthen and expand leadership positions in Canada	Build a North American platform and expand coverage in key sectors globally	Deliver innovation to clients across CIBC

•       Continued to hold leadership positions in syndicated loans, debt and equity underwriting, advisory services, equity trading, commodities and foreign exchange.

•       Launched specialized new advisory teams to add value for clients in the areas of technology and innovation, private capital, and corporate finance solutions.

•       Continued to strengthen our platform by further aligning our talent and expertise to today’s dominant economic and market sectors.

•       Expanded our product capabilities and invested in talent to help meet client needs at home and abroad.

•       Helped our clients navigate market movements and volatility through proactive advice and trading solutions.

•       Continued to strengthen U.S. coverage and execution capabilities, with a focus on the energy, infrastructure and power and utilities sectors.

• Introduced CIBC Air Canada AC Conversion
Visa Prepaid Card, a first-of-its-kind in
Canada, allowing travellers to purchase and
store up to 10 currencies on a single card
that can be used at retailers around the
globe.

•       Enhanced the no-fee CIBC Global Money
Transfer service by adding it to CIBC’s
mobile banking app, and by increasing the
number of countries to which clients can
send money, including the U.S.

•       Launched new training workshops for over
200 client CFOs and finance professionals
to enhance their understanding of public
capital markets.

2016 financial review

Revenue(1) ($ billions)	Net income(1) ($ millions)	Efficiency ratio (%)	Average value-at-risk (VaR) ($ millions)

(1)	Certain prior period information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.

As a leading capital markets franchise in Canada and banking partner to clients in core Canadian industries in the rest of the world, Capital Markets acted as:

•

Financial advisor to Suncor Energy Inc. on its $7 billion acquisition of Canadian Oil Sands Limited, as well as joint bookrunner on Suncor’s $2.9 billion bought common share offering, one of the largest-ever equity bought deals in Canada;

•	Financial advisor, financing co-underwriter and lead agent on related foreign exchange to Lowe’s Companies Inc. on its $3.2 billion acquisition of RONA Inc.;
•

Financial advisor, lead left bookrunner on $525 million of subscription receipts, sole lead arranger, underwriter and bookrunner on $1.8 billion of credit facilities and sole foreign exchange provider supporting Stantec’s acquisition of MWH Global Inc.;

•

Exclusive financial advisor, administrative agent and joint bookrunner on $925 million in credit facilities supporting Cheung Kong Infrastructure Holdings Limited’s and Power Assets Holdings Limited’s acquisition of a 65% interest in midstream assets from Husky Energy Inc.;

•	Lead financial advisor and financing co-underwriter, joint bookrunner and co-lead arranger to Shaw Communications Inc. on its $1.6 billion acquisition of Wind Mobile Corp.;
•	Exclusive financial advisor to InnVest REIT on the sale of the company to Bluesky Hotels and Resorts for $2.1 billion;
•	Lead bookrunner on a $460 million Initial Public Offering for Aritzia Inc.;
•	Exclusive financial advisor to Baybridge Seniors Housing Inc. on its $1 billion acquisition of Amica Mature Lifestyles Inc.;
•

Lead left bookrunner on a $1 billion convertible debenture offering and administrative agent and joint lead arranger on a US$1.6 billion bridge facility for Algonquin Power & Utilities Corp. in support of its acquisition of Empire District Electric Company; and

•	Joint bookrunner on Enbridge Inc.’s $2.3 billion bought common share offering.

CIBC 2016 ANNUAL REPORT	23

Management’s discussion and analysis

Capital markets awards and recognition

•	Canada Derivatives House Of The Year – 2016 GlobalCapital Americas Derivatives Awards
•	The leader in Canadian Equity Trading – #1 in volume, value and number of trades – TSX and ATS Market Share report 2009 – present (as provided by IRESS Market Technology as at October 31, 2016)
•

In 2016, CIBC economics and equity research analysts held Top 3 rankings in several sectors as recognized by Brendan Wood International and Thomson Reuters. Research sectors included – Economics, Agriculture, Auto Components, Banks and Diversified Financials, Chemicals & Fertilizers, Energy Equipment Services, Insurance, REITS & Hospitalities, Telecom and Utilities

•	2016 Canadian Hedge Fund Award for Top Canadian Prime Broker – Alternative IQ
•	The leading IPO underwriter in Canada – Bloomberg as at September 30, 2016
•	North American M&A Deal of the Year: Indiana Toll Road Acquisition 2016 – IJGlobal Americas Deals of the Year Awards
•	Ranked #1 for number of deals led in Canadian Loan Syndication Thomson Reuters and Bloomberg Lead Arranger League Tables, January-September 2016

Revenue – Global markets(1) ($ millions)	Revenue – Corporate and investment banking(1) ($ millions)

(1)	Certain prior period information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.

Our focus for 2017

We are building a strong, innovative, relationship-oriented bank. To build on our position of strength and accelerate our transformation, we will continue to align our focus in 2017 to CIBC’s three strategic bank-wide priorities of client focus, innovation and simplification. We will do this by:

•	Strengthening and expanding leadership positions in Canada
•	Building a North American platform and expanding coverage in key sectors globally
•	Delivering innovation to clients across CIBC

Results(1)

$ millions, for the year ended October 31	2016	2015 (2)	2014 (2)
Revenue
Global markets	$1,640	$1,353	$991
Corporate and investment banking	1,259	1,273	1,294
Other	16	(6)	111
Total revenue (3)	2,915	2,620	2,396
Provision for credit losses	153	54	43
Non-interest expenses	1,398	1,332	1,225
Income before income taxes	1,364	1,234	1,128
Income taxes (3)	288	277	259
Net income	$1,076	$957	$869
Net income attributable to:
Equity shareholders (a)	$1,076	$957	$869
Efficiency ratio	47.9%	50.8%	51.1%
Return on equity (4)	30.6%	35.8%	37.1%
Charge for economic capital (4) (b)	$(341)	$(320)	$(288)
Economic profit (4) (a+b)	$735	$637	$581
Average assets ($ billions)	$162.8	$141.8	$121.9
Full-time equivalent employees	1,324	1,342	1,306

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(3)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $474 million (2015: $482 million; 2014: $421 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(4)	For additional information, see the “Non-GAAP measures” section.

24	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Financial overview

Net income was up $119 million or 12% from 2015, primarily due to higher revenue, partially offset by a higher provision for credit losses, and higher non-interest expenses.

Revenue

Revenue was up $295 million or 11% from 2015.

Global markets revenue was up $287 million or 21%, primarily due to higher interest rate and foreign exchange trading revenue, and higher revenue from global markets financing activity.

Corporate and investment banking revenue was down $14 million or 1%, primarily due to lower investment portfolio gains, as the prior year included a gain on sale of an investment in our merchant banking portfolio, shown as an item of note, and lower revenue from U.S. real estate finance. This decrease was partially offset by higher corporate banking revenue and higher equity issuance activity.

Other revenue was up $22 million, primarily due to a gain on the sale of an AFS equity investment in our structured credit run-off business, partially offset by higher mark-to-market losses on corporate loan hedges.

Provision for credit losses

Provision for credit losses was up $99 million from 2015, primarily due to higher losses in the oil and gas sector and losses in our exited European leveraged finance portfolio, shown as an item of note, partially offset by lower losses in our U.S. real estate finance portfolio.

Non-interest expenses

Non-interest expenses were up $66 million or 5% from 2015, primarily due to higher employee-related costs and higher spending on strategic initiatives.

Income taxes

Income taxes were up $11 million or 4% from 2015, primarily due to higher income.

Average assets

Average assets were up $21 billion or 15% from 2015, primarily due to higher global markets financing activity, higher interest rate trading inventory, and higher loan balances in corporate banking and U.S. real estate finance.

Structured credit run-off business

The results of the structured credit run-off business are included in the Capital Markets SBU.

Results

$ millions, for the year ended October 31	2016	2015	2014
Net interest expense	$(30)	$(17)	$(30)
Non-interest income (loss)	49	(2)	19
Total revenue (loss)	19	(19)	(11)
Non-interest expenses	16	10	4
Income (loss) before income taxes	3	(29)	(15)
Income taxes	1	(8)	(4)
Net income (loss)	$2	$(21)	$(11)

Net income for the year was $2 million (US$2 million), compared with a net loss of $21 million (US$17 million) in 2015, primarily due to a gain on the sale of an AFS equity investment.

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at October 31, 2016		Investment and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of credit valuation adjustment (CVA)	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$136	$103	$–	$–	$136	$103
CLO	225	–	223	223	72	–	279	2	–	–
Corporate debt	–	–	–	–	3,312	–	–	–	3,312	–
Other	386	252	13	13	175	17	3	–	–	–
Unmatched	–	–	–	–	–	–	–	–	373	–
	$611	$252	$236	$236	$3,695	$120	$282	$2	$3,821	$103
October 31, 2015	$1,057	$305	$597	$596	$4,259	$148	$947	$9	$3,947	$119

(1)	Excluded from the table above are equity AFS securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$5 million (2015: US$22 million).

USRMM – collateralized debt obligation (CDO)

Our USRMM position consists of a written credit derivative, which amounted to US$136 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

CIBC 2016 ANNUAL REPORT	25

Management’s discussion and analysis

Collateralized loan obligation (CLO)

CLO positions consist of first priority tranches of CLOs backed by diversified pools of primarily U.S. (64%) and European-based (33%) senior secured leveraged loans. As at October 31, 2016, 100% of the total notional amount of the CLO tranches was rated Aaa by Moody’s Investors Service, Inc. (Moody’s). As at October 31, 2016, approximately 24% of the underlying collateral was rated equivalent to BB- or higher, 52% was rated between the equivalent of B+ and B-, 12% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 1.4 years and average subordination of 71%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 2-month term of the contract.

Other

Our significant positions in the Investments and loans section within Other, as at October 31, 2016, include:

•

Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$176 million and a fair value of US$175 million, tracking notes classified as AFS with a notional value of US$4 million and a fair value of US$2 million, and loans with a notional value of US$50 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;

•

US$90 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$70 million; and

•	US$14 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$13 million and carrying value of US$13 million.

Our significant positions in the written credit derivatives, liquidity and credit facilities section within Other include US$154 million notional value of written credit derivatives with a fair value of US$17 million, on inflation-linked notes and TruPs, as at October 31, 2016.

Unmatched

The underlying in our unmatched position is a reference portfolio of corporate debt.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s Ratings Services (S&P) and/or Moody’s), and the underlying referenced assets.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at October 31, 2016	CLO	Corporate debt	USRMM – CDO	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$208	$–	$–	$3	$–	$211	$2	$–	$2
Unrated	71	–	–	–	–	71	–	–	–
	279	–	–	3	–	282	2	–	2
Other counterparties (1)
Investment grade	–	–	136	–	–	136	103	–	103
Unrated	–	3,312	–	–	373	3,685	–	–	–
	$–	$3,312	$136	$–	$373	$3,821	$103	$–	$103
Total	$279	$3,312	$136	$3	$373	$4,103	$105	$–	$105
October 31, 2015	$937	$3,397	$168	$10	$382	$4,894	$130	$(2)	$128

(1)	In cases where more than one credit rating agency provides ratings and those ratings differ, we use the lowest rating.

The unrated other counterparty is a Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at October 31, 2016 was US$224 million relative to nil net exposure.

26	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Corporate and Other

Corporate and Other includes the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

Results(1)

$ millions, for the year ended October 31	2016	2015 (2)	2014 (2)
Revenue
International banking	$722	$678	$600
Other	(296)	(316)	(56)
Total revenue (3)	426	362	544
Provision for credit losses	133	48	163
Non-interest expenses	1,348	1,436	1,486
Loss before income taxes	(1,055)	(1,122)	(1,105)
Income taxes (3)	(721)	(707)	(522)
Net loss	$(334)	$(415)	$(583)
Net income (loss) attributable to:
Non-controlling interests	$20	$14	$(5)
Equity shareholders	(354)	(429)	(578)
Full-time equivalent employees	17,314	16,977	17,087

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.
(2)	Certain information has been restated/reclassified to conform to the presentation adopted in the current year. See “External reporting changes” for additional details.
(3)	TEB adjusted. See footnote 3 in the “Capital Markets” section for additional details.

Financial overview

Net loss was $334 million compared with a net loss of $415 million in 2015, primarily due to lower non-interest expenses and higher revenue, partially offset by a higher provision for credit losses.

Revenue

Revenue was up $64 million or 18% from 2015.

International banking revenue was up $44 million or 6% from 2015, primarily due to the favourable impact of foreign exchange rates.

Other revenue was up $20 million or 6% from 2015, primarily due to a gain on sale of a processing centre, shown as an item of note, and a lower TEB adjustment, partially offset by lower Treasury revenue.

Provision for credit losses

Provision for credit losses was up $85 million, due to increases in the collective allowance, shown as items of note, primarily relating to deterioration in the commodities sector and other changes in economic conditions, partially offset by lower losses in CIBC FirstCaribbean.

Non-interest expenses

Non-interest expenses were down $88 million or 6% from 2015, as the prior year included higher restructuring charges primarily relating to employee severance, shown as items of note in both years. The current year also included legal provisions relating to certain matters, shown as an item of note.

Income taxes

Income tax benefit was up $14 million, mainly due to an income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards and to the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

CIBC 2016 ANNUAL REPORT	27

Management’s discussion and analysis

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at October 31	2016	2015
Assets
Cash and deposits with banks	$14,165	$18,637
Securities
Trading	49,915	46,181
AFS	37,253	28,534
FVO	255	267
	87,423	74,982
Securities borrowed or purchased under resale agreements	33,810	33,334
Loans and acceptances
Residential mortgages	187,298	169,258
Personal	38,041	36,517
Credit card	12,332	11,804
Business and government	83,801	75,072
Allowance for credit losses	(1,691)	(1,670)
	319,781	290,981
Derivative instruments	27,762	26,342
Other assets	18,416	19,033
	$501,357	$463,309
Liabilities and equity
Deposits
Personal	$148,081	$137,378
Business and government	190,240	178,850
Bank	17,842	10,785
Secured borrowings	39,484	39,644
	395,647	366,657
Obligations related to securities lent or sold short or under repurchase agreements	24,550	20,149
Derivative instruments	28,807	29,057
Acceptances	12,395	9,796
Other liabilities	12,919	12,223
Subordinated indebtedness	3,366	3,874
Equity	23,673	21,553
	$501,357	$463,309

Assets

Total assets as at October 31, 2016 were up $38.0 billion or 8% from 2015, of which approximately $2 billion was the result of appreciation of the U.S. dollar.

Cash and deposits with banks decreased by $4.5 billion or 24%, mainly due to lower short-term placements in Treasury.

Securities increased by $12.4 billion or 17%, primarily due to an increase in Canadian government and corporate debt AFS securities as a result of Treasury-related activities, and higher trading equity securities in Capital Markets. Further details on the composition of securities are provided in the “Supplementary annual financial information” section and Note 4 to the consolidated financial statements.

Securities borrowed or purchased under resale agreements increased by $476 million or 1%, mainly due to normal business activity.

Net loans and acceptances increased by $28.8 billion or 10% due to increases in residential mortgages and business and government loans and acceptances. Further details on the composition of loans and acceptances are provided in the “Supplementary annual financial information” section and Note 5 to the consolidated financial statements.

Derivative instruments increased by $1.4 billion or 5%, largely driven by an increase in foreign exchange derivatives valuation, partially offset by a decrease in interest rate derivatives valuation.

Other assets decreased by $617 million or 3%, primarily due to the sale of ACI during the current year, partially offset by an increase in collateral pledged for derivatives.

28	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Liabilities

Total liabilities as at October 31, 2016 were up $35.9 billion or 8% from 2015, of which approximately $2 billion was the result of appreciation of the U.S. dollar.

Deposits increased by $29.0 billion or 8%, primarily due to domestic retail volume growth, higher corporate banking deposits and increased funding in Treasury. Further details on the composition of deposits are provided in the “Supplementary annual financial information” section and Note 10 to the consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $4.4 billion or 22%, primarily due to client-driven activities.

Derivative instruments decreased by $250 million or 1%, largely driven by a decrease in other commodities and interest rate derivatives valuation, partially offset by an increase in foreign exchange derivatives valuation.

Acceptances increased by $2.6 billion or 27%, driven by growth in corporate and commercial banking.

Other liabilities increased by $696 million or 6%, primarily due to an increase in accrued liabilities, defined benefit pension liabilities, broker payables, and collateral received for derivatives.

Subordinated indebtedness decreased by $508 million or 13%, primarily due to a redemption, partially offset by an issuance during the current year. See the “Capital management and planning” section for further details.

Equity

Equity as at October 31, 2016 was up $2.1 billion or 10% from 2015, primarily due to a net increase in retained earnings.

Capital resources

Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses, and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. Capital needs to be monitored and rebalanced continually; we manage and monitor our capital to maximize risk-adjusted return to shareholders and to maintain a sufficient capital buffer to ensure that we meet regulatory requirements.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. OSFI requires all institutions to achieve target capital ratios that meet or exceed the 2019 all-in minimum ratios plus a conservation buffer. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014 for the determination of capital under the transitional rules. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

Additionally, CIBC, along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada, and they are subject to a 1% CET1 surcharge commencing January 1, 2016. This results in current minimum targets for CET1, Tier 1 and Total capital ratios of 8%, 9.5%, and 11.5%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 of the consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. CIBC Life Insurance Company Limited is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows:

Transitional basis (BCBS)	All-in basis (OSFI)

CIBC 2016 ANNUAL REPORT	29

Management’s discussion and analysis

The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk.

Risk-weighted assets

The following table provides a summary of permissible regulatory capital approaches and those adopted by CIBC:

Risk category	Permissible regulatory capital approaches	Approach adopted by CIBC
Credit risk

Basel provides three approaches for calculating credit risk capital requirements – standardized, foundation and advanced internal ratings-based (AIRB). OSFI expects financial institutions in Canada with assets in excess of $5 billion to use the AIRB approach for all material portfolios and credit businesses.

Basel provides two approaches for calculating credit risk capital requirements for securitization positions in the banking book – standardized and internal ratings-based (IRB) approaches.

We have adopted the AIRB approach for the majority of our credit portfolios. Under this methodology, we utilize our own internal estimates to determine probability of default (PD), loss given default (LGD), maturity, and exposure at default (EAD) for lending products and securities.

We use the IRB approach for securitization exposures, which comprises several calculation approaches (Ratings-Based, Supervisory Formula, Internal Assessment Approach).

Some portfolios deemed immaterial remain on the standardized approach.

Market risk	Market risk capital requirements can be determined under the standardized or internal models approaches. The latter involves the use of internal VaR models to measure market risk and determine the appropriate capital requirement. The stressed VaR and incremental risk charge (IRC) also form part of the internal models approach.	We use the internal models approach to calculate market risk capital. Our internal market risk models comprise VaR, stressed VaR, and IRC. We also use the IRB approach for trading book securitization positions.
Operational risk	Operational risk capital requirements can be determined under the basic indicator approach, standardized approach or advanced measurement approach (AMA).	We use AMA and standardized approaches based on OSFI rules to calculate the operational risk capital.

Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to Basel I against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement compared with the Basel I floor is added to RWAs. The capital floor has not impacted CIBC’s capital ratios for the periods presented in the tables that follow.

30	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Regulatory capital and ratios

The components of our regulatory capital and ratios under Basel III (all-in basis) are presented in the table below:

$ millions, as at October 31	2016	2015
Common Equity Tier 1 (CET1) capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	$8,096	$7,889
Retained earnings	13,584	11,433
AOCI (and other reserves)	790	1,038
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	113	94
CET1 capital before regulatory adjustments	22,583	20,454
CET1 capital: regulatory adjustments
Prudential valuation adjustments	69	50
Goodwill (net of related tax liabilities)	1,461	1,824
Other intangibles other than mortgage–servicing rights (net of related tax liabilities)	1,258	1,080
Deferred tax assets excluding those arising from temporary differences (net of related tax liabilities)	70	62
Defined benefit pension fund net assets (net of related tax liabilities)	156	385
Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	–	–
Other	421	224
Total regulatory adjustments to CET1	3,435	3,625
CET1 capital	19,148	16,829
Additional Tier 1 (AT1) capital: instruments
Directly issued qualifying AT1 instruments plus related stock surplus (1)	1,000	1,000
Directly issued capital instruments subject to phase out from AT1 (2)	1,504	1,679
Additional Tier 1, Instruments issued by subsidiaries and held by third parties (amount allowed in AT1)	14	12
AT1 capital before regulatory adjustments	2,518	2,691
AT1 capital: regulatory adjustments
Other deductions from Tier 1 capital as determined by OSFI	–	–
Total regulatory adjustments to AT1 capital	–	–
AT1 capital	2,518	2,691
Tier 1 capital (T1= CET1 + AT1)	21,666	19,520
Tier 2 capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus (3)	2,001	1,000
Directly issued capital instruments subject to phase out from Tier 2	1,323	2,828
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in Tier 2)	19	16
Collective allowances	74	70
Tier 2 capital before regulatory adjustments	3,417	3,914
Total regulatory adjustments to Tier 2 capital	–	–
Tier 2 capital (T2)	3,417	3,914
Total capital (TC= T1 + T2)	$25,083	$23,434
CET1 capital RWA (4)	$168,996	$156,107
Tier 1 capital RWA (4)	169,322	156,401
Total capital RWA (4)	169,601	156,652
Capital ratios (4)
CET1 ratio	11.3%	10.8%
Tier 1 capital ratio	12.8%	12.5%
Total capital ratio	14.8%	15.0%

(1)	Comprises non-cumulative Class A Preferred Shares Series 39, 41 and 43, which are treated as non-viability contingent capital (NVCC) in accordance with OSFI’s capital adequacy guidelines.
(2)	Comprises CIBC Tier 1 Notes – Series A due June 30, 2108 and Series B due June 30, 2108 (together, the Tier 1 Notes).
(3)	Comprises Debentures due on October 28, 2024 and January 26, 2026 which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
(4)	There are three different levels of RWAs for the calculation of the CET1, Tier 1 and Total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge.

The components of our regulatory capital and ratios on a transitional basis are presented in the table below:

$ millions, as at October 31	2016	2015
CET1 capital	$20,751	$19,147
Tier 1 capital	22,596	20,671
Total capital	25,949	24,538
RWA	173,902	163,867
CET1 ratio	11.9%	11.7%
Tier 1 ratio	13.0%	12.6%
Total capital ratio	14.9%	15.0%

CIBC 2016 ANNUAL REPORT	31

Management’s discussion and analysis

The components of our RWAs and corresponding minimum total capital requirements are presented in the table below:

$ millions, as at October 31	2016		2015
	RWA (All-in basis)	Minimum total capital required (1)	RWA (All-in basis)	Minimum total capital required (1)
Credit risk
Standardized approach
Corporate	$3,645	$292	$3,614	$289
Sovereign	780	62	753	60
Banks	521	42	327	26
Real estate secured personal lending	2,181	174	2,213	177
Other retail	667	53	649	52
Trading book	123	10	10	1
	7,917	633	7,566	605
AIRB approach
Corporate	64,856	5,188	58,917	4,713
Sovereign (2)	2,185	175	2,081	166
Banks	3,526	282	4,088	327
Real estate secured personal lending	12,115	969	10,477	838
Qualifying revolving retail	17,512	1,401	16,106	1,288
Other retail	7,813	625	7,272	582
Equity	705	56	725	58
Trading book	3,576	286	2,930	234
Securitization	2,218	177	2,011	161
Adjustment for scaling factor	6,860	549	6,266	501
	121,366	9,708	110,873	8,868
Other credit RWA	10,815	865	12,381	990
Total credit risk (before adjustment for CVA phase-in) (3)	140,098	11,206	130,820	10,463
Market risk (Internal Models and IRB Approach)
VaR	881	70	719	58
Stressed VaR	1,623	130	2,051	164
Incremental risk charge	1,624	130	1,606	128
Securitization and other	47	4	32	3
Total market risk	4,175	334	4,408	353
Operational risk	21,746	1,740	18,194	1,456
Total RWA before adjustment for CVA phase-in	$166,019	$13,280	$153,422	$12,272
CVA adjustment (3)
CET1 RWA	$2,977	$238	$2,685	$215
Tier 1 RWA	3,303	264	2,979	238
Total RWA	3,582	287	3,230	258
Total RWA after adjustment for CVA phase-in (3)
CET1 capital RWA	$168,996	$13,518	$156,107	$12,487
Tier 1 capital RWA	169,322	13,544	156,401	12,510
Total capital RWA	169,601	13,567	156,652	12,530

(1)	Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer and any other capital buffers including but not limited to the capital surcharge for global/domestic systemically important banks that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.
(2)	Includes residential mortgages insured by Canada Mortgage and Housing Corporation (CMHC), an agency of the Government of Canada, and government guaranteed student loans.
(3)	As a result of the option that CIBC chose for calculating the CVA capital charge, the calculation of CET1, Tier 1 and Total capital ratios are based on different RWAs. The charge will be phased-in during 2014 to 2019 and relates to bilateral over-the-counter (OTC) derivatives included in the credit risk RWA.

CET1 ratio (All-in basis)

The CET1 ratio at October 31, 2016 increased 0.5% from October 31, 2015. CET1 capital increased sufficiently to counteract the impact of an increase in RWAs. The increase in CET1 capital was the result of internal capital generation (net income less dividends and share repurchases), as well as a decrease in regulatory capital deductions. CET1 capital RWAs increased $12.9 billion from October 31, 2015, primarily due to increased exposures, portfolio migration, capital model updates, and net foreign exchange movement, partially offset by the sale of ACI.

We hold regulatory capital against the underlying exposures associated with our credit card securitization trust, CARDS II Trust, as we have provided non-contractual support to the trust. Applying this treatment resulted in a reduction of our 2016 Basel III CET1, Tier 1 and Total capital ratios by approximately 0.08%, 0.08% and 0.08%, respectively (2015: 0.12%, 0.13% and 0.14%, respectively).

32	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Movement in regulatory capital and CET1 capital RWAs

Changes in regulatory capital (all-in basis) under Basel III are presented in the table below:

$ millions, for the year ended October 31	2016	2015
Balance at beginning of year	$23,434	$21,989
Issue of common shares	109	30
Issue of preferred shares	–	600
Issue of subordinated indebtedness	1,000	–
Purchase of common shares for cancellation	(61)	(2)
Redemption of preferred shares	–	(631)
Net income attributable to equity shareholders	4,275	3,576
Preferred and common share dividends	(1,917)	(1,753)
Premium on purchase of common shares for cancellation	(209)	(9)
Shares issued in lieu of cash dividends	164	–
Change in AOCI balances included in regulatory capital
Net foreign currency translation adjustments	79	722
Net change in AFS securities	67	(164)
Net change in cash flow hedges	1	(4)
Net change in post-employment defined benefit plans	(390)	374
Change in shortfall of allowance to expected losses	(162)	(93)
Goodwill and other intangible assets	185	(415)
Redemption of subordinated indebtedness (1)	(1,500)	(447)
Other, including change in regulatory adjustments	8	(339)
Balance at end of year	$25,083	$23,434

(1)	Due to the application of the cap on inclusion of non-qualifying capital instruments, $653 million of the $1.1 billion of subordinated debentures redeemed in April 2015 did not impact regulatory capital.

The following tables show the movement in CET1 capital RWAs (all-in basis) relating to credit, market and operational risks.

Credit risk

$ millions, for the year ended October 31		2016		2015
	Credit risk	Of which counterparty credit risk (1)	Credit risk	Of which counterparty credit risk (1)
Balance at beginning of year	$133,505	$7,898	$119,884	$5,068
Book size (2)	13,456	1,402	7,892	1,010
Book quality (3)	1,779	(408)	1,667	158
Model updates (4)	(1,600)	–	(524)	–
Methodology and policy (5)	–	–	292	292
Acquisitions and disposals	(1,712)	–	–	–
Foreign exchange movements	565	44	4,507	347
Other	(2,918)	(75)	(213)	1,023
Balance at end of year (6)	$143,075	$8,861	$133,505	$7,898

Market risk

$ millions, for the year ended October 31	2016	2015
Balance at beginning of year	$4,408	$4,046
Movement in risk levels (7)	(268)	444
Model updates (4)	(46)	364
Methodology and policy (5)	5	–
Acquisitions and disposals	–	–
Foreign exchange movements	76	(446)
Other	–	–
Balance at end of year	$4,175	$4,408

Operational risk

$ millions, for the year ended October 31	2016	2015
Balance at beginning of year	$18,194	$17,320
Movement in risk levels (8)	1,154	874
Methodology and policy (5)	2,398	–
Acquisitions and disposals	–	–
Balance at end of year	$21,746	$18,194

(1)	Comprises derivatives and repo-style transactions.
(2)	Relates to net increase/decrease in the underlying exposures.
(3)	Relates to changes in credit risk mitigation and credit quality of the borrower/counterparty.
(4)	Relates to internal model or parameter changes.
(5)	Relates to regulatory changes implemented on an industry-wide basis (i.e., Basel III) and any capital methodology changes implemented within CIBC for our portfolios.
(6)	Includes $2,977 million (2015: $2,685 million) of CET1 CVA RWAs relating to bilateral OTC derivatives.
(7)	Relates to changes in open positions and market data.
(8)	Relates to changes in loss experience and business environment and internal control factors.

CIBC 2016 ANNUAL REPORT	33

Management’s discussion and analysis

Movement in CET1 capital RWAs

Credit risk

The increase in credit risk RWAs mainly reflect the organic growth in our retail and capital markets portfolios throughout the year. The increase due to book quality reflects the impact of various downgrades experienced during the year. Model updates include refinements and normal course updates to our underlying AIRB models and parameters, such as, PD, LGD and EAD. Acquisitions and disposals reflect the sale of ACI.

Market risk

The overall decrease in market risk RWAs is primarily driven by the movement in risk levels, which includes changes in open positions and the market rates affecting these positions.

Operational risk

The movement in risk level under the AMA approach reflects changes in loss experience, changes in the business environment, internal control factors and gross income, as defined by the BCBS. Methodology and policy updates reflect capital methodology changes implemented within CIBC for our portfolios.

Continuous enhancement to risk-based capital requirements

The BCBS has published a number of proposals for changes to the existing risk-based capital requirements, and continues to do so with the objective of clarifying and increasing the capital requirements for certain business activities. Since the start of the fiscal year, the BCBS publications have included the proposals discussed below.

In October 2016, the BCBS published the final standard for the regulatory capital treatment of banks’ investment in instruments that comprise total loss-absorbing capacity (TLAC) of global systemically important banks (G-SIBs). Under the new standard, internationally active banks must deduct holdings of TLAC instruments from their Tier 2 capital subject to certain threshold conditions provided. The standard aims to reduce the risk of contagion within the financial system should a G-SIB enter resolution. The implementation date is set for January 2019.

In September 2016, OSFI published a draft of revisions to the Capital Adequacy Requirements Guideline for public consultation. The changes will be effective in the first quarter of 2017. Incorporated in the draft are revisions to effect the following:

•

Details of the domestic implementation of the Basel III countercyclical buffer. The purpose of this buffer is to build capital reserves early in the credit cycle as protection against potential future losses associated with the build-up of system-wide risk arising from excess aggregate credit growth;

•

Application of the BCBS equity investment in funds rules to ensure adequate capital is held against these investments by looking through to the underlying assets of the fund in order to more properly reflect the risk of the investment in the fund; and

•	Revisions to the treatment of insured residential mortgages as first set out in OSFI’s December 2015 letter to the industry, which is discussed below.

OSFI published a letter in December 2015, followed by a consultative paper in April 2016, with proposals to update capital requirements for residential mortgage loans in response to evolving risks, such as risks associated with elevated house prices in certain markets, and increasing levels of household debt. Final guidelines have not yet been published, but the banks and OSFI have consulted extensively. The key change is a risk sensitive floor for LGD that will be tied to increases in local property prices over the previous three years and/or to house prices that are high relative to borrower income. This guideline will apply to banks using internal models to determine RWA, with implementation by November 1, 2016 for reporting beginning in the first quarter of 2017. Only new mortgage originations and mortgages that are renewed or refinanced will be subject to the new rules on a go-forward basis. However, an increase in RWA is expected, due to the increase in house prices in several key markets over the last three years.

In July 2016, the BCBS published revisions to the securitization framework, with an effective date of January 2018, which aim to strengthen the capital standards for securitization exposures.

In April 2016, the BCBS issued the final standard for Interest Rate Risk in the Banking Book (IRRBB). This standard represents a Pillar 2 supervisory approach, which promotes enhanced disclosures and improves comparability through providing extensive guidance to banks’ IRRBB management processes. These rules, which are effective for the first quarter of 2018, aim to promote sufficient capital to cover potential losses from exposures to changes in interest rates, and to limit incentives for capital arbitrage between the banking and trading books.

In March 2016, the BCBS issued two consultative papers:

“Reducing variation in credit risk-weighted assets – constraints on the use of internal model approaches” aims to limit the use of IRB approaches and adopt exposure-level, model-parameter floors for certain exposures. The proposed changes aim to: (i) reduce complexity; (ii) improve comparability; and (iii) address excessive variability in the capital requirements for credit risk.

“Standardised Measurement Approach for Operational Risk” proposed further revisions to the operational risk capital frameworks, with the stated objective of providing a balance between simplicity, comparability, and risk sensitivity. A non-model-based standardized measurement approach is proposed to replace the existing standardized approach and AMA. The proposed method combines a financial statement-based measure with past operational losses for the estimation of operational risk capital.

In January 2016, the BCBS published final standards for its market risk framework, which aims to ensure that the standardized and internal model approaches to market risk deliver credible capital outcomes and promote consistent implementation across jurisdictions. The BCBS will require banks to report under the new standards by the end of 2019. OSFI has not yet established a timeline for Canadian banks.

“Revisions to the Standardised Approach for credit risk” was released in December 2015, with the purpose of reducing variability in RWAs and promoting comparability across banks and jurisdictions. Key changes from the initial paper include the use of external credit ratings and the methodology for risk weighting real estate loans. This consultative document, along with the new standardized approaches to operational and market risk, is designed to complement the capital floors proposal published in December 2014 titled “Capital floors: the design of a framework based on standardized approaches”, with the objective of mitigating model risk and measurement errors stemming from internal models, and to address excessive variability in RWA calculations between banks.

CIBC will continue to monitor and prepare for developments in these areas.

Basel III leverage ratio

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements.

The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

OSFI expects federally regulated deposit-taking institutions to have Basel III leverage ratios that meet or exceed 3%. The minimum may be higher for certain institutions at OSFI’s discretion.

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Management’s discussion and analysis

$ millions, as at October 31		2016	2015
Transitional basis
Tier 1 capital	A	$22,596	$20,671
Leverage ratio exposure	B	546,136	503,504
Leverage ratio	A/B	4.1%	4.1%
All-in basis
Tier 1 capital	C	$21,666	$19,520
Leverage ratio exposure	D	545,480	502,552
Leverage ratio	C/D	4.0%	3.9%

Leverage ratio (All-in basis)

The leverage ratio at October 31, 2016 increased by 0.1% from October 31, 2015, due to an increase in Tier 1 capital, which was partially offset by an increase in the leverage ratio exposure. The increase in Tier 1 capital was mainly driven by internal capital generation, as well as a decrease in regulatory capital deductions. The increase in the leverage ratio exposure was primarily driven by an increase in on-balance sheet assets.

Proposed revisions to leverage ratio framework

In April 2016, the BCBS issued a consultative document “Revisions to the Basel III leverage ratio framework” for comment. At this time, there is no change to the minimum leverage ratio requirement of 3%. However, consideration is being given to additional requirements for G-SIBs. Areas subject to proposed changes include measurement for derivative exposures, treatment of regular-way purchases and sales of financial assets, and revisions to credit conversion factors for off-balance sheet items. The implementation date is expected to be January 1, 2018.

Revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued “Revised Pillar 3 disclosure requirements”, which set out the first phase of a two-phase project by the BCBS to replace existing Pillar 3 disclosure requirements for credit (including counterparty credit), market, operational, interest rate and securitization risks. Pillar 3 aims to promote market discipline through regulatory disclosure requirements, in order to improve comparability and consistency of disclosures and increase transparency and confidence about a bank’s exposure to risk and the overall adequacy of its regulatory capital.

In January 2016, OSFI issued a draft guideline confirming its expectations for domestic implementation of the BCBS Pillar 3 first phase requirements. In August 2016, OSFI confirmed that implementation is required beginning in the fourth quarter of 2018.

In March 2016, the BCBS released “Pillar 3 disclosure requirements – consolidated and enhanced framework”, a consultative document establishing the second phase of the project. The proposals in this document include enhancements to the January 2015 requirements, the introduction of several new disclosure requirements, and the incorporation into Pillar 3 of other proposed disclosure requirements arising from ongoing reforms to the regulatory framework.

CIBC continues to monitor the requirements and prepare for developments in this area.

Taxpayer Protection and Bank Recapitalization Regime

The Department of Finance published a consultation paper on August 1, 2014 on the Taxpayer Protection and Bank Recapitalization (bail-in) regime. The overarching policy objective is to preserve financial stability while protecting taxpayers in the event of a large bank (D-SIB) failure, and is consistent with the objectives of the Financial Stability Board’s rules for TLAC applicable to G-SIBs. The bail-in regime is designed to enable the expedient conversion, in whole or in part, of certain bank liabilities (bail-in debt) into common equity, thus ensuring that the D-SIB emerges from conversion as adequately capitalized. Bail-in debt includes long-term senior unsecured debt that is tradable and transferable, and has an original term to maturity of over 400 days. Consumer deposits are excluded. The rules would not be applied retroactively to liabilities outstanding as of the implementation date.

The Federal Budget released on March 22, 2016 confirmed the Government’s intention to introduce framework legislation for the bail-in regime. A Budget Implementation Bill (Bill C-15) was released on April 20, 2016 and has received Royal Assent. It included amendments to existing legislation, such as the Canada Deposit Insurance Corporate (CDIC) and Bank Acts, to enable appropriate statutory powers to enact the forthcoming law. Highlights from Bill C-15 include:

•	Specified eligible shares and liabilities of D-SIBs may only be converted into common shares;
•	The CDIC will set the terms and conditions of a conversion, including its timing; and
•	OSFI shall establish the amount of the higher loss absorbency requirement for D-SIBs.

Additional details on implementation, scope, and timing are expected to follow through regulations and by-laws.

Capital management and planning

Basel establishes a framework for a bank’s Internal Capital Adequacy Assessment Process (ICAAP), which includes oversight by the CIBC Board of Directors (the Board). Our capital management policy, established by the Board, is reviewed and approved biennially in support of the ICAAP. The policy includes a set of guiding principles that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities, in alignment with our risk appetite. The key guidelines relate to capital strength and mix – the former being the overriding guideline, while the latter specifically relates to maintaining a cost effective capital structure. CIBC’s guideline on dividends and return of capital is intended to balance the need for retaining capital for strength and growth, while providing an adequate return to our shareholders.

The level of capital needs to be monitored continually and rebalanced as needed as retained earnings grow, term instruments mature or are redeemed, share options are exercised, and the environment changes. Furthermore, the amount of capital required may change in relation to CIBC’s business growth, risk appetite, and business and regulatory environment. Capital planning is a crucial element of our overall financial planning and establishment of strategic objectives, and is developed in accordance with the capital management policy. Each year a Capital Plan and three-year outlook are developed, which encompass all of the key elements of capital including forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The annual Capital Plan establishes targets for the coming year and business plans to achieve those targets. The Capital Plan also relates the level of capital to our level of risk in a stressed environment as a part of the enterprise-wide stress testing discussed below.

CIBC 2016 ANNUAL REPORT	35

Management’s discussion and analysis

Capital initiatives

The following main capital initiatives were undertaken in 2016:

Normal course issuer bid

Our normal course issuer bid (NCIB) expired on September 17, 2016. We purchased and cancelled 3,081,300 common shares under this bid at an average price of $87.50 for a total amount of $270 million during the year ended October 31, 2016. See Note 15 to the consolidated financial statements for additional information.

On January 5, 2016, we announced that the Ontario Securities Commission had issued an issuer bid exemption order (the Order) permitting CIBC to make private agreement purchases of up to 2,666,667 of CIBC’s common shares from an arm’s length third-party seller. The Toronto Stock Exchange also accepted an amended NCIB notice permitting CIBC to make purchases of common shares by way of private agreement under the Order. Any such purchases would be at a discount to the prevailing market price and were required to occur prior to March 29, 2016. Pursuant to the Order, 1,400,000 common shares were purchased and cancelled under a private agreement at an average price of $86.94 for a total amount of $122 million on January 8, 2016.

Shareholder Investment Plan

Effective with the October 28, 2016 dividend, CIBC has elected to issue shares from Treasury to fulfill the requirements of the plan. Pursuant to the plan, we issued 1,662,972 common shares for consideration of $164 million for the year ended October 31, 2016.

Dividends

On November 30, 2016, the Board approved an increase in our quarterly common share dividend from $1.21 per share to $1.24 per share for the quarter ending January 31, 2017.

Our quarterly common share dividend was increased from $1.18 per share to $1.21 per share for the quarter ended July 31, 2016, from $1.15 per share to $1.18 per share for the quarter ended April 30, 2016, and from $1.12 per share to $1.15 per share for the quarter ended January 31, 2016.

Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares, and the terms of the Tier 1 notes issued by CIBC Capital Trust, as explained in Notes 15 and 16 to the consolidated financial statements.

Subordinated indebtedness

On August 3, 2016, we purchased and cancelled $21 million (US$16 million) of our Floating Rate Debenture Notes Due 2084.

On January 26, 2016, we issued $1.0 billion principal amount of 3.42% Debentures (subordinated indebtedness). The Debentures bear interest at a fixed rate of 3.42% per annum (paid semi-annually) until January 26, 2021, and at the three-month bankers’ acceptance rate plus 2.57% thereafter (paid quarterly) until maturity on January 26, 2026. The Debentures include an NVCC provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of the Trigger Event.

On November 2, 2015, we redeemed all $1.5 billion of our 3.15% Debentures (subordinated indebtedness) due November 2, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

Enterprise-wide stress testing

We perform enterprise-wide stress testing on at least an annual basis and the results are an integral part of our ICAAP, as defined by Pillar II of the Basel III Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC, including the impacts of stress testing. We maintain a process which determines plausible but stressed economic scenarios such as global recessions and housing price shocks, and then apply these stress scenarios to our bank-wide exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the Capital Plan is adjusted as appropriate.

Management determines the range of scenarios to be tested. Macroeconomic stress test scenarios are designed to be both severe and plausible and designed to be consistent with OSFI’s stress testing framework to ensure that they are comprehensive.

The following diagram summarizes the enterprise-wide stress testing process including the development of scenarios, identification of risk drivers and linkages to our other bank-wide ICAAP processes. The process includes syndication with our economists and the businesses to ensure scenarios are relevant to our businesses and there is a consistent interpretation of the scenarios across CIBC.

36	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Stress test scenarios are designed to capture a wide range of macroeconomic and financial variables that are relevant to assess the impact on our specific portfolios. This includes, for example, GDP, unemployment, house prices, interest rates and equity prices.

The stress testing process is comprehensive using a bottom-up analysis of each of our bank-wide portfolios, and results are analyzed on a product, location and sector basis. Our stress testing approach combines the use of statistical models and expert judgment to ensure the results are reasonable in estimating the impacts of the stress scenarios.

Stress testing methodologies and results are subject to a detailed review and challenge from both the businesses and Risk Management. Stress testing results are presented for review to the Risk Management Committee and are also shared with the Board and OSFI. The results of our enterprise-wide stress testing are used to highlight any vulnerabilities and ensure we remain well capitalized against regulatory and management constraints.

A key objective of the enterprise-wide stress tests is to identify and foster discussion of management actions that would be taken to mitigate the impact of stress scenarios. Reverse stress testing is also integrated into our recovery and resolution planning process to determine worst case scenarios that would result in CIBC reaching the point of non-viability from which remedial actions are then considered.

Additional information on stress testing is provided in the “Management of risk” section.

Outstanding share data

The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion/exercise
$ millions, except number of shares and per share amounts, as at November 25, 2016	Number of shares	Amount
Common shares (1)	397,261,241	$8,045
Preferred shares (2)(3)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Subordinated indebtedness (3)(4)
3.00% Debentures due October 28, 2024 (NVCC)	n/a	1,000	5.00	300,000,000
3.42% Debentures due January 26, 2026 (NVCC)	n/a	1,000	5.00	300,000,000
Stock options outstanding				3,990,034
Total		$3,000		803,990,034

(1)	Net of treasury shares.
(2)	Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.
(3)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(4)	Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).
n/a	Not applicable.

CIBC 2016 ANNUAL REPORT	37

Management’s discussion and analysis

The occurrence of a “Trigger Event”, as described in the capital adequacy guidelines, would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 67% based on the number of CIBC common shares outstanding as at October 31, 2016.

Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares)

For the initial five year period to the earliest redemption date of July 31, 2019, the Series 39 shares pay quarterly cash dividends, if declared, at a rate of 3.90%. On July 31, 2019, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC) (Series 40 shares), subject to certain conditions, on July 31, 2019 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2019, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2024, and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares)

For the initial five year period to the earliest redemption date of January 31, 2020, the Series 41 shares pay quarterly cash dividends, if declared, at a rate of 3.75%. On January 31, 2020, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2020 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2025 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares)

For the initial five year period to the earliest redemption date of July 31, 2020, the Series 43 shares pay quarterly cash dividends, if declared, at a rate of 3.60%. On July 31, 2020, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2020 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2025 and on July 31 every five years thereafter.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of the commercial mortgage securitization trust.

CIBC-sponsored conduits

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. Our multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing ABCP to investors. Our single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for our managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We may also purchase ABCP issued by our multi-seller conduits for market making purposes.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to our own sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $36 million in 2016 (2015: $27 million). All fees earned in respect of activities with the conduits are on a market basis.

As at October 31, 2016, the amount funded for the various asset types in our multi-seller conduits amounted to $5.4 billion (2015: $4.0 billion). The estimated weighted-average life of these assets was 1.5 years (2015: 1.2 years). Our holdings of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $10 million (2015: $59 million). Our committed backstop liquidity facilities to these conduits were $7.2 billion (2015: $4.9 billion). We also provided credit facilities of $40 million (2015: $40 million) to these conduits.

38	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

We participated in a syndicated facility for a three-year commitment of $700 million to our single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $130 million (2015: $105 million). As at October 31, 2016, we funded $103 million (2015: $94 million) through the issuance of bankers’ acceptances and prime loans.

We engage one or more of the four major rating agencies, Moody’s, DBRS Limited (DBRS), S&P, and Fitch Ratings, Inc. (Fitch), to opine on the credit ratings of ABS issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies, we use the lower rating.

Our on- and off-balance sheet amounts related to the structured entities (SEs) that are not consolidated are set out in the table below. For additional details on our SEs, see Note 6 to the consolidated financial statements.

$ millions, as at October 31	2016				2015
	Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$113	$5,500	(3)	$–	$153	$3,972	(3)	$–
Third-party structured vehicles – continuing	4,647	1,398		–	3,490	985		–
Pass-through investment structures	395	–		–	605	–		–
Commercial mortgage securitization trust	7	–		–	13	–		–
CIBC Capital Trust	6	75		–	7	75		–
CIBC-managed investment funds	33	–		–	–	–		–
CIBC-structured CDO vehicles	10	28		–	9	27		23
Third-party structured vehicles – run-off	900	–		319	1,449	57		827

(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association. $0.5 billion (2015: $1.0 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – run-off were hedged.
(2)	Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the consolidated balance sheet was $174 million (2015: $214 million). Notional of $0.3 billion (2015: $0.8 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $139 million (2015: $159 million). An additional notional of $36 million (2015: $52 million) was hedged through a limited recourse note. Accumulated fair value losses were nil (2015: $1 million) on unhedged written credit derivatives.
(3)	Excludes an additional $1.8 billion (2015: $0.9 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $10 million (2015: $59 million) relating to our direct investments in the multi-seller conduits which we consider investment exposure.

Other financial transactions

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee, and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. Since 2008, we have ceased activities in the following areas:

•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs; and
•

Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.

All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 12 and 24 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. For additional details of these arrangements, see the “Liquidity risk” section and Note 22 to the consolidated financial statements.

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit and credit derivatives protection sold, as discussed in Notes 22 and 12 to the consolidated financial statements, respectively.

CIBC 2016 ANNUAL REPORT	39

Management’s discussion and analysis

Management of risk

We have provided certain disclosures required under IFRS 7 “Financial Instruments – Disclosures” related to the nature and extent of risks arising from financial instruments in the MD&A, as permitted by that IFRS standard. These disclosures are included in the “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory compliance risk” sections. These disclosures have been shaded and form an integral part of the consolidated financial statements.

40	Risk overview
41	Risk governance structure
42	Risk management structure
43	Risk management process
43	Risk appetite statement
44	Risk policies and limits
44	Risk identification and measurement
46	Stress testing
46	Risk treatment/mitigation

46	Top and emerging risks

48	Risks arising from business activities

49	Credit risk
49	Governance and management
49	Policies
50	Process and control

51	Risk measurement
52	Exposure to credit risk
55	Credit quality of portfolios
57	Credit quality performance
58	Exposure to certain countries and regions
60	Selected exposures in certain selected activities
60	Settlement risk

61	Market risk
61	Governance and management
61	Policies
61	Process and control
61	Risk measurement
62	Trading activities
65	Non-trading activities
66	Pension risk

67	Liquidity risk
67	Governance and management
67	Policies
67	Process and control
67	Risk measurement
68	Liquid and encumbered assets
70	Funding
72	Contractual obligations

73	Other risks
73	Strategic risk
73	Insurance risk
74	Operational risk
75	Technology, information and cyber security risk
75	Reputation and legal risk
75	Regulatory compliance risk
75	Environmental risk

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC and SBU-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)	CIBC’s lines of business and functional and support groups are responsible for all risks associated with their activities – this is the first line of defence;
(ii)	As the second line of defence, CIBC’s Risk Management, including Compliance, and other oversight functions, are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

40	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Risk governance structure

Our risk governance structure is illustrated below:

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Audit, Risk Management, Management Resources and Compensation, and Corporate Governance committees, described below.

Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and the control environment, including controls over the risk management process.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Management Resources and Compensation Committee (MRCC): This committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities for strategic oversight of CIBC’s human capital, including organization effectiveness, succession planning and compensation, and the alignment of compensation with CIBC’s strategy of consistent and sustainable performance, its risk appetite and control framework.

Corporate Governance Committee: The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities.

Executive Committee (ExCo): The ExCo, led by the CEO and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The ExCo is supported by the following committees:

•

Global Asset Liability Committee (GALCO): This committee, which comprises members from the ExCo and senior Treasury and Risk Management executives, provides oversight regarding capital management and liquidity management. It also provides strategic direction regarding structural interest rate risk and structural foreign exchange risk postures, approval of funds transfer pricing policies/parameters and approval of wholesale funding plans. GALCO is supported by four subcommittees – Liquidity Risk Management Committee, Asset Liability Management Committee, Balance Sheet Resource Committee, and Funds Transfer Pricing Committee – that are composed of senior executives with business and oversight responsibilities for the respective activities.

•

Global Risk Committee (GRC): This committee, which comprises the ExCo and senior leaders from the lines of business, Risk Management and other infrastructure groups, provides a forum for discussion and oversight of risk appetite, risk profile and risk-mitigation strategies. Key activities include reviewing, and providing input regarding CIBC’s risk appetite statements; monitoring risk profile against risk appetite, reviewing, and evaluating business activities in the context of risk appetite; and identifying, reviewing, and advising on current and emerging risk issues and associated mitigation plans.

CIBC 2016 ANNUAL REPORT	41

Management’s discussion and analysis

Risk management structure

The Risk Management group, led by our Chief Risk Officer (CRO), is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control the risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.

The current structure is illustrated below:

The Risk Management group performs several important activities including:

•	Developing CIBC’s risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks;
•	Deciding on transactions that fall outside of risk limits delegated to business lines; and
•	Ensuring compliance with applicable regulatory and anti-money laundering requirements.

The eight key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Global Regulatory Affairs and Risk Control – This team provides expertise in risk, controls and regulatory reporting, and oversees regulatory interactions across CIBC to ensure coordinated communication and the effective development of and adherence to action plans.

•

Capital Markets Risk Management – This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), and trading credit risk (also called counterparty credit risk) across CIBC’s portfolios, and effective challenge and sound risk management oversight to the treasury/liquidity management function within CIBC.

•

Global Credit Risk Management – This unit includes our regional CROs, and is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale activities globally, management of the risks in our investment portfolios, as well as management of special loan portfolios.

•	Wealth Risk Management – This unit is responsible for the independent governance and oversight of the wealth management business/activities in CIBC globally.
•

Retail Risk Management – This unit oversees the management of credit risk in the retail lines of business (residential mortgages, credit cards, personal loans and lines of credit, small business loans).

•

Global Operational Risk Management – This team develops the systems and tools to facilitate the identification of operational risks, and has global accountability for the measurement and monitoring of all operational risk types.

•

Enterprise Risk Management – This unit is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk policy and governance, risk systems and models, as well as economic capital methodologies.

•	Compliance – This unit provides timely and proactive advice and independent oversight of CIBC’s compliance with applicable regulatory and anti-money laundering requirements.

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Management’s discussion and analysis

Risk management process

Our risk management process is illustrated below:

Risk appetite statement

CIBC’s risk appetite statement defines the amount of risk we are willing to assume in pursuit of our strategic and financial objectives. Our guiding principle is to practice sound risk management, supported by strong capital and funding positions, as we pursue our client-focused strategy. In defining our risk appetite, we take into consideration our vision, values, and strategy, along with our risk capacity (defined by regulatory constraints). It defines how we conduct business, which is to be consistent with the following objectives:

•	Safeguarding our reputation and brand;
•	Doing the right thing for our clients/stakeholders;
•	Engaging in client-oriented businesses that we understand;
•	Maintaining a balance between risk and returns;
•	Retaining a prudent attitude towards tail and event risk;
•	Meeting regulatory expectations and/or identifying and having plans in place to address any issues in a timely manner; and
•	Achieving/maintaining an AA rating.

Our CIBC risk appetite statement contains metrics with limits that define our risk tolerance levels. In addition, we have SBU risk appetite statements that are integrated with the overall CIBC risk appetite statement that further articulate our business level risk tolerances.

Our CIBC risk appetite statement is reviewed annually in conjunction with our strategic, financial and capital planning cycle to ensure alignment and is approved annually by the Board. To help ensure CIBC stays within its risk appetite, the Board, RMC, and senior management regularly receive and review reporting on our risk profile against the risk appetite limits.

All strategic business decisions, as well as day-to-day business decisions, are governed by our risk appetite framework. Strategic decisions are evaluated through a due diligence process to ensure that the risk exposure is within our risk appetite; these decisions require approval from the ExCo and/or the Board before implementation. Day-to-day activities and decisions are governed by our framework of risk tolerance limits, policies, standards and procedures that support our risk appetite statement.

Risk culture

Risk culture refers to desired attitudes and behaviours relative to risk taking. At CIBC, we strive to achieve a consistent and effective risk culture by:

•	Promoting, through both formal and informal channels, a shared accountability of risk identification, management and mitigation;
•	Cultivating an environment of transparency, open communication and robust discussion of risk;
•	Setting the appropriate “tone at the top” through clear communication and reinforcement; and
•	Identifying behaviours that are and are not aligned with risk appetite, and reinforce appropriate behaviours.

Every year, all employees are required to complete formal training on risk appetite, reputation risk, code of conduct, anti-money laundering and other key risk topics. By taking this mandatory training, all employees develop a basic knowledge of risk management in support of our risk culture. This training is supplemented by our risk appetite statement, risk management priorities, documents on our internal website and internal news releases. In addition, we have policies, procedures and limits in place that govern our business activity, with escalation procedures for limit breaches outlined accordingly.

Risk input into performance and compensation

At each year end, Risk Management provides an assessment of consolidated CIBC, Retail and Business Banking, Wealth Management and Capital Markets with respect to adherence to risk appetite. Risk Management also considers a number of risk inputs to identify matters which may directly impact individual compensation awards and/or performance ratings.

The MRCC oversees the performance rating and compensation process. The Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities for the strategic oversight of CIBC’s human capital and overseeing CIBC’s compensation policies, processes and practices. The MRCC’s key compensation-related responsibilities include:

•	Establishing the compensation governance process;
•	Reviewing an assessment of CIBC’s business performance against CIBC’s risk appetite, control environment, and the underlying risks associated with business performance;

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Management’s discussion and analysis

•	Approving and recommending for Board approval incentive compensation funding and allocations, based on an assessment of business performance and risk;
•	Evaluating any discretionary adjustments that may be recommended by the CEO to better align pay and performance;
•	Approving individual compensation for employees with compensation above a certain threshold;
•

Approving and recommending for Board approval individual compensation for the ExCo and other key officers, including any discretionary adjustments to business multipliers and/or individual compensation recommendations; and

•	Approving and recommending for Board approval new material incentive compensation plans or changes to existing material plans.

Risk policies and limits

Our risk policies and limits framework is intended to ensure that risks are appropriately identified, measured, monitored and controlled in accordance with our risk appetite. For most risks, we have developed an overarching framework document that sets out the key principles for managing the associated risks and our key risk policies and limits. This framework is supported by standards, guidelines, processes, procedures and controls that govern day-to-day activities in our businesses. Oversight is provided by management committees, as well as the Board/Board Committees.

Key risk policies and limits are illustrated below.

Risk identification and measurement

Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:

•	Regular assessment of risks associated with lending and trading credit exposures;
•	Ongoing monitoring of trading and non-trading portfolios;
•	Assessment of risks in new business activities and processes;
•	Assessment of risks in complex and unusual business transactions; and
•	Regular monitoring of the overall risk profile considering market developments and trends, and external and internal events.

Risk Management has developed a “Risk Register” to list all material risks facing CIBC. The inventory is based on the risks inherent in CIBC’s businesses and updated through various processes, illustrated in the chart below, to reflect changes in the nature of the risks we are facing. The Risk Register is used as an input for our ICAAP, either explicitly in the economic and regulatory capital calculations, or implicitly through the buffer of actual capital over economic capital and regulatory capital.

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Management’s discussion and analysis

The decision to register a new risk is based on a risk assessment through our risk identification processes and includes criteria such as materiality, measurability and probability. Furthermore, the decision to hold capital for a new risk is also based on whether the risk is being mitigated, and whether capital is deemed to be a suitable mitigant.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continues to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.

Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD, and EAD. These parameters are updated regularly and are based on our historical experience and benchmarking of credit exposures.

For trading market risks, VaR is a statistical technique used to measure risk. VaR is an estimate of the loss in market value for a given level of confidence that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices. We also use stressed VaR to replicate our VaR over a period when relevant market factors are in distress.

For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

Unexpected loss and economic capital

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital. Refer to the “Capital resources” section for additional details.

Model risk mitigation policies

We have policies, procedures, standards and controls that surround the introduction, independent review, usage and parameter selection of pricing and hedge ratio models, risk models (VaR, economic and regulatory capital), retail credit scoring models (e.g., application and behavioural scorecards), credit models for the calculation of loss severity, and models for monitoring of scorecard performance.

A model review and validation is the independent and ongoing documentary evidence that risk quantification and pricing models, rating or scoring systems and parameters are sound and CIBC can rely on its output. The following procedures provide evidence of this review:

•	Review of model documentation;
•	Comprehensive, systematic testing of the model implementation with respect to pricing, hedge ratio, and parameter estimation routines (as applicable);
•	Replication of the risk quantification process helps determine whether the model implementation is faithful to the model specifications;
•	Review of the appropriateness and robustness of the model/parameter concepts and assumptions;
•	Accuracy testing to assess the calibration and accuracy of the risk components including, for example, the discriminative power of rating systems and the reasonableness of capital parameters;
•	Sensitivity testing is conducted to analyze the sensitivity of model/parameter outputs to model/parameter assumptions and key inputs;
•	Scenario and stress testing of the model outputs to key inputs;
•	Back-testing by comparing actual results with model-generated risk measures;
•	Benchmarking to other models and comparable internal and external data;
•	Reviewing the internal usage of the model/parameter applications to ensure consistency of application;
•	Maintaining an inventory of regulatory models and parameters and reporting their status to the Model and Parameter Risk Committee;
•	Maintaining a Risk Register to ensure that all material risks are captured to support the end-to-end validation of ICAAP methods; and
•	A comprehensive report that identifies the conditions for valid application of the model and summarizing these findings for the Model and Parameter Risk Committee.

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Management’s discussion and analysis

Stress testing

Stress testing supplements our other risk management tools by providing an estimate of tail risk (i.e., low probability, high severity events). Results of stress testing are interpreted in the context of our risk appetite, including metrics for capital adequacy. Enterprise-wide stress testing, capital planning and financial planning processes are integrated for a comprehensive information system. See the “Financial condition” section for detailed discussion on our enterprise-wide stress testing.

Risk treatment/mitigation

Risk treatment/mitigation is the implementation of options for modifying risk levels. CIBC pursues risk mitigation options in order to control its risk profile in the context of risk appetite. CIBC’s objective is to proactively consider risk mitigation options in order to optimize results.

Discussions regarding potential risk mitigation strategies are held between Risk Management and the lines of business, and at the GRC or GALCO and at the RMC for governance and oversight, as appropriate. In evaluating possible strategies, considerations include costs and benefits, residual risks (i.e., risks that are retained), secondary risks (i.e., those caused by the risk mitigation actions), and appropriate monitoring and review to track results.

Risk controls

Our risk management framework also includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed. Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain risk limits and delegates specific transactional approval authorities to the CEO or jointly to the CEO and CRO. The RMC must approve transactions that exceed delegated authorities. Onward delegation of authority to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner. Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits and the delegation of authority to the CEO or jointly to the CEO and CRO are reviewed annually by the RMC.

Risk monitoring and reporting

To monitor CIBC’s risk profile and facilitate evaluation against the risk appetite statement, a number of measurement metrics have been established, with regular reporting against these metrics provided to the GRC and the RMC. This reporting enables decisions on growth and risk mitigation strategies.

Exposures are also regularly monitored against limits, with escalation protocols for limit excesses, should they occur. Escalation protocols ensure awareness at appropriate levels and facilitate management of excesses that is consistent with our risk appetite.

Regular management reports on each risk type are also prepared to facilitate monitoring and control of risk at a more granular level.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. This section describes the top and emerging risks that we consider with potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, cyber threats and the associated financial, reputation and business interruption risks have also increased. CIBC has cyber insurance coverage to help mitigate loss associated with cyber incidents.

These risks continue to be actively managed by us through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, malware, unauthorized access and denial-of-service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop controls and processes to protect our systems and client information from damage and unauthorized disclosure. CIBC monitors the changing environment globally, including cyber threats, evolving regulatory requirements, and mitigation strategies. In addition, we benchmark against best practices and provide regular updates to the Board.

Despite our commitment to information and cyber security, CIBC and its related third parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape. However, CIBC continuously monitors its risk posture for changes and continues to refine security protection approaches to minimize the impact of any incidents that may occur.

Disintermediation risk

Canadian banking clients are increasingly shifting their service transactions from branches to digital platforms. As such, competitive pressure from digital disruptors, both global technology leaders and smaller financial technology entrants, is increasing and the risk of disintermediation is growing due to the level of sophistication of these non-traditional competitors.

CIBC manages disintermediation risk through strategic risk reviews as well as investment in emerging channels, in data and analytics capabilities, and in technology and innovation in general, to meet our clients’ changing expectations, while working to reduce our cost structure and simplify operations.

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly subject to geo-political risk, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices, could have serious negative implications for general economic and banking activities.

The upcoming change in leadership in the White House poses new economic policy uncertainties that could either add or subtract to Canadian economic activity. The downside risks would be associated with an increase in protectionism, should that fail to exempt Canadian goods and services, as well as heightened competition for business investment as the U.S. eases up on corporate taxes and regulations. There could also be positive implications for Canada if U.S. growth accelerates due to fiscal stimulus. We will monitor these policy developments as details emerge over the coming year.

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Management’s discussion and analysis

The notable impact thus far of the outcome of the U.K. referendum to exit the European Union has been the decline in the value of the British Pound. Moreover, the uncertainty created by the decision has exacerbated an already challenging environment in global credit markets, where risks have been increasing in line with higher debt levels. While the negative economic effects are likely to be concentrated in the U.K., they will have ramifications for the rest of Europe, adding to existing economic challenges in the region. Credit is also a concern for emerging markets, where economies have yet to return to pre-crisis levels, and their credit ratings are showing signs of stress. Our direct exposure to many of these identified areas of concern is limited. However, we continue to actively monitor and assess the global business and geo-political environment for adverse developments.

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Commodity prices

Most commodity prices remain at low levels as growth in global demand continues to be subdued and excess supply persists. Lower commodity prices have placed pressure on corporate margins, which, in turn, have resulted in reduced Canadian tax revenues. Should commodity prices remain at these levels for a protracted period of time, vulnerable companies in the sector will face additional stress.

So far, our overall commodity exposure continues to perform within our risk appetite. However, we have experienced losses in our oil and gas portfolio, and if the trend continues, we could experience further losses. Clients in our oil and gas portfolio are currently being assessed on the basis of our enhanced risk metrics, and our portfolio is being monitored in a prudent manner. We have run our enterprise statistical stress tests at lower oil prices to determine potential direct losses, and have also conducted stress tests to assess the secondary impacts of lower oil prices on our retail portfolio for the affected regions, where we could see higher losses if unemployment continues to trend negatively.

Canadian consumer debt and the housing market

As a consequence of historically low interest rates, Canadians have increased debt levels at a pace that has exceeded growth in their income. Most of the increase in household debt levels has been driven by higher levels of mortgage debt, which is tied to the Canadian housing market. While interest rates are expected to remain relatively low in the foreseeable future, concerns remain that an external shock, such as higher unemployment rates, could affect the ability of Canadians to repay their loans, potentially triggering a correction in the housing market, which in turn could result in credit losses to banks. In an attempt to mitigate the risks associated with the housing market, the Canadian government recently introduced regulatory changes, and announced a public consultation on other measures. Earlier, a tax was introduced on purchases of residential property by foreign buyers in Vancouver. See the “Real estate secured personal lending” section for additional details.

Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points. If there were an interest rate increase, our variable rate borrowers should be able to withstand some increase in the interest rate. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt would be a concern should the economy falter and unemployment rates increase.

China economic policy risk

While meeting the government-set quarterly targets, China’s economy continues to be on a slower growth trajectory as, in addition to cyclical factors, the country tries to rebalance growth from an export-oriented and investment-driven performance to a more sustainable service-oriented and consumption-driven economy.

We continue to monitor economic policy both within the country and the region for signs of stress or directional change and have taken a prudent stance in addressing our tolerance for exposure to the country. We currently have little direct exposure to China, but any negative impact from the Chinese economic slowdown may affect clients that export to China or sell into a market where prices have been pushed down by weakness in Chinese demand, and may raise the credit risk associated with our exposure to trading counterparties.

Acquisition risk

CIBC seeks out acquisition opportunities which align with its financial goals and strategies. The ability to successfully execute these strategies to integrate acquisitions, and the ability to anticipate and manage risks associated with them, are subject to certain factors. These include receiving regulatory and shareholder approval on a timely basis and on favourable terms, changes in general business and economic conditions, and the ability to control integration and acquisition costs, among others.

Although many of the factors are beyond CIBC’s control, their impact is mitigated by conducting thorough due diligence before completing the transaction, developing and executing appropriate action plans to ensure successful integration, and monitoring performance following the acquisition.

Environmental risks and pandemic outbreaks

A number of environmental events have occurred over the past several years, including hurricanes, tsunamis, earthquakes, wildfires, droughts and floods, oil spills, and industrial accidents. There is also concern that the outbreak of certain illnesses could have the potential to reach pandemic levels. In addition to the humanitarian impact, these phenomena, along with the potential impact of climate change, introduce uncertainty and pose risks to the global economy, as well as our clients and our operations.

CIBC monitors these events and has measures in place including disaster recovery, insurance and business continuity programs, to ensure client needs continue to be met.

Regulatory developments

See the “Capital resources”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 32 to the consolidated financial statements for additional information on accounting developments.

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Management’s discussion and analysis

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at October 31, 2016:

(1)	Includes counterparty credit risk of $1,375 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $7,486 million, which comprises derivatives and repo-style transactions.
(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Includes investment risk.

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Management’s discussion and analysis

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our Capital Markets lending businesses. Other sources of credit risk include our trading activities, including our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Governance and management

Credit risk is managed through the three lines of defence model. Front line businesses are responsible for originating and managing the risk – this is the first line of defence.

The second line of defence is Risk Management, which provides enterprise-wide adjudication. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards, and limits. Credit approval authorities are controlled to ensure decisions are made by qualified personnel. Compliance and other oversight functions also provide independent oversight of the management of credit risk in our credit portfolios.

Internal Audit provides the third line of defence, by providing independent assessment of the design and operating effectiveness of the risk management controls, processes and systems.

Senior management reports to the GRC and RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Provision for credit losses is reviewed by the RMC and the Audit Committee quarterly.

Specific to the management of credit risk, Risk Management is mandated to provide enterprise-wide oversight of the management of credit risk in CIBC’s credit portfolios, including the measurement, monitoring and control of credit risk. Key units in Risk Management with credit risk responsibility include:

Global Credit Risk Management: This unit is responsible for the adjudication of risk-rated credit (including trading credit facilities) for Retail and Business Banking, Wealth Management, and Capital Markets clients. This excludes adjudication of some non-bank financial entities, prime brokerage clients and central clearing counterparties trading credit risks where the client has no other credit relationship – adjudication and oversight for these credits is managed by Capital Markets Risk Management.

Retail Risk Management: This unit is responsible for providing independent oversight of the management of credit risk for mortgages, personal and scored small business lending, and credit card portfolios. This includes establishing credit risk strategies to ensure the portfolio performs within approved limits, and credit adjudication for retail and scored small business credits.

Wealth Risk Management: This unit is responsible for the adjudication of private banking credits, the establishment of associated credit procedures, and the oversight of associated credit exposures.

Capital Markets Risk Management: This unit is responsible for independent oversight of trading credit risk, including adjudication of trading credit facilities for non-bank financial institutions where the client has no other credit relationship with CIBC. In addition, Capital Markets Risk Management is responsible for managing the country risk rating and the country exposure limits processes.

Adjudication and oversight above delegated levels is provided by the CRO, GRC and RMC.

Policies

To control credit risk, prudent credit risk management principles are used as a base to establish policies, standards and guidelines that govern credit activities as outlined by the credit risk management policy.

The credit risk management policy supplements CIBC’s risk management framework and risk appetite framework, and together with CIBC’s portfolio concentration limits for credit exposures, CIBC’s common risk/concentration risk limits for credit exposures, and other supporting credit risk policies, standards and procedures, assists CIBC in achieving its desired risk profile by providing an effective foundation for the management of credit risk.

Credit risk limits

The RMC approves Board limits, and exposures above Board limits require reporting to, or approval of, the RMC. Management limits are approved by the CRO. Usage is monitored to ensure risks are within allocated management and Board limits. Exposures above management limits require the approval of the CRO. Business lines may also impose lower limits to reflect the nature of their exposures and target markets. This tiering of limits provides for an appropriate hierarchy of decision making and reporting between management and the RMC. Credit approval authority flows from the Board and is further cascaded to officers in writing. The Board’s Investment and Lending Authority Resolution sets thresholds above which credits require reporting to, or approval of, the RMC, ensuring an increasing level of oversight for credits of higher risk. CIBC maintains country limits to control exposures within countries outside of Canada and the United States.

Credit concentration limits

At a bank-wide level, credit exposures are managed to promote alignment to our risk appetite statement, to maintain the target business mix and to ensure that there is no undue concentration of risk. We set limits to control borrower concentrations by risk-rating band for large exposures (i.e., risk-rated credits). Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations. We also have a set of portfolio concentration limits in place to control exposures by country, industry, product and activity. Further, our policies require limits to be established as appropriate for new initiatives and implementation of strategies involving material levels of credit risk. Concentration limits represent the maximum exposure levels we wish to hold on our books. In the normal course, it is expected that exposures will be held at levels below the maximums. The credit concentration limits are reviewed and approved by the RMC at least annually.

Credit concentration limits are also applied to our retail lending portfolios to mitigate concentration risk. We not only have concentration limits to individual borrowers and geographic regions, but also to different types of credit facilities, such as unsecured credits, rental occupancy purpose credits, condominium secured credits and mortgages with a second or third charge where we are behind another lender. In addition, we limit the maximum insured mortgage exposure to private insurers in order to reduce counterparty risk.

Credit risk mitigation

We may mitigate credit risk by obtaining a pledge of collateral, which improves recoveries in the event of a default. Our credit risk management policies include verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are

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updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may use third-party guarantees to mitigate risk. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the Government of Canada.

We mitigate the trading credit risk of OTC derivatives with counterparties by employing the International Swaps and Derivatives Association (ISDA) Master Agreement, as well as Credit Support Annexes (CSAs) or similar agreements. See Note 12 to the consolidated financial statements for additional details on the risks related to the use of derivatives and how we manage these risks.

ISDA Master Agreements facilitate cross transaction payments, prescribe close-out netting processes, and define the counterparties’ contractual trading relationship. In addition, the agreements formalize non-transaction specific terms. Master Agreements serve to mitigate our credit risk by outlining default and termination events, which enable parties to close out of all outstanding transactions in the case of a negative credit event on either party’s side. The mechanism for calculating termination costs in the event of a close out are outlined in the Master Agreement; this allows for the efficient calculation of a single net obligation of one party to another.

CSAs are often included in ISDA Master Agreements. They mitigate counterparty credit risk by providing for the exchange of collateral between parties when a party’s exposure to the other exceeds agreed upon thresholds, subject to a minimum transfer amount. CSAs also designate acceptable collateral types, and set out rules for re-hypothecation and interest calculation on collateral.

Consistent with global initiatives to improve resilience in the financial system, we will clear derivatives through central counterparties (CCPs) where feasible. Credit derivatives may be used to reduce industry sector concentrations and single-name exposure.

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties, and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new clients with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the year, $192 million (2015: $28 million) of loans have undergone TDR.

Process and control

The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Credit Committee, a subcommittee of the GRC, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high risk loans to maximize recoveries.

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Management’s discussion and analysis

Risk measurement

Exposures subject to AIRB approach

Business and government portfolios (excluding scored small business) – risk-rating method

This section describes the portfolio rating categories. The portfolio comprises exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating that reflects the security applicable to the exposure.

The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third-party exists, both the obligor and the guarantor will be assessed. While our obligor rating is determined independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

A mapping between our internal ratings and the ratings used by external ratings agencies is presented in the table below.

Corporate and Banks					Sovereigns
Grade	PD bands	CIBC rating	S&P equivalent	Moody’s equivalent	Grade	PD bands	CIBC rating	S&P equivalent	Moody’s equivalent
Investment grade	0.03% – 0.42%	10 – 47	AAA to BBB-	Aaa to Baa3	Investment grade	0.01% – 0.42%	00 – 47	AAA to BBB-	Aaa to Baa3
Non-investment grade	0.43% – 12.11%	51 – 67	BB+ to B-	Ba1 to B3	Non-investment grade	0.43% – 12.11%	51 – 67	BB+ to B-	Ba1 to B3
Watch list	12.12% – 99.99%	70 – 80	CCC+ to C	Caa1 to Ca	Watch list	12.12% – 99.99%	70 – 80	CCC+ to C	Caa1 to Ca
Default	100%	90	D	C	Default	100%	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.

Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our client has the ability to repay according to the agreed terms and conditions. Embedded in our credit policies and criteria is an assessment of risk exposure using the following three dimensions:

•	PD – the probability that the obligor will default within the next 12 months.
•	EAD – the estimate of the amount which will be drawn at the time of default.
•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Our credit framework of policies and limits defines our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment and non-investment grade categories noted above. Our credit policies are also defined to manage our exposure to concentration in borrowers in any particular industry or region.

A simplified risk-rating process (slotting approach) is used for part of our uninsured Canadian commercial mortgage portfolio, which comprises non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value (LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. In addition, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures.

Retail portfolios

Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans).

We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The lending process will include documentation of, where appropriate, satisfactory identification, proof of income, independent appraisal of the collateral and registration of security.

Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100%

Back-testing

We monitor the three key risk parameters – PD, EAD, and LGD – on a monthly basis. Every quarter, the back-testing results are reported to OSFI and are presented to the business and Risk Management senior management for review and challenge. For each parameter, we identify any portfolios whose realized values are significantly above or significantly below expectations and then test to see if this deviation is explainable by changes in the economy. If the results indicate that a parameter model may be losing its predictive power, we prioritize that model for review and update.

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Stress testing

As part of our regular credit portfolio management process, we conduct stress testing and scenario analyses on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure. See the “Real estate secured personal lending” section for further discussion on our residential mortgage portfolio stress testing.

Exposure to credit risk

The following table presents the exposure to credit risk, which is measured as EAD for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.

The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are net of the CVA related to financial guarantors, derivative master netting agreements, and before allowance for credit losses and other risk mitigation. Non-trading equity exposures are not included in the table below as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.

$ millions, as at October 31			2016			2015
	AIRB approach	Standardized approach	Total	AIRB approach	Standardized approach	Total
Business and government portfolios
Corporate
Drawn	$72,807	$3,370	$76,177	$64,578	$3,190	$67,768
Undrawn commitments	36,845	145	36,990	37,496	112	37,608
Repo-style transactions	53,644	33	53,677	31,447	12	31,459
Other off-balance sheet	18,350	229	18,579	15,694	462	16,156
OTC derivatives	9,001	–	9,001	7,481	–	7,481
	190,647	3,777	194,424	156,696	3,776	160,472
Sovereign
Drawn	44,055	4,773	48,828	37,498	5,204	42,702
Undrawn commitments	4,670	–	4,670	4,812	–	4,812
Repo-style transactions	10,020	–	10,020	7,410	–	7,410
Other off-balance sheet	753	–	753	884	–	884
OTC derivatives	3,581	–	3,581	3,666	–	3,666
	63,079	4,773	67,852	54,270	5,204	59,474
Banks
Drawn	10,715	1,940	12,655	12,889	1,374	14,263
Undrawn commitments	1,011	–	1,011	877	–	877
Repo-style transactions	22,720	–	22,720	33,800	–	33,800
Other off-balance sheet	62,107	–	62,107	61,022	–	61,022
OTC derivatives	6,005	167	6,172	5,153	26	5,179
	102,558	2,107	104,665	113,741	1,400	115,141
Gross business and government portfolios	356,284	10,657	366,941	324,707	10,380	335,087
Less: Repo-style transaction collateral	76,263	–	76,263	64,407	–	64,407
Net business and government portfolios	280,021	10,657	290,678	260,300	10,380	270,680
Retail portfolios
Real estate secured personal lending
Drawn	201,580	2,645	204,225	182,779	2,602	185,381
Undrawn commitments	18,375	–	18,375	21,396	–	21,396
	219,955	2,645	222,600	204,175	2,602	206,777
Qualifying revolving retail
Drawn	21,597	–	21,597	20,435	–	20,435
Undrawn commitments	47,140	–	47,140	44,983	–	44,983
Other off-balance sheet	319	–	319	304	–	304
	69,056	–	69,056	65,722	–	65,722
Other retail
Drawn	9,671	794	10,465	9,268	762	10,030
Undrawn commitments	2,026	26	2,052	1,888	26	1,914
Other off-balance sheet	32	–	32	36	–	36
	11,729	820	12,549	11,192	788	11,980
Total retail portfolios	300,740	3,465	304,205	281,089	3,390	284,479
Securitization exposures (1)	18,863	–	18,863	15,876	–	15,876
Gross credit exposure	675,887	14,122	690,009	621,672	13,770	635,442
Less: Repo-style transaction collateral	76,263	–	76,263	64,407	–	64,407
Net credit exposure	$599,624	$14,122	$613,746	$557,265	$13,770	$571,035

(1)	Under IRB approach.

Net credit exposure increased by $42.7 billion in 2016, primarily due to business growth in our Canadian lending portfolios, as well as the impact of the appreciation of the U.S. dollar.

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Exposures subject to the standardized approach

Exposures within CIBC FirstCaribbean and certain exposures to individuals for non-business purposes do not have sufficient historical data to support the AIRB approach for credit risk, and are subject to the standardized approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive AIRB approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight category is provided below.

$ millions, as at October 31	Risk-weight category							2016	2015
	0%	20%	35%	50%	75%	100%	150%	Total	Total
Corporate	$–	$–	$–	$–	$–	$3,737	$40	$3,777	$3,776
Sovereign	3,673	315	–	182	–	558	45	4,773	5,204
Bank	–	1,595	–	327	–	185	–	2,107	1,400
Real estate secured personal lending	–	–	–	–	2,382	–	263	2,645	2,602
Other retail	–	–	–	–	751	–	69	820	788
	$3,673	$1,910	$–	$509	$3,133	$4,480	$417	$14,122	$13,770

Trading credit exposures

We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is further explained in Note 12 to the consolidated financial statements. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The PD of our counterparties is estimated using models consistent with the models used for our direct lending activity. Due to the fluctuations in the market values of interest rates, exchange rates, and equity and commodity prices, counterparty credit exposure cannot be quantified with certainty at the inception of the trade. Counterparty credit exposure is estimated using the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in the fair value. Credit risk associated with these counterparties is managed within the same process as our lending business, and for the purposes of credit adjudication, the exposure is aggregated with any exposure arising from our lending business. The majority of our counterparty credit exposure benefits from the credit risk mitigation techniques discussed above, including daily re-margining, and posting of collateral.

We are also exposed to wrong-way risk. Specific wrong-way risk arises when CIBC receives financial collateral issued (or an underlying reference obligation of a transaction is issued) by the counterparty itself, or by a related entity that would be considered to be part of the same common risk group. General wrong-way risk arises when the exposure and/or collateral pledged to CIBC is highly correlated to that of the counterparty. Exposure to wrong-way risk with derivative counterparties is monitored by Capital Markets Risk Management. Where we may be exposed to wrong-way risk, our adjudication procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the estimated loss in the event of default, and other factors such as risk mitigants.

Rating profile of OTC derivative mark-to-market (MTM) receivables

$ billions, as at October 31		2016	2015
	Exposure (1)
Investment grade	$7.36	82.8%	$7.59	89.3%
Non-investment grade	1.43	16.1	0.80	9.4
Watch list	0.03	0.3	0.01	0.1
Default	0.05	0.6	–	–
Unrated	0.02	0.2	0.10	1.2
	$8.89	100.0%	$8.50	100.0%

(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

Concentration of exposures

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

Geographic distribution

The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and net of the CVA related to financial guarantors and $76.3 billion (2015: $64.4 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31, 2016	Canada	U.S.	Europe	Other	Total
Drawn	$75,116	$38,792	$5,244	$8,425	$127,577
Undrawn commitments	32,082	7,923	1,725	796	42,526
Repo-style transactions	7,497	1,675	460	489	10,121
Other off-balance sheet	54,925	21,077	4,717	491	81,210
OTC derivatives	8,887	3,885	3,687	2,128	18,587
	$178,507	$73,352	$15,833	$12,329	$280,021
October 31, 2015	$159,525	$76,685	$15,689	$8,401	$260,300

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Business and government exposure by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and net of the CVA related to financial guarantors and $76.3 billion (2015: $64.4 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31	Drawn	Undrawn commitments	Repo-style transactions	Other off- balance sheet	OTC derivatives		2016 Total	2015 Total
Commercial mortgages	$1,674	$20	$–	$–	$–		$1,694	$8,066
Financial institutions	36,700	4,388	9,574	73,442	10,623	(1)	134,727	127,879
Retail and wholesale	4,184	2,450	–	273	60		6,967	6,806
Business services	5,807	2,294	18	489	74		8,682	7,312
Manufacturing – capital goods	1,984	2,111	–	269	287		4,651	4,528
Manufacturing – consumer goods	2,722	1,530	–	229	65		4,546	4,065
Real estate and construction	27,502	5,864	–	978	205		34,549	24,074
Agriculture	5,159	1,279	–	61	83		6,582	6,278
Oil and gas	6,873	7,825	–	963	1,994		17,655	17,276
Mining	1,908	2,407	–	731	58		5,104	4,816
Forest products	444	461	–	137	30		1,072	1,283
Hardware and software	631	437	–	29	11		1,108	1,112
Telecommunications and cable	818	839	–	265	118		2,040	2,241
Broadcasting, publishing and printing	523	183	–	172	11		889	681
Transportation	3,039	1,728	–	512	588		5,867	4,999
Utilities	3,382	4,873	–	2,233	709		11,197	10,943
Education, health, and social services	2,588	796	29	96	115		3,624	2,971
Governments	21,639	3,041	500	331	3,556		29,067	24,970
	$127,577	$42,526	$10,121	$81,210	$18,587		$280,021	$260,300

(1)	Includes $2 million (2015: $9 million) of fair value net of CVA with financial guarantors hedging our derivative contracts.

As part of our risk mitigation strategy, we may use credit protection purchases as a hedge against customer or industry sector concentration. As at October 31, 2016, we had credit protection purchased totalling $161 million (2015: $386 million) related to our business and government loans.

Oil and gas exposure

The following table provides a breakdown of our exposure to the oil and gas industry under the AIRB approach. Of these exposures, 70% are investment grade based on our internal risk rating, which incorporates security pledged (equivalent to S&P/Moody’s rating of BBB-/Baa3 and higher).

$ millions, as at October 31, 2016	Drawn	Undrawn commitments	Other off- balance sheet	OTC derivatives	Total
Exploration and production	$3,659	$3,844	$322	$803	$8,628
Midstream	1,961	1,938	99	284	4,282
Downstream	155	377	33	13	578
Integrated	152	1,149	447	864	2,612
Oil and gas services	357	201	36	4	598
Petroleum distribution	589	316	26	26	957
	$6,873	$7,825	$963	$1,994	$17,655
October 31, 2015	$6,068	$9,473	$784	$951	$17,276

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Credit quality of portfolios

Credit quality of the risk-rated portfolios

The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, CVA, and collateral on repurchase agreement activities.

The obligor grade is our assessment of the creditworthiness of the obligor, without respect to the collateral held in support of the exposure. The LGD estimate would reflect our assessment of the value of the collateral at the time of default of the obligor. For slotted exposures, the slotting category reflects our assessment of both the creditworthiness of the obligor, as well as the value of the collateral.

$ millions, as at October 31				2016	2015
	EAD
Obligor grade	Corporate	Sovereign	Banks	Total	Total
Investment grade	$89,034	$53,016	$81,693	$223,743	$202,981
Non-investment grade	49,330	778	1,698	51,806	47,895
Watch list	1,969	4	1	1,974	829
Default	803	–	–	803	525
Total risk-rated exposure	$141,136	$53,798	$83,392	$278,326	$252,230

LGD estimate	Corporate	Sovereign	Banks	Total	Total
Less than 10%	$14,180	$45,178	$57,605	$116,963	$109,323
10% – 25%	33,499	2,318	14,239	50,056	53,774
26% – 45%	65,821	4,317	10,078	80,216	67,913
46% – 65%	26,931	1,906	966	29,803	20,140
66% – 100%	705	79	504	1,288	1,080
	$141,136	$53,798	$83,392	$278,326	$252,230
Strong				1,467	7,198
Good				127	556
Satisfactory				86	264
Weak				8	47
Default				7	5
Total slotted exposure				$1,695	$8,070
Total business and government portfolios				$280,021	$260,300

The total exposures increased by $19.7 billion from October 31, 2015, largely attributable to growth in our Canadian lending portfolios. The investment grade category increased by $20.8 billion from October 31, 2015, while the non-investment grade category was up $3.9 billion. The increase in watch list and default exposures was largely attributable to downgrades in the corporate lending portfolios, related to oil and gas and the exited European leveraged finance portfolio.

Credit quality of the retail portfolios

The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation.

$ millions, as at October 31				2016	2015
	EAD
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total	Total
Exceptionally low	$180,501	$40,998	$1,515	$223,014	$208,690
Very low	19,186	6,562	1,345	27,093	19,924
Low	16,833	12,409	5,738	34,980	39,026
Medium	2,889	7,696	2,406	12,991	11,110
High	354	1,347	672	2,373	2,099
Default	192	44	53	289	240
	$219,955	$69,056	$11,729	$300,740	$281,089

Securitization exposures

The following table provides details on our securitization exposures by credit ratings under the IRB approach.

$ millions, as at October 31	2016	2015
S&P rating equivalent	EAD (1)
AAA to BBB-	$11,227	$9,547
BB+ to BB-	–	–
Below BB-	13	13
Unrated	7,367	6,036
	$18,607	$15,596

(1)	EAD under IRB approach is net of financial collateral of $256 million (2015: $280 million).
Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

Under the Bank Act (Canada), banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for mortgage loans with a higher LTV ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the Protection of Residential Mortgage or Hypothecary Insurance Act (PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other

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Management’s discussion and analysis

things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim.

In July 2016, as a follow-up to its B-20 guidelines, OSFI released a letter to all federally regulated financial institutions reinforcing its expectation that these institutions engage in prudent underwriting of residential mortgage loans.

In October 2016, the Minister of Finance announced changes to strengthen the housing market that will impose the use of the government-posted mortgage qualifying rates on a wider range of insured mortgages, and close loopholes related to the principal residence exemption for capital gains taxes. There will also be a consultation with market participants on an approach to implement risk sharing for insured mortgages (i.e., sharing losses between banks and insurers).

Reflective of the regulatory changes relating to mortgage insurance introduced over the past few years, including the most recent changes noted above, and a change in consumer behaviour in response to the series of government tightening measures on high ratio mortgages, we expect our insured mortgage mix as a proportion of total mortgages to decrease at an accelerated rate.

The following tables provide details on our residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at October 31, 2016	Insured		Uninsured		Uninsured		Insured (2)		Uninsured
Ontario	$46.1	53%	$41.5	47%	$10.3	100%	$46.1	47%	$51.8	53%
British Columbia and territories	16.6	42	22.7	58	4.1	100	16.6	38	26.8	62
Alberta	16.5	66	8.6	34	2.7	100	16.5	59	11.3	41
Quebec	7.6	58	5.5	42	1.5	100	7.6	52	7.0	48
Central prairie provinces	5.0	67	2.4	33	0.9	100	5.0	60	3.3	40
Atlantic provinces	5.6	67	2.7	33	0.8	100	5.6	61	3.5	39
Canadian portfolio (2)(3)	97.4	54	83.4	46	20.3	100	97.4	48	103.7	52
International portfolio (2)	–	–	2.5	100	–	–	–	–	2.5	100
Total portfolio	$97.4	53%	$85.9	47%	$20.3	100%	$97.4	48%	$106.2	52%
October 31, 2015	$103.9	63%	$61.2	37%	$19.5	100%	$103.9	56%	$80.7	44%

(1)	We did not have any insured HELOCs as at October 31, 2016 and 2015.
(2)	Geographical location is based on the address of the property managed.
(3)	77% (2015: 82%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.

The average LTV ratios(1) for our uninsured Canadian and international residential mortgages and HELOCs originated during the year are provided in the following table. We did not acquire uninsured residential mortgages or HELOCs from a third-party for the years presented in the table below.

For the year ended October 31	2016		2015
	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario	64%	69%	65%	70%
British Columbia and territories	60	64	61	65
Alberta	68	72	68	72
Quebec	67	72	67	72
Central prairie provinces	69	73	69	73
Atlantic provinces	72	73	72	73
Canadian portfolio (2)	64%	68%	65%	69%
International portfolio	71%	n/m	68%	n/m

(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Geographical location is based on the address of the property managed.
n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
October 31, 2016 (1)	57%	56%
October 31, 2015 (1)	60%	59%

(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for October 31, 2016 and 2015 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2016 and 2015, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

The tables below summarize the remaining amortization profile of our total Canadian and international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio
October 31, 2016	–%	–%	3%	6%	30%	58%	3%	–%
October 31, 2015	–%	1%	3%	7%	26%	56%	7%	–%
International portfolio
October 31, 2016	8%	16%	27%	24%	16%	8%	1%	–%
October 31, 2015	7%	16%	26%	25%	16%	8%	2%	–%

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Current customer payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio
October 31, 2016	2%	5%	8%	12%	34%	37%	2%	–%
October 31, 2015	2%	6%	9%	13%	33%	34%	3%	–%
International portfolio
October 31, 2016	8%	16%	26%	23%	16%	8%	2%	1%
October 31, 2015	7%	16%	26%	24%	17%	7%	2%	1%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at October 31, 2016, our Canadian condominium mortgages were $20.6 billion (2015: $18.5 billion) of which 54% (2015: 64%) were insured. Our drawn developer loans were $0.7 billion (2015: $1.0 billion), or 0.8% (2015: 1.4%) of our business and government portfolio, and our related undrawn exposure was $2.2 billion (2015: $1.9 billion). The condominium developer exposure is diversified across 84 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Credit quality performance

As at October 31, 2016, total loans and acceptances after allowance for credit losses were $319.8 billion (2015: $291.0 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 74% (2015: 74%) of the portfolio, and business and government loans (including acceptances) constitute the remainder of the portfolio.

Consumer loans were up by $20.0 billion or 9% from the prior year, primarily due to an increase in residential mortgages of $18.1 billion. Business and government loans (including acceptances) were up $8.8 billion or 12% from the prior year, mainly attributable to the real estate and construction, and financial institutions sectors.

The following table provides details of our impaired loans and allowances for credit losses:

$ millions, as at or for the year ended October 31			2016			2015
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of year	$659	$760	$1,419	$700	$734	$1,434
Classified as impaired during the year	1,100	1,222	2,322	207	1,154	1,361
Transferred to not impaired during the year	(16)	(125)	(141)	(17)	(105)	(122)
Net repayments	(405)	(266)	(671)	(141)	(254)	(395)
Amounts written off	(259)	(894)	(1,153)	(174)	(830)	(1,004)
Disposals of loans	(156)	–	(156)	–	–	–
Foreign exchange and other	28	10	38	84	61	145
Balance at end of year	$951	$707	$1,658	$659	$760	$1,419
Allowance for impairment (1)
Balance at beginning of year	$313	$333	$646	$337	$307	$644
Amounts written off	(259)	(894)	(1,153)	(174)	(830)	(1,004)
Recoveries of amounts written off in previous years	14	169	183	10	176	186
Charge to income statement	208	724	932	100	662	762
Interest accrued on impaired loans	(20)	(9)	(29)	(8)	(15)	(23)
Foreign exchange and other	3	(10)	(7)	48	33	81
Balance at end of year	$259	$313	$572	$313	$333	$646
Net impaired loans
Balance at beginning of year	$346	$427	$773	$363	$427	$790
Net change in gross impaired	292	(53)	239	(41)	26	(15)
Net change in allowance	54	20	74	24	(26)	(2)
Balance at end of year	$692	$394	$1,086	$346	$427	$773
Net impaired loans as a percentage of net loans and acceptances			0.34%			0.27%

(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.

Gross impaired loans

As at October 31, 2016, gross impaired loans were $1,658 million, up $239 million from the prior year. The increase was primarily due to an increase in the U.S. oil and gas sector, and an impairment in our exited European leveraged finance portfolio, partially offset by write-offs and lower new classifications in CIBC FirstCaribbean.

Approximately 35% of gross impaired loans related to Canada, of which residential mortgages accounted for about half. The remaining gross impaired loans in Canada primarily related to personal lending and the oil and gas sector.

Approximately 34% of gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages and the real estate and construction sectors accounted for the majority.

Approximately 19% of gross impaired loans related to the U.S., of which the oil and gas sector accounted for the majority. The increase was driven by higher new classifications, partially offset by a sale of a large exposure, and write-offs in the oil and gas sector.

The majority of the remaining gross impaired loans related to the impairment in our exited European leveraged finance portfolio noted above.

CIBC 2016 ANNUAL REPORT	57

Management’s discussion and analysis

Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary annual financial information” section.

Allowance for impairment

Allowance for impairment was $572 million, down $74 million from the prior year.

The decrease was due to higher write-offs and lower new classifications in CIBC FirstCaribbean, and higher write-offs in the oil and gas sector in Canada and the U.S., partially offset by the impact of U.S. dollar appreciation on the existing portfolio. Despite an increase in the gross impaired loans from the prior year, the allowance for impairment decreased, due to a higher value of collateral pledged against the newly impaired loans.

Exposure to certain countries and regions

Over the past several years, a number of countries in Europe experienced credit concerns. The following tables provide our exposure to European countries, both within and outside the Eurozone.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of allowances, if any), deposits with banks (stated at amortized cost net of allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 34% (2015: 91%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P, with the change in ratio this year largely due to a downgrade of the United Kingdom, following the outcome of their referendum to exit the European Union.

The following table provides a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at October 31, 2016	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$220	$–	$220	$–		$3	$3
Belgium	–	–	8	8	–		–	–
Finland	11	1	–	12	77		–	77
France	37	–	56	93	70		6	76
Germany	78	525	383	986	3		24	27
Ireland	1	–	–	1	–		–	–
Italy	–	–	–	–	–		–	–
Luxembourg	–	–	–	–	6		–	6
Malta	–	–	–	–	–		–	–
Netherlands	191	1	157	349	123		10	133
Spain	–	–	1	1	–		–	–
Total Eurozone	$318	$747	$605	$1,670	$279		$43	$322
Czech Republic	$–	$–	$–	$–	$–		$–	$–
Denmark	–	–	15	15	–		6	6
Norway	–	–	1	1	319		–	319
Poland	–	–	2	2	–		–	–
Sweden	295	310	37	642	91		–	91
Switzerland	290	–	40	330	17		–	17
Turkey	–	–	256	256	–		43	43
United Kingdom	781	344	532	1,657	2,641	(1)	204	2,845
Total non-Eurozone	$1,366	$654	$883	$2,903	$3,068		$253	$3,321
Total Europe (2)	$1,684	$1,401	$1,488	$4,573	$3,347		$296	$3,643
October 31, 2015	$2,017	$764	$1,609	$4,390	$4,264		$603	$4,867

(1)	Includes $180 million of exposure (notional value of $202 million and fair value of $22 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due, as well as a failure of the financial guarantor to meet its obligation under the guarantee.
(2)	Includes $162 million (2015: $220 million) of loans, net of allowance, related to the discontinued European leveraged finance business.

58	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions
$ millions, as at October 31, 2016	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)	Total direct exposure (A)+(B)+(C)
Austria	$–	$–	$25	$25	$25	$–	$223
Belgium	6	–	25	31	24	7	15
Finland	5	–	32	37	31	6	95
France	31	30	1,595	1,656	1,623	33	202
Germany	–	–	1,249	1,249	1,215	34	1,047
Ireland	–	–	8	8	2	6	7
Italy	–	–	6	6	–	6	6
Luxembourg	1	–	71	72	–	72	78
Malta	–	–	1	1	–	1	1
Netherlands	109	–	64	173	62	111	593
Spain	–	–	51	51	51	–	1
Total Eurozone	$152	$30	$3,127	$3,309	$3,033	$276	$2,268
Czech Republic	$–	$953	$–	$953	$904	$49	$49
Denmark	–	–	–	–	–	–	21
Norway	–	73	–	73	73	–	320
Poland	–	–	–	–	–	–	2
Sweden	13	–	140	153	140	13	746
Switzerland	–	–	2,355	2,355	2,306	49	396
Turkey	–	–	–	–	–	–	299
United Kingdom	581	–	4,487	5,068	4,349	719	5,221
Total non-Eurozone	$594	$1,026	$6,982	$8,602	$7,772	$830	$7,054
Total Europe	$746	$1,056	$10,109	$11,911	$10,805	$1,106	$9,322
October 31, 2015	$841	$245	$8,132	$9,218	$8,142	$1,076	$10,333

(1)	The amounts shown are net of CVA.
(2)	Collateral on derivative MTM receivables was $1.2 billion (2015: $1.1 billion), collateral on repo-style transactions was $9.6 billion (2015: $7.0 billion), and both are composed of cash and investment grade debt securities.

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional, less fair value for derivatives where we have written protection.

$ millions, as at October 31, 2016	Total indirect exposure
Finland	$5
France	22
Germany	8
Greece	5
Ireland	5
Italy	5
Luxembourg	20
Netherlands	31
Spain	11
Total Eurozone	$112
Denmark	$2
Sweden	2
United Kingdom	16
Total non-Eurozone	$20
Total exposure	$132
October 31, 2015	$404

In addition to the indirect exposures above, we have indirect exposure to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $399 million (2015: $533 million).

CIBC 2016 ANNUAL REPORT	59

Management’s discussion and analysis

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment.

U.S. real estate finance

In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients, under four programs.

The construction program offers floating-rate financing to properties under construction. The two interim programs offer fixed- and floating-rate financing, typically with an average term of one to three years for properties that are fully leased or with some leasing or renovation yet to be done. In addition, the interim programs provide operating lines to select borrowers. These programs provide feeder product for the group’s permanent fixed-rate loan program. Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years).

The following table provides a summary of our positions in this business:

$ millions, as at October 31, 2016	Drawn	Undrawn
Construction program	$118	$418
Interim program	8,604	529
Permanent program	105	–
Exposure, net of allowance	$8,827	$947
Of the above:
Net impaired	$43	$–
On credit watch list	138	10
Exposure, net of allowance, as at October 31, 2015	$7,600	$453

As at October 31, 2016, the allowance for credit losses for this portfolio was $24 million (2015: $27 million). During the year, the provision for credit losses was $1 million (2015: $14 million).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at October 31, 2016, there was no CMBS inventory (2015: nil).

Settlement risk

Settlement risk is the risk that during an agreed concurrent exchange of currency or principal payments, the counterparty will fail to make its payment to CIBC. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

60	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Market risk

Market risk is the risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Governance and management

Market risk is managed through the three lines of defence model. Front line businesses are responsible for managing their risk – this is the first line of defence.

The second line of defence is Risk Management, which has a dedicated market risk manager for each trading business, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage, including the measurement, monitoring and control of market risk. Compliance and other oversight functions also provide independent oversight for market and pension risks.

Internal Audit provides the third line of defence, with independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

Senior management reports material risk matters to the GRC and RMC at least quarterly, including material transactions, limit compliance, and portfolio trends.

Policies

We have comprehensive policies for the management of market risk. These policies are related to the identification and measurement of various types of market risk, their inclusion in the trading book, and to the establishment of limits within which we monitor, manage, and report our overall exposures. Our policies also outline the requirements for the construction of valuation models, independent checking of the valuation of positions, the establishment of valuation adjustments, and alignment with accounting policies including MTM and mark-to-model methodologies.

Market risk limits

We have risk tolerance levels, expressed in terms of statistically based VaR measures, potential stress losses, and notional or other limits as appropriate. We use a multi-tiered approach to set limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

•	Board limits approved by the RMC control consolidated market risk;
•	Management limits control market risk for CIBC overall and are lower than the Board limits to allow for a buffer in the event of extreme market moves and/or extraordinary client needs;
•	Tier 2 limits control market risk at the business unit level; and
•	Tier 3 limits control market risk at the sub-business unit or desk level. Tier 3 limits are set on VaR and a variety of metrics including stress.

Management limits are established by the CRO, consistent with the risk appetite statement approved by the RMC. Tier 2 and Tier 3 limits are approved at levels of management commensurate with risk assumed.

Process and control

Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed periodically with the GRC and RMC.

Risk measurement

We use the following measures for market risk:

•

VaR enables the meaningful comparison of the risks in different businesses and asset classes. VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the portfolio effect arising from the interrelationship of the different risks (diversification effect):

•	Interest rate risk measures the impact of changes in interest rates and volatilities on cash instruments and derivatives;
•

Credit spread risk measures the impact of changes in credit spreads of provincial, municipal and agency bonds, sovereign bonds, corporate bonds, securitized products, and credit derivatives such as credit default swaps;

•	Equity risk measures the impact of changes in equity prices, volatilities, and dividend yields;
•	Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities;
•	Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities;
•	Debt specific risk measures the impact of changes in the volatility of the yield of a debt instrument as compared with the volatility of the yield of a representative bond index; and
•

Diversification effect reflects the risk reduction achieved across various financial instrument types, counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

•

Price sensitivity measures the change in value of a portfolio to a small change in a given underlying parameter, so that component risks may be examined in isolation, and the portfolio rebalanced accordingly to achieve a desired exposure;

•

Stressed VaR enables the meaningful comparison of the risks in different businesses and asset classes under stressful conditions. Changes to rates, prices, volatilities, and spreads over a ten day horizon from a stressful historical period are applied to current positions and determine stressed VaR;

•	IRC measures the required capital due to credit migration and default risk for debt securities held in the trading portfolios;
•	Back-testing validates the effectiveness of risk measurement through analysis of observed and theoretical profit and loss outcomes; and
•	Stress testing and scenario analyses provide insight into portfolio behaviour under extreme circumstances.

CIBC 2016 ANNUAL REPORT	61

Management’s discussion and analysis

The following table provides balances on the consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at October 31					2016					2015
		Subject to market risk					Subject to market risk
Consolidated balance sheet		Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$3,500	$–		$1,645	$1,855	$3,053	$–		$1,770	$1,283	Foreign exchange
Interest-bearing deposits with banks	10,665	347		10,318	–	15,584	501		15,083	–	Interest rate
Securities	87,423	48,066	(1)	39,357	–	74,982	45,299	(1)	29,683	–	Equity, interest rate
Cash collateral on securities borrowed	5,433	–		5,433	–	3,245	–		3,245	–	Interest rate
Securities purchased under resale agreements	28,377	–		28,377	–	30,089	–		30,089	–	Interest rate
Loans
Residential mortgages	187,298	–		187,298	–	169,258	–		169,258	–	Interest rate
Personal	38,041	–		38,041	–	36,517	–		36,517	–	Interest rate
Credit card	12,332	–		12,332	–	11,804	–		11,804	–	Interest rate
Business and government	71,437	6,536	(2)	64,901	–	65,276	5,658	(2)	59,618	–	Interest rate
Allowance for credit losses	(1,691)	–		(1,691)	–	(1,670)	–		(1,670)	–	Interest rate
Derivative instruments	27,762	24,130	(3)	3,632	–	26,342	22,457	(3)	3,885	–	Interest rate,
											foreign exchange
Customers’ liability under acceptances	12,364	–		12,364	–	9,796	–		9,796	–	Interest rate
Other assets	18,416	1,466		9,190	7,760	19,033	1,381		10,260	7,392	Interest rate, equity,
											foreign exchange
	$501,357	$80,545		$411,197	$9,615	$463,309	$75,296		$379,338	$8,675
Deposits	$395,647	$331	(4)	$352,522	$42,794	$366,657	$363	(4)	$327,557	$38,737	Interest rate
Obligations related to securities sold short	10,338	10,256		82	–	9,806	9,468		338	–	Interest rate
Cash collateral on securities lent	2,518	–		2,518	–	1,429	–		1,429	–	Interest rate
Obligations related to securities sold under repurchase agreements	11,694	–		11,694	–	8,914	–		8,914	–	Interest rate
Derivative instruments	28,807	24,433	(3)	4,374	–	29,057	24,655	(3)	4,402	–	Interest rate,
											foreign exchange
Acceptances	12,395	–		12,395	–	9,796	–		9,796	–	Interest rate
Other liabilities	12,919	927		5,445	6,547	12,223	1,038		5,138	6,047	Interest rate
Subordinated indebtedness	3,366	–		3,366	–	3,874	–		3,874	–	Interest rate
	$477,684	$35,947		$392,396	$49,341	$441,756	$35,524		$361,448	$44,784

(1)	Excludes securities in the structured credit run-off business of $496 million (2015: $565 million), and certain other securities that are considered non-trading for market risk purposes.
(2)	Excludes $103 million (2015: $333 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(4)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-Risk

Our VaR methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:

•	The use of historical data for estimating future events will not encompass all potential events, particularly those that are extreme in nature;
•

The use of a one-day holding period assumes that all positions can be liquidated or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day period may be insufficient to liquidate or hedge all positions fully;

•	The use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence; and
•	VaR is calculated on the basis of exposures outstanding at the close of business and assumes no management action to mitigate losses.

The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S., and European markets. The primary instruments are government and corporate debt, and interest rate derivatives. The majority of the trading exposure to foreign exchange risk arises from transactions involving the Canadian dollar, U.S. dollar, Euro, pound sterling, Australian dollar, Chinese yuan, and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian, and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas, crude oil products, and precious metals.

62	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2016				2015
	High	Low	As at	Average	High	Low	As at	Average
Interest rate risk	$4.4	$1.2	$2.1	$2.2	$3.3	$0.9	$1.6	$1.5
Credit spread risk	7.0	1.7	2.5	3.4	4.6	1.7	2.3	2.8
Equity risk	6.0	1.4	4.2	2.9	6.3	1.3	2.0	2.3
Foreign exchange risk	5.0	0.7	1.8	1.8	2.5	0.4	1.3	0.9
Commodity risk	5.6	1.0	2.9	1.9	3.0	0.6	1.5	1.6
Debt specific risk	2.1	0.8	1.1	1.3	3.0	1.1	1.7	2.0
Diversification effect (1)	n/m	n/m	(9.0)	(7.7)	n/m	n/m	(7.0)	(7.1)
Total VaR (one-day measure)	$9.9	$3.1	$5.6	$5.8	$7.3	$2.7	$3.4	$4.0

(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average total VaR for the year ended October 31, 2016 was up $1.8 million from the prior year. The increase was driven by an increase in foreign exchange, interest rate, credit spread, equity and commodity risks, partially offset by a decrease in debt specific risk.

Stressed VaR

The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio since December 2006. Our current stressed VaR period is from July 8, 2008 to July 6, 2009.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2016				2015
	High	Low	As at	Average	High	Low	As at	Average
Interest rate risk	$21.5	$5.2	$11.7	$9.4	$15.9	$2.5	$9.3	$6.7
Credit spread risk	14.9	8.0	11.4	11.2	19.0	9.3	10.9	13.5
Equity risk	5.0	0.9	2.7	2.0	16.8	1.1	4.2	2.4
Foreign exchange risk	13.1	0.5	1.1	2.8	11.0	0.6	3.4	3.8
Commodity risk	8.9	1.5	3.1	3.2	10.1	1.1	2.1	4.0
Debt specific risk	4.5	1.9	2.6	2.9	5.3	2.0	2.5	3.7
Diversification effect (1)	n/m	n/m	(25.8)	(22.0)	n/m	n/m	(20.8)	(20.8)
Stressed total VaR (one-day measure)	$16.1	$4.9	$6.8	$9.5	$27.4	$8.7	$11.6	$13.3

(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average stressed total VaR for the year ended October 31, 2016 was down $3.8 million from the prior year. The decrease was driven by a reduction in our credit spread, foreign exchange, commodity, debt specific and equity risks, partially offset by an increase in interest rate risk.

Incremental risk charge

IRC is a measure of default and migration risk for debt securities held in the trading portfolios. Our IRC methodology is a statistical technique that measures the risk of issuer migration and default over a period of one year by simulating changes in issuer credit rating. Validation of the model included testing of the liquidity horizon, recovery rate, correlation, and PD and migration.

IRC – trading portfolio

$ millions, as at or for the year ended October 31				2016				2015
	High	Low	As at	Average	High	Low	As at	Average

Default risk	$102.5	$42.2	$72.0	$64.6	$156.6	$63.4	$64.2	$94.6
Migration risk	80.3	21.1	57.9	32.8	50.9	26.4	27.3	40.3
IRC (one-year measure)	$137.1	$73.0	$129.9	$97.4	$202.4	$91.5	$91.5	$134.9

Average IRC for the year ended October 31, 2016 was down $37.5 million from the prior year due to the changes in the composition of fixed income instruments in the trading portfolio.

Back-testing

To determine the reliability of the trading VaR model, outcomes are monitored regularly through a back-testing process to test the validity of the assumptions and the parameters used in the trading VaR calculation. The back-testing process includes calculating a hypothetical or static profit and loss and comparing that result with calculated VaR. Static profit and loss represents the change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The back-testing process is conducted on a daily basis at the consolidated CIBC level. Back-testing is also performed for business lines and individual portfolios.

Static profit and loss and trading losses in excess of the one-day VaR are investigated. The back-testing process, including the investigation of results, is performed by risk professionals who are independent of those responsible for development of the model.

Internal Audit also reviews our models, validation processes, and results of our back-testing. Based on our back-testing results, we are able to ensure that our VaR model continues to appropriately measure risk.

During the year, there were two negative back-testing breaches of the total VaR measure, in line with statistical expectations.

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Management’s discussion and analysis

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the charts below excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

During the year, trading revenue (TEB) was positive for 99.6% of the days. The largest gain of $22.4 million occurred on August 4, 2016. It was attributable to a large client transaction within the commodities business. The largest loss of $0.3 million occurred on October 26, 2016, driven by movement in commodity prices. Average daily trading revenue (TEB) was $5.4 million during the year, and the average daily TEB was $1.9 million.

Frequency distribution of daily 2016 trading revenue (TEB)

The histogram below presents the frequency distribution of daily trading revenue (TEB) for 2016.

Trading revenue (TEB) versus VaR

The trading revenue (TEB) versus VaR graph below shows the current year’s daily trading revenue (TEB) against the close of business day VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

Stress testing and scenario analysis

Stress testing and scenario analyses are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.

Our stress testing and scenario analyses measure the effect on portfolio values of a wide range of extreme moves in market risk factors. The methodology is a one-month stress test scenario and assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one month. Scenarios are developed using historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders, and risk managers.

Among the historical scenarios are the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following the 2008 market crisis. The hypothetical scenarios include potential market crises originating in North America and Asia. During 2016, we introduced a Canadian market crisis scenario, which considers the implications of a Canadian real estate market crash or general Canadian crisis. We also introduced new scenarios aiming to quantify market impact surrounding the U.K. referendum on E.U. membership (Brexit “Leave” and “Remain”), and a U.S. protectionism scenario, which looks at the market impact of U.S. policy following the recent election.

Below are our core stress test scenarios which we run daily to add insight into potential exposure levels under stress. Stress testing scenarios are periodically reviewed and amended as necessary to ensure they remain relevant.

Under stress test scenarios limit monitoring, limits are placed on the maximum acceptable loss for the aggregate portfolio, at the detailed portfolio level, and at specific asset class types.

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Management’s discussion and analysis

Stress scenario list

1. Subprime crisis and Lehman collapse – 2008	5. U.S. sovereign debt default and downgrade	9. Brexit “Remain”
2. U.S. Fed tightening – 1994	6. Chinese hard landing	10. U.S. protectionism
3. Russian debt crisis – 1998	7. Canada market crisis
4. Tech bubble burst – 2000	8. Brexit “Leave”

Average stress testing results for 2016 and 2015 for each of the 10 scenarios noted above from our trading positions are provided in the chart below:

Non-exchange traded commodity derivatives

In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.

The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2016	Positive	Negative	Net
Maturity less than 1 year	$336	$365	$(29)
Maturity 1 – 3 years	605	326	279
Maturity 4 – 5 years	70	114	(44)
Maturity in excess of 5 years	386	30	356
	$1,397	$835	$562

Non-trading activities

Interest rate risk

Non-trading interest rate risk, which includes structural interest rate risk, consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, futures and options, are used to manage these risks.

The Board has oversight of the management of non-trading market risk, sets the market risk appetite and annually approves the market risk limits. GALCO and the Asset and Liability Management Committee regularly review structural market risk positions and provide senior management oversight.

In addition to Board-approved limits on earnings and economic value exposure, more granular management limits are in place to guide day-to-day management of this risk. The ALM group within Treasury is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight and compliance with non-trading market risk policy provided by Capital Markets Risk Management.

ALM activities are designed to manage the effects of potential interest rate movements while balancing the cost of any hedging activities on the current net revenue. The net income sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month after-tax net income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero.

Our total non-trading interest rate risk exposure, as at October 31, 2016, is included in Note 17 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk. The interest rate position reported in Note 17 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and early withdrawals, of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates.

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Management’s discussion and analysis

Interest rate sensitivity - non-trading (after-tax)

$ millions, as at October 31			2016			2015
	CAD	USD	Other	CAD	USD	Other
100 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$88	$11	$10	$83	$(5)	$–
Increase (decrease) in present value of shareholders’ equity	(176)	(79)	(6)	(87)	(128)	(27)
100 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(153)	$(14)	$(12)	$(154)	$(8)	$–
Increase (decrease) in present value of shareholders’ equity	75	69	3	(39)	92	26
200 basis point increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$145	$25	$24	$154	$(9)	$1
Increase (decrease) in present value of shareholders’ equity	(392)	(137)	(6)	(188)	(256)	(54)
200 basis point decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	$(327)	$(8)	$(22)	$(244)	$(13)	$–
Increase (decrease) in present value of shareholders’ equity	(78)	90	8	(279)	103	45

Foreign exchange risk

Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our net investment in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in matching currencies. We actively manage this position to ensure that the potential impact on our capital ratios is in accordance with the policy approved by the RMC, while giving consideration to the impact on earnings and shareholders’ equity.

Structural foreign exchange risk is managed by Treasury under the guidance of GALCO. Compliance with trading and non-trading market risk policy, as well as market risk limits, is monitored daily by Capital Markets Risk Management.

A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2016 by approximately $84 million (2015: $47 million) on an after-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of income.

We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to a gain of $23 million (2015: $21 million) on an after-tax basis. This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.

Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 12 and 13 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis or recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of other comprehensive income. This income volatility may not be representative of the overall risk.

Equity risk

Non-trading equity risk arises primarily in our strategy and corporate development activities and our merchant banking activities. The investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities:

$ millions, as at October 31		Amortized cost	Fair value
2016	AFS securities	$221	$374
	Equity-accounted investments in associates (1)	386	421
		$607	$795
2015	AFS securities	$273	$446
	Equity-accounted investments in associates (1)	1,504	1,815
		$1,777	$2,261
(1)	Excludes our equity-accounted joint ventures. See Note 26 to the consolidated financial statements for further details.

Pension risk

A number of defined benefit pension plans are operated globally. As at October 31, 2016, our consolidated defined benefit pension plans were in a net funded status surplus position of $22 million, compared with $445 million as at October 31, 2015. The change in the net funded status position of our pension plans is disclosed in Note 19 to the consolidated financial statements.

The MRCC has been delegated fiduciary responsibility from the Board for pension plans. Pension market risk arises primarily from movements in interest rates, credit spreads, and equity prices.

Our Canadian pension plans represent approximately 90% of our pension plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan). The estimated impact on our Canadian defined benefit obligations of a 100 bps change in the discount rate is disclosed in Note 19 to the consolidated financial statements.

The MRCC is responsible for sound governance and oversight, and delegates management authority to the Pension Benefits Management Committee (PBMC). An appropriate investment strategy for the CIBC Pension Plan is set through a Statement of Investment Objectives, Policies and Procedures.

Treasury’s Pension Investment Management department ensures that the governance, management and operational frameworks of our pension plans align with desired risk profiles.

The use of derivatives is permitted within the CIBC Pension Plan, in accordance with the derivatives policy that was approved by the PBMC, and the MRCC of the Board, to manage risk at the discretion of the Pension Investment Committee, a sub-committee of the PBMC. Risk reduction and mitigation strategies may include hedging of interest rate, currency, credit spread and/or equity risks. The derivatives policy also permits the use of derivatives to enhance plan returns.

The CIBC Pension Plan manages its foreign currency exposure through an overlay strategy. The fair value of derivatives used for the purposes of currency overlay is disclosed in Note 19 to the consolidated financial statements.

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Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

CIBC possesses a comprehensive liquidity management framework that supports our business strategy, aligns with our risk appetite and limits established within the liquidity risk management policy, and adheres to regulatory expectations. The liquidity risk management policy requires we maintain sufficient liquid assets and diversified funding sources to consistently fund our balance sheet, commitments and contingent obligations, in order to maintain the strength of our enterprise under both normal and stressed conditions.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan (CFP).

Liquidity risk is managed using the three lines of defence model, with the ongoing management of liquidity risk the responsibility of the Treasurer, supported by guidance from GALCO.

The Treasurer is responsible for managing the activities and processes required for measurement, reporting and monitoring of CIBC’s liquidity risk position – this is the first line of defence.

The Liquidity and Non-Trading Market Risk group within the Capital Markets Risk Management group provides independent oversight, including the measurement, monitoring and control of liquidity risk, as the second line of defence.

Internal Audit provides the third line of defence, with independent assessment of the design and operating effectiveness of liquidity risk management controls, processes and systems.

The GALCO governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics such as the Liquidity Horizon, are regularly reviewed and aligned with our operating regulatory requirements. The Liquidity Risk Management Committee is responsible for supporting GALCO to ensure that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.

The RMC approves CIBC’s liquidity risk management policy, CFP, and recommends liquidity risk tolerance to the Board through the risk appetite statement.

Policies

Our liquidity risk management policy requires a sufficient amount of available unencumbered liquid assets to meet anticipated liquidity needs in both normal and stressed conditions for a minimum time period as measured by CIBC’s Liquidity Horizon. CIBC subsidiaries possessing unique liquidity characteristics, due to distinct business or jurisdictional requirements, maintain local liquidity policies in alignment with CIBC’s liquidity risk management policy.

CIBC’s pledging policy sets out consolidated aggregate pledge limits for both financial and non-financial assets. Pledged assets are considered encumbered and therefore unavailable for liquidity purposes.

We maintain a detailed global CFP that clearly sets out the strategies for addressing liquidity shortfalls in emergency and unexpected situations, and delineates the requirements necessary to manage a range of stress conditions, establishes clear lines of responsibility and invocation, articulates implementation and escalation procedures, and is aligned to CIBC’s risk appetite. In order to reflect CIBC’s organizational complexity, regional and subsidiary CFPs are maintained to respond to liquidity stresses unique to the jurisdictions within which CIBC operates, and support CIBC as an enterprise.

Process and control

Measurement and management of liquidity risk is performed regionally and centralized in Treasury. Contractual and behavioural on- and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels to be maintained throughout the policy-prescribed time horizon.

The role of the Liquidity and Non-Trading Market Risk group includes global accountability for the liquidity risk management of all CIBC legal entities and consolidated global exposure. They are responsible for ensuring that all liquidity risks incurred by CIBC are properly identified, analyzed, quantified and in alignment with CIBC’s risk appetite.

The RMC is regularly informed of current and prospective liquidity conditions and ongoing enhancement of monitoring and measurement tools.

Risk measurement

Our liquidity risk tolerance is defined by our risk appetite statement, which is approved annually by the Board, and forms the basis for the delegation of liquidity risk authority to senior management. We use both external regulatory-driven and internal liquidity risk metrics to measure our liquidity risk exposure. Internally, our liquidity position is measured using the Liquidity Horizon. The Liquidity Horizon measures the future point in time when projected cumulative cash outflows exceed cash inflows under a predefined liquidity stress scenario. Expected and potential anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with established limits. Contractual and behavioural on- and off-balance sheet cash flows under normal and stressed conditions are modeled and used to determine liquidity levels against the prescribed management target.

Our liquidity measurement system provides liquidity risk exposure reports that include the calculation of the Liquidity Horizon and regulatory reporting such as the LCR and Net Cumulative Cash Flow (NCCF). Our liquidity management framework also incorporates the monitoring of our unsecured wholesale funding position and funding capacity.

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Management’s discussion and analysis

Risk appetite

CIBC’s risk appetite statement ensures prudent management of liquidity risk by outlining qualitative considerations and quantitative metrics. These include the LCR, and a minimum Liquidity Horizon that contemplates a severe combined CIBC-specific and market-wide stress scenario. Quantitative metrics are measured and managed to a set of GALCO-approved management limits, which are more stringent than the limits established by the RMC.

Stress testing

A key component of our liquidity risk management, and complementing our assessments of liquidity risk exposure, is liquidity risk stress testing. Liquidity stress testing involves the application of name-specific and market-wide stress scenarios at multiple levels of severity to assess the amount of available liquidity required to satisfy anticipated obligations as they come due. The scenarios model potential liquidity and funding requirements in the event of unsecured wholesale funding and deposit run-off, and expected contingent liquidity utilization, as well as liquid asset marketability. Results from stress testing are also incorporated as input into the CFP review process.

Stress scenario assumptions are subject to periodic review, at least annually, by the RMC.

Liquid and encumbered assets

Available liquid assets include cash, high quality marketable securities and other assets that can be used to access funding in a timely fashion. Encumbered assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Unencumbered assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at October 31							2016	2015
	Gross liquid assets				Encumbered liquid assets (1)		Unencumbered liquid assets
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets
Cash and due from banks	$14,165	(2)	$–		$500	$–	$13,665	$18,177
Securities	86,479	(3)	73,724	(4)	23,690	45,135	91,378	82,872
National Housing Act mortgage-backed securities	47,219	(5)	–		20,996	–	26,223	32,440
Mortgages	14,227	(6)	–		14,227	–	–	–
Credit cards	4,245	(7)	–		4,245	–	–	–
Other assets	6,608	(8)	–		6,022	–	586	427
	$172,943		$73,724		$69,680	$45,135	$131,852	$133,916

(1)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(2)	Includes cash, non-interest-bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(3)	Includes trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $944 million (2015: $1,116 million).
(4)	Includes $5,433 million (2015: $3,245 million) of cash collateral received on securities borrowed, $28,377 million (2015: $30,089 million) of securities purchased under resale agreements, $38,657 million (2015: $32,169 million) of securities borrowed against securities lent, and $1,257 (2015: $1,058 million) of securities received for derivative collateral.
(5)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond Programme, and securitized mortgages that were not transferred to external parties. These are reported in Loans on our consolidated balance sheet.
(6)	Includes mortgages in the Covered Bond Programme.
(7)	Includes assets held in consolidated trusts supporting funding liabilities.
(8)	Includes $6,022 million (2015: $5,460 million) of cash pledged for derivative collateral and $586 million (2015: $427 million) of gold and silver certificates.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and significant subsidiaries:

$ millions, as at October 31	2016	2015
CIBC (parent)	$96,027	$100,698
CIBC World Markets Inc. (1)	18,387	16,005
Other subsidiaries	17,438	17,213
	$131,852	$133,916

(1)	Includes CIBC World Markets Inc. and CIBC World Markets Corp.

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets decreased by $2.1 billion or 2% from October 31, 2015, as a result of multiple drivers that are a part of our ongoing business operations and strategies.

Furthermore, CIBC maintains access eligibility to the Bank of Canada Emergency Lending Assistance (ELA) program and the Federal Reserve Bank’s Discount Window.

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Management’s discussion and analysis

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and other collateral management purposes. For additional details, see Note 22 to the consolidated financial statements.

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at October 31		CIBC owned assets	Third-party assets	Total assets	Pledged as collateral	Other	Available as collateral	Other
2016	Cash and deposits with banks	$ 14,165	$–	$14,165	$11	$489	$13,665	$–
	Securities	87,423	–	87,423	23,690	–	62,789	944
	Securities borrowed or purchased under resale agreements	–	33,810	33,810	22,514	–	11,296	–
	Loans, net of allowance	307,417	–	307,417	39,468	26	26,223	241,700
	Other
	Derivative instruments	27,762	–	27,762	–	–	–	27,762
	Customers’ liability under acceptances	12,364	–	12,364	–	–	–	12,364
	Land, building and equipment	1,898	–	1,898	–	–	–	1,898
	Goodwill	1,539	–	1,539	–	–	–	1,539
	Software and other intangible assets	1,410	–	1,410	–	–	–	1,410
	Investments in equity-accounted associates and joint ventures	766	–	766	–	–	–	766
	Other assets	12,803	–	12,803	6,022	–	586	6,195
		$ 467,547	$33,810	$501,357	$91,705	$515	$114,559	$294,578
2015	Cash and deposits with banks	$ 18,637	$–	$18,637	$16	$444	$18,177	$–
	Securities	74,982	–	74,982	24,603	–	49,263	1,116
	Securities borrowed or purchased under resale agreements	–	33,334	33,334	16,748	–	16,586	–
	Loans, net of allowance	281,185	–	281,185	39,858	76	32,440	208,811
	Other
	Derivative instruments	26,342	–	26,342	–	–	–	26,342
	Customers’ liability under acceptances	9,796	–	9,796	–	–	–	9,796
	Land, building and equipment	1,897	–	1,897	–	–	–	1,897
	Goodwill	1,526	–	1,526	–	–	–	1,526
	Software and other intangible assets	1,197	–	1,197	–	–	–	1,197
	Investments in equity-accounted associates and joint ventures	1,847	–	1,847	–	–	–	1,847
	Other assets	12,566	–	12,566	5,460	–	427	6,679
		$429,975	$33,334	$463,309	$86,685	$520	$116,893	$259,211

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have separate regulatory capital and liquidity requirements, as established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guidelines, CIBC reports the LCR to OSFI on a monthly basis. The ratio is calculated as follows:

Total High Quality Liquid Assets (HQLA)	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and non-HQLA marketable assets.

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Management’s discussion and analysis

The LCR is disclosed using a standard OSFI-prescribed disclosure template and is calculated based on a simple average of the three month end positions within the quarter. Beginning in the first quarter of 2017, the LCR will be calculated based on the average of daily positions.

$ millions, average of the three months ended October 31, 2016		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$106,348
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$130,956	8,565
3	Stable deposits	64,723	1,942
4	Less stable deposits	66,233	6,623
5	Unsecured wholesale funding, of which:	117,460	68,146
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	35,013	8,632
7	Non-operational deposits (all counterparties)	56,992	34,059
8	Unsecured debt	25,455	25,455
9	Secured wholesale funding	n/a	3,907
10	Additional requirements, of which:	65,413	17,881
11	Outflows related to derivative exposures and other collateral requirements	10,158	6,499
12	Outflows related to loss of funding on debt products	1,870	1,870
13	Credit and liquidity facilities	53,385	9,512
14	Other contractual funding obligations	3,798	3,798
15	Other contingent funding obligations	239,161	4,203
16	Total cash outflows	n/a	106,500
Cash inflows
17	Secured lending (e.g. reverse repos)	50,965	10,840
18	Inflows from fully performing exposures	13,767	7,295
19	Other cash inflows	2,560	2,560
20	Total cash inflows	$67,292	$20,695
			Total adjusted value
21	Total HQLA	n/a	$106,348
22	Total net cash outflows	n/a	$85,805
23	LCR	n/a	124%
$ millions, average of the three months ended July 31, 2016			Total adjusted value
21	Total HQLA	n/a	$96,992
22	Total net cash outflows	n/a	$80,872
23	LCR	n/a	120%

(1)	Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.
(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at October 31, 2016 increased to 124% from 120% as at July 31, 2016, primarily due to increases in deposits and eligible liquid assets, partially offset by growth in lending. Multiple other factors that are part of normal business operations also impact the LCR.

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and environmental considerations affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC’s Treasury function, in conjunction with CIBC’s SBUs and other functional and support groups.

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund the balance sheet with deposits primarily raised from Retail and Business Banking channels. Personal deposits accounted for $148.1 billion as at October 31, 2016 (2015: $137.4 billion). CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt. CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

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Management’s discussion and analysis

The following table provides the contractual maturities at carrying values of CIBC’s wholesale funding sources:

$ millions, as at October 31, 2016	Less than 1 month	1 – 3 months	3 – 6 months	6 – 12 months	Less than 1 year total	1 – 2 years	Over 2 years	Total
Deposits from banks	$2,517	$103	$339	$146	$3,105	$–	$–	$3,105
Certificates of deposit and commercial paper	5,964	12,790	16,597	8,058	43,409	751	–	44,160
Bearer deposit notes and bankers’ acceptances	1,970	1,378	3,099	1,231	7,678	–	–	7,678
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	2,250	677	6,403	8,860	18,190	9,559	9,969	37,718
Senior unsecured structured notes	–	–	–	–	–	478	–	478
Covered bonds/asset-backed securities
Mortgage securitization	–	685	512	1,450	2,647	3,438	14,927	21,012
Covered bonds	–	510	–	687	1,197	2,325	10,705	14,227
Cards securitization	–	1,837	–	603	2,440	1,006	799	4,245
Subordinated liabilities	–	–	–	–	–	39	3,327	3,366
Other	–	–	–	–	–	–	–	–
	$12,701	$17,980	$26,950	$21,035	$78,666	$17,596	$39,727	$135,989
Of which:
Secured	$–	$3,032	$512	$2,740	$6,284	$6,769	$26,431	$39,484
Unsecured	12,701	14,948	26,438	18,295	72,382	10,827	13,296	96,505
	$12,701	$17,980	$26,950	$21,035	$78,666	$17,596	$39,727	$135,989
October 31, 2015	$15,361	$23,429	$17,787	$20,601	$77,178	$18,977	$37,237	$133,392

CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at October 31	2016		2015
CAD	$60.4	44%	$61.5	46%
USD	56.6	42	60.1	45
Other	19.0	14	11.8	9
	$136.0	100%	$133.4	100%

Our funding volumes increased relative to 2015 in response to CIBC’s business and liquidity strategies. We do not anticipate any events, commitments or demands that will materially impact our ability to raise funds through deposits or wholesale funding.

Funding plan

Our three-year funding plan is updated at least quarterly, or in response to material changes in underlying assumptions. The plan incorporates projected asset and liability growth from our ongoing operations, and the output from our liquidity position forecasting.

Credit ratings

CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position and liquidity positioning.

Our credit ratings are summarized in the following table:

	Short-term debt		Senior debt		Subordinated indebtedness		Subordinated indebtedness – NVCC (1)		Preferred Shares – NVCC (1)
As at October 31	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	Outlook
DBRS	R-1(H)	R-1(H)	AA	AA	AA(L)	AA(L)	A(L)	A(L)	Pfd-2	Pfd-2	Negative	(2)
Fitch	F1+	F1+	AA-	AA-	A+	A+	A+	A+	n/a	n/a	Stable
Moody’s	P-1	P-1	Aa3	Aa3	A3	A3	Baa1	Baa1	Baa2	Baa2	Negative	(3)
S&P	A-1	A-1	A+	A+	BBB+	BBB+	BBB	BBB	P-3(H)	P-3(H)	Stable

(1)	Comprises instruments which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
(2)	Negative outlook applies to short-term debt, senior debt, and subordinated indebtedness ratings.
(3)	Negative outlook only applies to senior debt rating.
n/a	Not available.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at October 31	2016	2015
One-notch downgrade	$–	$0.1
Two-notch downgrade	0.2	0.2
Three-notch downgrade	0.4	0.5

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Management’s discussion and analysis

Other regulatory liquidity standards

In May 2014, OSFI published the final LAR guideline, which was driven by the BCBS’ global liquidity requirements, and includes the LCR, net stable funding ratio (NSFR) and other additional liquidity monitoring tools. It is further supplemented by the OSFI-designed supervisory tool known as the NCCF metric. OSFI will use the LAR and associated metrics to assess individual banks’ liquidity adequacy.

On October 31, 2014, the BCBS published its final NSFR guideline, which will become effective January 1, 2018. In August 2016, OSFI provided its draft NSFR guideline and is engaging in directed and public consultations prior to issuance of its final NSFR reporting application and related disclosure requirements.

Consistent with the requirements above, we submit LCR and NCCF reports to OSFI on a monthly basis and the NSFR report on a quarterly basis. We provide the LCR and NSFR reports to the BCBS twice annually.

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modeling a behavioural balance sheet.

$ millions, as at October 31, 2016	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$3,500	$–	$–	$–	$–	$–	$–	$–	$–	$3,500
Interest-bearing deposits with banks	10,665	–	–	–	–	–	–	–	–	10,665
Securities	2,206	1,820	1,511	2,415	2,876	7,244	18,559	14,801	35,991	87,423
Cash collateral on securities borrowed	5,433	–	–	–	–	–	–	–	–	5,433
Securities purchased under resale agreements	13,262	8,158	3,787	151	–	3,019	–	–	–	28,377
Loans
Residential mortgages	1,403	3,020	7,517	8,680	8,105	39,213	111,625	7,338	397	187,298
Personal	651	523	962	1,091	838	141	450	2,308	31,077	38,041
Credit card	259	518	777	777	777	3,108	6,116	–	–	12,332
Business and government	5,296	3,485	2,346	2,676	3,269	10,962	21,960	13,134	8,309	71,437
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,691)	(1,691)
Derivative instruments	2,306	2,699	1,009	988	684	3,084	6,068	10,924	–	27,762
Customers’ liability under acceptances	10,973	1,344	41	5	1	–	–	–	–	12,364
Other assets	–	–	–	–	–	–	–	–	18,416	18,416
	$55,954	$21,567	$17,950	$16,783	$16,550	$66,771	$164,778	$48,505	$92,499	$501,357
October 31, 2015	$54,058	$22,927	$21,064	$22,485	$16,347	$49,380	$141,529	$47,362	$88,157	$463,309
Liabilities
Deposits (1)	$23,437	$28,771	$40,090	$20,053	$21,004	$27,807	$41,316	$7,500	$185,669	$395,647
Obligations related to securities sold short	10,338	–	–	–	–	–	–	–	–	10,338
Cash collateral on securities lent	2,518	–	–	–	–	–	–	–	–	2,518
Obligations related to securities sold under repurchase agreements	10,935	759	–	–	–	–	–	–	–	11,694
Derivative instruments	1,676	2,415	830	1,042	2,030	4,001	6,607	10,206	–	28,807
Acceptances	11,004	1,344	41	5	1	–	–	–	–	12,395
Other liabilities	–	–	–	–	–	–	–	–	12,919	12,919
Subordinated indebtedness	–	–	–	–	–	39	–	3,327	–	3,366
Equity	–	–	–	–	–	–	–	–	23,673	23,673
	$59,908	$33,289	$40,961	$21,100	$23,035	$31,847	$47,923	$21,033	$222,261	$501,357
October 31, 2015	$60,305	$34,090	$27,455	$26,453	$15,499	$30,998	$47,403	$18,902	$202,204	$463,309

(1)	Comprises $148.1 billion (2015: $137.4 billion) of personal deposits of which $143.3 billion (2015: $132.7 billion) are in Canada and $4.8 billion (2015: $4.7 billion) are in other countries; $229.7 billion (2015: $218.5 billion) of business and government deposits and secured borrowings of which $171.9 billion (2015: $158.9 billion) are in Canada and $57.8 billion (2015: $59.6 billion) are in other countries; and $17.8 billion (2015: $10.8 billion) of bank deposits of which $6.8 billion (2015: $4.0 billion) are in Canada and $11.0 billion (2015: $6.8 billion) are in other countries.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

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Management’s discussion and analysis

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at October 31, 2016	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$26,229	$6,102	$6,326	$–	$–	$–	$–	$–	$–	$38,657
Unutilized credit commitments	468	6,315	715	1,430	1,937	6,459	34,434	1,134	133,514	186,406
Backstop liquidity facilities	15	7,577	316	678	10	233	–	13	–	8,842
Standby and performance letters of credit	1,872	2,961	2,132	2,368	1,483	351	964	246	–	12,377
Documentary and commercial letters of credit	36	84	26	8	53	6	4	–	–	217
Other	282	–	–	–	–	–	–	–	–	282
	$28,902	$23,039	$9,515	$4,484	$3,483	$7,049	$35,402	$1,393	$133,514	$246,781
October 31, 2015	$25,115	$19,910	$5,597	$4,322	$3,748	$8,912	$32,321	$1,560	$124,034	$225,519

(1)	Includes $105.0 billion (2015: $97.1 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $2.5 billion (2015: $1.4 billion) for cash because it is reported on the consolidated balance sheet.

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at October 31, 2016	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	Total
Operating leases	$36	$73	$108	$107	$106	$398	$861	$1,026	$2,715
Purchase obligations (1)	84	223	213	241	206	681	874	378	2,900
Pension contributions (2)	15	29	44	44	44	–	–	–	176
Underwriting commitments	196	–	–	–	–	–	–	–	196
Investment commitments	–	–	–	4	–	1	12	128	145
	$331	$325	$365	$396	$356	$1,080	$1,747	$1,532	$6,132
October 31, 2015	$797	$284	$306	$336	$340	$1,093	$1,869	$1,669	$6,694

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

Strategic risk

Strategic risk is the risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment. For additional details on acquisition risk, see the “Top and emerging risks” section.

Oversight of strategic risk is the responsibility of the ExCo and the Board. At least annually, the CEO outlines the process and presents the strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Insurance risk

Insurance risk is the risk of a potential loss due to actual experience being different from that assumed in the design and pricing of an insurance product. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g. mortality, morbidity), policyholder behaviour (e.g. cancellation of coverage), or associated expenses.

Insurance contracts provide financial compensation to the beneficiary in the event of insured risk in exchange for premiums. We are exposed to insurance risk in our life insurance business and in our life reinsurance business within the respective subsidiaries.

Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, as well as independent Appointed Actuaries who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to countries.

Our risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk, which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

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Management’s discussion and analysis

Operational risk

Operational risk is the risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.

As part of the normal course of business, CIBC is exposed to operational risks in its business activities and external environment. Our comprehensive Operational Risk Management Framework, supported by policies, tools, systems and governance structure, is used to mitigate operational risks. We continuously monitor our operational risk profile to ensure we are operating within CIBC’s approved risk appetite.

Governance and management

Operational risk is managed through the three lines of defence model. Front line businesses form our first line of defence. Their primary responsibility is the day-to-day management of operational risk inherent in their products and activities.

The second line of defence includes Risk Management and other oversight functions, which are responsible for monitoring and providing independent oversight of operational risk matters in their respective risk types and for providing effective challenges to business lines’ operational risk assessments and mitigation activities.

Internal Audit, our third line of defence, assesses and provides an independent opinion on the design and operating effectiveness of CIBC’s management of operational risk and the strength of the internal control environment.

Global Operational Risk Management (GORM) oversees CIBC’s operational risk exposures. The Head of GORM chairs the Operational Risk and Control Committee (ORCC), a sub-committee of the Global Risk Committee (GRC), with representation from SBUs and functional groups. The ORCC is a management forum providing oversight of CIBC’s operational risk and internal control environment. Its Chair reports significant operational risk matters to the GRC and RMC of the Board.

Operational risk management approach

Information transparency, timely escalation, clear accountability and a robust internal control environment are the principles forming the basis of the Operational Risk Management Framework which supports and governs the processes of identifying, measuring, mitigating, monitoring, and reporting operational risks. We mitigate operational losses by consistently applying control-based approaches and employing risk-specific assessment tools. Regular review of our risk governance structure ensures clarity of, and ownership in, key risk areas.

Risk measurement

CIBC’s business lines regularly conduct reviews of operational risks inherent in their products, services or processes and assess ways to mitigate and manage them in alignment with CIBC’s risk appetite. These reviews include using business process maps, risk and control self-assessments, audit findings, operational risk scenarios, past internal and external loss events, key risk indicators trends and change initiative risk assessments to form a holistic operational risk profile for the business lines. Under the three lines of defence model, GORM and relevant oversight functions and experts independently challenge business lines’ risk assessments and mitigation actions.

Operational loss is one of the key operational risk metrics informing us of areas of heightened risk. We collect and analyze internal operational loss event data for themes and trends. The occurrence of a material or potential material loss triggers an investigation to determine the root causes of the incident and the effectiveness of existing mitigating controls, as well as the identification of any additional mitigating actions. Additionally, we monitor the external environment for emerging or potential risks to CIBC. The analysis of material operational risk events is performed by the first line of defence and the outputs of the analysis are subject to formal independent challenge by our second line of defence. The analysis of material operational risk events forms one component of our ongoing operational risk reporting to senior management and the Board. The current year included legal provisions related to certain matters, including those shown as an item of note. The legal provisions included a no-contest settlement agreement with the Ontario Securities Commission (OSC) in relation to a matter resulting in reimbursements to certain clients. See Note 23 to our consolidated financial statements for further details, and a description of our significant legal proceedings.

Business lines conduct change initiative risk assessment on risks inherent to the initiatives (for example, new product launches or major system changes). Identified risks and related mitigation actions are independently challenged by GORM and other oversight functions as the second lines of defence to ensure residual risks remain within the approved risk appetite.

We use both the AMA, a risk-sensitive method prescribed by the BCBS, and the Standardized Method to quantify our operational risk exposure in the form of operational risk regulatory capital. Our AMA model determines operational risk capital using historical loss data, projected loss data from our loss scenario analysis and the assessment of internal control risks impacting our business environment. Our AMA model was originally approved in 2008 and our second generation AMA model was developed in fiscal 2015. Our current AMA model, along with the standardized method, was approved for capital reporting commencing in fiscal 2016. The basic indicator or standardized approaches are also used as agreed with local regulators.

Under AMA, operational risk capital represents the “worst-case loss” within a 99.9% confidence level. The aggregate risk to CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions experience a worst-case loss in every loss category in the same year is extremely low. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.

Under AMA, the recognition of insurance as a risk mitigant may be considered in the measure of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

Back-testing

To ensure the AMA model is performing effectively and maintaining predictability, we back-test capital calculation results each quarter. The back-testing exercise assesses the model’s performance against internal loss data. The overall AMA methodology is also independently validated by the Model Validation group in Enterprise Risk Management to ensure that the applied assumptions are reasonable. The validation exercise includes modelling the relevant internal loss data using alternative methods and comparing the results to the model. Identified gaps are incorporated into the model.

74	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Risk mitigation

Our primary tool for mitigating operational risk exposure is a robust internal control environment. The internal Control Framework outlines key principles, structure and processes underpinning CIBC’s approach to managing risks through internal controls. Under the Framework, all key controls are subject to ongoing testing and review to ensure they effectively mitigate our operational risk exposures. In addition, our corporate insurance program affords extra protection from loss while our global business continuity management program ensures that under conditions of interruption or crisis, CIBC’s critical business functions could continue to operate and normal operations are restored in a highly effective and efficient manner.

Risk monitoring and reporting

Both forward-looking key risk indicators (KRIs) as well as backward-looking key performance indicators provide insight into CIBC’s risk exposure and are used to monitor the main drivers of exposure associated with key operational risks and their adherence to the operational risk appetite. KRIs assist in early detection of potential operational risk events by identifying unfavourable trends and highlighting controls that may not be functioning effectively. Business lines are required to identify and implement KRIs for material risk exposures on an ongoing basis. Escalation triggers are used to highlight risk exposures requiring additional attention from senior management and/or the Board. The second line of defence challenges the selection of KRIs and the appropriateness of thresholds.

Our risk monitoring processes support a transparent risk-reporting program, informing both senior management and the Board on our control environment, operational risks exposures, and mitigation strategies.

Technology, information and cyber security risk

We are also exposed to cyber threats and the associated financial, reputation and business interruption risks. For additional information on these risks and our mitigation strategies, see the “Top and emerging risks” section.

Reputation and legal risk

Our reputation and financial soundness are of fundamental importance to us and to our clients, shareholders and employees.

Reputation risk is the risk of negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is risk of financial loss arising from one or more of the following factors: (a) civil, criminal or regulatory enforcement proceedings against us; (b) our failure to correctly document, enforce or comply with contractual obligations; (c) failure to comply with our legal obligations to customers, investors, employees, counterparties or other stakeholders; (d) failure to take appropriate legal measures to protect our assets or security interests; or (e) vicarious misconduct by our employees or agents.

The RMC, together with the Reputation and Legal Risks Committee and GRC, provides oversight of the management of reputation and legal risks. The identification, consideration and prudent, proactive management of potential reputation and legal risks is a key responsibility of CIBC and all of our employees.

Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation through pro-active identification, measurement and management of potential reputation and legal risks. The policy is supplemented by business procedures for identifying and escalating transactions to the Reputation and Legal Risks Committee that could pose material reputation risk and/or legal risk.

Regulatory compliance risk

Regulatory compliance risk refers to the risk of regulatory sanctions arising from CIBC’s failure to comply with regulatory requirements that govern its activities.

Our regulatory compliance philosophy is to manage and mitigate regulatory compliance risk through the promotion of a strong risk and compliance culture within the parameters established by CIBC’s Risk Appetite Statement. The foundation of this approach is a comprehensive Regulatory Compliance Management (RCM) framework. The RCM framework, owned by the Chief Compliance Officer and approved by the RMC of the Board, maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the RCM framework. This department is independent of business management and reports regularly to the RMC of the Board.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients, that help protect the integrity of the capital markets, or that relate to money laundering and terrorist financing.

See the “Regulatory developments” section for further details.

Environmental risk

Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the RMC in 2015, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

The policy is addressed by an integrated Corporate Environmental Management Program that is under the overall management of the Environmental Risk Management (ERM) group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance, project-related corporate loans and related bridge loans are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which we adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project’s climate change program, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

The ERM group works closely with our main business units and functional and support groups to ensure that high standards of environmental responsibility are applied to the banking services that we provide to our clients, the relationships we have with our stakeholders, and to the way we manage our facilities. An executive-level Environmental Management Committee is in place to provide input on environmental strategy and oversight of CIBC’s environmental initiatives.

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Management’s discussion and analysis

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, certain secured borrowings, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are valued using valuation techniques based on Level 3 inputs, for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the consolidated financial statements.

$ millions, as at October 31			2016			2015
	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business	Total CIBC	Total CIBC (1)
Assets
Trading securities and loans	$496	$536	0.9%	$565	$611	1.2%
AFS securities	3	2,296	6.2	32	2,041	7.2
FVO securities	94	94	36.9	111	111	41.6
Derivative instruments	140	195	0.7	165	192	0.7
	$733	$3,121	2.6%	$873	$2,955	2.7%
Liabilities
Deposits and other liabilities (2)	$257	$506	13.9%	$280	$474	17.8%
Derivative instruments	197	274	1.0	244	297	1.0
	$454	$780	1.8%	$524	$771	1.9%

(1)	Represents the percentage of Level 3 assets and liabilities over total assets and liabilities for each reported category that are carried on the consolidated balance sheet at fair value.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those financial instruments that are carried at fair value on the consolidated balance sheet and those that are not.

In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses OIS curves as the discount rate in the valuation of collateralized derivatives and market cost of funding in the valuation of uncollateralized derivatives. The use of a market cost of funds curve reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

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The following table summarizes our valuation adjustments:

$ millions, as at October 31	2016	2015
Securities
Market risk	$2	$1
Derivatives
Market risk	85	68
Credit risk	112	99
Administration costs	5	6
Total valuation adjustments	$204	$174

Impairment of AFS securities

AFS securities include debt and equity securities.

AFS securities are measured at fair value, with the difference between the fair value and the amortized cost included in AOCI. Only equities that do not have a reliably measurable fair value are carried at cost. We have determined that all of our equity securities have reliable fair values.

AFS securities are subject to quarterly reviews to assess whether or not there is an impairment. The assessment of impairment depends on whether the instrument is debt or equity in nature. AFS debt securities are identified as impaired when there is objective observable evidence concerning the inability to collect the contractual principal or interest. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, deterioration in underlying asset quality, industry valuation levels for comparable entities, and any changes in market and economic outlook.

For AFS equity instruments, objective evidence of impairment exists if there has been a significant or prolonged decline in the fair value of the investment below its cost. In making the impairment assessment, we also consider whether there have been significant adverse changes in the technological, market, economic, or legal environments in which the issuer operates or if the issuer is experiencing significant financial difficulty.

Realized gains and losses on disposal and write-downs to reflect impairment in the value of AFS securities are recorded in the consolidated statement of income. Previously recognized impairment losses for debt securities (but not equity securities) are reversed if a subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized. Once an AFS equity security is impaired, all subsequent declines in fair value are charged directly to income.

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate PD and LGD parameters, which are used in the calculation of the portion of the collective allowance for current accounts. The PDs determined by this process that correspond to the risk levels in our retail portfolios are disclosed in “Exposures subject to AIRB approach” in the “Credit risk” section. For credit card loans, non-current residential mortgages, personal loans and certain small business loans, the historical loss experience enables CIBC to calculate flows to write off in our models that determine the collective allowance that pertain to these loans.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk-rating method and categories are disclosed in “Exposures subject to AIRB approach” in the “Credit risk” section. Historical loss experience is adjusted based on observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

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Management’s discussion and analysis

The collective allowance(1) of $1,201 million (2015: $1,084 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the PDs or loss severity across all portfolios would cause the collective allowance(1) to increase by approximately $120 million.

(1)	Relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; and (ii) personal loans and scored small business loans greater than 30 days delinquent.

Securitizations and structured entities

Securitization of our own assets

Under IFRS 10 “Consolidated Financial Statements”, judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee.

We sponsor several SEs that have purchased and securitized our own assets including Cards II Trust, Broadway Trust and Crisp Trust, which we consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IAS 39 “Financial Instruments: Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

In addition, we sell and derecognize commercial mortgages through a pass-through arrangement with a trust that securitizes these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee and do not consolidate the trust. We also sell certain U.S. commercial mortgages to third parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuous involvement after the transfer.

Securitization of third-party assets

We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entities indicate that there are changes to one or more of the three elements of control described above. Factors that trigger reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility that we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.

Asset impairment

Goodwill

As at October 31, 2016, we had goodwill of $1,539 million (2015: $1,526 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models which require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and price-earnings multiples. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to give rise to a deficiency which would result in an impairment charge.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations.

We performed our annual impairment test as of August 1, 2016 based on a five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2016. The forecast for CIBC FirstCaribbean used in our 2016 annual impairment test reflected the currently challenging, but improving, economic conditions which continue to persist in the Caribbean region, as well as an expected further recovery in those conditions during the forecast period.

As economic conditions in the Caribbean region remain challenging, we continue to closely monitor our investment. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in additional goodwill impairment charges in future periods. As at October 31, 2016, the carrying amount of goodwill relating to CIBC FirstCaribbean was $421 million (US$314 million).

Other intangible assets and long-lived assets

As at October 31, 2016, we had other intangible assets with an indefinite life of $142 million (2015: $142 million). Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis.

Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. An impairment test is required at least annually, or whenever there are indicators that these assets may be impaired.

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Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of the estimated fair value less cost to sell and value in use.

Determining the recoverable amount of intangible assets and long-lived assets is an area of judgment as we estimate the future cash flows expected to result from the use of the asset and, where appropriate, cash flows arising from the asset’s eventual disposition.

For additional details, see Note 8 to the consolidated financial statements.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations and will not reverse in the foreseeable future.

We are required to assess whether it is probable that our deferred tax assets will be realized prior to their expiration and, based on all the available evidence, determine if any portion of our deferred income tax assets should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecasts of future net income before income taxes, available tax planning strategies that could be implemented to realize the deferred tax assets, and the remaining expiration period of tax loss carryforwards. In addition, for deductible temporary differences arising from our investments in foreign operations, we must consider whether the temporary difference will reverse in the foreseeable future. Although realization is not assured, we believe, based on all of the available evidence, it is probable that the recognized deferred tax assets will be realized.

Income tax accounting impacts all of our reporting segments. For further details on our income taxes, see Note 20 to the consolidated financial statements.

Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the consolidated financial statements include all of CIBC’s accruals for legal matters as at October 31, 2016, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.4 billion as at October 31, 2016. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2016, consist of the significant legal matters disclosed in Note 23 to the consolidated financial statements. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

A description of significant ongoing matters to which CIBC is a party can be found in Note 23 to the consolidated financial statements.

Restructuring

During 2015, we recorded cumulative restructuring charges of $296 million in Corporate and Other. The charges primarily related to employee severance and included Program Clarity, a bank-wide priority focused on simplifying our bank. The charges also included restructuring costs related to CIBC FirstCaribbean, which included charges related to the sale by CIBC FirstCaribbean of its Belize banking operations.

In the fourth quarter of 2016 we recorded additional restructuring charges of $134 million as we continue to implement initiatives in support of Program Clarity.

As at October 31, 2016, the remaining provision relating to these restructuring charges was $256 million. While this amount represents our best estimate as at October 31, 2016 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will be settled and the amounts that will ultimately be paid, as this will largely depend upon individual facts and circumstances.

For further details on our restructuring provision, see Note 23 to the consolidated financial statements.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The long-term disability plan was closed to new claims effective June 1, 2004.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net

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defined benefit expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 and Note 1 to the consolidated financial statements.

Financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated indebtedness, and preferred shares.

We use these financial instruments for both trading and non-trading activities. Trading activities primarily include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 2 to the consolidated financial statements.

For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” section above.

Accounting developments

Transition to IFRS 9

IFRS 9 “Financial Instruments” (IFRS 9) replaces IAS 39 “Financial Instruments: Recognition and Measurement” and is effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all the requirements of the standard. During 2015, OSFI issued a final advisory that requires D-SIBs to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than required by the International Accounting Standards Board (IASB). As a D-SIB, we will publish our first interim consolidated financial statements under IFRS 9 for the quarter ended January 31, 2018, except for the “own credit” provisions of IFRS 9, which we voluntarily early adopted as of November 1, 2014. IFRS 9 is required to be applied on a retrospective basis, with certain exceptions. As permitted, we will not re-state our prior period comparative consolidated financial statements when we adopt the requirements of the new standard. We will recognize an adjustment to our opening November 1, 2017 retained earnings and AOCI, to reflect the application of the new requirements at the adoption date.

The transition to IFRS 9 represents a significant initiative for CIBC, for which we have established a transition program that is supported by a formal governance structure with an enterprise view and a dedicated project team. The project’s Steering Committee is co-chaired by senior stakeholders from our Risk Management and Finance groups, and comprises individuals from the impacted SBUs as well as functional groups, such as Information Technology and Internal Audit. The Steering Committee is responsible for:

•	Ensuring the strategic alignment of IFRS 9 with CIBC’s overall strategies;
•	Ensuring key milestones are met;
•	Providing direction and guidance on a holistic basis; and
•	Reviewing and resolving key issues and risks.

To assist the Steering Committee in meeting its responsibilities, our transition program structure has three work streams that correspond to the three sections of the new financial instruments standard: (1) Classification and measurement of financial instruments; (2) Impairment; and (3) Hedge accounting. Each work stream comprises stakeholders from the impacted SBUs and functional groups, who are subject matter experts in the relevant policies, processes or technologies that are expected to be impacted by the transition.

Classification and measurement

The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as fair value through profit or loss (FVTPL). The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as conversion options and equity linked pay-outs, are measured at FVTPL. Subsequent measurement of instruments classified as FVTPL under IFRS 9 operates in a similar manner to trading under IAS 39.

For debt instrument financial assets that meet the SPPI test, classification at initial recognition will be determined based on the business model under which these instruments are managed. Debt instruments that are managed on a “held for trading” or “fair value” basis will be classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis will be classified as fair value through OCI (FV-OCI) for debt. Debt instruments that are managed on a “hold to collect” basis will be classified as amortized cost. Subsequent measurement of instruments classified at FV-OCI and amortized cost classifications under IFRS 9 operate in a similar manner to AFS for debt securities and loans and receivables, respectively, under existing IAS 39, except for the impairment provisions which are discussed below.

For those debt instrument financial assets that would otherwise be classified as FV-OCI or amortized cost, an irrevocable designation can be made at initial recognition to instead measure the debt instrument at FVTPL under the fair value option (FVO) if doing so eliminates or significantly reduces an accounting mismatch and if certain OSFI requirements are met.

All equity instrument financial assets are required to be classified at initial recognition as FVTPL unless an irrevocable designation is made to classify the instrument as FV-OCI for equities. Unlike AFS for equity securities under IAS 39, the FV-OCI for equities category results in all realized and unrealized gains and losses being recognized in OCI with no recycling to profit and loss. Only dividends continue to be recognized in profit and loss.

The classification and measurement of financial liabilities remain essentially unchanged from the current IAS 39 requirements, except that changes in fair value of FVO liabilities attributable to changes in own credit risk are to be presented in OCI, rather than profit and loss, which we early adopted as of November 1, 2014.

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Derivatives will continue to be measured at FVTPL under IFRS 9.

Impairment

The new impairment guidance sets out an expected credit loss (ECL) model applicable to all debt instrument financial assets classified as amortized cost or FV-OCI. In addition, the ECL model applies to loan commitments and financial guarantees that are not measured at FVTPL.

The application of the ECL methodology to non-impaired financial instruments requires entities to recognize 12 months of expected credit losses from the date the financial instrument is first recognized (stage 1 loans), and to recognize lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition (stage 2 loans). In assessing whether credit risk has increased significantly, entities are required to compare the risk of a default occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of initial recognition. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then entities shall revert to recognizing 12 months of expected credit losses. In contrast, under the incurred loss methodology inherent in IAS 39, allowances are provided for non-impaired loans for losses that are incurred but not yet identified, while impairment losses are generally only recognized for AFS debt securities when objective evidence of impairment has been identified.

The ECL model under IFRS 9 also requires that lifetime expected credit losses be recognized for financial assets that are assessed as credit-impaired (stage 3 loans), which for loans is similar to the requirements of IAS 39 to recognize impaired loans at their estimated realizable value. This occurs when one or more events have occurred after the initial recognition of the loan and the loss event or events have a detrimental impact on the estimated future cash flows of that loan.

For our business and government portfolios, the individually assessed allowances for impaired loans recognized under IAS 39 will generally be replaced by stage 3 allowances under IFRS 9, while the collective allowances for non-impaired loans will generally be replaced by either stage 1 or stage 2 allowances under IFRS 9. For our retail portfolios, the portion of our collective allowances that relate to impaired loans under IAS 39 will generally be replaced by stage 3 allowances, while the non-impaired portion of our collective allowances will generally be replaced by either stage 1 or stage 2 allowances under IFRS 9.

We are currently building the application of the ECL methodology for our impacted portfolios, which includes building the processes and systems to determine when a significant increase in credit risk of a financial asset has occurred, and to measure both 12-month and lifetime credit losses in a manner that incorporates forward-looking information. Our design takes into account that interpretations concerning the application of ECL continue to evolve.

For the majority of our retail portfolios, we will determine significant increase in credit risk based on the loan’s lifetime probability of default. For the majority of our business and government portfolios and FV-OCI debt securities, we will determine significant increase in credit risk based on our internal risk ratings. Both metrics will incorporate our assessment of the appropriate forward-looking macroeconomic factors.

We are currently building and testing the process to determine the forward-looking macroeconomic factors that will be used in our models. Our process will leverage our existing forecasting processes and will determine the forward-looking macroeconomic factors for multiple scenarios so that we can appropriately probability weight the expected losses we recognize on our balance sheet. The process will be overseen by a governance committee consisting of key internal stakeholders from Economics, Risk Management, and Finance.

Our design also leverages our data, systems and processes that are used to calculate Basel expected losses regulatory adjustments for the portion of our portfolios under the AIRB approach. Appropriate adjustments will be made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that considers forward-looking information. In addition, expected losses under IFRS 9 are for 12 months for stage 1 loans and lifetime for stage 2 and stage 3 loans, as compared with 12 months for AIRB portfolios under Basel. The negative impact from potential increases in our balance sheet allowances under IFRS 9 on CET1 capital could be partially mitigated by reductions in negative regulatory capital adjustments related to any shortfall of allowances to regulatory expected losses in the CET1 calculation. The main adjustments necessary to Basel risk parameters are explained in the table below:

	Regulatory Capital	IFRS 9
PD	Through-the-cycle PD represents long-run average PD throughout a full economic cycle	Point-in-time 12-month or lifetime PD based on current conditions and relevant forward-looking assumptions
LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors Discounted using the cost of capital	Expected LGD based on estimated LGD including impact of relevant forward-looking assumptions such as changes in collateral value Discounted using the original effective interest rate
EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance	Amortization and repayment of principal and interest from the balance sheet date to the default is captured
Other		Expected credit losses are discounted from the default date to the reporting date

In December 2015, the BCBS finalized “Guidance on credit risk and accounting for expected credit losses”, which sets out supervisory guidance for banks relating to sound credit risk practices associated with implementing and applying an expected credit loss accounting framework, which includes the methodology in IFRS 9. In June 2016, OSFI issued guidance on “IFRS 9 Financial Instruments and Disclosures”, which effectively requires the application of the BCBS guidance for Federally Regulated Entities. We are currently building and testing the application of the IFRS 9 ECL methodology to our impacted portfolios, which takes into account OSFI’s and the BCBS’ supervisory guidance.

In October 2016, the BCBS issued “Discussion Paper, Regulatory treatment of accounting provisions” for comment as it considers policy options for the longer-term regulatory treatment of accounting provisions given the change from an incurred loss to an expected credit loss accounting framework. The BCBS also issued “Consultative Document, Regulatory treatment of accounting provisions – interim approach and transitional arrangements”, which proposes to retain, for an interim period, the current regulatory treatment of accounting provisions under both the standardized and IRB approaches for credit risk. The consultative document also issues for commentary three potential approaches for transitional capital relief, if any relief is ultimately to be provided.

Hedge accounting

The IFRS 9 hedge accounting guidance is intended to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9, pending the completion of the IASB’s project on macro hedge accounting. As permitted, we have elected to not adopt the IFRS 9 hedge accounting requirements and instead will retain the IAS 39 hedge accounting requirements.

Future accounting policy changes

For details on other future accounting policy changes, see Note 32 to the consolidated financial statements.

CIBC 2016 ANNUAL REPORT	81

Management’s discussion and analysis

Regulatory developments

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry. These reforms impact every financial institution in the U.S. and many financial institutions that operate outside the U.S. Most aspects of the Dodd-Frank Act have become effective, while some portions are still subject to final rulemakings by U.S. government agencies, or the expiration of transition periods. CIBC is subject to a number of specific requirements, including, among other things: (i) mandatory clearing, trade reporting and registration of OTC derivative trading activities; (ii) heightened capital, liquidity and prudential standards, such as the enhanced prudential standards and early remediation requirements under Sections 165 and 166 of the Dodd-Frank Act; (iii) mandatory risk retention rules, which will become effective in December 2016, applicable to sponsors of asset-backed securities and securitizations; and (iv) restrictions on proprietary trading, private equity and hedge fund activities, commonly known as the Volcker Rule.

CIBC continues to devote the resources necessary to ensure that we implement the requirements in compliance with all applicable regulations under the Dodd-Frank Act. We continually monitor developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere. Although these reforms have increased our cost of regulatory compliance and have restricted our ability to engage in certain activities in the U.S. and elsewhere, we do not expect costs and restrictions associated with the new regulations to have a material impact on our financial results.

Automatic Exchange of Information – Organisation for Economic Co-operation and Development (OECD)

Under the initiative of the OECD, many countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (CRS). CRS was implemented in “early adopter” countries in January 2016, with other countries, including Canada agreeing to implementation in subsequent years, through the adoption of local legislation. Proposed legislation to implement the CRS in Canada was released by the Department of Finance on April 15, 2016. CIBC will meet all obligations imposed under the CRS, in accordance with local law, in all applicable jurisdictions in which it operates.

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the BCBS published “Principles for Effective Risk Data Aggregation and Risk Reporting”. The Principles outline the BCBS’ expectations to enhance risk data governance oversight and to improve risk data aggregation and reporting practices, thereby facilitating timely, consistent, and accurate decision making. It is expected that we will be subject to greater reporting scrutiny and may incur increased operating costs as a result of the Principles. We have an enterprise-wide Risk Data Aggregation initiative underway to be compliant with the Principles, which we expect to complete by the December 31, 2016 timeline, as required by OSFI.

For a discussion of other regulatory developments, see the “Taxes”, “Capital resources”, and “Management of risk” sections.

Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act (Canada). The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act (Canada).

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel(1), their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC. In addition, CIBC offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Details of our compensation of key management personnel(1) and our investments in equity-accounted associates and joint ventures are disclosed in Notes 25, 18, 19 and 26 to the consolidated financial statements.

(1)	Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors); and ExCo and certain named officers per the Bank Act (Canada) (collectively referred to as senior officers). Board members who are also ExCo members are included as senior officers.

Policy on the Scope of Services of the Shareholders’ Auditors

The “Policy on the Scope of Services of the Shareholders’ Auditors” sets out the parameters for the engagement of the shareholders’ auditors by CIBC that are consistent with applicable law, including the U.S. Sarbanes-Oxley Act of 2002 and SEC rules. The policy requires the Audit Committee’s pre-approval of all work performed by the shareholders’ auditors and prohibits CIBC from engaging the shareholders’ auditors for “prohibited” services. The Audit Committee is also accountable for the oversight of the work of the shareholders’ auditors and for an annual assessment of the engagement team’s qualifications, independence and performance. The Audit Committee is also responsible for conducting a periodic comprehensive review of the external auditor at least every five years. The Audit Committee’s oversight activities over the shareholders’ auditors are disclosed in our Management Proxy Circular.

82	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at October 31, 2016 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. CIBC’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC’s management has used the Internal Control – Integrated Framework that was published in 2013 by the COSO as the basis to evaluate the effectiveness of CIBC’s internal control over financial reporting.

As at October 31, 2016, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

Ernst & Young LLP, the external auditors, have audited the consolidated financial statements of CIBC for the year ended October 31, 2016, and have also issued a report on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States). This report is located on page 95 of this Annual Report.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2016 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC 2016 ANNUAL REPORT	83

Management’s discussion and analysis

Supplementary annual financial information

Average balance sheet, net interest income and margin

		Average balance			Interest			Average rate
	$ millions, for the year ended October 31	2016	2015	2014	2016	2015	2014	2016	2015	2014
	Domestic assets (1)
	Cash and deposits with banks	$2,186	$2,369	$2,210	$19	$16	$11	0.87%	0.68%	0.50%
Securities	Trading	42,563	43,061	45,051	1,273	1,248	1,248	2.99	2.90	2.77
	AFS	13,510	6,231	9,232	167	98	162	1.24	1.57	1.75
	FVO	60	58	48	3	4	4	5.00	6.90	8.33
	Securities borrowed or purchased under resale agreements	20,231	26,361	19,905	209	241	275	1.03	0.91	1.38
Loans	Residential mortgages	174,105	159,689	150,893	4,188	4,159	4,241	2.41	2.60	2.81
	Personal and credit card	47,537	46,234	45,289	3,260	3,224	3,183	6.86	6.97	7.03
	Business and government	40,812	36,343	30,839	1,346	1,244	1,171	3.30	3.42	3.80
	Total loans	262,454	242,266	227,021	8,794	8,627	8,595	3.35	3.56	3.79
	Other interest-bearing assets	1,067	578	443	8	10	10	0.75	1.73	2.26
	Derivative instruments	14,326	14,504	9,189	–	–	–	–	–	–
	Customers’ liability under acceptances	12,720	10,256	10,013	–	–	–	–	–	–
	Other non-interest-bearing assets	14,753	13,776	11,555	–	–	–	–	–	–
	Total domestic assets	383,870	359,460	334,667	10,473	10,244	10,305	2.73	2.85	3.08
	Foreign assets (1)
	Cash and deposits with banks	30,745	23,473	13,274	137	60	14	0.45	0.26	0.11
Securities	Trading	5,993	4,006	1,681	112	39	38	1.87	0.97	2.26
	AFS	20,883	12,809	13,921	216	129	175	1.03	1.01	1.26
	FVO	206	208	232	3	6	1	1.46	2.88	0.43
	Securities borrowed or purchased under resale agreements	19,386	11,407	10,469	120	69	45	0.62	0.60	0.43
Loans	Residential mortgages	2,426	2,324	2,146	131	132	124	5.40	5.68	5.78
	Personal and credit card	761	739	727	74	70	64	9.72	9.47	8.80
	Business and government	26,911	23,464	19,919	826	733	687	3.07	3.12	3.45
	Total loans	30,098	26,527	22,792	1,031	935	875	3.43	3.52	3.84
	Other interest-bearing assets	114	92	71	–	1	24	–	1.09	33.80
	Derivative instruments	14,669	13,812	10,874	–	–	–	–	–	–
	Other non-interest-bearing assets	3,176	3,530	3,500	–	–	–	–	–	–
	Total foreign assets	125,270	95,864	76,814	1,619	1,239	1,172	1.29	1.29	1.53
	Total assets	$509,140	$455,324	$411,481	$12,092	$11,483	$11,477	2.37%	2.52%	2.79%
	Domestic liabilities (1)
Deposits	Personal	$134,225	$125,982	$120,339	$858	$1,032	$1,129	0.64%	0.82%	0.94%
	Business and government	120,602	106,439	99,318	1,560	1,080	1,271	1.29	1.01	1.28
	Bank	2,246	1,548	847	9	7	4	0.40	0.45	0.47
	Secured borrowings	38,720	38,758	43,525	547	581	717	1.41	1.50	1.65
	Total deposits	295,793	272,727	264,029	2,974	2,700	3,121	1.01	0.99	1.18
	Derivative instruments	15,297	15,461	8,788	–	–	–	–	–	–
	Acceptances	12,719	10,256	10,013	–	–	–	–	–	–
	Obligations related to securities sold short	10,875	10,724	13,134	197	221	314	1.81	2.06	2.39
	Obligations related to securities lent or sold under repurchase agreements	8,575	9,743	8,191	96	90	109	1.12	0.92	1.33
	Other liabilities	10,494	9,459	8,670	3	10	10	0.03	0.11	0.12
	Subordinated indebtedness	2,912	4,138	3,974	133	179	176	4.57	4.33	4.43
	Total domestic liabilities	356,665	332,508	316,799	3,403	3,200	3,730	0.95	0.96	1.18
	Foreign liabilities (1)
Deposits	Personal	7,953	7,163	6,707	51	68	71	0.64	0.95	1.06
	Business and government	81,554	63,798	44,317	121	190	112	0.15	0.30	0.25
	Bank	13,771	10,519	6,995	69	31	31	0.50	0.29	0.44
	Secured borrowings	–	115	458	–	1	2	–	0.87	0.44
	Total deposits	103,278	81,595	58,477	241	290	216	0.23	0.36	0.37
	Derivative instruments	15,662	14,723	10,401	–	–	–	–	–	–
	Obligations related to securities sold short	351	721	585	2	9	13	0.57	1.25	2.22
	Obligations related to securities lent or sold under repurchase agreements	8,554	3,469	4,522	31	20	18	0.36	0.58	0.40
	Other liabilities	1,916	1,911	1,640	45	47	39	2.35	2.46	2.38
	Subordinated indebtedness	235	262	250	4	2	2	1.70	0.76	0.80
	Total foreign liabilities	129,996	102,681	75,875	323	368	288	0.25	0.36	0.38
	Total liabilities	486,661	435,189	392,674	3,726	3,568	4,018	0.77	0.82	1.02
	Shareholders’ equity	22,275	19,951	18,636	–	–	–	–	–	–
	Non-controlling interests	204	184	171	–	–	–	–	–	–
	Total liabilities and equity	$509,140	$455,324	$411,481	$3,726	$3,568	$4,018	0.73%	0.78%	0.98%
	Net interest income and margin				$8,366	$7,915	$7,459	1.64%	1.74%	1.81%
	Additional disclosures: Non-interest-bearing deposit liabilities
	Domestic	$40,843	$37,202	$34,888
	Foreign	$5,605	$4,844	$4,070

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

84	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

$ millions		2016/2015			2015/2014
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
Domestic assets (1)
Cash and deposits with banks		$(1)	$4	$3	$1	$4	$5
Securities	Trading	(14)	39	25	(55)	55	–
	AFS	114	(45)	69	(53)	(11)	(64)
	FVO	–	(1)	(1)	1	(1)	–
Securities borrowed or purchased under resale agreements		(56)	24	(32)	89	(123)	(34)
Loans	Residential mortgages	375	(346)	29	247	(329)	(82)
	Personal and credit card	91	(55)	36	66	(25)	41
	Business and government	153	(51)	102	209	(136)	73
Total loans		619	(452)	167	522	(490)	32
Other interest-bearing assets		8	(10)	(2)	3	(3)	–
Change in domestic interest income		670	(441)	229	508	(569)	(61)
Foreign assets (1)
Cash and deposits with banks		19	58	77	11	35	46
Securities	Trading	19	54	73	53	(52)	1
	AFS	81	6	87	(14)	(32)	(46)
	FVO	–	(3)	(3)	–	5	5
Securities borrowed or purchased under resale agreements		48	3	51	4	20	24
Loans	Residential mortgages	6	(7)	(1)	10	(2)	8
	Personal and credit card	2	2	4	1	5	6
	Business and government	108	(15)	93	122	(76)	46
Total loans		116	(20)	96	133	(73)	60
Other interest-bearing assets		–	(1)	(1)	7	(30)	(23)
Change in foreign interest income		283	97	380	194	(127)	67
Total change in interest income		$953	$(344)	$609	$702	$(696)	$6
Domestic liabilities (1)
Deposits	Personal	$68	$(242)	$(174)	$53	$(150)	$(97)
	Business and government	144	336	480	91	(282)	(191)
	Bank	3	(1)	2	3	–	3
	Secured borrowings	(1)	(33)	(34)	(79)	(57)	(136)
Total deposits		214	60	274	68	(489)	(421)
Obligations related to securities sold short		3	(27)	(24)	(58)	(35)	(93)
Obligations related to securities lent or sold under repurchase agreements		(11)	17	6	21	(40)	(19)
Other liabilities		1	(8)	(7)	1	(1)	–
Subordinated indebtedness		(53)	7	(46)	7	(4)	3
Change in domestic interest expense		154	49	203	39	(569)	(530)
Foreign liabilities (1)
Deposits	Personal	7	(24)	(17)	5	(8)	(3)
	Business and government	53	(122)	(69)	49	29	78
	Bank	10	28	38	16	(16)	–
	Secured borrowings	(1)	–	(1)	(1)	–	(1)
Total deposits		69	(118)	(49)	69	5	74
Obligations related to securities sold short		(5)	(2)	(7)	3	(7)	(4)
Obligations related to securities lent or sold under repurchase agreements		29	(18)	11	(4)	6	2
Other liabilities		–	(2)	(2)	6	2	8
Subordinated indebtedness		–	2	2	–	–	–
Change in foreign interest expense		93	(138)	(45)	74	6	80
Total change in interest expense		$247	$(89)	$158	$113	$(563)	$(450)
Change in total net interest income		$706	$(255)	$451	$589	$(133)	$456

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC 2016 ANNUAL REPORT	85

Management’s discussion and analysis

Analysis of net loans and acceptances

	Canada (1)					U.S. (1)
$ millions, as at October 31	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
Residential mortgages	$184,610	$166,616	$155,198	$148,664	$147,841	$–	$–	$1	$1	$1
Student	73	110	151	210	287	–	–	–	–	–
Personal	36,896	35,412	34,342	33,257	33,891	56	51	94	93	109
Credit card	11,755	11,279	11,078	14,097	14,418	36	37	40	32	33
Total net consumer loans	233,334	213,417	200,769	196,228	196,437	92	88	135	126	143
Non-residential mortgages	6,734	7,120	6,947	6,979	7,095	103	333	240	236	–
Financial institutions	4,831	4,137	2,640	2,356	2,384	2,100	667	659	403	435
Retail and wholesale	4,044	3,667	3,515	3,086	2,827	290	310	257	158	113
Business services	5,312	5,011	4,728	4,191	3,694	1,215	814	418	284	226
Manufacturing-capital goods	1,663	1,505	1,308	1,081	1,072	128	181	221	189	188
Manufacturing-consumer goods	2,663	2,626	2,329	1,914	1,736	28	22	14	36	62
Real estate and construction	11,684	8,644	7,201	5,794	4,956	8,554	7,206	6,394	5,611	4,156
Agriculture	5,364	4,828	4,263	3,933	3,689	44	50	6	1	1
Oil and gas	4,532	4,138	3,633	2,969	2,856	1,951	1,469	1,276	988	781
Mining	722	761	602	383	319	242	305	266	223	65
Forest products	465	566	470	434	426	4	11	41	35	44
Hardware and software	267	280	339	468	464	165	167	118	98	–
Telecommunications and cable	444	510	514	413	238	30	44	26	26	14
Publishing, printing, and broadcasting	333	244	208	290	356	–	–	5	–	–
Transportation	1,630	1,449	1,033	870	736	288	183	221	247	332
Utilities	1,663	1,621	1,282	1,170	1,082	1,237	845	804	816	492
Education, health and social services	2,826	2,128	2,017	1,956	1,933	–	–	–	–	25
Governments	728	541	578	613	727	–	–	–	–	–
Others	–	–	–	–	–	17	69	165	210	730
Collective allowance allocated to business and government loans	(215)	(218)	(192)	(192)	(211)	(58)	(50)	(43)	(28)	(38)
Total net business and government loans, including acceptances	55,690	49,558	43,415	38,708	36,379	16,338	12,626	11,088	9,533	7,626
Total net loans and acceptances	$289,024	$262,975	$244,184	$234,936	$232,816	$16,430	$12,714	$11,223	$9,659	$7,769

(1)	Classification by country is based on domicile of debtor or customer.

Analysis of net loans and acceptances (continued)

	Other (1)					Total
$ millions, as at October 31	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
Residential mortgages	$2,467	$2,406	$2,118	$2,113	$2,143	$187,077	$169,022	$157,317	$150,778	$149,985
Student	–	–	1	1	1	73	110	152	211	288
Personal	519	476	410	429	568	37,471	35,939	34,846	33,779	34,568
Credit card	155	150	125	126	119	11,946	11,466	11,243	14,255	14,570
Total net consumer loans	3,141	3,032	2,654	2,669	2,831	236,567	216,537	203,558	199,023	199,411
Non-residential mortgages	232	245	228	239	273	7,069	7,698	7,415	7,454	7,368
Financial institutions	1,723	3,291	2,155	1,065	1,099	8,654	8,095	5,454	3,824	3,918
Retail and wholesale	561	548	499	333	326	4,895	4,525	4,271	3,577	3,266
Business services	1,266	1,370	1,098	772	932	7,793	7,195	6,244	5,247	4,852
Manufacturing-capital goods	234	293	248	202	243	2,025	1,979	1,777	1,472	1,503
Manufacturing-consumer goods	114	119	88	249	225	2,805	2,767	2,431	2,199	2,023
Real estate and construction	1,391	1,124	890	777	791	21,629	16,974	14,485	12,182	9,903
Agriculture	24	40	37	40	65	5,432	4,918	4,306	3,974	3,755
Oil and gas	268	324	321	71	16	6,751	5,931	5,230	4,028	3,653
Mining	928	446	384	537	280	1,892	1,512	1,252	1,143	664
Forest products	–	–	38	30	29	469	577	549	499	499
Hardware and software	–	12	14	22	22	432	459	471	588	486
Telecommunications and cable	359	388	162	234	148	833	942	702	673	400
Publishing, printing, and broadcasting	87	79	89	4	37	420	323	302	294	393
Transportation	1,326	899	803	893	430	3,244	2,531	2,057	2,010	1,498
Utilities	532	785	631	318	467	3,432	3,251	2,717	2,304	2,041
Education, health and social services	32	32	26	24	23	2,858	2,160	2,043	1,980	1,981
Governments	1,874	1,611	1,079	943	922	2,602	2,152	1,657	1,556	1,649
Others	300	711	1,431	2,403	3,011	317	780	1,596	2,613	3,741
Collective allowance allocated to business and government loans	(65)	(57)	(42)	(40)	(23)	(338)	(325)	(277)	(260)	(272)
Total net business and government loans, including acceptances	11,186	12,260	10,179	9,116	9,316	83,214	74,444	64,682	57,357	53,321
Total net loans and acceptances	$14,327	$15,292	$12,833	$11,785	$12,147	$319,781	$290,981	$268,240	$256,380	$252,732

(1)	Classification by country is based on domicile of debtor or customer.

86	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Summary of allowance for credit losses

$ millions, as at or for the year ended October 31	2016	2015	2014	2013	2012
Balance at beginning of year	$1,762	$1,736	$1,758	$1,916	$1,851
Provision for credit losses	1,051	771	937	1,121	1,291
Write-offs
Domestic (1)
Residential mortgages	13	14	19	15	18
Student	–	1	3	3	6
Personal and credit card	842	781	857	1,030	1,118
Other business and government	116	42	63	137	93
Foreign (1)
Residential mortgages	21	18	8	9	2
Personal and credit card	18	16	16	9	13
Other business and government	143	132	92	245	98
Total write-offs	1,153	1,004	1,058	1,448	1,348
Recoveries
Domestic (1)
Personal and credit card	163	171	177	172	158
Other business and government	8	8	11	6	8
Foreign (1)
Personal and credit card	6	5	2	3	3
Other business and government	6	2	2	3	1
Total recoveries	183	186	192	184	170
Net write-offs	970	818	866	1,264	1,178
Interest income on impaired loans	(29)	(23)	(30)	(37)	(47)
Foreign exchange and other	(1)	96	(63)	22	(1)
Balance at end of year	$1,813	$1,762	$1,736	$1,758	$1,916
Comprises:
Loans	$1,691	$1,670	$1,660	$1,698	$1,860
Undrawn credit facilities	122	92	76	60	56
Ratio of net write-offs during the year to average loans outstanding during the year	0.33%	0.30%	0.35%	0.52%	0.49%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Allowance for credit losses on impaired loans as a percentage of gross impaired loans

	Allowance for credit losses (1)					Allowance as a % of gross impaired loans
$ millions, as at October 31	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
Domestic (2)
Residential mortgages	$20	$21	$22	$24	$18	8.0%	9.3%	10.2%	11.4%	8.0%
Personal loans	105	99	96	105	159	85.4	91.7	80.0	77.8	84.6
Business and government	63	77	38	61	97	30.9	42.8	60.3	63.5	47.3
Total domestic	188	197	156	190	274	32.5	38.4	39.1	43.1	44.3
Foreign (2)
Residential mortgages	148	167	146	65	27	56.3	48.0	45.9	23.8	11.0
Personal loans	40	46	43	30	25	57.1	58.2	53.8	34.9	31.6
Business and government	196	236	299	262	395	26.2	49.3	46.9	35.1	42.8
Total foreign	384	449	488	357	447	35.6	49.6	47.1	32.3	35.8
Total allowance	$572	$646	$644	$547	$721	34.5%	45.5%	44.9%	35.4%	38.6%

(1)	Comprises individual allowance, and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC 2016 ANNUAL REPORT	87

Management’s discussion and analysis

Allowance on non-impaired loans as a percentage of net loans and acceptances

	Allowance for credit losses (1)					Allowance as a % of net loans and acceptances
$ millions, as at October 31	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
Domestic (2)
Residential mortgages	$30	$26	$21	$63	$19	–%	–%	–%	–%	–%
Personal loans	345	316	315	313	278	0.9	0.9	0.9	0.9	0.8
Credit cards	383	334	384	512	582	3.3	3.0	3.5	3.6	4.0
Business and government	205	208	183	179	186	0.4	0.4	0.4	0.5	0.5
Total domestic	963	884	903	1,067	1,065	0.3	0.3	0.4	0.5	0.5
Foreign (2)
Residential mortgages	23	22	20	8	7	0.9	0.9	0.9	0.4	0.3
Personal loans	7	7	6	3	5	1.2	1.3	1.2	0.6	0.7
Credit cards	3	4	2	5	1	1.6	2.1	1.2	3.2	0.7
Business and government	123	107	85	68	61	0.4	0.4	0.4	0.4	0.4
Total foreign	156	140	113	84	74	0.5	0.5	0.5	0.4	0.4
Total allowance	$1,119	$1,024	$1,016	$1,151	$1,139	0.3%	0.4%	0.4%	0.4%	0.5%

(1)	Excludes allowance on undrawn credit facilities.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

Net loans and acceptances by geographic location(1)

$ millions, as at October 31	2016	2015	2014	2013	2012
Canada
Atlantic provinces	$14,006	$13,598	$13,307	$13,124	$13,228
Quebec	25,471	23,093	21,802	21,257	20,591
Ontario	139,254	125,584	114,940	109,390	108,861
Prairie provinces	13,341	12,877	12,136	11,829	11,440
Alberta, Northwest Territories and Nunavut	43,308	41,197	38,859	37,953	38,300
British Columbia and Yukon	54,567	47,478	44,012	42,421	41,435
Collective allowance allocated to Canada (2)	(923)	(852)	(872)	(1,038)	(1,039)
Total Canada	289,024	262,975	244,184	234,936	232,816
U.S.	16,430	12,714	11,223	9,659	7,769
Other countries	14,327	15,292	12,833	11,785	12,147
Total net loans and acceptances	$319,781	$290,981	$268,240	$256,380	$252,732

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; and (ii) personal loans and scored small business loans greater than 30 days delinquent.

88	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Net impaired loans

	Canada (1)					U.S.(1)
$ millions, as at October 31	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
Gross impaired loans
Residential mortgages	$251	$225	$216	$210	$226	$–	$–	$–	$–	$–
Student	3	5	7	9	12	–	–	–	–	–
Personal	120	103	113	126	176	–	–	1	4	–
Total gross impaired consumer loans	374	333	336	345	414	–	–	1	4	–
Non-residential mortgages	4	4	4	1	–	–	–	–	–	–
Financial institutions	1	–	1	–	1	–	–	–	–	–
Retail, wholesale and business services	23	26	31	54	38	5	–	–	34	58
Manufacturing – consumer and capital goods	19	8	4	6	11	–	–	–	–	3
Real estate and construction	23	9	10	9	23	62	94	135	159	183
Agriculture	4	1	2	4	7	–	–	–	–	–
Resource-based industries	121	126	4	13	55	248	1	–	–	–
Telecommunications, media and technology	4	2	4	6	62	–	–	–	–	–
Transportation	1	1	1	1	6	–	–	–	38	90
Utilities	–	–	–	–	–	–	10	20	–	–
Other	4	3	2	2	2	–	–	–	–	–
Total gross impaired – business and government loans	204	180	63	96	205	315	105	155	231	334
Total gross impaired loans	578	513	399	441	619	315	105	156	235	334
Other past due loans (2)	362	337	342	378	401	–	–	–	–	11
Total gross impaired and other past due loans	$940	$850	$741	$819	$1,020	$315	$105	$156	$235	$345
Allowance for credit losses (3)
Residential mortgages	$20	$21	$22	$24	$18	$–	$–	$–	$–	$–
Student	–	–	–	–	–	–	–	–	–	–
Personal	105	99	96	105	159	–	–	1	1	–
Total allowance – consumer loans	125	120	118	129	177	–	–	1	1	–
Non-residential mortgages	2	1	1	–	–	–	–	–	–	–
Financial institutions	–	–	–	–	–	–	–	–	–	–
Retail, wholesale and business services	16	19	20	31	26	4	–	–	20	38
Manufacturing – consumer and capital goods	7	6	3	6	8	–	–	–	–	3
Real estate and construction	10	7	7	6	10	20	27	47	36	90
Agriculture	1	–	–	1	4	–	–	–	–	–
Resource-based industries	21	39	2	9	25	8	–	–	–	–
Telecommunications, media and technology	3	2	3	5	16	–	–	–	–	–
Transportation	1	1	1	1	6	–	–	–	2	55
Utilities	–	–	–	–	–	–	6	13	–	–
Other	2	2	1	2	2	–	–	–	–	–
Total allowance – business and government loans	63	77	38	61	97	32	33	60	58	186
Total allowance	$188	$197	$156	$190	$274	$32	$33	$61	$59	$186
Net impaired loans
Residential mortgages	$231	$204	$194	$186	$208	$–	$–	$–	$–	$–
Student	3	5	7	9	12	–	–	–	–	–
Personal	15	4	17	21	17	–	–	–	3	–
Total net impaired consumer loans	249	213	218	216	237	–	–	–	3	–
Non-residential mortgages	2	3	3	1	–	–	–	–	–	–
Financial institutions	1	–	1	–	1	–	–	–	–	–
Retail, wholesale and business services	7	7	11	23	12	1	–	–	14	20
Manufacturing – consumer and capital goods	12	2	1	–	3	–	–	–	–	–
Real estate and construction	13	2	3	3	13	42	67	88	123	93
Agriculture	3	1	2	3	3	–	–	–	–	–
Resource-based industries	100	87	2	4	30	240	1	–	–	–
Telecommunications, media and technology	1	–	1	1	46	–	–	–	–	–
Transportation	–	–	–	–	–	–	–	–	36	35
Utilities	–	–	–	–	–	–	4	7	–	–
Other	2	1	1	–	–	–	–	–	–	–
Total net impaired – business and government loans	141	103	25	35	108	283	72	95	173	148
Total net impaired loans	$390	$316	$243	$251	$345	$283	$72	$95	$176	$148

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.
(3)	Comprises individual allowance, and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.

CIBC 2016 ANNUAL REPORT	89

Management’s discussion and analysis

Net impaired loans (continued)

	Other (1)					Total
$ millions, as at October 31	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
Gross impaired loans
Residential mortgages	$263	$348	$318	$273	$246	$514	$573	$534	$483	$472
Student	–	–	–	–	–	3	5	7	9	12
Personal	70	79	79	82	79	190	182	193	212	255
Total gross impaired consumer loans	333	427	397	355	325	707	760	734	704	739
Non-residential mortgages	17	34	60	85	101	21	38	64	86	101
Financial institutions	3	5	5	–	1	4	5	6	–	2
Retail, wholesale and business services	94	141	168	174	191	122	167	199	262	287
Manufacturing – consumer and capital goods	210	47	44	52	54	229	55	48	58	68
Real estate and construction	104	139	184	179	210	189	242	329	347	416
Agriculture	1	3	6	11	12	5	4	8	15	19
Resource-based industries	–	2	1	1	1	369	129	5	14	56
Telecommunications, media and technology	–	–	5	5	9	4	2	9	11	71
Transportation	2	2	8	7	8	3	3	9	46	104
Utilities	–	1	1	1	1	–	11	21	1	1
Other	1	–	–	1	1	5	3	2	3	3
Total gross impaired – business and government loans	432	374	482	516	589	951	659	700	843	1,128
Total gross impaired loans	765	801	879	871	914	1,658	1,419	1,434	1,547	1,867
Other past due loans (2)	3	3	8	7	7	365	340	350	385	419
Total gross impaired and other past due loans	$768	$804	$887	$878	$921	$2,023	$1,759	$1,784	$1,932	$2,286
Allowance for credit losses (3)
Residential mortgages	$148	$167	$146	$65	$27	$168	$188	$168	$89	$45
Student	–	–	–	–	–	–	–	–	–	–
Personal	40	46	42	29	25	145	145	139	135	184
Total allowance – consumer loans	188	213	188	94	52	313	333	307	224	229
Non-residential mortgages	12	17	31	32	24	14	18	32	32	24
Financial institutions	2	3	3	–	1	2	3	3	–	1
Retail, wholesale and business services	48	65	67	60	63	68	84	87	111	127
Manufacturing – consumer and capital goods	45	43	42	41	37	52	49	45	47	48
Real estate and construction	54	68	91	62	70	84	102	145	104	170
Agriculture	1	3	4	5	3	2	3	4	6	7
Resource-based industries	–	1	–	–	–	29	40	2	9	25
Telecommunications, media and technology	–	–	–	1	9	3	2	3	6	25
Transportation	2	2	–	2	1	3	3	1	5	62
Utilities	–	1	1	1	1	–	7	14	1	1
Other	–	–	–	–	–	2	2	1	2	2
Total allowance – business and government loans	164	203	239	204	209	259	313	337	323	492
Total allowance	$352	$416	$427	$298	$261	$572	$646	$644	$547	$721
Net impaired loans
Residential mortgages	$115	$181	$172	$208	$219	$346	$385	$366	$394	$427
Student	–	–	–	–	–	3	5	7	9	12
Personal	30	33	37	53	54	45	37	54	77	71
Total net impaired consumer loans	145	214	209	261	273	394	427	427	480	510
Non-residential mortgages	5	17	29	53	77	7	20	32	54	77
Financial institutions	1	2	2	–	–	2	2	3	–	1
Retail, wholesale and business services	46	76	101	114	128	54	83	112	151	160
Manufacturing – consumer and capital goods	165	4	2	11	17	177	6	3	11	20
Real estate and construction	50	71	93	117	140	105	140	184	243	246
Agriculture	–	–	2	6	9	3	1	4	9	12
Resource-based industries	–	1	1	1	1	340	89	3	5	31
Telecommunications, media and technology	–	–	5	4	–	1	–	6	5	46
Transportation	–	–	8	5	7	–	–	8	41	42
Utilities	–	–	–	–	–	–	4	7	–	–
Other	1	–	–	1	1	3	1	1	1	1
Total net impaired – business and government loans	268	171	243	312	380	692	346	363	520	636
Total net impaired loans	$413	$385	$452	$573	$653	$1,086	$773	$790	$1,000	$1,146

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.
(3)	Comprises individual allowance, and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.

90	CIBC 2016 ANNUAL REPORT

Management’s discussion and analysis

Deposits

	Average balance			Interest			Rate
$ millions, for the year ended October 31	2016	2015	2014	2016	2015	2014	2016	2015	2014
Deposits in domestic bank offices (1)
Payable on demand
Personal	$9,965	$9,252	$8,490	$12	$14	$15	0.12%	0.15%	0.18%
Business and government	37,572	33,735	30,043	138	121	107	0.37	0.36	0.36
Bank	2,943	2,083	1,780	–	2	6	–	0.10	0.34
Payable after notice
Personal	87,057	80,328	72,928	363	454	461	0.42	0.57	0.63
Business and government	28,873	25,128	21,606	240	243	242	0.83	0.97	1.12
Bank	174	97	19	2	1	–	1.15	1.03	–
Payable on a fixed date
Personal	40,414	38,996	41,028	505	589	673	1.25	1.51	1.64
Business and government	58,618	50,604	50,060	845	749	928	1.44	1.48	1.85
Bank	1,816	937	427	10	5	4	0.55	0.53	0.94
Secured borrowings	38,720	38,758	43,525	547	581	717	1.41	1.50	1.65
Total domestic	306,152	279,918	269,906	2,662	2,759	3,153	0.87	0.99	1.17
Deposits in foreign bank offices
Payable on demand
Personal	818	701	567	1	3	3	0.12	0.43	0.53
Business and government	4,261	3,801	3,089	3	4	3	0.07	0.11	0.10
Bank	3	6	6	–	–	1	–	–	16.67
Payable after notice
Personal	2,551	2,369	2,040	20	33	38	0.78	1.39	1.86
Business and government	801	766	673	1	1	1	0.12	0.13	0.15
Payable on a fixed date
Personal	1,373	1,499	1,993	8	7	10	0.58	0.47	0.50
Business and government	72,031	56,203	38,164	454	152	102	0.63	0.27	0.27
Bank	11,081	8,944	5,610	66	30	24	0.60	0.34	0.43
Secured borrowings	–	115	458	–	1	2	–	0.87	0.44
Total foreign	92,919	74,404	52,600	553	231	184	0.60	0.31	0.35
Total deposits	$ 399,071	$354,322	$322,506	$3,215	$2,990	$3,337	0.81%	0.84%	1.03%

(1)	Deposits by foreign depositors in our domestic bank offices amounted to $10.6 billion (2015: $7.4 billion; 2014: $6.0 billion).

Short-term borrowings

$ millions, as at or for the year ended October 31	2016	2015	2014
Amounts outstanding at end of year
Obligations related to securities sold short	$10,338	$9,806	$12,999
Obligations related to securities lent or sold under repurchase agreements	14,212	10,343	10,765
Total short-term borrowings	$24,550	$20,149	$23,764
Obligations related to securities sold short
Average balance	$11,226	$11,445	$13,719
Maximum month-end balance	13,029	13,248	14,833
Average interest rate	1.77%	2.01%	2.38%
Obligations related to securities lent or sold under repurchase agreements
Average balance	$17,129	$13,212	$12,713
Maximum month-end balance	24,513	14,766	14,652
Average interest rate	0.74%	0.83%	1.00%

Fees paid to the shareholders’ auditors

$ millions, for the year ended October 31	2016	2015	2014
Audit fees (1)	$16.4	$15.9	$14.2
Audit-related fees (2)	2.2	3.2	2.0
Tax fees (3)	0.3	0.4	0.1
All other fees (4)	–	0.3	0.1
Total	$18.9	$19.8	$16.4

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States).
(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including various agreed upon procedures and translation of financial reports.
(3)	For tax compliance services.
(4)	Includes fees for non-audit services.

CIBC 2016 ANNUAL REPORT	91

Consolidated financial statements

Consolidated financial statements

93	Financial reporting responsibility
94	Independent auditors’ report of registered public accounting firm to shareholders
96	Consolidated balance sheet
97	Consolidated statement of income
98	Consolidated statement of comprehensive income
99	Consolidated statement of changes in equity
100	Consolidated statement of cash flows
101	Notes to the consolidated financial statements

Details of the notes to the consolidated financial statements

101	Note 1	–	Basis of preparation and summary of significant accounting policies
110	Note 2	–	Fair value measurement
119	Note 3	–	Significant acquisitions and dispositions
120	Note 4	–	Securities
121	Note 5	–	Loans
124	Note 6	–	Structured entities and derecognition of financial assets
127	Note 7	–	Land, buildings and equipment
128	Note 8	–	Goodwill, software and other intangible assets
130	Note 9	–	Other assets
130	Note 10	–	Deposits
130	Note 11	–	Other liabilities
131	Note 12	–	Derivative instruments
135	Note 13	–	Designated accounting hedges
136	Note 14	–	Subordinated indebtedness
137	Note 15	–	Common and preferred share capital
140	Note 16	–	Capital Trust securities

141	Note 17	–	Interest rate sensitivity
142	Note 18	–	Share-based payments
144	Note 19	–	Post-employment benefits
149	Note 20	–	Income taxes
151	Note 21	–	Earnings per share
151	Note 22	–	Commitments, guarantees and pledged assets
153	Note 23	–	Contingent liabilities and provision
157	Note 24	–	Concentration of credit risk
158	Note 25	–	Related-party transactions
159	Note 26	–	Investments in equity-accounted associates and joint ventures
160	Note 27	–	Significant subsidiaries
161	Note 28	–	Segmented and geographic information
163	Note 29	–	Financial instruments – disclosures
164	Note 30	–	Offsetting financial assets and liabilities
165	Note 31	–	Interest income and expense
166	Note 32	–	Future accounting policy changes
166	Note 33	–	Subsequent event

92	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Financial reporting responsibility

The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation, presentation, accuracy and reliability of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A). The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act (Canada), which requires that the financial statements be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. Financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. Management has assessed the effectiveness of CIBC’s internal control over financial reporting as at year end using the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based upon this assessment, we have determined that internal control over financial reporting is effective in all material respects and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act (SOX).

CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under SOX and with the Canadian Securities Administrators under Canadian securities laws.

The Internal Audit department reviews and reports on the effectiveness of CIBC’s internal control, risk management and governance systems and processes, including accounting and financial controls, in accordance with the audit plan approved by the Audit Committee. Our Chief Auditor has unrestricted access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of independent directors. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, and reviewing the qualifications, independence and performance of the shareholders’ auditors and internal auditors.

Ernst & Young LLP, the external auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has unrestricted access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Victor G. Dodig	Kevin Glass
President and Chief Executive Officer	Chief Financial Officer	November 30, 2016

CIBC 2016 ANNUAL REPORT	93

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheet as at October 31, 2016 and 2015 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2016, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2016 and 2015, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CIBC’s internal control over financial reporting as of October 31, 2016, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated November 30, 2016 expressed an unqualified opinion on CIBC’s internal control over financial reporting.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

November 30, 2016

94	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Independent auditors’ report of registered public accounting firm to shareholders

Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s annual report on internal control over financial reporting contained in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2016, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CIBC as at October 31, 2016 and 2015, and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2016 of CIBC and our report dated November 30, 2016 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

November 30, 2016

CIBC 2016 ANNUAL REPORT	95

Consolidated financial statements

Consolidated balance sheet

$ millions, as at October 31	2016	2015
ASSETS
Cash and non-interest-bearing deposits with banks	$3,500	$3,053
Interest-bearing deposits with banks	10,665	15,584
Securities (Note 4)
Trading	49,915	46,181
Available-for-sale (AFS)	37,253	28,534
Designated at fair value (FVO)	255	267
	87,423	74,982
Cash collateral on securities borrowed	5,433	3,245
Securities purchased under resale agreements	28,377	30,089
Loans (Note 5)
Residential mortgages	187,298	169,258
Personal	38,041	36,517
Credit card	12,332	11,804
Business and government	71,437	65,276
Allowance for credit losses	(1,691)	(1,670)
	307,417	281,185
Other
Derivative instruments (Note 12)	27,762	26,342
Customers’ liability under acceptances	12,364	9,796
Land, buildings and equipment (Note 7)	1,898	1,897
Goodwill (Note 8)	1,539	1,526
Software and other intangible assets (Note 8)	1,410	1,197
Investments in equity-accounted associates and joint ventures (Note 26)	766	1,847
Deferred tax assets (Note 20)	771	507
Other assets (Note 9)	12,032	12,059
	58,542	55,171
	$501,357	$463,309
LIABILITIES AND EQUITY
Deposits (Note 10)
Personal	$148,081	$137,378
Business and government	190,240	178,850
Bank	17,842	10,785
Secured borrowings	39,484	39,644
	395,647	366,657
Obligations related to securities sold short	10,338	9,806
Cash collateral on securities lent	2,518	1,429
Obligations related to securities sold under repurchase agreements	11,694	8,914
Other
Derivative instruments (Note 12)	28,807	29,057
Acceptances	12,395	9,796
Deferred tax liabilities (Note 20)	21	28
Other liabilities (Note 11)	12,898	12,195
	54,121	51,076
Subordinated indebtedness (Note 14)	3,366	3,874
Equity
Preferred shares (Note 15)	1,000	1,000
Common shares (Note 15)	8,026	7,813
Contributed surplus	72	76
Retained earnings	13,584	11,433
Accumulated other comprehensive income (AOCI)	790	1,038
Total shareholders’ equity	23,472	21,360
Non-controlling interests	201	193
Total equity	23,673	21,553
	$501,357	$463,309

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Victor G. Dodig President and Chief Executive Officer	Jane L. Peverett Director

96	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of income

$ millions, except as noted, for the year ended October 31	2016	2015	2014
Interest income
Loans	$9,833	$9,573	$9,504
Securities	1,774	1,524	1,628
Securities borrowed or purchased under resale agreements	329	310	320
Deposits with banks	156	76	25
	12,092	11,483	11,477
Interest expense
Deposits	3,215	2,990	3,337
Securities sold short	199	230	327
Securities lent or sold under repurchase agreements	127	110	127
Subordinated indebtedness	137	181	178
Other	48	57	49
	3,726	3,568	4,018
Net interest income	8,366	7,915	7,459
Non-interest income
Underwriting and advisory fees	446	427	444
Deposit and payment fees	832	830	848
Credit fees	638	533	478
Card fees	470	449	414
Investment management and custodial fees	882	814	677
Mutual fund fees	1,462	1,457	1,236
Insurance fees, net of claims	396	361	356
Commissions on securities transactions	342	385	408
Trading income (loss)	(88)	(139)	(176)
AFS securities gains, net (Note 4)	73	138	201
FVO gains (losses), net	17	(3)	(15)
Foreign exchange other than trading (FXOTT)	367	92	43
Income from equity-accounted associates and joint ventures (Note 26)	96	177	226
Other	736	420	764
	6,669	5,941	5,904
Total revenue	15,035	13,856	13,363
Provision for credit losses (Note 5)	1,051	771	937
Non-interest expenses
Employee compensation and benefits	4,982	5,099	4,636
Occupancy costs	804	782	736
Computer, software and office equipment	1,398	1,292	1,200
Communications	319	326	312
Advertising and business development	269	281	285
Professional fees	201	230	201
Business and capital taxes	68	68	59
Other	930	783	1,083
	8,971	8,861	8,512
Income before income taxes	5,013	4,224	3,914
Income taxes (Note 20)	718	634	699
Net income	$4,295	$3,590	$3,215
Net income (loss) attributable to non-controlling interests	$20	$14	$(3)
Preferred shareholders	$38	$45	$87
Common shareholders	4,237	3,531	3,131
Net income attributable to equity shareholders	$4,275	$3,576	$3,218
Earnings per share (EPS) (in dollars) (Note 21)
Basic	$10.72	$8.89	$7.87
Diluted	10.70	8.87	7.86
Dividends per common share (in dollars) (Note 15)	4.75	4.30	3.94
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2016 ANNUAL REPORT	97

Consolidated financial statements

Consolidated statement of comprehensive income

$ millions, for the year ended October 31	2016	2015	2014
Net income	$4,295	$3,590	$3,215
Other comprehensive income (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	487	1,445	694
Net (gains) losses on investments in foreign operations reclassified to net income	(272)	(21)	–
Net gains (losses) on hedges of investments in foreign operations	(257)	(720)	(425)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	121	18	–
	79	722	269
Net change in AFS securities
Net gains (losses) on AFS securities	125	(67)	152
Net (gains) losses on AFS securities reclassified to net income	(58)	(97)	(146)
	67	(164)	6
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	13	(7)	94
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(12)	3	(81)
	1	(4)	13
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(390)	374	(143)
Net fair value change of FVO liabilities attributable to changes in credit risk	(5)	5	–
Total OCI (1)	(248)	933	145
Comprehensive income	$4,047	$4,523	$3,360
Comprehensive income (loss) attributable to non-controlling interests	$20	$14	$(3)
Preferred shareholders	$38	$45	$87
Common shareholders	3,989	4,464	3,276
Comprehensive income attributable to equity shareholders	$4,027	$4,509	$3,363

(1)	Includes $6 million of gains for 2016 (2015: $5 million of losses; 2014: $16 million of gains) relating to our investments in equity-accounted associates and joint ventures.

$ millions, for the year ended October 31	2016	2015	2014
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(17)	$(118)	$(52)
Net (gains) losses on investments in foreign operations reclassified to net income	37	3	–
Net gains (losses) on hedges of investments in foreign operations	128	91	67
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(26)	(6)	–
	122	(30)	15
Net change in AFS securities
Net gains (losses) on AFS securities	(24)	42	(71)
Net (gains) losses on AFS securities reclassified to net income	15	48	59
	(9)	90	(12)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(5)	2	(34)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	5	(2)	29
	–	–	(5)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	149	(129)	54
Net fair value change of FVO liabilities attributable to changes in credit risk	1	(1)	–
	$263	$(70)	$52

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

98	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of changes in equity

$ millions, for the year ended October 31	2016	2015	2014
Preferred shares (Note 15)
Balance at beginning of year	$1,000	$1,031	$1,706
Issue of preferred shares	–	600	400
Redemption of preferred shares	–	(631)	(1,075)
Balance at end of year	$1,000	$1,000	$1,031
Common shares (Note 15)
Balance at beginning of year	$7,813	$7,782	$7,753
Issue of common shares	273	30	96
Purchase of common shares for cancellation	(61)	(2)	(65)
Treasury shares	1	3	(2)
Balance at end of year	$8,026	$7,813	$7,782
Contributed surplus
Balance at beginning of year	$76	$75	$82
Stock option expense	5	5	7
Stock options exercised	(9)	(4)	(14)
Other	–	–	–
Balance at end of year	$72	$76	$75
Retained earnings
Balance at beginning of year	$11,433	$9,626	$8,318
Net income attributable to equity shareholders	4,275	3,576	3,218
Dividends (Note 15)
Preferred	(38)	(45)	(87)
Common	(1,879)	(1,708)	(1,567)
Premium on purchase of common shares for cancellation	(209)	(9)	(250)
Other	2	(7)	(6)
Balance at end of year	$13,584	$11,433	$9,626
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of year	$1,035	$313	$44
Net change in foreign currency translation adjustments	79	722	269
Balance at end of year	$1,114	$1,035	$313
Net gains (losses) on AFS securities
Balance at beginning of year	$94	$258	$252
Net change in AFS securities	67	(164)	6
Balance at end of year (1)	$161	$94	$258
Net gains (losses) on cash flow hedges
Balance at beginning of year	$22	$26	$13
Net change in cash flow hedges	1	(4)	13
Balance at end of year	$23	$22	$26
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of year	$(118)	$(492)	$(349)
Net change in post-employment defined benefit plans	(390)	374	(143)
Balance at end of year	$(508)	$(118)	$(492)
Net fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of year	$5	$–	$–
Net change attributable to changes in credit risk	(5)	5	–
Balance at end of year	$–	$5	$–
Total AOCI, net of income tax	$790	$1,038	$105
Non-controlling interests
Balance at beginning of year	$193	$164	$175
Net income (loss) attributable to non-controlling interests	20	14	(3)
Dividends	(19)	(5)	(4)
Other	7	20	(4)
Balance at end of year	$201	$193	$164
Equity at end of year	$23,673	$21,553	$18,783

(1)	Includes $43 million (2015: $71 million; 2014: $20 million) of cumulative loss related to AFS securities measured at fair value.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2016 ANNUAL REPORT	99

Consolidated financial statements

Consolidated statement of cash flows

$ millions, for the year ended October 31	2016	2015	2014
Cash flows provided by (used in) operating activities
Net income	$4,295	$3,590	$3,215
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	1,051	771	937
Amortization and impairment (1)	462	435	813
Stock option expense	5	5	7
Deferred income taxes	(20)	(61)	57
AFS securities gains, net	(73)	(138)	(201)
Net losses (gains) on disposal of land, buildings and equipment	(72)	(2)	1
Other non-cash items, net	(692)	(257)	(637)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	4,919	(4,731)	(6,685)
Loans, net of repayments	(27,464)	(22,610)	(16,529)
Deposits, net of withdrawals	28,440	40,510	10,213
Obligations related to securities sold short	532	(3,193)	(328)
Accrued interest receivable	(98)	(112)	79
Accrued interest payable	(72)	(77)	(32)
Derivative assets	(1,425)	(5,655)	(688)
Derivative liabilities	(232)	7,204	2,032
Trading securities	(3,734)	880	(2,991)
FVO securities	12	(14)	34
Other FVO assets and liabilities	807	327	(14)
Current income taxes	8	140	(27)
Cash collateral on securities lent	1,089	526	(1,196)
Obligations related to securities sold under repurchase agreements	2,780	(948)	4,975
Cash collateral on securities borrowed	(2,188)	144	28
Securities purchased under resale agreements	1,712	3,318	(8,096)
Other, net	169	(569)	(1,538)
	10,211	19,483	(16,571)
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,000	–	1,000
Redemption/repurchase/maturity of subordinated indebtedness	(1,514)	(1,130)	(264)
Issue of preferred shares	–	600	400
Redemption of preferred shares	–	(631)	(1,075)
Issue of common shares for cash	264	26	82
Purchase of common shares for cancellation	(270)	(11)	(315)
Net proceeds from treasury shares	1	3	(2)
Dividends paid	(1,917)	(1,753)	(1,654)
Share issuance costs	–	(7)	(5)
	(2,436)	(2,903)	(1,833)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(31,625)	(41,145)	(27,974)
Proceeds from sale of AFS securities	10,750	9,264	29,014
Proceeds from maturity of AFS securities	12,299	15,451	14,578
Net cash used in acquisitions	–	–	(190)
Net cash provided by dispositions	1,363	185	3,611
Net purchase of land, buildings and equipment	(170)	(256)	(251)
	(7,383)	(16,501)	18,788
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	55	280	99
Net increase (decrease) in cash and non-interest-bearing deposits with banks during year	447	359	483
Cash and non-interest-bearing deposits with banks at beginning of year	3,053	2,694	2,211
Cash and non-interest-bearing deposits with banks at end of year (2)	$3,500	$3,053	$2,694
Cash interest paid	$3,798	$3,646	$4,050
Cash income taxes paid	730	555	669
Cash interest and dividends received	11,994	11,371	11,556

(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2014 includes the goodwill impairment charge.
(2)	Includes restricted balance of $422 million (2015: $406 million; 2014: $324 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

100	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our three main business units – Retail and Business Banking, Wealth Management and Capital Markets – CIBC provides a full range of financial services and products to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. Refer to Note 28 for further details on our business units. CIBC is incorporated and domiciled in Canada with our registered and principal business offices located at Commerce Court, Toronto, Ontario.

Note 1	Basis of preparation and summary of significant accounting policies

Basis of preparation

The consolidated financial statements of CIBC have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the Bank Act (Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI).

CIBC has consistently applied the same accounting policies throughout all periods presented, unless otherwise indicated.

These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors (the Board) on November 30, 2016.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, impairment of AFS securities, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), asset impairment, income taxes, provisions and contingent liabilities and post-employment and other long-term benefit plan assumptions. Actual results could differ from these estimates and assumptions.

Basis of consolidation

We consolidate entities over which we have control. We have control over another entity when we have: (i) power to direct relevant activities of the entity, (ii) exposure, or rights, to variable returns from our involvement with the entity, and (iii) the ability to affect those returns through our power over the entity.

Subsidiaries

Subsidiaries are entities over which CIBC has control. Generally, CIBC has power over its subsidiaries through a shareholding of more than 50% of the voting rights in its subsidiaries, and has significant exposure to the subsidiaries based on its ownership interests of more than 50%. The effects of potential voting rights that CIBC has the practical ability to exercise are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is obtained by CIBC, and are deconsolidated from the date control is lost. Consistent accounting policies are applied throughout CIBC for the purposes of consolidation. Details of our significant subsidiaries are provided in Note 27.

Structured entities

A SE is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the significant relevant activities are directed by contractual arrangements. SEs often have some or all of the following features or attributes: (i) restricted activities; (ii) a narrow and well-defined objective, such as to securitize our own financial assets or third-party financial assets to provide sources of funding or to provide investment opportunities for investors by passing on risks and rewards associated with the assets of the SE to investors; (iii) insufficient equity to permit the SE to finance its activities without subordinated financial support; or (iv) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks. Examples of SEs include securitization vehicles, asset-backed financings, and investment funds.

When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.

Consolidation conclusions are reassessed whenever there is a change in the specific facts and circumstances relevant to one or more of the three elements of control. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Non-controlling interests

Non-controlling interests are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

CIBC 2016 ANNUAL REPORT	101

Consolidated financial statements

Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership (LP), where CIBC is a co-general partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over the policy-making processes through representation on the entity’s Board of Directors, or by other means. Where we are a party to a contractual arrangement whereby together with one or more parties, we undertake an economic activity that is subject to joint control, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

For purposes of applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.

Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income, with the exception of unrealized foreign exchange gains and losses on AFS equity securities, which are included in AOCI.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, which is included in AOCI.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation. On partial disposal of a foreign operation, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.

Classification and measurement of financial assets and liabilities

CIBC recognizes financial instruments on its consolidated balance sheet when it becomes a party to the contractual provisions of the instrument.

All financial assets must be classified at initial recognition as trading, AFS, designated at fair value (fair value option — FVO), held-to-maturity (HTM), or loans and receivables, based on the purpose for which the instrument was acquired and its characteristics. All financial assets and derivatives are required to be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equity instruments whose fair value cannot be reliably measured. Reclassification of non-derivative financial assets out of trading to loans and receivables is allowed when they are no longer held for trading, and if they meet the definition of loans and receivables and we have the intention and ability to hold the financial assets for the foreseeable future or until maturity. Reclassification of non-derivative financial assets out of trading to AFS is also allowed under rare circumstances. Non-derivative financial assets may be reclassified out of AFS to loans and receivables if they meet the definition of loans and receivables and we have the intention and ability to hold the financial assets for the foreseeable future or until maturity or reclassified out of AFS to HTM if we have the intention to hold the financial assets until maturity.

Financial liabilities, other than derivatives, obligations related to securities sold short and FVO liabilities, are measured at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are measured at fair value. Interest expense is recognized on an accrual basis using the effective interest rate method.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that do not have a quoted market price in an active market and that we do not intend to sell immediately or in the near term at the time of inception. Loans and receivables are recognized initially at fair value, which represents the cash advanced to the borrower plus direct and incremental transaction costs. Subsequently, they are measured at amortized cost, using the effective interest rate method, net of an allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest rate method. Certain loans and receivables may be designated at fair value (see below).

Trading financial instruments

Trading financial instruments are assets and liabilities held for trading activities or that are part of a managed portfolio with a pattern of short-term profit taking. These are measured initially at fair value. Loans and receivables that we intend to sell immediately or in the near term are classified as trading financial instruments.

Trading financial instruments are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Trading income (loss), except to the extent they are economically hedging an FVO asset or liability, in which case the gains and losses are included in FVO gains (losses), net. Dividends and interest income earned on trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

AFS financial assets

AFS financial assets are those non-derivative financial assets that are not classified as trading, FVO or loans and receivables, and are measured initially at fair value, plus direct and incremental transaction costs. Only equity instruments whose fair value cannot be reliably measured are measured at cost. We have determined that all of our equity securities have reliable fair values. As a result, all AFS financial assets are remeasured at fair value through OCI (FV-OCI) subsequent to initial recognition, except that foreign exchange gains or losses on AFS debt instruments are recognized in the consolidated statement of income. Unrealized foreign exchange gains or losses on AFS equity securities, along with all other fair value changes, are recognized in OCI until the investment is sold or impaired, whereupon the cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect impairment, are included in AFS securities gains (losses), net. Dividends and interest income from AFS financial assets are included in Interest income.

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Consolidated financial statements

Designated at fair value financial instruments

FVO financial instruments are those that we designate on initial recognition as instruments that we will measure at fair value through the consolidated statement of income. This designation, once made, is irrevocable. In addition to the requirement that reliable fair values are available, there are restrictions imposed by IFRS and by OSFI on the use of this designation. The criteria for applying the FVO at inception is met when: (i) the application of the FVO eliminates or significantly reduces the measurement inconsistency that otherwise would arise from measuring assets or liabilities on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. FVO may also be applied to financial instruments that have one or more embedded derivatives that would otherwise require bifurcation as they significantly modify the cash flows of the contract.

Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives, trading securities and obligations related to securities sold short that are managed as economic hedges of the FVO financial instruments, are included in FVO gains (losses), net. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively. Changes in the fair value of FVO liabilities that are attributable to changes in own credit risk are recognized in OCI.

Determination of fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based upon the market observability of the valuation inputs used in measuring the fair value. See Note 2 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are amortized over the expected life of the instrument using the effective interest rate method. For equity instruments, transaction costs are included in the carrying value.

Date of recognition of securities

We account for all securities on the consolidated balance sheet using settlement date accounting.

Effective interest rate

Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest rate method. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions and are measured at amortized cost as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. Interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions with interest expense accrued using the effective interest rate method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. Interest income on cash collateral paid and interest expense on cash collateral received is included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively. For securities borrowing and lending transactions where securities are pledged or received as collateral, securities pledged by CIBC remain on the consolidated balance sheet and securities received by CIBC are not recognized on the consolidated balance sheet. Security borrowing fees and security lending income are included in Non-interest income in the consolidated statement of income.

Impairment of financial assets

Impaired loans and interest income on impaired loans

We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition of the loans with a negative impact on the estimated future cash flows of a loan or a portfolio of loans.

Objective evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:

•

Credit card loans are not classified as impaired and are fully written off at the earlier of the notice of bankruptcy, settlement proposal, enlistment of credit counselling services, or when payments are contractually 180 days in arrears.

•	Loans guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.

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Consolidated financial statements

In certain circumstances, we may modify a loan for economic or legal reasons related to a borrower’s financial difficulties. Once a loan is modified, if management still does not expect full collection of payments under the modified loan terms, the loan is classified as impaired. An impaired loan is measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s original effective interest rate. When a loan or a group of loans has been classified as impaired, interest income is recognized thereafter using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For credit card loans, interest is accrued only to the extent that there is an expectation of receipt.

A loan is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the loan with all criteria for the impaired classification having been remedied. Once a loan is modified and management expects full collection of payments under the modified loan terms, the loan is not considered impaired. No portion of cash received on an impaired loan is recognized in the consolidated statement of income until the loan is returned to unimpaired status.

Loans are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of amounts written off. When loans are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Allowance for credit losses

Allowance for credit losses consists of individual and collective components:

Individual allowance

We conduct ongoing credit assessments of the majority of the business and government loan portfolios on an account-by-account basis at each reporting date and we establish an allowance for credit losses when there is objective evidence that a loan is impaired.

Collective allowance

Loans are grouped in portfolios of similar credit risk characteristics and impairment is assessed on a collective basis in two circumstances:

(i)	Incurred but not yet identified credit losses — for groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis:
•

A collective allowance is provided for losses which we estimate are inherent in the business and government portfolio as at the reporting date, but which have not yet been specifically identified from an individual assessment of the loan.

•

The collective allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The period between a loss occurring and its identification is estimated by management for each identified portfolio. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

•

Expected loss rates are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default (LGD) associated with each risk rating. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Historical loss experience is adjusted based on current observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

(ii)	For groups of loans where each loan is not considered to be individually significant:
•

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which collective allowances are established by reference to historical ratios of write-offs to current accounts and balances in arrears.

•

For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate PD and LGD parameters, which are used in the calculation of the collective allowance. For credit card loans, the historical loss experience enables CIBC to calculate roll-rate models in order to determine an allowance amount driven by flows to write-off.

•

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that affect the collective allowance calculation are updated regularly, based on our experience and that of the market in general.

Individual and collective allowances are provided for off-balance sheet credit exposures that are not measured at fair value. These allowances are included in Other liabilities.

AFS debt instruments

An AFS debt instrument is identified as impaired when there is objective observable evidence about our inability to collect the contractual principal or interest.

When an AFS debt instrument is determined to be impaired, an impairment loss is recognized by reclassifying the cumulative unrealized losses in AOCI to the consolidated statement of income. Impairment losses previously recognized in the consolidated statement of income are reversed in the consolidated statement of income if the fair value subsequently increases and the increase can be objectively determined to relate to an event occurring after the impairment loss was recognized.

AFS equity instruments

Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is information about significant adverse changes in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty.

When an AFS equity instrument is determined to be impaired, an impairment loss is recognized by reclassifying the cumulative unrealized losses in AOCI to the consolidated statement of income. Impairment losses previously recognized in the consolidated statement of income cannot be subsequently reversed. Further decreases in fair value subsequent to the recognition of an impairment loss are recognized directly in the consolidated statement of income, and subsequent increases in fair value are recognized in OCI.

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Consolidated financial statements

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates, while our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions with the objective of earning income.

All derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes are recognized immediately in Trading income (loss). The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives, including OTC derivatives that are centrally cleared, are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 12 for further information on the valuation of derivatives.

Derivatives used for ALM purposes that qualify for hedge accounting

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives used for ALM purposes that are not designated for hedge accounting” below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the change in the fair value of the hedging derivative differs from the change in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Any differences between the two represent hedge ineffectiveness that is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in FXOTT. Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, and as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows. We also designate cash flow hedges to hedge changes in CIBC’s share price in respect of certain cash-settled share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is recognized in OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We may designate NIFO hedges to mitigate the foreign exchange risk on our net investments in foreign operations with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion are recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation, as explained in the “Foreign currency translation” policy above.

Derivatives used for ALM purposes that are not designated for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO gains (losses), net. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense, as appropriate.

Embedded derivatives

All derivatives embedded in other financial instruments are accounted for as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined instrument is not classified as trading or designated as FVO. These embedded derivatives, which are classified together with the host

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Consolidated financial statements

instrument on the consolidated balance sheet, are measured at fair value, with changes therein included in Non-interest income – Other. The residual amount of the host instrument asset or liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest rate method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the residual host instrument. Where an embedded derivative is separable from the host instrument but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at fair value.

Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowing transactions.

Securitizations to non-consolidated SEs are accounted for as sales, with the related assets being derecognized, only where:

•	our contractual right to receive cash flows from the assets has expired;
•

we transfer our contractual rights to receive the cash flows of the financial asset, and have: (i) transferred substantially all the risks and rewards of ownership, or (ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	the transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus or Retained earnings as appropriate. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 120 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Based on our estimate of the commitments expected to be exercised, a financial liability would be recognized on our consolidated balance sheet, to which we apply the FVO. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the FVO commitment liability and the associated economic hedges are included in FVO gains (losses), net. In addition, since the fair value of the commitments is priced into the mortgage, the difference between the mortgage amount and its fair value at funding is recognized in the consolidated statement of income to offset the carrying value of the mortgage commitment that is released upon its expiry.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the present value of any expected payment when a payment under the guarantee has become probable. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component of total equity, net of income tax. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges, net gains (losses) related to fair value changes of FVO liabilities attributable to changes in own credit risk, and net gains (losses) on post-employment defined benefit plans.

Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities at potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity, net of income tax.

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Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Land, buildings and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings – 40 years
•	Computer equipment – 3 to 7 years
•	Office furniture and other equipment – 4 to 15 years
•	Leasehold improvements – over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

We consider a portion of land and a building underlying a finance lease arrangement as investment property since we sub-lease this portion to third parties. Our investment property is recognized initially at cost and is subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Our investment property is depreciated on a straight-line basis over its estimated useful life, being the term of the lease.

Rental income is included in Non-interest income – Other.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there are indicators that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 5 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit and customer relationship intangibles – on a declining balance over the expected life of the relationship, ranging from 10% to 12% per annum

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Impairment of non-financial assets

The carrying values of non-financial assets with definite useful lives, including buildings and equipment, investment property, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

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Consolidated financial statements

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our NIFOs and will not reverse in the foreseeable future. Deferred tax assets, other than those arising from our NIFOs, are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax assets arising from our NIFOs are recognized for deductible temporary differences which are expected to reverse in the foreseeable future to the extent that it is probable that future taxable profits will be available against which these deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity or tax reporting group.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of salary escalation, retirement ages of employees, mortality and expected health-care costs. This represents CIBC’s defined benefit obligation, which is measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

Plan assets are measured at fair value as at the reporting date.

The net defined benefit asset (liability) represents the present value of the defined benefit obligation less the fair value of plan assets. The net defined benefit asset (liability) is included in Other assets and Other liabilities, respectively.

Current service cost reflects the cost of providing post-employment benefits earned by employees in the current period. Current service cost is calculated as the present value of the benefits attributed to the current year of service and is recognized in the consolidated statement of income. Commencing in 2016, the current service cost is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan’s active participants. Previously the current service cost was calculated using the same discount rate used to measure the defined benefit obligation for both active and retired participants.

Past service costs arising from plan amendments or curtailments are recognized in net income in the period in which they arise.

Net interest income or expense comprises interest income on plan assets and interest expense on the defined benefit obligation. Interest income is calculated by applying the discount rate to the plan assets, and interest expense is calculated by applying the discount rate to the defined benefit obligation. Net interest income or expense is recognized in the consolidated statement of income.

Actuarial gains and losses represent changes in the present value of the defined benefit obligation which result from changes in actuarial assumptions and differences between previous actuarial assumptions and actual experience, and from differences between the actual return on plan assets and assumed interest income on plan assets. Net actuarial gains and losses are recognized in OCI in the period in which they arise and are not subject to subsequent reclassification to net income. Cumulative net actuarial gains and losses are included in AOCI.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). For plans where we do not have an unconditional right to a refund of surplus, we determine the asset ceiling by reference to future economic benefits available in the form of reductions in future contributions to the plan, in which case the present value of economic benefits is calculated giving consideration to minimum funding requirements for future service that apply to the plan. Where a reduction in future contributions to the plan is not currently realizable at the reporting date, we estimate whether we will have the ability to reduce contributions for future service at some point during the life of the plan by taking into account, among other things, expected future returns on plan assets. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a net defined benefit surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

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Consolidated financial statements

Share-based payments

We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under our Restricted Share Award (RSA) plans, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s performance relative to the other major Canadian banks.

The Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. The amount recognized is based on management’s best estimate of the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in Contributed surplus.

Compensation in the form of Deferred Share Units (DSUs) entitles the holder to receive the cash equivalent of a CIBC common share. We recognize compensation expense for each DSU granted equal to the market value of a CIBC common share at the grant date on which DSUs are awarded. Changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as Non-interest expense – Other.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.

Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money and the increase in the obligation due to the passage of time is presented as interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

Fee and commission income

The recognition of fee and commission income is determined by the purpose of the fee or commission and the basis of accounting for any associated financial instrument. Income earned on completion of a significant act is recognized when the act is completed. Income earned from the provision of services is recognized as revenue as the services are provided. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.

Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over the 12-month period to which they relate.

Investment management fees are primarily based on the respective value of the assets under management (AUM) or assets under administration (AUA) and are recognized over the period that the related services are provided. Investment management fees relating to our asset management and private wealth management business are generally calculated based on point in time AUM balances, whereas investment management fees relating to our retail brokerage business are generally calculated based on point in time AUA balances. Custodial fees are recognized as revenue over the applicable service period, which is generally the contract term.

Mutual fund fees are recognized over the period that the mutual funds are managed and are based upon the daily net asset values of the respective mutual funds.

Earnings per share

We present basic and diluted EPS for our common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that outstanding stock options,

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Consolidated financial statements

whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss attributable to CIBC common shareholders, diluted EPS equals basic EPS.

Changes in accounting policies

There are no new or amended accounting standards that are effective for CIBC this fiscal year.

Note 2	Fair value measurement

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of significant accounting policies” sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.

•

Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.

•

Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation techniques where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.

•	Level 3 – Non-observable or indicative prices or use of valuation techniques where one or more significant inputs are non-observable.

For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information, including any available pricing for similar instruments, recent arm’s-length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the fair value of the group of financial assets and liabilities are measured on the basis of the net open risks.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when market quotes or data become observable.

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place to ensure that the internal guidance on fair value measurement is being applied consistently and appropriately. Fair value of publicly issued securities and derivatives is independently validated at least once a month. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty. Fair value of privately issued securities is reviewed on a quarterly basis.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.

Methods and assumptions

Financial instruments with fair value equal to carrying value

For financial instruments that are not carried on the consolidated balance sheet at fair value and where we consider the carrying value to be a reasonable approximation of fair value due to their short-term nature and generally negligible credit risk, the fair values disclosed for these financial instruments are assumed to equal their carrying values. These financial instruments are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; deposits with demand features; and certain other financial assets and liabilities.

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Consolidated financial statements

Securities

The fair value of debt or equity securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.

Securities for which quotes in an active market are not available are valued using all reasonably available market information as described below.

Fair value of government issued or guaranteed securities that are not traded in an active market are calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information that is derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of LP investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.

Loans

The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the carrying value. The fair value of fixed-rate mortgages is estimated using a discounted cash flow calculation that uses current market interest rates with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently are assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates. Changes in credit and liquidity spreads since the loan inception date are not observable and are not factored into our determination of fair value.

The ultimate fair value of loans disclosed is net of the individual and collective allowances for impaired loans and loans not yet specifically identified as impaired, respectively. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

In determining the fair value of collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs) in our structured credit run-off business that are classified as loans and receivables, we apply valuation techniques using non-observable market inputs, including indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date.

Other assets and other liabilities

Other assets and other liabilities mainly comprise accrued interest receivable or payable, brokers’ client accounts receivable or payable, and accounts receivable or payable.

The fair values of other assets and other liabilities are primarily assumed to be at cost or amortized cost as we consider the carrying value to be a reasonable approximation of fair value.

Deposits

The fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using current market interest rates with similar remaining terms. The fair value of deposit notes issued to CIBC Capital Trust is determined by reference to the quoted market prices of CIBC Tier 1 Notes issued by CIBC Capital Trust. The fair value of deposit liabilities with embedded optionality includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity derivatives.

Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the referenced securities or comparable securities, and other inputs such as interest rate yield curves, market volatility levels, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

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Consolidated financial statements

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency derivatives, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses OIS curves as the discount rate for valuing collateralized derivatives and uses an estimated market cost of funds curve as the discount rate for valuing uncollateralized derivatives. The impact of valuing uncollateralized derivatives based on an estimated market cost of funds curve reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the credit valuation adjustment (CVA). In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

In addition to reflecting estimated market funding costs in our valuation of uncollateralized derivative receivables, we also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses. As noted above, the fair value of uncollateralized derivative liabilities based on market cost of funding generally includes adjustments for our own credit.

For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high quality reference assets where we expect no future credit degradation.

Where appropriate on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.

Mortgage commitments

The fair value of FVO mortgage commitments is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

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Consolidated financial statements

Fair value of financial instruments

		Carrying value
$ millions, as at October 31		Amortized cost	Fair value through net income		Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2016	Financial assets
	Cash and deposits with banks	$13,818	$347		$–	$14,165	$14,165	$–
	Securities	–	50,170		37,253	87,423	87,423	–
	Cash collateral on securities borrowed	5,433	–		–	5,433	5,433	–
	Securities purchased under resale agreements	28,377	–		–	28,377	28,377	–
	Loans
	Residential mortgages	187,077	–		–	187,077	187,583	506
	Personal	37,544	–		–	37,544	37,556	12
	Credit card	11,946	–		–	11,946	11,946	–
	Business and government	64,210	6,640		–	70,850	70,911	61
	Derivative instruments	–	27,762		–	27,762	27,762	–
	Customers’ liability under acceptances	12,364	–		–	12,364	12,364	–
	Other assets	8,356	–		–	8,356	8,356	–
	Financial liabilities
	Deposits
	Personal	$147,878	$203		$–	$148,081	$148,088	$7
	Business and government	187,050	3,190		–	190,240	190,812	572
	Bank	17,842	–		–	17,842	17,842	–
	Secured borrowings	39,393	91		–	39,484	39,881	397
	Derivative instruments	–	28,807		–	28,807	28,807	–
	Acceptances	12,395	–		–	12,395	12,395	–
	Obligations related to securities sold short	–	10,338		–	10,338	10,338	–
	Cash collateral on securities lent	2,518	–		–	2,518	2,518	–
	Obligations related to securities sold under repurchase agreements	11,694	–		–	11,694	11,694	–
	Other liabilities	8,219	146		–	8,365	8,365	–
	Subordinated indebtedness	3,366	–		–	3,366	3,633	267
2015	Financial assets
	Cash and deposits with banks	$18,136	$501		$–	$18,637	$18,637	$–
	Securities	–	46,448		28,534	74,982	74,982	–
	Cash collateral on securities borrowed	3,245	–		–	3,245	3,245	–
	Securities purchased under resale agreements	30,089	–		–	30,089	30,089	–
	Loans
	Residential mortgages	169,022	–		–	169,022	169,937	915
	Personal	36,049	–		–	36,049	36,064	15
	Credit card	11,466	–		–	11,466	11,466	–
	Business and government	58,657	5,991		–	64,648	64,736	88
	Derivative instruments	–	26,342		–	26,342	26,342	–
	Customers’ liability under acceptances	9,796	–		–	9,796	9,796	–
	Other assets	8,185	–		–	8,185	8,185	–
	Financial liabilities
	Deposits
	Personal	$137,287	$91		$–	$137,378	$137,394	$16
	Business and government	176,475	2,375	(1)	–	178,850	179,293	443
	Bank	10,785	–		–	10,785	10,785	–
	Secured borrowings	39,644	–		–	39,644	39,882	238
	Derivative instruments	–	29,057		–	29,057	29,057	–
	Acceptances	9,796	–		–	9,796	9,796	–
	Obligations related to securities sold short	–	9,806		–	9,806	9,806	–
	Cash collateral on securities lent	1,429	–		–	1,429	1,429	–
	Obligations related to securities sold under repurchase agreements	8,914	–		–	8,914	8,914	–
	Other liabilities	7,769	197		–	7,966	7,966	–
	Subordinated indebtedness	3,874	–		–	3,874	4,131	257

(1)	Represents deposit liabilities to which we have elected the FVO. Changes in fair value of these liabilities that are attributable to changes in our own credit risk are presented in OCI.

CIBC 2016 ANNUAL REPORT	113

Consolidated financial statements

Fair value of derivative instruments

$ millions, as at October 31				2016			2015
		Positive	Negative	Net	Positive	Negative	Net
Held for trading
Interest rate derivatives
Over-the-counter	– Forward rate agreements	$13	$44	$(31)	$65	$26	$39
	– Swap contracts	11,501	10,941	560	11,742	11,445	297
	– Purchased options	181	–	181	161	–	161
	– Written options	–	189	(189)	–	199	(199)
		11,695	11,174	521	11,968	11,670	298
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	–	–	–	–	–	–
	– Written options	–	–	–	–	–	–
		–	–	–	–	–	–
Total interest rate derivatives		11,695	11,174	521	11,968	11,670	298
Foreign exchange derivatives
Over-the-counter	– Forward contracts	3,693	3,545	148	2,527	2,892	(365)
	– Swap contracts	5,914	6,612	(698)	5,290	5,803	(513)
	– Purchased options	310	–	310	329	–	329
	– Written options	–	281	(281)	–	326	(326)
		9,917	10,438	(521)	8,146	9,021	(875)
Total foreign exchange derivatives		9,917	10,438	(521)	8,146	9,021	(875)
Credit derivatives
Over-the-counter	– Total return swap contracts – protection sold	–	–	–	–	4	(4)
	– Credit default swap contracts – protection purchased	141	14	127	171	31	140
	– Credit default contracts – protection sold	–	201	(201)	9	240	(231)
Total credit derivatives		141	215	(74)	180	275	(95)
Equity derivatives
Over-the-counter		385	1,473	(1,088)	547	1,030	(483)
Exchange-traded		742	493	249	398	410	(12)
Total equity derivatives		1,127	1,966	(839)	945	1,440	(495)
Precious metal derivatives
Over-the-counter		32	10	22	31	25	6
Exchange-traded		38	24	14	14	127	(113)
Total precious metal derivatives		70	34	36	45	152	(107)
Other commodity derivatives
Over-the-counter		1,365	825	540	1,102	2,300	(1,198)
Exchange-traded		123	192	(69)	374	201	173
Total other commodity derivatives		1,488	1,017	471	1,476	2,501	(1,025)
Total held for trading		24,438	24,844	(406)	22,760	25,059	(2,299)
Held for ALM
Interest rate derivatives
Over-the-counter	– Forward rate agreements	–	–	–	–	–	–
	– Swap contracts	737	789	(52)	928	1,034	(106)
	– Purchased options	8	–	8	8	–	8
	– Written options	–	–	–	–	–	–
		745	789	(44)	936	1,034	(98)
Exchange-traded	– Futures contracts	–	–	–	–	–	–
	– Purchased options	–	–	–	–	–	–
	– Written options	–	–	–	–	–	–
Total interest rate derivatives		745	789	(44)	936	1,034	(98)
Foreign exchange derivatives
Over-the-counter	– Forward contracts	228	33	195	53	11	42
	– Swap contracts	2,347	3,128	(781)	2,540	2,944	(404)
	– Written options	–	–	–	–	–	–
		2,575	3,161	(586)	2,593	2,955	(362)
Exchange-traded	– Futures contracts	–	–	–	–	–	–
Total foreign exchange derivatives		2,575	3,161	(586)	2,593	2,955	(362)
Credit derivatives
Over-the-counter	– Total return swap contracts – protection sold	–	–	–	–	–	–
	– Credit default swap contracts – protection purchased	1	–	1	3	–	3
	– Credit default contracts – protection sold	–	–	–	–	–	–
Total credit derivatives		1	–	1	3	–	3
Equity derivatives
Over-the-counter		3	13	(10)	50	9	41
Exchange-traded		–	–	–	–	–	–
Total equity derivatives		3	13	(10)	50	9	41
Precious metal derivatives
Over-the-counter		–	–	–	–	–	–
Exchange-traded		–	–	–	–	–	–
Total precious metal derivatives		–	–	–	–	–	–
Other commodity derivatives
Over-the-counter		–	–	–	–	–	–
Exchange-traded		–	–	–	–	–	–
Total other commodity derivatives		–	–	–	–	–	–
Total held for ALM		3,324	3,963	(639)	3,582	3,998	(416)
Total fair value		27,762	28,807	(1,045)	26,342	29,057	(2,715)
Less: effect of netting		(17,965)	(17,965)	–	(17,060)	(17,060)	–
		$9,797	$10,842	$(1,045)	$9,282	$11,997	$(2,715)
Average fair value of derivatives held for trading (1)	– Interest rate derivatives	$12,412	$11,949	$463	$12,099	$11,816	$283
	– Foreign exchange derivatives	10,223	11,089	(866)	9,537	10,382	(845)
	– Credit derivatives	159	240	(81)	393	497	(104)
	– Equity derivatives	1,050	1,690	(640)	860	1,272	(412)
	– Precious metal derivatives	103	116	(13)	121	180	(59)
	– Other commodity derivatives	1,496	2,005	(509)	1,346	2,457	(1,111)
		$25,443	$27,089	$(1,646)	$24,356	$26,604	$(2,248)

(1)	Average fair value represents monthly averages.

114	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Assets and liabilities not carried on the consolidated balance sheet at fair value

The table below presents the fair values by level within the fair value hierarchy for those assets and liabilities in which fair value is not assumed to equal the carrying value:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2016	Total 2015
$ millions, as at October 31	2016	2015	2016	2015	2016	2015
Financial assets
Loans
Residential mortgages	$–	$–	$–	$–	$187,583	$169,937	$187,583	$169,937
Personal	–	–	–	–	37,556	36,064	37,556	36,064
Credit card	–	–	–	–	11,946	11,466	11,946	11,466
Business and government	–	–	–	–	64,271	58,745	64,271	58,745
Investment in equity-accounted associates (1)	223	166	–	–	198	1,649	421	1,815
Financial liabilities
Deposits
Personal	$–	$–	$43,419	$41,197	$–	$–	$43,419	$41,197
Business and government	–	–	111,091	107,053	–	–	111,091	107,053
Bank	–	–	13,171	8,328	–	–	13,171	8,328
Secured borrowings	–	–	35,535	35,089	4,255	4,793	39,790	39,882
Subordinated indebtedness	–	–	3,633	4,131	–	–	3,633	4,131

(1)	See Note 26 for details of our equity-accounted associates.

Financial instruments carried on the consolidated balance sheet at fair value

The table below presents the fair values of financial instruments by level within the fair value hierarchy:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2016	Total 2015
$ millions, as at October 31	2016	2015	2016	2015	2016	2015
Financial assets
Deposits with banks	$–	$–	$347	$501	$–	$–	$347	$501
Trading securities
Government issued or guaranteed	1,474	2,566	9,307	7,780	–	–	10,781	10,346
Corporate equity	35,023	31,728	554	712	40	46	35,617	32,486
Corporate debt	–	–	1,853	2,083	–	–	1,853	2,083
Mortgage- and asset-backed	–	–	1,168	701	496	565	1,664	1,266
	36,497	34,294	12,882	11,276	536	611	49,915	46,181
Trading loans
Business and government	–	–	6,640	5,991	–	–	6,640	5,991
AFS securities
Government issued or guaranteed	1,429	841	22,445	15,824	–	–	23,874	16,665
Corporate equity	30	15	–	–	344	431	374	446
Corporate debt	–	–	5,838	4,070	5	6	5,843	4,076
Mortgage- and asset-backed	–	–	5,215	5,743	1,947	1,604	7,162	7,347
	1,459	856	33,498	25,637	2,296	2,041	37,253	28,534
FVO securities
Government issued or guaranteed	–	–	59	57	–	–	59	57
Corporate debt	–	–	102	99	–	–	102	99
Asset-backed	–	–	–	–	94	111	94	111
	–	–	161	156	94	111	255	267
Derivative instruments
Interest rate	–	–	12,409	12,878	31	26	12,440	12,904
Foreign exchange	–	–	12,492	10,739	–	–	12,492	10,739
Credit	–	–	2	18	140	165	142	183
Equity	742	398	364	596	24	1	1,130	995
Precious metal	–	14	70	31	–	–	70	45
Other commodity	161	374	1,327	1,102	–	–	1,488	1,476
	903	786	26,664	25,364	195	192	27,762	26,342
Total financial assets	$38,859	$35,936	$80,192	$68,925	$3,121	$2,955	$122,172	$107,816
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(3,124)	$(2,189)	$(506)	$(474)	$(3,630)	$(2,663)
Obligations related to securities sold short	(4,684)	(3,795)	(5,654)	(6,011)	–	–	(10,338)	(9,806)
	(4,684)	(3,795)	(8,778)	(8,200)	(506)	(474)	(13,968)	(12,469)
Derivative instruments
Interest rate	(2)	–	(11,926)	(12,678)	(35)	(26)	(11,963)	(12,704)
Foreign exchange	–	–	(13,599)	(11,976)	–	–	(13,599)	(11,976)
Credit	–	–	(18)	(31)	(197)	(244)	(215)	(275)
Equity	(491)	(410)	(1,446)	(1,012)	(42)	(27)	(1,979)	(1,449)
Precious metal	–	(127)	(34)	(25)	–	–	(34)	(152)
Other commodity	(216)	(201)	(801)	(2,300)	–	–	(1,017)	(2,501)
	(709)	(738)	(27,824)	(28,022)	(274)	(297)	(28,807)	(29,057)
Total financial liabilities	$(5,393)	$(4,533)	$(36,602)	$(36,222)	$(780)	$(771)	$(42,775)	$(41,526)

(1)	Comprises FVO deposits of $3,281 million (2015: $2,375 million), bifurcated embedded derivative liabilities of $203 million (2015: $91 million), FVO other liabilities of $11 million (2015: $11 million), and other financial liabilities measured at fair value of $135 million (2015: $186 million).

CIBC 2016 ANNUAL REPORT	115

Consolidated financial statements

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $548 million of trading securities (2015: $11 million) and $599 million of securities sold short (2015: $481 million) from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities. In addition, insignificant transfers between Level 2 and Level 3 were made during 2016 and 2015 as there were changes in the extent to which non-observable inputs have a significant impact on the fair value of these instruments or there were changes in the observability of one or more inputs that significantly impact their fair value.

The net gain recognized in the consolidated statement of income on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market inputs, for the year was $33 million (2015: $122 million; 2014: $88 million).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains/(losses) included in income
$ millions, for the year ended October 31	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
2016
Trading securities
Corporate equity	$46	$–	$3	$–	$–	$–	$4	$–	$–	$(13)	$40
Mortgage- and asset-backed	565	7	27	–	–	–	–	–	–	(103)	496
AFS securities
Corporate equity	431	67	(27)	(38)	–	–	35	–	(124)		344
Corporate debt	6	–	(1)	–	–	–	–	–	–	–	5
Mortgage- and asset-backed	1,604	4	–	(4)	–	–	1,156	–	(4)	(809)	1,947
FVO securities
Asset-backed	111	5	(1)	–	–	–	–	–	–	(21)	94
Derivative assets
Interest rate	26	(1)	–	–	–	–	6	–	–	–	31
Credit	165	(38)	13	–	–	–	–	–	–	–	140
Equity	1	–	7	–	–	–	16	–	–	–	24
Total assets	$2,955	$44	$21	$(42)	$–	$–	$1,217	$–	$(128)	$(946)	$3,121
Deposits and other liabilities (3)	$(474)	$(21)	$(36)	$–	$(7)	$3	$–	$(51)	$1	$79	$(506)
Derivative instruments
Interest rate	(26)	–	(2)	–	–	–	–	(7)	–	–	(35)
Credit	(244)	36	(6)	–	–	–	–	–	–	17	(197)
Equity	(27)	–	(3)	–	(1)	–	–	(11)	–	–	(42)
Total liabilities	$(771)	$15	$(47)	$–	$(8)	$3	$–	$(69)	$1	$96	$(780)
2015
Trading securities
Corporate equity	$–	$–	$1	$–	$46	$–	$–	$–	$–	$(1)	$46
Mortgage- and asset-backed	759	79	56	–	–	–	–	–	–	(329)	565
AFS securities
Corporate equity	600	107	(4)	(139)	–	–	62	–	(195)	–	431
Corporate debt	8	–	1	(1)	–	–	–	–	(2)	–	6
Mortgage- and asset-backed	622	–	–	4	–	–	1,287	–	–	(309)	1,604
FVO securities
Asset-backed	107	2	17	–	–	–	–	–	–	(15)	111
Derivative assets
Interest rate	21	–	7	–	–	–	–	–	(1)	(1)	26
Credit	204	(31)	(3)	–	–	–	–	–	–	(5)	165
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,322	$157	$75	$(136)	$46	$–	$1,349	$–	$(198)	$(660)	$2,955
Deposits and other liabilities (3)	$(729)	$(85)	$(25)	$–	$(1)	$23	$–	$(44)	$74	$313	$(474)
Derivative instruments
Interest rate	(21)	–	(8)	–	–	–	–	–	1	2	(26)
Credit	(270)	29	(15)	–	–	–	–	–	–	12	(244)
Equity	(14)	–	(6)	–	(10)	–	–	(2)	–	5	(27)
Total liabilities	$(1,034)	$(56)	$(54)	$–	$(11)	$23	$–	$(46)	$75	$332	$(771)

(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.
(3)	Includes FVO deposits of $318 million (2015: $338 million) and net bifurcated embedded derivative liabilities of $188 million (2015: $136 million).

116	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

						Range of inputs
$ millions, as at October 31	2016	Valuation techniques		Key non-observable inputs		Low	High
Trading securities
Corporate equity	$40	Net asset value		Net asset value		n/a	n/a
Mortgage- and asset-backed	496	Market proxy or direct broker quote		Market proxy or direct broker quote		–%	99.5%
AFS securities
Corporate equity
Limited partnerships	239	Adjusted net asset value	(1)	Net asset value		n/a	n/a
Private companies	105	Valuation multiple		Earnings multiple		8.0	11.0
				Revenue multiple		3.9	3.9
		Discounted cash flow		Discount rate		14.0%	14.0%
Corporate debt	5	Discounted cash flow		Discount rate		30.0%	30.0%
Mortgage- and asset-backed	1,947	Discounted cash flow		Credit spread		0.7%	1.2%
FVO securities
Asset-backed	94	Market proxy or direct broker quote		Market proxy or direct broker quote		71.7%	86.1%
Derivative instruments
Interest rate	31	Proprietary model	(2)	n/a		n/a	n/a
		Option model		Market volatility		22.2%	48.9%
Credit	140 (3)	Market proxy or direct broker quote		Market proxy or direct broker quote		24.1%	99.0%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread	(4)	–%	1.1%
Equity	24	Option model		Market volatility		13.4%	13.4%
				Market correlation		(18.8)%	88.6%
Total assets	$3,121
Deposits and other liabilities	$(506)	Market proxy or direct broker quote		Market proxy or direct broker quote		–%	97.0%
		Option model		Market volatility		8.8%	43.5%
				Market correlation		(53.8)%	100.0%
Derivative instruments
Interest rate	(35)	Proprietary model	(2)	n/a		n/a	n/a
Credit	(197)	Market proxy or direct broker quote		Market proxy or direct broker quote		–%	99.5%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread		–%	1.1%
Equity	(42)	Option model		Market correlation		(28.7)%	92.5%
Total liabilities	$(780)

(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the LP and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of CVA reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 15% to 70%.
(4)	Excludes financial guarantors.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the inter-relationships between those inputs and the sensitivity of fair value to changes in those inputs. We performed our Level 3 sensitivity analysis on an individual instrument basis, except for instruments managed within our structured credit run-off business for which we performed the sensitivity analysis on a portfolio basis to reflect the manner in which those financial instruments are managed.

Within our structured credit run-off business, our primary sources of exposure, which are derived either through direct holdings or derivatives, are U.S. residential mortgage market contracts, CLOs, corporate debt and other securities and loans. Structured credit positions classified as loans and receivables are carried at amortized cost and are excluded from this sensitivity analysis. The structured credit positions carried on the consolidated balance sheet at fair value are within trading securities, FVO securities, FVO structured note liability within deposits and derivatives. These fair values are generally derived from and are sensitive to non-observable inputs, including indicative broker quotes and internal models that utilize default rates, recovery rates, prepayment rates and credit spreads. Indicative broker quotes are derived from proxy pricing in an inactive market or from the brokers’ internal valuation models. These quotes are used to value our trading and FVO securities, FVO structured note liability and derivatives. A significant increase in the indicative broker prices or quotes would result in an increase in the fair value of our Level 3 securities and note liability but a decrease in the fair value of our credit derivatives. The fair value of our credit derivatives referencing CLO assets are also impacted by other key non-observable inputs, including:

•

Prepayment rates – which are a measure of the future expected repayment of a loan by a borrower in advance of the scheduled due date. Prepayment rates are driven by consumer behaviour, economic conditions and other factors. A significant increase in prepayment rates of the underlying loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in our Level 3 credit derivatives.

•

Recovery rates – which are an estimate of the amount that will be recovered following a default by a borrower. Recovery rates are expressed as one minus a LGD rate. Hence, a significant increase in the recovery rate of the underlying defaulted loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives.

•

Credit spreads – which are the premium over a benchmark interest rate in the market to reflect a lower credit quality of a financial instrument and form part of the discount rates used in a discounted cash flow model. A significant increase in the credit spread, which raises the discount rate applied to future cash flows of the referenced CLO assets, would result in a decrease in the fair value of referenced CLO assets and an increase in the fair value of our Level 3 credit derivatives.

CIBC 2016 ANNUAL REPORT	117

Consolidated financial statements

•

Default rates or probabilities of default – which are the likelihood of a borrower’s inability to repay its obligations as they become contractually due. A significant increase in the default rate of the underlying loan collateral of the referenced CLO assets up to a certain reasonably possible level would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives. This impact is due to accelerated principal repayments from the defaulted underlying loan collateral and the subordination structure of the referenced CLO assets. In general, higher default rates have a positive correlation with credit spreads, but a negative correlation with recovery rates and prepayment rates, with the respective impact on fair value as described above.

The fair value of the credit derivatives is also sensitive to CVA for counterparty risk on the credit derivative counterparty.

The impact of adjusting the indicative broker quotes, default rates, recovery rates, prepayment rates and credit spreads noted above to reasonably possible alternatives would increase the net fair value by up to $4 million or decrease the net fair value by up to $4 million (2015: increase the net fair value by up to $5 million or decrease the net fair value by up to $1 million) in respect of financial instruments carried at fair value in our structured credit run-off business. Changes in fair value of a Level 3 FVO structured note liability and the Level 3 positions that the note hedges are excluded from this sensitivity analysis because reasonably possible changes in fair value are expected to be largely offsetting.

The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. Earnings multiples or revenue multiples represent the ratios of earnings or revenue to enterprise value and are often used as non-observable inputs in the fair value measurement of our investments in private companies. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company-specific factors. The fair value of private companies is sensitive to changes in the multiple we apply. A significant increase in earnings multiples or revenue multiples generally results in an increase in the fair value of our investments in private companies. By adjusting the multiple and implied volatility within a reasonably possible range, the aggregate fair value of our investments in private companies would increase by $16 million or decrease by $9 million (2015: increase by $22 million or decrease by $10 million).

The fair value of our LPs is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of LPs is sensitive to changes in the net asset value and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our LPs would increase or decrease by $24 million.

The fair value of our ABS is determined based on non-observable credit spreads. A significant increase in credit spreads generally results in a decrease in the fair value of our Level 3 ABS. By adjusting the credit spreads within a reasonably possible range, the fair value of our ABS would increase or decrease by $2 million (2015: $3 million).

While our standalone derivatives are recorded as derivative assets or derivative liabilities, our bifurcated Level 3 embedded derivatives are recorded within deposits and other liabilities. The determination of the fair value of certain bifurcated embedded derivatives and certain standalone derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options, which are inherent in many of our Level 3 derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 derivatives. Correlation inputs are used to value those derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the inter-relationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 derivatives and embedded derivatives. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our Level 3 standalone derivatives and embedded derivatives would increase by $23 million or decrease by $24 million (2015: increase or decrease by $12 million).

FVO assets

FVO securities include certain debt securities that were designated as FVO on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

FVO liabilities

FVO deposits and other liabilities include:

•

Certain business and government deposit liabilities and certain secured borrowings that are economically hedged with derivatives and other financial instruments, and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

•	Our mortgage commitments to retail clients to provide mortgages at fixed rates that are economically hedged with derivatives and other financial instruments.

The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between i) the period over period change in the present value of the expected cash flows using a discount curve adjusted for our own credit; and ii) the period over period change in the present value of the same expected cash flows using a discount curve based on the benchmark curve adjusted for our own credit as implied at inception of the FVO liability. The pre-tax impact of changes in CIBC’s own credit risk on our FVO liabilities were losses of $6 million for the year, and nil cumulatively.

The estimated contractual settlement amount of FVO deposits is $4 million lower (2015: $4 million lower) than its fair value.

118	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Note 3	Significant acquisitions and dispositions

2016

Acquisition of PrivateBancorp, Inc.

On June 29, 2016, we announced that we had entered into a definitive agreement to acquire PrivateBancorp, Inc. (PrivateBancorp) and its subsidiary, The PrivateBank and Trust Company (PrivateBank). PrivateBank is a Chicago-based middle-market commercial bank with private banking and wealth management capabilities.

CIBC will pay US$18.80 in cash and 0.3657 of a CIBC common share for each share of PrivateBancorp common stock. Based on the June 28, 2016 closing price of CIBC’s common shares on the New York Stock Exchange (US$77.11), the total transaction value is approximately US$3.8 billion (C$4.9 billion) or US$47.00 of value per share of PrivateBancorp common stock at announcement. Based on the number of PrivateBancorp shares outstanding at the date of announcement, CIBC would be required to issue approximately 29 million CIBC common shares and pay approximately US$1.5 billion in cash in order to satisfy the consideration payable. The final transaction value is subject to change as it is dependent upon: (i) the closing price of CIBC’s common shares on the New York Stock Exchange on the date of close, (ii) the number of PrivateBancorp common shares outstanding on the date of close, and (iii) foreign exchange rates on the date of close as the cash consideration is denominated in US dollars.

The transaction is expected to close in the first calendar quarter of 2017 and is subject to customary closing conditions, including regulatory approvals and the approval of PrivateBancorp’s common shareholders. A special meeting of PrivateBancorp’s common stockholders to vote on the transaction is scheduled for December 8, 2016. The results of PrivateBancorp will only be consolidated with CIBC’s results following the close of the transaction.

Sale of equity investment

We completed the sale of American Century Investments (ACI) to Nomura Holding America Inc. (Nomura) on May 19, 2016 for proceeds of US$1,045 million. As a result, we recognized a gain on sale, net of related transaction costs, of $428 million ($383 million after-tax), in our Wealth Management strategic business unit (SBU) which included cumulative foreign exchange translation gains, net of designated hedges, of $155 million ($141 million after-tax) which were reclassified from AOCI.

Our minority investment in ACI was classified as held for sale and measured at the lower of its carrying value and fair value less costs to sell upon the announcement on December 21, 2015 that we had entered into a definitive agreement with Nomura to sell our minority investment. Prior to May 19, 2016, the carrying amount of our held for sale investment in ACI was included within Investments in equity-accounted associates and joint ventures. We also ceased recognition of income from equity-accounted associates relating to ACI following its classification as held for sale on the date of the announcement.

2015

Sale of equity investment

On April 30, 2015, CIBC sold its equity investment in The Bank of N.T. Butterfield & Son Limited, which was accounted for as an associate within Corporate and Other, for an amount, net of associated expenses, that approximated its carrying value.

CIBC 2016 ANNUAL REPORT	119

Consolidated financial statements

Note 4	Securities

	Residual term to contractual maturity
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2016 Total		2015 Total
	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
AFS securities
Securities issued or guaranteed by:
Canadian federal government	$162	0.6%	$6,476	1.1%	$417	1.3%	$–	–%	$–	–%	$7,055	1.1%	$2,544	1.2%
Other Canadian governments	49	3.1	2,525	1.4	3,094	1.5	–	–	–	–	5,668	1.5	3,910	1.7
U.S. Treasury and agencies	3,169	0.4	4,650	1.0	–	–	8	1.1	–	–	7,827	0.8	7,359	0.4
Other foreign governments	1,524	1.6	1,326	2.2	229	5.1	245	5.4	–	–	3,324	2.4	2,852	2.6
Mortgage-backed securities (2)	814	0.2	1,862	1.0	11	1.2	1,940	0.9	–	–	4,627	0.8	5,163	0.7
Asset-backed securities	3	1.3	859	1.9	1,198	1.8	475	1.0	–	–	2,535	1.7	2,184	1.6
Corporate public debt	1,702	1.1	4,014	1.0	108	6.7	14	5.5	–	–	5,838	1.2	4,070	1.1
Corporate private debt	–	–	5	10.0	–	–	–	–	–	–	5	10.0	6	10.0
Total debt securities	7,423		21,717		5,057		2,682		–		36,879		28,088
Corporate public equity	–	–	–	–	–	–	–	–	34	n/m	34	n/m	17	n/m
Corporate private equity	–	–	–	–	–	–	–	–	340	n/m	340	n/m	429	n/m
Total equity securities	–		–		–		–		374		374		446
Total AFS securities	$7,423		$21,717		$5,057		$2,682		$374		$37,253		$28,534
Trading securities
Securities issued or guaranteed by:
Canadian federal government	$1,287		$1,588		$671		$344		$–		$3,890		$4,293
Other Canadian governments	932		731		1,674		3,215		–		6,552		5,652
U.S. Treasury and agencies	34		121		12		27		–		194		197
Other foreign governments	3		42		71		29		–		145		204
Mortgage-backed securities (3)	276		716		39		14		–		1,045		471
Asset-backed securities	35		84		–		500		–		619		795
Corporate public debt	736		804		240		73		–		1,853		2,083
Corporate public equity	–		–		–		–		35,617		35,617		32,486
Total trading securities	$3,303		$4,086		$2,707		$4,202		$35,617		$49,915		$46,181
FVO securities
Securities issued or guaranteed by:
Other Canadian governments	$–		$–		$–		$59		$–		$59		$57
Asset-backed securities	–		–		–		94		–		94		111
Corporate public debt	102		–		–		–		–		102		99
Total FVO securities	$102		$–		$–		$153		$–		$255		$267
Total securities (4)	$10,828		$25,803		$7,764		$7,037		$35,991		$87,423		$74,982

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities.
(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC), with amortized cost of $971 million (2015: $1,223 million) and fair value of $975 million (2015: $1,226 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $1,521 million (2015: $1,914 million) and fair value of $1,521 million (2015: $1,913 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), with amortized cost of $849 million (2015: $1,221 million) and fair value of $848 million (2015: $1,221 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $1,248 million (2015: $742 million) and fair value of $1,246 million (2015: $744 million).
(3)	Includes securities backed by mortgages insured by the CMHC of $986 million (2015: $397 million).
(4)	Includes securities denominated in U.S. dollars with carrying value of $27.4 billion (2015: $25.1 billion) and securities denominated in other foreign currencies with carrying value of $1,253 million (2015: $1,068 million).
n/m	Not meaningful.

Fair value of AFS securities

$ millions, as at October 31				2016				2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$7,028	$28	$(1)	$7,055	$2,552	$1	$(9)	$2,544
Other Canadian governments	5,646	25	(3)	5,668	3,921	2	(13)	3,910
U.S. Treasury and agencies	7,820	9	(2)	7,827	7,366	2	(9)	7,359
Other foreign governments	3,326	15	(17)	3,324	2,860	10	(18)	2,852
Mortgage-backed securities	4,626	6	(5)	4,627	5,158	10	(5)	5,163
Asset-backed securities	2,533	3	(1)	2,535	2,179	12	(7)	2,184
Corporate public debt	5,842	12	(16)	5,838	4,084	4	(18)	4,070
Corporate private debt	5	–	–	5	5	1	–	6
Corporate public equity (1)	10	24	–	34	10	7	–	17
Corporate private equity	211	132	(3)	340	263	167	(1)	429
	$37,047	$254	$(48)	$37,253	$28,398	$216	$(80)	$28,534

(1)	Includes restricted stock.

For AFS securities where the fair value is less than the amortized cost, the following table presents fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

120	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

	2016						2015
	Less than 12 months		12 months or longer		Total		Less than 12 months		12 months or longer		Total
$ millions, as at October 31	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Securities issued or guaranteed by:
Canadian federal government	$247	$–	$608	$(1)	$855	$(1)	$1,463	$(9)	$–	$–	$1,463	$(9)
Other Canadian governments	90	–	538	(3)	628	(3)	3,290	(12)	50	(1)	3,340	(13)
U.S. Treasury and agencies	804	(1)	1,121	(1)	1,925	(2)	5,390	(9)	–	–	5,390	(9)
Other foreign governments	756	(3)	461	(14)	1,217	(17)	1,245	(5)	118	(13)	1,363	(18)
Mortgage-backed securities	993	(2)	778	(3)	1,771	(5)	2,588	(5)	28	–	2,616	(5)
Asset-backed securities	378	–	502	(1)	880	(1)	1,602	(7)	–	–	1,602	(7)
Corporate public debt	1,097	(4)	1,624	(12)	2,721	(16)	2,580	(7)	482	(11)	3,062	(18)
Corporate private debt	–	–	–	–	–	–	–	–	–	–	–	–
Corporate public equity	–	–	–	–	–	–	–	–	–	–	–	–
Corporate private equity	10	(1)	15	(2)	25	(3)	39	(1)	1	–	40	(1)
	$4,375	$(11)	$5,647	$(37)	$10,022	$(48)	$18,197	$(55)	$679	$(25)	$18,876	$(80)

As at October 31, 2016, the amortized cost of 240 AFS securities that are in a gross unrealized loss position (2015: 250 securities) exceeded their fair value by $48 million (2015: $80 million). The securities that have been in a gross unrealized loss position for more than a year include 81 AFS securities (2015: 28 securities), with a gross unrealized loss of $37 million (2015: $25 million). We have determined that these AFS securities were not impaired.

The table below presents realized gains, losses, and write-downs on AFS securities:

$ millions, for the year ended October 31	2016	2015	2014
Realized gains	$108	$163	$242
Realized losses	(8)	(20)	(36)
Impairment write-downs
Equity securities	(27)	(5)	(5)
	$73	$138	$201

Note 5	Loans(1)(2)

$ millions, as at October 31					2016					2015
	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total
Residential mortgages	$187,298	$1	$220	$221	$187,077	$169,258	$1	$235	$236	$169,022
Personal (3)	38,041	8	489	497	37,544	36,517	7	461	468	36,049
Credit card	12,332	–	386	386	11,946	11,804	–	338	338	11,466
Business and government (4)	71,437	249	338	587	70,850	65,276	303	325	628	64,648
	$309,108	$258	$1,433	$1,691	$307,417	$282,855	$311	$1,359	$1,670	$281,185

(1)	Loans are net of unearned income of $346 million (2015: $320 million).
(2)	Includes gross loans of $35.6 billion (2015: $31.5 billion) denominated in U.S. dollars and $4.2 billion (2015: $4.1 billion) denominated in other foreign currencies.
(3)	Includes $51 million (2015: $61 million) related to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of the total amount outstanding, $50 million (2015: $60 million) relates to individuals who are no longer employed by CIBC.
(4)	Includes trading loans of $6,640 million (2015: $5,991 million).

Allowance for credit losses

Individual allowance

	Residential mortgages			Personal			Business and government			Total
$ millions, for the year ended October 31	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Balance at beginning of year	$1	$1	$1	$7	$9	$9	$303	$328	$310	$311	$338	$320
Provision for (reversal of) credit losses	–	–	–	1	(1)	–	187	77	136	188	76	136
Write-offs	–	–	–	–	(1)	–	(231)	(142)	(120)	(231)	(143)	(120)
Recoveries	–	–	–	–	–	–	8	4	6	8	4	6
Interest income on impaired loans	–	–	–	–	–	–	(20)	(8)	(14)	(20)	(8)	(14)
Foreign exchange and other	–	–	–	–	–	–	2	44	10	2	44	10
Balance at end of year	$1	$1	$1	$8	$7	$9	$249	$303	$328	$258	$311	$338

CIBC 2016 ANNUAL REPORT	121

Consolidated financial statements

Collective allowance

	Residential mortgages			Personal			Credit card			Business and government			Total
$ millions, as at or for the year ended October 31	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
Balance at beginning of year	$235	$208	$159	$461	$451	$442	$338	$386	$517	$417	$353	$320	$1,451	$1,398	$1,438
Provision for credit losses	34	37	83	319	263	284	452	322	378	58	73	56	863	695	801
Write-offs	(34)	(32)	(27)	(336)	(302)	(312)	(524)	(495)	(564)	(28)	(32)	(35)	(922)	(861)	(938)
Recoveries	–	–	–	49	51	43	120	125	136	6	6	7	175	182	186
Interest income on impaired loans	(7)	(7)	(8)	(2)	(8)	(8)	–	–	–	–	–	–	(9)	(15)	(16)
Foreign exchange and other	(8)	29	1	(2)	6	2	–	–	(81)	7	17	5	(3)	52	(73)
Balance at end of year	$220	$235	$208	$489	$461	$451	$386	$338	$386	$460	$417	$353	$1,555	$1,451	$1,398
Comprises:
Loans	$220	$235	$208	$489	$461	$451	$386	$338	$386	$338	$325	$277	$1,433	$1,359	$1,322
Undrawn credit facilities (1)	–	–	–	–	–	–	–	–	–	122	92	76	122	92	76

(1)	Included in Other liabilities on the consolidated balance sheet.

Impaired loans

$ millions, as at October 31				2016				2015
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired
Residential mortgages	$514	$1	$167	$346	$573	$1	$187	$385
Personal	193	8	137	48	187	7	138	42
Business and government	951	249	10	692	659	303	10	346
Total impaired loans (2)(3)	$1,658	$258	$314	$1,086	$1,419	$311	$335	$773

(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,241 million (2015: $1,116 million) on balances and commitments which are not impaired.
(2)	Average balance of gross impaired loans was $1,587 million (2015: $1,471 million).
(3)	Foreclosed assets of $18 million (2015: $16 million) were included in Other assets on the consolidated balance sheet.

Contractually past due loans but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at October 31	Less than 31 days	31 to 90 days	Over 90 days	2016 Total	2015 Total
Residential mortgages	$2,244	$802	$216	$3,262	$2,855
Personal	621	168	21	810	692
Credit card	607	180	103	890	762
Business and government	208	130	25	363	344
	$3,680	$1,280	$365	$5,325	$4,653

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $101 million (2015: $96 million), of which $27 million (2015: $21 million) was in Canada and $74 million (2015: $75 million) was outside Canada. During the year, interest recognized on impaired loans was $29 million (2015: $23 million), and interest recognized on loans before being classified as impaired was $61 million (2015: $38 million), of which $38 million (2015: $35 million) was in Canada and $23 million (2015: $3 million) was outside Canada.

122	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Credit quality of the loans portfolio

The following tables provide the credit quality of business and government loans and acceptances and retail loans by carrying value. For details on the CIBC rating categories and PD bands, see the “Credit risk” section of the MD&A.

Net business and government loans and acceptances

$ millions, for the year ended October 31						2016	2015
Grade	CIBC rating	PD bands	Corporate	Sovereign	Banks	Total	Total
Investment grade	00 – 47	0.01% – 0.38%	$37,148	$1,814	$914	$39,876	$29,239
Non-investment grade	51 – 67	0.39% – 12.11%	34,950	453	586	35,989	33,189
Watch list	70 – 80	12.11% – 99.99%	1,054	2	–	1,056	630
Default	90	100%	636	–	–	636	372
Total advanced internal ratings-based (AIRB) exposure			$73,788	$2,269	$1,500	$77,557	$63,430
Strong			$1,314	$–	$2	$1,316	$6,432
Good			124	–	–	124	495
Satisfactory			18	–	–	18	143
Weak			7	–	–	7	46
Default			4	–	–	4	4
Total slotted exposure			$1,467	$–	$2	$1,469	$7,120
Standardized exposure			$3,767	$273	$476	$4,516	$4,209
			$79,022	$2,542	$1,978	$83,542	$74,759
Less: collective allowance on non-impaired loans						$328	$315
Net business and government loans and acceptances (1)						$83,214	$74,444

(1)	Includes customers’ liability under acceptances of $12,364 million (2015: $9,796 million).

Net retail loans

$ millions, for the year ended October 31					2016	2015
Risk level	PD bands	Residential mortgages	Personal	Cards	Total	Total
Exceptionally low	0.01% – 0.20%	$148,665	$19,498	$3,206	$171,369	$158,224
Very low	0.21% – 0.50%	17,242	3,862	765	21,869	13,280
Low	0.51% – 2.00%	15,479	8,363	3,889	27,731	31,176
Medium	2.01% – 10.00%	2,651	4,935	3,533	11,119	8,984
High	10.01% – 99.99%	275	710	781	1,766	1,534
Default	100%	133	7	–	140	101
Total AIRB exposure		$184,445	$37,375	$12,174	$233,994	$213,299
Strong		$142	$–	$–	$142	$714
Good		1	–	–	1	53
Satisfactory		51	–	–	51	118
Weak		1	–	–	1	1
Default		1	–	–	1	1
Total slotted exposure		$196	$–	$–	$196	$887
Standardized exposure		$2,489	$521	$158	$3,168	$3,060
Less: collective allowance on non-impaired loans		$53	$352	$386	$791	$709
Net retail loans		$187,077	$37,544	$11,946	$236,567	$216,537

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2016	2015	2014
Interest income	$12,092	$11,483	$11,477
Interest expense	3,726	3,568	4,018
Net interest income	8,366	7,915	7,459
Provision for credit losses	1,051	771	937
Net interest income after provision for credit losses	$7,315	$7,144	$6,522

CIBC 2016 ANNUAL REPORT	123

Consolidated financial statements

Note 6	Structured entities and derecognition of financial assets

Structured entities

SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Consolidated structured entities

We consolidate the following SEs:

Multi-seller conduit

We sponsor a consolidated multi-seller conduit in Canada that purchases financial assets from clients and finances the purchases by issuing ABS. The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of over-collateralization. We hold all of the outstanding ABS.

Residential mortgage securitization trusts

Clear Trust (Clear) originated Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages. Clear sold these mortgages to Crisp Trust (Crisp). Crisp funded the purchase of these mortgages through the issuance of commercial paper to investors, which was secured by the mortgages. We hold all of the outstanding commercial paper and the mortgages are presented as Residential mortgages within Loans on the consolidated balance sheet. This program is in run-off.

Credit card securitization trusts

We sell an ownership interest in a revolving pool of credit card receivables generated under certain credit card accounts to Cards II Trust (Cards II). Cards II purchases a proportionate share of credit card receivables on certain credit card accounts within designated portfolios, with the proceeds received from the issuance of notes.

Our credit card securitizations are revolving securitizations, with credit card receivable balances fluctuating from month to month as credit card clients repay their balances and new receivables are generated.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

As at October 31, 2016, $4.2 billion of credit card receivable assets with a fair value of $4.2 billion (2015: $4.8 billion with a fair value of $4.8 billion) supported associated funding liabilities of $4.2 billion with a fair value of $4.2 billion (2015: $4.8 billion with a fair value of $4.8 billion).

Covered bond guarantor

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of CMHC insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal.

For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at October 31, 2016, our structured program had outstanding covered bond liabilities of $1.0 billion with a fair value of $1.0 billion (2015: $4.3 billion with a fair value of $4.3 billion) and our legislative program had outstanding covered bond liabilities of $13.2 billion with a fair value of $13.3 billion (2015: $7.7 billion with a fair value of $7.7 billion). The covered bond liabilities are supported by a contractually-determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

CIBC-managed investment funds

We establish and manage investment funds such as mutual funds and pooled funds. We act as an investment manager and earn market-based management fees, and for certain pooled funds, performance fees which are generally based on the performance of the funds. Seed capital is provided from time to time to CIBC-managed investment funds for initial launch. We consolidate those investment funds in which we have power to direct the relevant activities of the funds and in which our seed capital, or our units held, are significant relative to the total variability of returns of the funds such that we are deemed to be a principal rather than an agent. As at October 31, 2016, the total assets and non-controlling interests in the consolidated CIBC-managed investment funds were $68 million and $6 million, respectively (2015: $25 million and nil, respectively). Non-controlling interests in consolidated CIBC-managed investment funds are included in Other liabilities as the investment fund units are mandatorily redeemable at the option of the investor.

Non-consolidated structured entities

The following SEs are not consolidated by CIBC:

Single-seller and multi-seller conduits

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. Our multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. Our single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers. As at October 31, 2016, the total assets in our single-seller conduit and multi-seller conduits amounted to $6.0 billion (2015: $4.5 billion).

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for our managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We also may purchase ABCP issued by our multi-seller conduits for market making purposes.

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Consolidated financial statements

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to our own sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

Third-party structured vehicles – continuing

We have investments in and provide liquidity and credit facilities to third-party SEs through our treasury and trading activities. We also have investments in LPs in which we generally are a passive investor of the LPs as a limited partner, and in some cases, we are the co-general partner and have significant influence over the LPs. Similar to other limited partners, we are obligated to provide funding up to our commitment level to these LPs.

Pass-through investment structures

We have exposure to units of third-party or CIBC-managed investment funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party managed investment funds with the desired exposure to the referenced funds in a tax efficient manner.

Commercial mortgage securitization trust

We sold commercial mortgages through a pass-through arrangement with a trust that securitized these mortgages into various classes of ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee. As at October 31, 2016, the total outstanding ownership certificates in the Commercial mortgage securitization trust amounted to $177 million (2015: $254 million).

CIBC Capital Trust

We have issued senior deposit notes to CIBC Capital Trust, which funds the purchase of these notes through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are eligible for Tier 1 regulatory capital treatment and are subject to the phase-out rules for capital instruments that will be viewed as non-qualifying capital instruments. See Note 16 for additional details.

CIBC-managed investment funds

As indicated above, we establish investment funds, including mutual funds and pooled funds, to provide clients with investment opportunities and we may receive management fees and performance fees. We may hold insignificant amounts of fund units in these CIBC-managed funds. We do not consolidate these funds if we do not have significant variability of returns from our interests in these funds such that we are deemed to be an agent through our capacity as the investment manager, rather than as a principal. We do not guarantee the performance of CIBC-managed investment funds. As at October 31, 2016, the total AUM in the non-consolidated CIBC-managed investment funds amounted to $101.4 billion (2015: $94.4 billion).

CIBC structured collateralized debt obligation vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles. As at October 31, 2016, the assets in the CIBC structured CDO vehicles have a total principal amount of $0.9 billion (2015: $1.0 billion).

Third-party structured vehicles – structured credit run-off

Similar to our structured activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading, which earned us a spread on matching positions.

Sponsored non-consolidated structured entities in which CIBC has no interest

In assessing whether CIBC is considered a sponsor for disclosure purposes, CIBC considers the significance of its involvement with the entity and its role in establishing and setting up the SE. Factors for considering whether CIBC is a sponsor include the extent of CIBC’s involvement in the creation and design of the SE, whether CIBC continues to manage ongoing operations, and whether CIBC is the majority user of the entity. CIBC is a sponsor of certain SEs in our structured credit run-off business in which we have no interest. The amount of assets transferred by CIBC to these SEs was nil for the years ended October 31, 2016 and 2015. Income received from the SEs was insignificant for the years ended October 31, 2016 and 2015.

CIBC 2016 ANNUAL REPORT	125

Consolidated financial statements

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at October 31, 2016	Single-seller and multi-seller conduits		Third-party structured vehicles – continuing	Pass-through investment structures	Commercial mortgage securitization trust	CIBC Capital Trust	CIBC-managed investment funds	CIBC structured CDO vehicles	Third-party structured vehicles – run-off
On-balance sheet assets at carrying value (1)
Trading securities	$10		$166	$395	$7	$–	$–	$7	$489
AFS securities	–		2,707	–	–	–	–	3	–
FVO securities	–		–	–	–	–	–	–	94
Loans	103		1,770	–	–	–	–	–	317
Investments in equity-accounted associates and joint ventures	–		4	–	–	6	33	–	–
Derivatives (2)	–		–	7	–	–	–	–	–
	$113		$4,647	$402	$7	$6	$33	$10	$900
October 31, 2015	$153		$3,490	$610	$13	$7	$–	$9	$1,449
On-balance sheet liabilities at carrying value (1)
Deposits	$–		$–	$–	$–	$1,664	$–	$–	$–
Derivatives (2)	–		–	–	–	–	–	–	174
	$–		$–	$–	$–	$1,664	$–	$–	$174
October 31, 2015	$–		$–	$120	$–	$1,680	$–	$1	$213
Maximum exposure to loss, net of hedges
Investments and loans	$113		$4,647	$395	$7	$6	$33	$10	$900
Notional of written derivatives, less fair value losses	–		–	–	–	–	–	–	145
Liquidity, credit facilities and commitments	5,500	(3)	1,398	–	–	75	–	28	–
Less: hedges of investments, loans and written derivatives exposure	–		–	(395)	–	–	–	–	(674)
	$5,613		$6,045	$–	$7	$81	$33	$38	$371
October 31, 2015	$4,125		$4,475	$–	$13	$82	$–	$58	$548

(1)	Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(2)	Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.
(3)	Excludes an additional $1.8 billion (2015: $0.9 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $10 million (2015: $59 million) relating to our direct investments in the multi-seller conduits which we consider investment exposure.

We also hold investments in a variety of third-party investment funds, which include, but are not limited to, exchange-traded funds, mutual funds, and investment trusts. We buy and sell units of these investment funds as part of trading activities or client facilitation businesses that are managed as part of larger portfolios. We generally are a passive investor and are not the investment manager in any of these investment funds. We are not the sponsor of any third-party investment funds, nor do we have the power over key decision-making activities of the funds. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided to these funds. In addition, we issue certain structured notes and enter into equity derivatives that are referenced to the return of certain investment funds. Accordingly, we do not include our interests in these third-party investment funds in the table above.

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgage securitizations

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) MBS under the NHA MBS Program, sponsored by the CMHC. Under the Canada Mortgage Bond Program, sponsored by the CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as a counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to the CMHC under the Government of Canada’s Insured Mortgage Purchase Program as well as other third-party investors.

The sale of mortgage pools that comprise the NHA MBS do not qualify for derecognition as we retain the pre-payment, credit, and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Deposits – Secured borrowing liabilities.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

Securities lent for cash collateral or for securities collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

126	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at October 31		2016		2015
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$19,967	$20,021	$21,793	$21,911
Securities held by counterparties as collateral under repurchase agreements (2)(3)	2,326	2,326	3,353	3,353
Securities lent for securities collateral (2)(3)	19,564	19,564	16,864	16,864
	$41,857	$41,911	$42,010	$42,128
Carrying amount of associated liabilities (4)	$42,902	$43,186	$43,117	$43,337

(1)	Includes $2.4 billion (2015: $2.2 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $825 million (2015: $770 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $26.3 billion with a fair value of $26.4 billion (2015: $32.7 billion with a fair value of $32.8 billion) of mortgages that were not transferred to external parties.

Note 7	Land, buildings and equipment

$ millions, as at or for the year ended October 31		Land and buildings (1)	Computer equipment	Office furniture and other equipment (2)	Leasehold improvements	Total
2016	Cost
	Balance at beginning of year	$1,502	$896	$825	$941	$4,164
	Additions (3)	38	132	41	78	289
	Disposals (4)	(32)	(48)	(11)	(15)	(106)
	Adjustments (5)	23	3	4	3	33
	Balance at end of year	$1,531	$983	$859	$1,007	$4,380
2015	Balance at end of year	$1,502	$896	$825	$941	$4,164
2016	Accumulated amortization
	Balance at beginning of year	$630	$680	$372	$585	$2,267
	Amortization and impairment (4)(6)	42	106	43	67	258
	Disposals (4)	(19)	(18)	(5)	(9)	(51)
	Adjustments (5)	8	3	1	(4)	8
	Balance at end of year	$661	$771	$411	$639	$2,482
2015	Balance at end of year	$630	$680	$372	$585	$2,267
	Net book value
	As at October 31, 2016	$870	$212	$448	$368	$1,898
	As at October 31, 2015	$872	$216	$453	$356	$1,897

(1)	Includes land and building underlying a finance lease arrangement. See below for further details.
(2)	Includes $134 million (2015: $129 million) of work-in-progress not subject to amortization.
(3)	Includes acquisitions through business combinations of nil (2015: nil).
(4)	Includes write-offs of fully amortized assets.
(5)	Includes foreign currency translation adjustments.
(6)	Includes nil (2015: $2 million) of impairment loss relating to leasehold improvements.

Net additions and disposals during the year were: Retail and Business Banking net additions of $68 million (2015: net additions of $37 million); Wealth Management net additions of $20 million (2015: net disposals of $5 million); Capital Markets net additions of $5 million (2015: net disposals of $4 million); and Corporate and Other net additions of $90 million (2015: net disposals of $55 million).

Finance lease property

Included in land and buildings above is a finance lease property, a portion of which is rented out and considered an investment property. The carrying value of the finance lease property is as follows:

$ millions, for the year ended October 31	2016	2015
Balance at beginning of year	$432	$392
Amortization	(24)	(22)
Foreign currency adjustments	10	62
Balance at end of year	$418	$432

Rental income of $99 million (2015: $94 million; 2014: $81 million) was generated from the investment property. Interest expense of $30 million (2015: $30 million; 2014: $28 million) and non-interest expenses of $49 million (2015: $46 million; 2014: $42 million) were incurred in respect of the finance lease property. Our commitment related to the finance lease is disclosed in Note 22.

CIBC 2016 ANNUAL REPORT	127

Consolidated financial statements

Note 8	Goodwill, software and other intangible assets

Goodwill

The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows from other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have three significant CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

		CGUs
$ millions, for the year ended October 31		CIBC FirstCaribbean	Canadian Wealth Management	Atlantic Trust	Other	Total
2016	Balance at beginning of year	$410	$884	$105	$127	$1,526
	Acquisitions	–	–	–	–	–
	Impairment	–	–	–	–	–
	Foreign currency translation adjustments	11	–	2	–	13
	Balance at end of year	$421	$884	$107	$127	$1,539
2015	Balance at beginning of year (1)	$353	$884	$89	$124	$1,450
	Acquisitions	–	–	–	–	–
	Impairment	–	–	–	–	–
	Foreign currency translation adjustments	57	–	16	3	76
	Balance at end of year	$410	$884	$105	$127	$1,526

(1)	Net of cumulative impairment charges for FirstCaribbean International Bank Limited (CIBC FirstCaribbean) goodwill of $623 million, nil for other CGUs.

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC became the majority shareholder of CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in corporate banking, retail banking, wealth management, credit cards, treasury sales and trading, and investment banking. CIBC FirstCaribbean, which has assets of over US$10 billion, operates in the Caribbean and is traded on the stock exchanges of Barbados, Trinidad, Bahamas and Eastern Caribbean. The results of CIBC FirstCaribbean are included in Corporate and Other.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations.

We have determined that for the impairment testing performed as at August 1, 2016, the estimated recoverable amount of the CIBC FirstCaribbean CGU approximated its carrying amount. As a result, no impairment charge was recognized during 2016. The forecast for CIBC FirstCaribbean used in our impairment test reflected the currently challenging, but improving, economic conditions which continue to persist in the Caribbean region, as well as an expected further recovery in those conditions during the forecast period.

A terminal growth rate of 2.5% as at August 1, 2016 (August 1, 2015: 2.5%) was applied to the years after the five-year forecast. All of the forecasted cash flows were discounted at an after-tax rate of 13% as at August 1, 2016 (14.4% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at August 1, 2015). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate, (ii) an equity risk premium, (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and (iv) a country risk premium. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

Estimation of the recoverable amount is an area of significant judgment. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We estimated that a 10% decrease in each of the terminal year’s and subsequent years’ forecasted cash flows would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $140 million as at August 1, 2016. We also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $90 million as at August 1, 2016. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify, counteract or obfuscate the disclosed sensitivities.

Canadian Wealth Management

The recoverable amount of the Canadian Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporates the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples of those comparable wealth management institutions ranged from 9.4 to 22.0 as at August 1, 2016 (August 1, 2015: 11.2 to 17.0).

We have determined that the estimated recoverable amount of the Wealth Management CGU was well in excess of its carrying amount as at August 1, 2016. As a result, no impairment charge was recognized during 2016.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

128	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Atlantic Trust

The recoverable amount of the Atlantic Trust CGU is determined using a value in use calculation that is estimated using a five-year cash flow projection which is based on a three-year plan that was reviewed by senior management and included in the three-year consolidated CIBC plan that was reviewed by the Board.

We have determined that for the impairment testing performed as at August 1, 2016, the estimated recoverable amount of the Atlantic Trust CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2016. A terminal growth rate of 3% (August 1, 2015: 3%) was applied to the terminal forecast year. All of the forecasted cash flows were discounted at a rate of 13% (August 1, 2015: 13%) which we believe to be a risk-adjusted interest rate appropriate to Atlantic Trust.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

Other

The goodwill relating to the Other CGUs is comprised of amounts which individually are not considered to be significant. We have determined that for the impairment testing performed as at August 1, 2016, the estimated recoverable amount of these CGUs was in excess of their carrying amounts.

Allocation to strategic business units

Goodwill of $1,539 million (2015: $1,526 million) is allocated to the SBUs as follows: Wealth Management of $991 million (2015: $989 million), Corporate and Other of $470 million (2015: $459 million), Capital Markets of $63 million (2015: $63 million) and Retail and Business Banking of $15 million (2015: $15 million).

Software and other intangible assets

The carrying amount of indefinite-lived intangible assets is provided in the following table:

$ millions, as at or for the year ended October 31		Contract based (1)	Brand name (2)	Total
2016	Balance at beginning of year	$116	$26	$142
	Foreign currency translation adjustments	–	–	–
	Balance at end of year	$116	$26	$142
2015	Balance at beginning of year	$116	$22	$138
	Foreign currency translation adjustments	–	4	4
	Balance at end of year	$116	$26	$142

(1)	Represents management contracts purchased as part of past acquisitions.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software (1)	Core deposit intangibles (2)	Contract based (3)	Customer relationships (4)	Total
2016	Gross carrying amount
	Balance at beginning of year	$1,837	$296	$41	$188	$2,362
	Additions	423	–	–	–	423
	Disposals (5)	(20)	–	–	–	(20)
	Adjustments (6)	3	8	–	2	13
	Balance at end of year	$2,243	$304	$41	$190	$2,778
2015	Balance at end of year	$1,837	$296	$41	$188	$2,362
2016	Accumulated amortization
	Balance at beginning of year	$999	$211	$31	$66	$1,307
	Amortization and impairment (5)(7)	175	10	4	15	204
	Disposals (5)	(8)	–	–	–	(8)
	Adjustments (6)	2	5	–	–	7
	Balance at end of year	$1,168	$226	$35	$81	$1,510
2015	Balance at end of year	$999	$211	$31	$66	$1,307
	Net book value
	As at October 31, 2016	$1,075	$78	$6	$109	$1,268
	As at October 31, 2015	$838	$85	$10	$122	$1,055

(1)	Includes $438 million (2015: $405 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.
(3)	Represents a combination of management contracts purchased as part of past acquisitions.
(4)	Represents customer relationships associated with the acquisitions of Atlantic Trust, Griffis & Small, LLC, the private wealth management business of MFS McLean Budden, and the MasterCard portfolio.
(5)	Includes write-offs of fully amortized assets.
(6)	Includes foreign currency translation adjustments.
(7)	Includes impairment losses relating to software of $1 million (2015: $2 million).

Net additions and disposals of gross carrying amount during the year were: Retail and Business Banking net disposals of $11 million (2015: net disposals of $17 million); Wealth Management net disposals of nil (2015: net disposals of $1 million); Capital Markets net disposals of nil (2015: net disposals of nil); and Corporate and Other net additions of $414 million (2015: net additions of $261 million).

CIBC 2016 ANNUAL REPORT	129

Consolidated financial statements

Note 9	Other assets

$ millions, as at October 31	2016	2015
Accrued interest receivable	$833	$735
Defined benefit asset (Note 19)	187	518
Gold and silver certificates	586	427
Brokers’ client accounts	1,016	734
Current tax receivable	1,738	1,724
Other prepayments	698	748
Derivative collateral receivable	6,022	5,460
Accounts receivable	485	601
Other	467	1,112
	$12,032	$12,059

Note 10	Deposits(1)(2)

$ millions, as at October 31	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	2016 Total	2015 Total
Personal	$11,317	$93,149	$43,615	$148,081	$137,378
Business and government (6)	43,520	33,011	113,709	190,240	178,850
Bank	4,401	271	13,170	17,842	10,785
Secured borrowings (7)	–	–	39,484	39,484	39,644
	$59,238	$126,431	$209,978	$395,647	$366,657
Comprises:
Held at amortized cost				$392,366	$364,282
Designated at fair value				3,281	2,375
				$395,647	$366,657
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$45,709	$41,614
In foreign offices				4,005	3,583
Interest-bearing deposits
In domestic offices				276,330	253,989
In foreign offices				69,603	65,673
U.S. federal funds purchased				–	1,798
				$395,647	$366,657

(1)	Includes deposits of $103.5 billion (2015: $101.4 billion) denominated in U.S. dollars and deposits of $22.8 billion (2015: $14.2 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $2,406 million (2015: $2,428 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Includes $1,664 million (2015: $1,680 million) of Notes issued to CIBC Capital Trust.
(7)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

Note 11	Other liabilities

$ millions, as at October 31	2016	2015
Accrued interest payable	$988	$1,060
Defined benefit liability (Note 19)	894	746
Gold and silver certificates	135	131
Brokers’ client accounts	1,548	1,418
Derivative collateral payable	2,850	2,751
Other deferred items	645	603
Negotiable instruments	805	799
Accounts payable and accrued expenses	1,605	1,514
Other	3,428	3,173
	$12,898	$12,195

130	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Note 12	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2016		2015
	Assets	Liabilities	Assets	Liabilities
Trading (Note 2)	$24,438	$24,844	$22,760	$25,059
ALM (Note 2)
Designated accounting hedges (Note 13)	2,494	2,794	2,562	2,663
Economic hedges (1)	830	1,169	1,020	1,335
	$27,762	$28,807	$26,342	$29,057

(1)	Comprises derivatives not designated in hedge accounting relationships under IAS 39.

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions. OTC transactions consist of: (i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract, and (ii) contracts that are bilaterally negotiated and then cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through, a CCP. The industry promotes the use of CCPs to clear OTC trades. The central clearing of derivative contracts generally facilitates the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCPs.

The remainder of our derivative contracts are exchange-traded derivatives, which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, to either buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument has a market price which varies in response to changes in interest rates. Options are transacted in both OTC and exchange markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.

Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain TRS.

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a CCP.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event, the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

Within our structured credit run-off business, we have purchased and sold credit protection with CDS and TRS contracts on reference assets that include corporate debt, CDOs of residential mortgages, trust preferred securities, and CLOs.

CIBC 2016 ANNUAL REPORT	131

Consolidated financial statements

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for amounts that are based either on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is generally no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments:

$ millions, as at October 31						2016		2015
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM	Trading	ALM
Interest rate derivatives
Over-the-counter
Forward rate agreements	$13,001	$–	$–	$13,001	$4,465	$8,536	$5,392	$5,521
Centrally cleared forward rate agreements	186,505	14,732	–	201,237	201,237	–	140,806	–
Swap contracts	70,423	206,780	74,842	352,045	257,417	94,628	270,991	104,902
Centrally cleared swap contracts	636,140	564,287	188,668	1,389,095	1,185,842	203,253	732,249	165,623
Purchased options	3,586	1,871	4,587	10,044	4,231	5,813	3,980	4,156
Written options	2,411	1,829	497	4,737	4,637	100	4,532	–
	912,066	789,499	268,594	1,970,159	1,657,829	312,330	1,157,950	280,202
Exchange-traded
Futures contracts	61,689	12,010	–	73,699	71,144	2,555	76,782	1,108
Purchased options	536	–	–	536	536	–	1	–
Written options	–	–	–	–	–	–	8	–
	62,225	12,010	–	74,235	71,680	2,555	76,791	1,108
Total interest rate derivatives	974,291	801,509	268,594	2,044,394	1,729,509	314,885	1,234,741	281,310
Foreign exchange derivatives
Over-the-counter
Forward contracts	271,255	5,954	983	278,192	270,193	7,999	254,096	9,054
Swap contracts	185,881	47,799	20,768	254,448	194,034	60,414	157,206	43,091
Purchased options	21,500	1,833	62	23,395	23,395	–	19,550	–
Written options	22,998	665	52	23,715	23,715	–	22,594	127
	501,634	56,251	21,865	579,750	511,337	68,413	453,446	52,272
Exchange-traded
Futures contracts	–	–	–	–	–	–	–	–
Total foreign exchange derivatives	501,634	56,251	21,865	579,750	511,337	68,413	453,446	52,272
Credit derivatives
Over-the-counter
Total return swap contracts – protection sold	91	–	–	91	91	–	519	–
Credit default swap contracts – protection purchased	5,123	526	4	5,653	5,653	–	6,593	–
Centrally cleared credit default swap contracts – protection purchased	67	253	1,140	1,460	1,286	174	1,991	386
Credit default swap contracts – protection sold	4,484	182	206	4,872	4,872	–	5,032	–
Centrally cleared credit default swap contracts – protection sold	13	–	–	13	–	13	732	–
Total credit derivatives	9,778	961	1,350	12,089	11,902	187	14,867	386
Equity derivatives
Over-the-counter	61,930	10,354	335	72,619	71,742	877	42,125	811
Exchange-traded	27,110	6,882	24	34,016	34,016	–	19,304	–
Total equity derivatives	89,040	17,236	359	106,635	105,758	877	61,429	811
Precious metal derivatives
Over-the-counter	1,029	59	–	1,088	1,088	–	1,446	–
Exchange-traded	755	3	–	758	758	–	2,999	–
Total precious metal derivatives	1,784	62	–	1,846	1,846	–	4,445	–
Other commodity derivatives
Over-the-counter	9,493	10,938	3,132	23,563	23,563	–	18,671	–
Centrally cleared commodity derivatives	13	34	–	47	47	–	14	–
Exchange-traded	12,026	6,388	142	18,556	18,556	–	18,049	–
Total other commodity derivatives	21,532	17,360	3,274	42,166	42,166	–	36,734	–
Total notional amount of which:	$1,598,059	$893,379	$295,442	$2,786,880	$2,402,518	$384,362	$1,805,662	$334,779
Over-the-counter (1)	1,495,943	868,096	295,276	2,659,315	2,277,508	381,807	1,688,519	333,671
Exchange-traded	102,116	25,283	166	127,565	125,010	2,555	117,143	1,108

(1)	For OTC derivatives that are not centrally cleared, $872.3 billion (2015: $806.7 billion) are with counterparties that have two-way collateral posting arrangements, $12.9 billion (2015: $13.7 billion) are with counterparties that have one-way collateral posting arrangements, and $182.3 billion (2015: $160.0 billion) are with counterparties that have no collateral posting arrangements. All counterparties with whom we have one-way collateral posting arrangements are sovereign entities.

132	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivatives, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value as relevant interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the aforementioned factors is generally referred to as market risk.

Market risk arising from derivative trading activities is managed in order to mitigate risk with a view to maximize trading income. To manage market risk, we may enter into contracts with other market makers or undertake cash market hedges.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. We clear all eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we will novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC’s credit risk exposure.

We negotiate netting agreements to contain the build-up of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which is a bilateral security agreement that, among other things, provides for the exchange of collateral between parties in the event that one party’s exposure to the other exceeds agreed upon thresholds.

Written OTC options, including CDS, generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. These written options will, however, have some credit risk to the extent of any unpaid premiums.

Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.

The following table summarizes our credit exposure arising from derivatives, except for those that are traded on an exchange or are CCP settled, as they are subject to daily margining requirements. The calculation of the risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts that have a positive market value, representing an unrealized gain to us. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

CIBC 2016 ANNUAL REPORT	133

Consolidated financial statements

$ millions, as at October 31					2016					2015
	Current replacement cost			Credit equivalent amount (1)	Risk- weighted amount	Current replacement cost			Credit equivalent amount (1)	Risk- weighted amount
	Trading	ALM	Total			Trading	ALM	Total
Interest rate derivatives
Over-the-counter
Forward rate agreements	$13	$–	$13	$32	$2	$65	$–	$65	$69	$8
Swap contracts	11,501	737	12,238	5,075	915	11,742	928	12,670	4,536	884
Purchased options	181	8	189	36	13	161	8	169	38	26
	11,695	745	12,440	5,143	930	11,968	936	12,904	4,643	918
Exchange-traded	–	–	–	72	2	–	–	–	89	3
	11,695	745	12,440	5,215	932	11,968	936	12,904	4,732	921
Foreign exchange derivatives
Over-the-counter
Forward contracts	3,693	228	3,921	3,356	900	2,527	53	2,580	2,541	668
Swap contracts	5,914	2,347	8,261	3,734	673	5,290	2,540	7,830	3,456	656
Purchased options	310	–	310	358	123	329	–	329	403	173
	9,917	2,575	12,492	7,448	1,696	8,146	2,593	10,739	6,400	1,497
Credit derivatives
Over-the-counter
Credit default swap contracts
– protection purchased	141	1	142	146	7	171	3	174	204	14
– protection sold	–	–	–	–	–	9	–	9	9	–
	141	1	142	146	7	180	3	183	213	14
Equity derivatives
Over-the-counter	385	3	388	1,912	379	547	50	597	1,590	254
Exchange-traded	742	–	742	1,648	49	398	–	398	1,342	36
	1,127	3	1,130	3,560	428	945	50	995	2,932	290
Precious metal derivatives
Over-the-counter	32	–	32	30	17	31	–	31	20	6
Exchange-traded	38	–	38	4	–	14	–	14	224	8
	70	–	70	34	17	45	–	45	244	14
Other commodity derivatives
Over-the-counter	1,365	–	1,365	2,254	1,025	1,102	–	1,102	1,737	616
Exchange-traded	123	–	123	969	39	374	–	374	2,299	77
	1,488	–	1,488	3,223	1,064	1,476	–	1,476	4,036	693
Non-trade exposure related to central counterparties (CCP)					286					347
Common equity tier 1 (CET1) CVA charge					2,977					2,685
Total derivatives before netting	24,438	3,324	27,762	19,626	7,407	22,760	3,582	26,342	18,557	6,461
Less: effect of netting			(17,965)					(17,060)
Total derivatives			$9,797	$19,626	$7,407			$9,282	$18,557	$6,461

(1)	Sum of current replacement cost and potential future exposure, adjusted for the master netting agreements and the impact of collateral amounting to $3,940 million (2015: $3,586 million). The collateral comprises cash of $2,683 million (2015: $2,528 million) and government securities of $1,257 million (2015: $1,058 million).

Operating limits

We establish counterparty credit limits and limits for CCP exposures based on a counterparty’s creditworthiness and the type of trading relationship with each counterparty (underlying agreements, business volumes, product types, tenors, etc.)

CVA

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

Financial guarantors

Contracts we have with financial guarantors are primarily credit derivatives. Fair value based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market-observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a gain of $2 million (2015: $6 million; 2014: $18 million) against our receivables from financial guarantors. We have not terminated any contracts with financial guarantors during the year (2015: nil; 2014: loss of $9 million). The fair value of derivative contracts with financial guarantors, net of CVA, was $2 million (2015: $9 million).

Non-financial guarantors

Our methodology in establishing CVA against other derivative counterparties is also calculated using a fair value based exposure measure. We use market-observed credit spreads or proxies, as appropriate. During the year, we recorded a loss of $14 million (2015: loss of $7 million; 2014: loss of $1 million, excluding the impact of the adoption of funding valuation adjustments) on our positions with non-financial guarantors derivative counterparties.

134	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Note 13	Designated accounting hedges

The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of income:

$ millions, for the year ended October 31	2016	2015	2014
Fair value hedges (1)
Gains (losses) on hedging instruments	$(520)	$(213)	$(174)
Gains (losses) on hedged items attributable to hedged risks	458	163	149
	$(62)	$(50)	$(25)
Cash flow hedges (2)(3)	$–	$1	$1

(1)	Recognized in Net interest income.
(2)	Recognized in Non-interest income – Other and Non-interest expenses – Other.
(3)	Includes NIFO hedges.

Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value, cash flow, and NIFO hedging activities are included in the consolidated statement of income, and are not significant for the years ended October 31, 2016, 2015 and 2014.

The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31			2016			2015
	Derivatives notional amount	Carrying value		Derivatives notional amount	Carrying value
		Positive	Negative		Positive	Negative
Fair value hedges	$182,610	$2,250	$1,255	$140,891	$2,352	$1,466
Cash flow hedges	23,210	244	394	19,329	210	162
NIFO hedges	4,390	–	1,145	4,038	–	1,035
	$210,210	$2,494	$2,794	$164,258	$2,562	$2,663

In addition, foreign currency denominated deposit liabilities of $45 million (2015: $43 million) and $12.6 billion (2015: $1.8 billion) have been designated as hedging instruments in fair value hedges of foreign exchange risk and NIFO hedges, respectively.

The cash flows designated as hedged items are expected to occur as follows:

$ millions, as at October 31		Within 1 year	1 – 3 years	3 – 8 years	Over 8 years
2016	Cash inflows	$–	$–	$–	$–
	Cash outflows	(340)	(632)	(35)	–
	Net cash flows	$(340)	$(632)	$(35)	$–
2015	Net cash flows	$(336)	$(566)	$(41)	$–

Cash flows designated in cash flow hedges of $174 million, $156 million and $35 million are expected to affect net income in the next 12 months, 1 to 3 years and 3 to 8 years, respectively (2015: $145 million, $109 million and $41 million, respectively).

CIBC 2016 ANNUAL REPORT	135

Consolidated financial statements

Note 14	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness funds foreign currency denominated assets (including our NIFOs). All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at October 31											2016		2015
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price (1) and par	At par		Denominated in foreign currency			Par value	Carrying value (2)	Par value	Carrying value (2)
Fixed	(3)	September 23, 2018						TT$195 million		$39	$39	$40	$40
3.15		November 2, 2020			November 2, 2015	(4)				–	–	1,500	1,500
6.00	(5)	June 6, 2023		June 6, 2008	June 6, 2018					600	600	600	600
3.00	(6)(7)	October 28, 2024			October 28, 2019					1,000	1,002	1,000	1,000
3.42	(7)(8)	January 26, 2026			January 26, 2021					1,000	1,004	–	–
8.70		May 25, 2029	(9)							25	45	25	44
11.60		January 7, 2031		January 7, 1996						200	201	200	200
10.80		May 15, 2031		May 15, 2021						150	151	150	150
8.70		May 25, 2032	(9)							25	47	25	45
8.70		May 25, 2033	(9)							25	48	25	46
8.70		May 25, 2035	(9)							25	51	25	48
Floating	(10)	July 31, 2084			July 27, 1990		US$	99 million	(11)	133	133	151	151
Floating (12)		August 31, 2085			August 20, 1991			US$36 million		48	48	47	47
										3,270	3,369	3,788	3,871
Subordinated indebtedness sold short (held) for trading purposes										(3)	(3)	3	3
										$3,267	$3,366	$3,791	$3,874

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on March 23, 2007 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of CIBC FirstCaribbean, and guaranteed on a subordinated basis by CIBC FirstCaribbean. Interest rate is fixed for the first two years at 7.90%; then fixed for the next three years at 8.15%; thereafter fixed at 8.75% for the remaining tenor. Effective September 23, 2012, the subordinated notes were amended, and the maturity date was extended to September 23, 2018 and the interest was reduced to 4.35% per annum for the remaining term.
(4)	On November 2, 2015, we redeemed all $1.5 billion of our 3.15% Debentures due November 2, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.
(5)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.50% above the three-month Canadian dollar bankers’ acceptance rate.
(6)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.19% above the three-month Canadian dollar bankers’ acceptance rate.
(7)	Debentures are also subject to a Non-Viability Contingent Capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplements).
(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.57% above the three-month Canadian dollar bankers’ acceptance rate.
(9)	Not redeemable prior to maturity date.
(10)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.
(11)	US$16 million (2015: US$33 million) of this issue was repurchased and cancelled during the year.
(12)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

136	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Note 15	Common and preferred share capital

Common shares

CIBC’s authorized capital consists of an unlimited number of common shares, without nominal or par value.

Normal course issuer bid

The following table shows common shares purchased and cancelled under previously expired NCIBs.

$ millions, except number of shares, as at or for the year ended October 31		2016		2015		2014		Total
TSX approval date	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
September 4, 2013 (1)	–	$–	–	$–	3,369,000	$315	3,369,000	$315
September 16, 2014	–	–	–	–	–	–	–	–
September 16, 2015 (2)	3,081,300	270	115,900	11	–	–	3,197,200	281
	3,081,300	$270	115,900	$11	3,369,000	$315	6,566,200	$596

(1)	Common shares were repurchased at an average price of $91.31 under this NCIB.
(2)	Common shares were repurchased at an average price of $87.83 under this NCIB, including 1,400,000 common shares purchased and cancelled under a private agreement at an average price of $86.94 for a total amount of $122 million on January 8, 2016.

Preferred shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

Outstanding shares and dividends paid

$ millions, except number of shares and per share amounts, as at or for the year ended October 31				2016				2015				2014
	Shares outstanding		Dividends paid		Shares outstanding		Dividends paid		Shares outstanding		Dividends paid
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share
Common shares (1)	397,070,280	$8,026	$1,879	$4.75	397,291,068	$7,813	$1,708	$4.30	397,021,477	$7,782	$1,567	$3.94
Class A Preferred Shares
Series 26 (2)	–	$–	$–	$–	–	$–	$–	$–	–	$–	$14	$1.44
Series 27 (3)	–	–	–	–	–	–	4	0.35	12,000,000	300	17	1.40
Series 29 (4)	–	–	–	–	–	–	8	0.68	13,232,342	331	18	1.35
Series 33 (5)	–	–	–	–	–	–	–	–	–	–	12	1.00
Series 35 (6)	–	–	–	–	–	–	–	–	–	–	10	0.81
Series 37 (7)	–	–	–	–	–	–	–	–	–	–	10	1.22
Series 39 (8)	16,000,000	400	16	0.98	16,000,000	400	16	0.98	16,000,000	400	6	0.38
Series 41 (9)	12,000,000	300	11	0.94	12,000,000	300	10	0.82	–	–	–	–
Series 43 (10)	12,000,000	300	11	0.90	12,000,000	300	7	0.58	–	–	–	–
		$1,000	$38			$1,000	$45			$1,031	$87

(1)	Included short position in treasury shares of 14,882 (2015: included short position in treasury shares of 6,491; 2014: net of treasury shares held of 22,239).
(2)	We redeemed all of our 10 million Non-cumulative Class A Series 26 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on October 31, 2014.
(3)	We redeemed all of our 12 million Non-cumulative Class A Preferred Shares Series 27 with a par value of $25.00 each at a redemption price of $25.00 per share for cash on January 31, 2015.
(4)	We redeemed all of our 13,232,342 Non-cumulative Class A Preferred Shares Series 29 with a par value of $25.00 each at a redemption price of $25.00 per share for cash on April 30, 2015.
(5)	We redeemed all of our 12 million Non-cumulative Rate Reset Class A Series 33 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on July 31, 2014.
(6)	We redeemed all of our 13 million Non-cumulative Rate Reset Class A Series 35 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on April 30, 2014.
(7)	We redeemed all of our 8 million Non-cumulative Rate Reset Class A Series 37 Preferred Shares with a par value of $25.00 each at a redemption price of $25.00 per share for cash on July 31, 2014.
(8)	We issued 16 million Non-cumulative Rate Reset Class A Series 39 Preferred Shares with a par value of $25.00 per share, for the gross sales proceeds of $400 million on June 11, 2014.
(9)	We issued 12 million Non-cumulative Rate Reset Class A Series 41 Preferred Shares with a par value of $25.00 per share, for the gross sales proceeds of $300 million on December 16, 2014.
(10)	We issued 12 million Non-cumulative Rate Reset Class A Series 43 Preferred Shares with a par value of $25.00 per share, for the gross sales proceeds of $300 million on March 11, 2015.

Preferred share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Non-cumulative Rate Reset Class A Preferred Shares Series 39, 41 and 43 (NVCC) are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares)

On March 11, 2015, we issued 12 million Series 43 shares with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of July 31, 2020, the Series 43 shares pay quarterly cash dividends, if declared, at a rate of 3.60%. On July 31, 2020, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2020 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2025 and on July 31 every five years thereafter.

CIBC 2016 ANNUAL REPORT	137

Consolidated financial statements

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares)

On December 16, 2014, we issued 12 million Series 41 shares with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of January 31, 2020, the Series 41 shares pay quarterly cash dividends, if declared, at a rate of 3.75%. On January 31, 2020, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2020 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2025 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares)

On June 11, 2014, we issued 16 million Series 39 shares with a par value of $25.00 per share, for gross proceeds of $400 million. For the initial five year period to the earliest redemption date of July 31, 2019, the Series 39 shares pay quarterly cash dividends, if declared, at a rate of 3.90%. On July 31, 2019, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC) (Series 40 shares), subject to certain conditions, on July 31, 2019 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2019, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2024, and on July 31 every five years thereafter.

Series 39, Series 40, Series 41, Series 42, Series 43 and Series 44 shares are subject to an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of a “Trigger Event” as described in the capital adequacy guidelines. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). We have recorded the Series 39, Series 41 and Series 43 shares as equity.

Terms of Class A Preferred Shares

Outstanding as at October 31, 2016	Quarterly dividends per share	Earliest specified redemption date	Cash redemption price per share
Series 39	$0.243750	July 31, 2019	$25.00
Series 41	$0.234375	January 31, 2020	$25.00
Series 43	$0.225000	July 31, 2020	$25.00

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2016		2015		2014
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of year	397,291,068	$7,813	397,021,477	$7,782	399,249,736	$7,753
Issuance pursuant to:
Stock option plans	815,767	72	356,661	30	1,156,530	96
Shareholder investment plan (1)	1,662,972	164	–	–	–	–
Employee share purchase plan (2)	373,382	37	–	–	–	–
	400,143,189	$8,086	397,378,138	$7,812	400,406,266	$7,849
Purchase of common shares for cancellation	(3,081,300)	(61)	(115,900)	(2)	(3,369,000)	(65)
Treasury shares	8,391	1	28,830	3	(15,789)	(2)
Balance at end of year	397,070,280	$8,026	397,291,068	$7,813	397,021,477	$7,782

(1)	Commencing with the dividends paid on October 28, 2016, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan received a 2% discount from average market price on dividends reinvested in additional common shares issued from Treasury. Commencing November 1, 2016, the participants in the Share Purchase Option of the Plan will receive shares issued from Treasury with no discount. Previously shares distributed under the Plan were acquired in the open market.
(2)	Commencing June 29, 2016, employee contributions to our Canadian ESPP have been used to purchase common shares from Treasury. Previously these shares were acquired in the open market.

Common shares reserved for issue

As at October 31, 2016, 6,525,893 common shares (2015: 7,341,660) were reserved for future issue pursuant to stock option plans, 5,912,208 common shares (2015: 7,575,180) were reserved for future issue pursuant to the shareholder investment plan, 3,842,701 common shares (2015: 4,216,083) were reserved for future issue pursuant to the employee share purchase plan, and 851,232,500 common shares (2015: 546,102,500) were reserved for future issue pursuant to instruments which include an NVCC provision requiring conversion into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines.

138	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.

We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108 or its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 16.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Capital

Objectives, policy, and procedures

Our objective is to employ a strong and efficient capital base. We manage capital in accordance with a capital policy established by the Board. The policy includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities and capital is monitored continuously for compliance.

Each year, a Capital Plan and three-year outlook are established, which encompass all of the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives, and business growth. The Capital Plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the Capital Plan is adjusted as appropriate. There were no significant changes made to the objectives, policy, guidelines and procedures during the year.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based on the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

CIBC and the other domestic systemically important banks (D-SIBs) in Canada are subject to a 1% CET1 surcharge effective January 1, 2016. This results in all-in minimum targets for CET1, Tier 1 and Total capital ratios of 8%, 9.5%, and 11.5%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

“All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between risk-weighted assets (RWAs) on a transitional and all-in basis.

Regulatory capital and ratios

Regulatory capital under Basel III consists of CET1, Tier 1 and Tier 2 capital.

CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk), and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets (net of related deferred tax liabilities), certain deferred tax assets, net assets related to defined benefit pension plans as reported on our consolidated balance sheet (net of related deferred tax liabilities), and certain investments. Additional Tier 1 (AT1) capital primarily includes NVCC preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying innovative Tier 1 notes subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at October 31		2016	2015
Transitional basis
CET1 capital		$20,751	$19,147
Tier 1 capital	A	22,596	20,671
Total capital		25,949	24,538
RWA		173,902	163,867
CET1 ratio		11.9%	11.7%
Tier 1 capital ratio		13.0%	12.6%
Total capital ratio		14.9%	15.0%
Leverage ratio exposure	B	$546,136	$503,504
Leverage ratio	A/B	4.1%	4.1%
All-in basis
CET1 capital		$19,148	$16,829
Tier 1 capital	C	21,666	19,520
Total capital		25,083	23,434
CET1 capital RWA (1)		168,996	156,107
Tier 1 capital RWA (1)		169,322	156,401
Total capital RWA (1)		169,601	156,652
CET1 ratio (1)		11.3%	10.8%
Tier 1 capital ratio (1)		12.8%	12.5%
Total capital ratio (1)		14.8%	15.0%
Leverage ratio exposure	D	$545,480	$502,552
Leverage ratio	C/D	4.0%	3.9%

(1)	There are three different levels of RWAs for the calculation of the CET1, Tier 1 and Total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge.

During the years ended October 31, 2016, and 2015, we have complied with OSFI’s regulatory capital requirements.

CIBC 2016 ANNUAL REPORT	139

Consolidated financial statements

Note 16	Capital Trust securities

On March 13, 2009, CIBC Capital Trust, a trust wholly owned by CIBC and established under the laws of the Province of Ontario, issued $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108 (collectively, the Notes). CIBC Capital Trust is not consolidated by CIBC and the senior deposit notes issued by CIBC to CIBC Capital Trust are reported as Deposits – Business and government on the consolidated balance sheet.

The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should CIBC Capital Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act (Canada) to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against CIBC Capital Trust.

CIBC Tier 1 Notes – Series A pays interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes – Series B pays interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.

Subject to the approval of OSFI, CIBC Capital Trust may, in whole or in part, on the redemption dates specified in the table below, and on any date thereafter, redeem the CIBC Tier 1 Notes – Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, CIBC Capital Trust may redeem all, but not part of, the CIBC Tier 1 Notes – Series A or Series B prior to the earliest redemption date specified in the table below without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

OSFI’s capital adequacy guidelines confirmed the adoption of Basel III in Canada and clarified the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing in 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. With the adoption of Basel III, innovative capital instruments such as the CIBC Tier 1 Notes are considered non-qualifying capital instruments. We expect to exercise our regulatory event redemption rights in fiscal 2022 in respect of the $300 million CIBC Tier 1 Notes – Series B.

The table below presents the significant terms and conditions of the Notes. As at October 31, 2016, trading positions of the Notes that we held were nil (2015: $1 million in long positions).

$ millions, as at October 31						2016	2015
				Earliest redemption dates		Principal amount
	Issue date	Interest payment dates	Yield	At greater of Canada Yield Price and par (1)	At par
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,300
Series B	March 13, 2009	June 30, December 31	10.250%	June 30, 2014	June 30, 2039	300	300
						$1,600	$1,600

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus: (i) for the CIBC Tier 1 Notes – Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes – Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

140	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Note 17	Interest rate sensitivity

The table below details our exposure to interest rate risk resulting from the mismatch, or gap, relating to trading and non-trading financial assets, liabilities, and derivative off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions.

We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
$ millions, as at October 31		Immediately rate sensitive	Within 3 months	3 – 12 months	1 – 5 years	Over 5 years	Non-interest rate sensitive	Total
2016	Assets
	Cash and deposits with banks	$–	$10,410	$255	$–	$–	$3,500	$14,165
	Trading securities	–	1,180	2,160	4,049	6,909	35,617	49,915
	AFS securities	–	16,039	3,607	12,513	4,720	374	37,253
	FVO securities	–	101	–	–	154	–	255
	Securities borrowed or purchased under resale agreements	–	29,707	4,103	–	–	–	33,810
	Loans	115,757	48,348	55,183	83,582	1,711	2,836	307,417
	Other	–	33,783	–	–	–	24,759	58,542
	Structural assumptions	(7,241)	2,221	7,993	10,685	–	(13,658)	–
	Total assets	$108,516	$141,789	$73,301	$110,829	$13,494	$53,428	$501,357
	Liabilities and equity
	Deposits	$135,682	$98,801	$53,751	$49,295	$8,125	$49,993	$395,647
	Obligations related to securities sold short	–	37	223	5,617	2,636	1,825	10,338
	Obligations related to securities lent or sold under repurchase agreements	–	14,212	–	–	–	–	14,212
	Subordinated indebtedness	–	133	48	1,639	1,546	–	3,366
	Other	–	31,657	–	–	–	22,464	54,121
	Equity	–	–	–	1,000	–	22,673	23,673
	Structural assumptions	(28,999)	8,629	29,167	39,696	–	(48,493)	–
	Total liabilities and equity	$106,683	$153,469	$83,189	$97,247	$12,307	$48,462	$501,357
	On-balance sheet gap	$1,833	$(11,680)	$(9,888)	$13,582	$1,187	$4,966	$–
	Off-balance sheet gap	–	(13,457)	17,376	(2,647)	(1,272)	–	–
	Total gap	$1,833	$(25,137)	$7,488	$10,935	$(85)	$4,966	$–
	Total cumulative gap	$1,833	$(23,304)	$(15,816)	$(4,881)	$(4,966)	$–	$–
	Gap by currency
	On-balance sheet gap
	Canadian currency	$10,128	$(43,547)	$1,146	$22,919	$3,303	$6,051	$–
	Foreign currencies	(8,295)	31,867	(11,034)	(9,337)	(2,116)	(1,085)	–
	Total on-balance sheet gap	$1,833	$(11,680)	$(9,888)	$13,582	$1,187	$4,966	$–
	Off-balance sheet gap
	Canadian currency	$–	$9,963	$7,313	$(13,538)	$(3,738)	$–	$–
	Foreign currencies	–	(23,420)	10,063	10,891	2,466	–	–
	Total off-balance sheet gap	$–	$(13,457)	$17,376	$(2,647)	$(1,272)	$–	$–
	Total gap	$1,833	$(25,137)	$7,488	$10,935	$(85)	$4,966	$–
2015	Gap by currency
	On-balance sheet gap
	Canadian currency	$22,719	$(42,577)	$(764)	$8,803	$2,493	$9,326	$–
	Foreign currencies	(11,109)	7,173	4,869	(4,000)	880	2,187	–
	Total on-balance sheet gap	$11,610	$(35,404)	$4,105	$4,803	$3,373	$11,513	$–
	Off-balance sheet gap
	Canadian currency	$–	$5,889	$2,354	$(5,173)	$(3,070)	$–	$–
	Foreign currencies	–	(3,172)	(3,984)	7,796	(640)	–	–
	Total off-balance sheet gap	$–	$2,717	$(1,630)	$2,623	$(3,710)	$–	$–
	Total gap	$11,610	$(32,687)	$2,475	$7,426	$(337)	$11,513	$–

CIBC 2016 ANNUAL REPORT	141

Consolidated financial statements

Note 18	Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.

Restricted share award plan

Under the RSA plan, share unit equivalents (RSA units) are granted to certain key employees on an annual basis in December or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash at the end of three years or one-third annually beginning one year after the date of the grant. Dividend equivalents on RSA units granted prior to December 2015 are paid in cash to the employees over the vesting period. For RSA units granted in December 2015 and later, employees receive dividend equivalents in the form of additional RSA units.

Grant date fair value of each cash-settled RSA unit is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. Upon vesting, each RSA unit is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 2,320,497 RSAs were granted at a weighted-average price of $99.99 (2015: 1,976,578 granted at a weighted-average price of $104.55; 2014: 2,663,480 granted at a weighted-average price of $91.01) and the number of RSAs outstanding as at October 31, 2016 was 5,422,030 (2015: 5,210,234; 2014: 5,600,802). Compensation expense in respect of RSAs, before the impact of hedging, totalled $218 million in 2016 (2015: $231 million; 2014: $279 million). As at October 31, 2016, liabilities in respect of RSAs were $518 million (2015: $510 million).

Performance share unit plan

Under the PSU plan, awards are granted to certain key employees on an annual basis in December. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years. Dividend equivalents on PSUs granted prior to December 2015 are paid in cash to the employees over the vesting period. For PSUs granted in December 2015 and later, employees receive dividend equivalents in the form of additional PSUs.

Grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s performance relative to the other major Canadian banks. Upon vesting, each PSU is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 905,028 PSUs were granted at a weighted-average price of $99.86 (2015: 745,080 granted at a weighted-average price of $105.24; 2014: 866,807 granted at a weighted-average price of $91.11). As at October 31, 2016, the number of PSUs outstanding, before the impact of CIBC’s relative performance, was 2,507,808 (2015: 2,365,896; 2014: 2,618,678). Compensation expense in respect of PSUs, before the impact of hedging, totalled $93 million in 2016 (2015: $112 million; 2014: $148 million). As at October 31, 2016, liabilities in respect of PSUs were $261 million (2015: $271 million).

Book value unit plan

Under the BVU plan, certain key executives were granted awards denominated in BVUs. BVU grants were made in the form of cash-settled awards which vest and settle in cash at the end of three years. Each unit represents the right to receive a cash payment equal to the vesting price per unit, the value of which is related to the book value of CIBC on a per common share basis. The final number of BVUs that vest are adjusted for new issues of, re-purchases of, or dividends paid on common shares. BVU plan awards were granted beginning in December 2009 with the last award granted in December 2012, which vested in December 2015. There are no outstanding BVUs as at October 31, 2016.

Grant date fair value of each BVU was calculated based on the book value per common share on the last day of the previous fiscal quarter.

Compensation expense in respect of BVUs totalled $1 million in 2016 (2015: $4 million; 2014: $5 million). As at October 31, 2016, liabilities in respect of BVUs were nil (2015: $12 million).

Deferred share unit plan

Under the DSU plan, certain key employees are granted DSUs during the year as special grants or in December if they elect to receive DSUs in exchange for cash incentive compensation that they would otherwise be entitled to. DSUs vest in accordance with the vesting schedule defined in the grant agreement and settle in cash when the employee leaves CIBC. Employees receive dividend equivalents in the form of additional DSUs.

Grant date fair value of each cash-settled DSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. Upon payout, each DSU is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the employee’s termination of employment date.

During the year, 14,326 DSUs were granted at a weighted-average price of $99.86 (2015: 196 granted at a weighted-average price of $96.74; 2014: 3,173 granted at a weighted-average price of $103.36) and the number of DSUs outstanding as at October 31, 2016 was 45,410 (2015: 29,463; 2014: 27,978). Compensation expense in respect of DSUs, before the impact of hedging, totalled $9 million in 2016 (2015: $4 million; 2014: $2 million). As at October 31, 2016, liabilities in respect of DSUs were $13 million (2015: $2 million).

Directors’ plans

Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual equity retainer as either DSUs or common shares.

Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their remuneration in the form of cash, common shares or DSUs.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Other non-interest expense in respect of the DSU components of these plans, totalled $2 million in 2016 (2015: $2 million; 2014: $5 million). As at October 31, 2016, liabilities in respect of DSUs were $17 million (2015: $21 million).

Stock option plans

A maximum of 42,834,500 common shares may be issued under our ESOP and Non-Officer Director Stock Option Plan (DSOP). As at October 31, 2016, 6,525,893 (2015: 7,341,660) common shares were reserved for future issue under our stock option plans. Stock options in respect of 4,073,451 (2015:

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Consolidated financial statements

4,100,310) common shares have been granted but not yet exercised under the ESOP. No stock options under the DSOP remain outstanding. 2,452,442 (2015: 3,241,350) common shares remain available for future stock option grants.

Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date.

Fair value of each option is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The weighted-average grant date fair value of options granted during 2016 was $5.12 (2015: $8.59; 2014: $9.57).

The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2016	2015	2014
Weighted-average assumptions
Risk-free interest rate	1.34%	1.98%	2.53%
Expected dividend yield	6.14%	4.96%	5.06%
Expected share price volatility	17.26%	17.97%	20.61%
Expected life	6 years	6 years	6 years
Share price/exercise price	$97.73	$101.87	$90.56

Compensation expense in respect of stock options totalled $5 million in 2016 (2015: $5 million; 2014: $7 million).

Stock option plans

As at or for the year ended October 31		2016		2015		2014
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price
Outstanding at beginning of year	4,100,310	$82.62	3,945,032	$78.70	4,308,244	$74.35
Granted	804,923	97.73	610,247	101.87	796,625	90.56
Exercised (1)	(815,767)	75.86	(356,661)	74.30	(1,156,530)	70.68
Forfeited	(13,380)	91.99	(40,205)	81.33	–	–
Cancelled/expired	(2,635)	87.36	(58,103)	70.60	(3,307)	80.20
Outstanding at end of year	4,073,451	$86.92	4,100,310	$82.62	3,945,032	$78.70
Exercisable at end of year	1,485,607	$74.94	1,542,681	$74.71	1,383,033	$74.87
Available for grant	2,452,442		3,241,350		3,753,289

(1)	The weighted-average share price at the date of exercise was $99.66 (2015: $98.21; 2014: $96.63).

Stock options outstanding and vested

As at October 31, 2016	Stock options outstanding			Stock options vested
		Weighted-	Weighted-		Weighted-
		average	average		average
	Number	contractual life	exercise	Number	exercise
Range of exercise prices	outstanding	remaining	price	outstanding	price
$49.01 – $65.00	129,833	2.10	$49.75	129,833	$49.75
$65.01 – $75.00	606,055	4.39	71.25	606,055	71.25
$75.01 – $85.00	1,022,225	5.09	79.70	623,131	79.45
$85.01 – $95.00	830,449	7.15	90.72	9,516	94.90
$95.01 – $105.00	1,484,889	7.89	99.42	117,072	96.41
	4,073,451	6.33	$86.92	1,485,607	$74.94

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have any portion of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. Commencing June 29, 2016, employee contributions to our ESPP have been used to purchase common shares from Treasury. Previously these shares were acquired in the open market. CIBC FirstCaribbean operates an ESPP locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $40 million in 2016 (2015: $36 million; 2014: $34 million).

Hedging

We use derivatives in a designated cash flow hedge relationship to hedge changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA and PSU plans.

During the year, we recorded gains of $22 million (2015: $30 million; 2014: $132 million) as a credit to compensation expense in the consolidated statement of income in respect of these derivatives. As at October 31, 2016, the ending AOCI balance in respect of the designated accounting hedges totalled a credit of $6 million (2015: $1 million).

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Consolidated financial statements

Note 19	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees in a number of jurisdictions including Canada, the U.S., the U.K., and the Caribbean. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. We also provide certain health-care, life insurance, and other benefits to eligible employees and retired members. Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

Plan characteristics, funding and risks

Pension plans

Pension plans include CIBC’s Canadian, U.S., U.K., and Caribbean pension plans. CIBC’s Canadian pension plans represent approximately 90% of our consolidated net defined benefit pension assets and liabilities and net defined benefit pension expense. All of our Canadian pension plans are defined benefit plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan), which encompasses approximately 60,000 active, deferred, and retired members.

The CIBC Pension Plan provides members with monthly pension income at retirement based on a prescribed plan formula which is based on a combination of maximum yearly pensionable earnings, average earnings at retirement and length of service recognized in the plan. There is a two-year waiting period for members to join the CIBC Pension Plan.

The CIBC Pension Plan is funded through a separate trust. Actuarial funding valuations are prepared by the Plan’s external actuary at least once every three years or more frequently as required by Canadian pension legislation to determine CIBC’s minimum funding requirements as well as maximum permitted contributions. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. CIBC’s pension funding policy is to make at least the minimum annual required contributions required by regulations; any contributions in excess of the minimum requirements are discretionary.

The CIBC Pension Plan is registered with OSFI and the Canada Revenue Agency and is subject to the acts and regulations that govern federally regulated pension plans.

Other post-employment plans

Other post-employment plans include CIBC’s Canadian, U.S. and Caribbean post-retirement health-care benefit plans (referred to for disclosure purposes as other post-employment plans). CIBC’s Canadian other post-employment plan (the Canadian post-employment plan) represents more than 90% of our consolidated other post-employment defined benefit obligation and net other post-employment defined benefit expense.

The Canadian post-employment plan provides medical, dental and life insurance benefits to retirees that meet specified eligibility requirements, including specified age and service period eligibility requirements. CIBC reimburses 100% of the cost of benefits for eligible employees that retired prior to January 1, 2009, whereas the contribution level for medical and dental benefits for eligible employees that retire subsequent to this date has been fixed at a specified level. The plan is funded on a pay as-you-go basis.

Benefit changes

There were no material changes to the terms of our defined benefit pension or other post-employment plans in 2016 or 2015.

Risks

CIBC’s defined benefit plans expose the group to actuarial risks (such as longevity risk), currency risk, interest rate risk, market (investment) risk and health-care cost inflation risks.

The use of derivatives within the CIBC pension plan is governed by the derivatives policy that was approved by the Pension Benefits Management Committee (PBMC) and Management Resources and Compensation Committee (MRCC) of the Board, and which permits the use of derivatives to manage risk at the discretion of the Pension Investment Committee (PIC). Risk reduction and mitigation strategies may include hedging of interest rate, currency, credit spread and/or equity risks. The derivatives policy also permits the use of derivatives to enhance plan returns.

The CIBC pension plan manages its foreign currency exposure currently by utilizing a passive overlay strategy to reduce the aggregate currency exposure.

Plan governance

All of CIBC’s pension arrangements are governed by local pension committees, senior management or a board of trustees; however, all significant plan changes require approval from the MRCC. For the Canadian pension plans, the MRCC is also responsible for the establishment of the investment policies (such as asset mix, permitted investments, and use of derivatives), reviewing performance including funded status, and approving material plan design or governance changes.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of multiple asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the obligations of our funded plans, to maximize investment returns while not compromising the security of the respective plans, and to manage the level of funding contributions. Investments in quoted debt and equity (held either directly or indirectly through investment funds) represent the most significant asset allocations.

The use of derivatives is limited to the purposes and instruments described in the derivatives policy of the CIBC Pension Plan. These include the synthetic return of debt or equity instruments, currency hedging, risk reduction and enhancement of returns.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and corporate cash flows.

Management of the assets of the various Canadian plans has been delegated primarily to the PIC, which is a committee that is composed of CIBC management. The PIC is responsible for the appointment and termination of individual investment managers (which includes CIBC Asset Management Inc., a wholly owned subsidiary of CIBC), who each have investment discretion within established target asset mix ranges as set by the MRCC. Should a fund’s actual asset mix fall outside specified ranges, the assets are re-balanced as required to be within the target asset mix ranges. On a periodic basis, an Asset-Liability Matching study is performed in which the consequences of the strategic investment policies are analyzed.

144	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Management of the actuarial valuations of the various Canadian plans is primarily the responsibility of the Pension Finance & Administration Committee (PFAC). The PFAC is responsible for approving the actuarial assumptions for the valuations of the plans, and for recommending the level of annual funding for the Canadian plans to CIBC senior management.

Local committees with similar mandates manage our non-Canadian plans and annually report back to the MRCC on all material governance activities.

Amounts recognized on the consolidated balance sheet

The following tables present the financial position of our defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2016	2015	2016	2015
Defined benefit obligation
Balance at beginning of year	$6,534	$6,735	$652	$722
Current service cost	185	210	11	13
Past service cost	(8)	(12)	2	–
Interest cost on defined benefit obligation	292	291	28	30
Employee contributions	6	6	–	–
Benefits paid	(308)	(285)	(29)	(27)
Settlements	–	(27)	–	–
Gain on settlements	–	(4)	–	–
Special termination benefits	3	8	–	–
Foreign exchange rate changes	(20)	87	1	9
Net actuarial losses (gains) on defined benefit obligation	734	(475)	60	(95)
Balance at end of year	$7,418	$6,534	$725	$652
Plan assets
Fair value at beginning of year	$6,997	$6,796	$–	$–
Interest income on plan assets (1)	319	299	–	–
Net actuarial gains (losses) on plan assets (1)	237	(62)	–	–
Employer contributions	241	185	29	27
Employee contributions	6	6	–	–
Benefits paid	(308)	(285)	(29)	(27)
Settlements	–	(27)	–	–
Plan administration costs	(6)	(5)	–	–
Net transfer out	(1)	(1)	–	–
Foreign exchange rate changes	(27)	91	–	–
Fair value at end of year	$7,458	$6,997	$–	$–
Net defined benefit asset (liability)	40	463	(725)	(652)
Valuation allowance (2)	(18)	(18)	–	–
Net defined benefit asset (liability), net of valuation allowance	$22	$445	$(725)	$(652)

(1)	The actual return on plan assets for the year ended October 31, 2016 was $556 million (2015: $237 million).
(2)	The valuation allowance reflects the effect of asset ceiling on plans with a net defined benefit asset.

The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2016	2015	2016	2015
Other assets	$187	$517	$–	$–
Other liabilities (1)	(165)	(72)	(725)	(652)
	$22	$445	$(725)	$(652)

(1)	Excludes nil of other assets (2015: $1 million) and $4 million (2015: $22 million) of other liabilities for other post-employment plans of immaterial subsidiaries.

The defined benefit obligation and plan assets by region are as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2016	2015	2016	2015
Defined benefit obligation
Canada	$6,734	$5,884	$672	$592
U.S., U.K., and the Caribbean	684	650	53	60
Defined benefit obligation at the end of year	$7,418	$6,534	$725	$652
Plan assets
Canada	$6,676	$6,291	$–	$–
U.S., U.K., and the Caribbean	782	706	–	–
Plan assets at the end of year	$7,458	$6,997	$–	$–

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Consolidated financial statements

Amounts recognized in the consolidated statement of income

The net defined benefit expense for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2016	2015	2014	2016	2015	2014
Current service cost (1)	$185	$210	$194	$11	$13	$11
Past service cost	(8)	(12)	–	2	–	–
Interest cost on defined benefit obligation	292	291	286	28	30	30
Interest income on plan assets	(319)	(299)	(305)	–	–	–
Interest cost on effect of asset ceiling	1	1	1	–	–	–
Plan administration costs	6	5	6	–	–	–
Gain on settlements	–	(4)	–	–	–	–
Special termination benefits	3	8	–	–	–	–
Net defined benefit plan expense recognized in net income	$160	$200	$182	$41	$43	$41

(1)	The 2016 current service cost is calculated using a separate discount rate (4.57%) to reflect the longer duration of future benefits payments associated with the additional year of service to be earned by the plan’s active participants. Previously the current service cost was calculated using the same discount rate used to measure the defined benefit obligation for both active and retired participants. The impact of the change was not significant.

Amounts recognized in the consolidated statement of comprehensive income

The net remeasurement (losses) gains recognized in OCI for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2016	2015	2014	2016	2015	2014
Actuarial (losses) gains on defined benefit obligation arising from:
Demographic assumptions	$2	$251	$(37)	$–	$84	$(4)
Financial assumptions	(730)	201	(470)	(70)	15	(46)
Experience assumptions	(6)	23	43	10	(4)	4
Net actuarial gains on plan assets	237	(62)	303	–	–	–
Changes in asset ceiling excluding interest income	1	1	–	–	–	–
Net remeasurement (losses) gains recognized in OCI (1)	$(496)	$414	$(161)	$(60)	$95	$(46)

(1)	Excludes net remeasurement gains recognized in OCI in respect of immaterial subsidiaries not included in the disclosures totalling $17 million (2015: $6 million of net losses; 2014: $10 million of net gains).

Canadian defined benefit plans

As the Canadian defined benefit pension and other post-employment benefit plans represent approximately 90% of our consolidated net defined benefit assets and liabilities and net defined benefit pension expense, they are the subject and focus of the disclosures in the balance of this note.

Disaggregation and maturity profile of defined benefit obligation

The breakdown of the defined benefit obligation for our Canadian plans between active, deferred, and retired members is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2016	2015	2016	2015
Active members	$3,702	$3,252	$192	$154
Deferred members	463	377	n/a	n/a
Retired members	2,569	2,255	480	438
	$6,734	$5,884	$672	$592

n/a	Not applicable.

The weighted-average duration of the defined benefit obligation for our Canadian plans is as follows:

	Pension plans		Other post-employment plans
As at October 31	2016	2015	2016	2015
Weighted-average duration, in years	16.3	15.5	14.5	13.0

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Consolidated financial statements

Plan assets

The major categories of our defined benefit pension plan assets for our Canadian plans are as follows:

$ millions, as at October 31	2016		2015
Asset category (1)

Canadian equity securities (2)	$683	10%	$852	14%

Debt securities (3)
Government bonds	2,193	33	1,589	25
Corporate bonds	828	12	614	10
Inflation adjusted bonds	364	6	332	5
	3,385	51	2,535	40
Investment funds (4)
Canadian equity funds	47	1	42	1
U.S. equity funds	291	4	383	6
International equity funds (5)	49	1	50	1
Global equity funds (5)	955	14	1,239	20
Emerging markets equity funds	282	4	278	4
Fixed income funds	106	2	101	2
	1,730	26	2,093	34
Other (2)
Hedge funds	428	6	422	7
Infrastructure and private equity	266	4	221	3
Cash and cash equivalents and other	184	3	168	2
	878	13	811	12
	$6,676	100%	$6,291	100%

(1)	Asset categories are based upon risk classification including synthetic exposure through derivatives. The fair value of derivatives as at October 31, 2016 was a net derivative liability of $42 million (2015: net derivative asset of $34 million).
(2)	Pension benefit plan assets include CIBC issued securities and deposits of $19 million (2015: $26 million), representing 0.3% of Canadian plan assets (2015: 0.4%). All of the equity securities held as at October 31, 2016 and 2015 have daily quoted prices in active markets except hedge funds, infrastructure, and private equity.
(3)	All debt securities held as at October 31, 2016 and 2015 are investment grade, of which $117 million (2015: $98 million) have daily quoted prices in active markets.
(4)	$35 million (2015: $35 million) of the investment funds and other assets held as at October 31, 2016 have daily quoted prices in active markets (excludes securities held indirectly that have daily quoted prices in active markets).
(5)	Global equity funds include North American and international investments, whereas International equity funds do not include North American investments.

Principal actuarial assumptions

The weighted-average principal assumptions used to determine the defined benefit obligation for our Canadian plans are as follows:

	Pension plans		Other post-employment plans
As at October 31	2016	2015	2016	2015
Discount rate	3.6%	4.4%	3.5%	4.3%
Rate of compensation increase for the next 5 years (1)	2.3%	2.5%	2.3%	2.5%
Rate of compensation increase after the next 5 years	2.3%	3.0%	2.3%	3.0%

(1)	Rate of compensation increase for 2016 has been updated to reflect the use of a salary growth rate assumption table that is based on the age and tenure of the employees. The table yields a weighted average salary growth rate of approximately 2.3% per annum.

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation of our Canadian plans are as follows (in years):

As at October 31	2016	2015
Longevity at age 65 for current retired members
Males	23.2	23.0
Females	24.7	24.6
Longevity at age 65 for current members aged 45
Males	24.2	24.1
Females	25.6	25.5

The assumed health-care cost trend rates of the Canadian other post-employment plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2016	2015
Health-care cost trend rates assumed for next year	5.7%	5.9%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2029	2029

CIBC 2016 ANNUAL REPORT	147

Consolidated financial statements

Sensitivity analysis

Reasonably possible changes to one of the principal actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation of our Canadian plans as follows:

Estimated increase (decrease) in defined benefit obligation	Pension plans	Other post-employment plans
$ millions, as at October 31	2016	2016
Discount rate (100 basis point change)
Decrease in assumption	$1,138	$104
Increase in assumption	(927)	(84)
Rate of compensation increase (100 basis point change)
Decrease in assumption	(214)	(1)
Increase in assumption	243	1
Health-care cost trend rates (100 basis point change)
Decrease in assumption	n/a	(33)
Increase in assumption	n/a	38
Future mortality
1 year shorter life expectancy	(159)	(18)
1 year longer life expectancy	156	18

n/a	Not applicable.

The sensitivity analyses presented above are indicative only, and should be considered with caution as they have been calculated in isolation without changing any other assumptions. In practice, changes in one assumption may result in changes in another, which may magnify or counteract the disclosed sensitivities.

Future cash flows

Cash contributions

The most recently completed actuarial valuation of the CIBC Pension Plan for funding purposes was as at October 31, 2015. The next actuarial valuation of this plan for funding purposes will be effective as of October 31, 2016.

The minimum contributions for 2017 are anticipated to be $170 million for the Canadian defined benefit pension plans and $29 million for the Canadian other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

Expected future benefit payments

The expected future benefit payments for our Canadian plans for the next 10 years are as follows:

$ millions, for the year ended October 31	2017	2018	2019	2020	2021	2022 – 2026	Total
Defined benefit pension plans	$285	$287	$297	$306	$314	$1,711	$3,200
Other post-employment plans	29	31	32	34	35	193	354
	$314	$318	$329	$340	$349	$1,904	$3,554

Defined contributions and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized in the consolidated statement of income for these benefit plans is as follows:

$ millions, for the year ended October 31	2016	2015	2014
Defined contribution pension plans	$20	$20	$16
Government pension plans (1)	96	96	90
	$116	$116	$106

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

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Note 20	Income taxes

Total income taxes

$ millions, for the year ended October 31	2016	2015	2014
Consolidated statement of income
Provision for current income taxes
Adjustments for prior years	$(44)	$(18)	$(27)
Current income tax expense	782	713	669
	738	695	642
Provision for deferred income taxes
Adjustments for prior years	13	13	15
Effect of changes in tax rates and laws	(11)	3	2
Origination and reversal of temporary differences	(22)	(77)	40
	(20)	(61)	57
	718	634	699
OCI	(263)	70	(52)
Total comprehensive income	$455	$704	$647

Components of income tax

$ millions, for the year ended October 31	2016	2015	2014
Current income taxes
Federal	$394	$358	$340
Provincial	259	246	236
Foreign	45	107	42
	698	711	618
Deferred income taxes
Federal	(129)	80	(23)
Provincial	(89)	54	(16)
Foreign	(25)	(141)	68
	(243)	(7)	29
	$455	$704	$647

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rates as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31	2016		2015 (1)		2014 (1)
Combined Canadian federal and provincial income tax rate applied to	$1,328	26.5%	$1,115	26.4%	$1,033	26.4%
income before income taxes
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(152)	(3.0)	(87)	(2.0)	15	0.4
Tax-exempt income	(348)	(7.0)	(358)	(8.5)	(310)	(7.9)
Disposition	(76)	(1.5)	–	–	(7)	(0.2)
Changes in income tax rate on deferred tax balances	(11)	(0.2)	3	0.1	2	0.1
Impact of equity-accounted income	(24)	(0.5)	(41)	(1.0)	(36)	(0.9)
Other	1	– (2)	2	– (2)	2	– (2)
Income taxes in the consolidated statement of income	$718	14.3%	$634	15.0%	$699	17.9%

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Due to rounding.

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Deferred income tax assets

Sources of and movement in deferred tax assets and liabilities

Deferred tax assets

$ millions, for the year ended October 31		Allowance for credit losses	Buildings and equipment	Pension and employee benefits	Provisions	Securities revaluation	Tax loss carry- forwards (1)	Unearned income	Other	Total assets
2016	Balance at beginning of year	$208	$81	$353	$25	$2	$62	$101	$1	$833
	Recognized in net income	18	2	13	7	7	–	16	1	64
	Recognized in OCI	–	–	155	–	16	–	–	–	171
	Other (2)	1	5	(1)	(1)	–	8	(2)	–	10
	Balance at end of year	$227	$88	$520	$31	$25	$70	$115	$2	$1,078
2015	Balance at beginning of year	$200	$72	$430	$23	$10	$73	$106	$5	$919
	Recognized in net income	4	(2)	36	1	(6)	(18)	(8)	(5)	2
	Recognized in OCI	–	–	(122)	–	–	–	–	–	(122)
	Other (2)	4	11	9	1	(2)	7	3	1	34
	Balance at end of year	$208	$81	$353	$25	$2	$62	$101	$1	$833
2014	Balance at beginning of year	$203	$72	$313	$26	$21	$87	$104	$1	$827
	Recognized in net income	(3)	–	63	(3)	(13)	(14)	2	2	34
	Recognized in OCI	–	–	54	–	2	–	–	–	56
	Other (2)	–	–	–	–	–	–	–	2	2
	Balance at end of year	$200	$72	$430	$23	$10	$73	$106	$5	$919

Deferred tax liabilities
$ millions, for the year ended October 31		Intangible assets	Buildings and equipment	Pension and employee benefits	Goodwill	Securities revaluation	Lease receivables	Foreign currency	Other	Total liabilities
2016	Balance at beginning of year	$(124)	$(49)	$(13)	$(81)	$(29)	$–	$(38)	$(20)	$(354)
	Recognized in net income	(33)	5	8	(6)	(29)	–	–	11	(44)
	Recognized in OCI	–	–	(5)	–	(8)	–	62	4	53
	Other (2)	(1)	(1)	2	(1)	12	–	–	6	17
	Balance at end of year	$(158)	$(45)	$(8)	$(88)	$(54)	$–	$24	$1	$(328)
2015	Balance at beginning of year	$(104)	$(44)	$(9)	$(72)	$(110)	$(47)	$(27)	$(29)	$(442)
	Recognized in net income	(18)	(5)	5	(9)	7	55	–	24	59
	Recognized in OCI	–	–	(7)	–	76	–	–	(1)	68
	Other (2)	(2)	–	(2)	–	(2)	(8)	(11)	(14)	(39)
	Balance at end of year	$(124)	$(49)	$(13)	$(81)	$(29)	$–	$(38)	$(20)	$(354)
2014	Balance at beginning of year	$(76)	$(38)	$(8)	$(70)	$(40)	$(60)	$(26)	$(16)	$(334)
	Recognized in net income	(28)	(6)	(1)	(2)	(44)	13	–	(23)	(91)
	Recognized in OCI	–	–	–	–	(26)	–	(1)	–	(27)
	Other (2)	–	–	–	–	–	–	–	10	10
	Balance at end of year	$(104)	$(44)	$(9)	$(72)	$(110)	$(47)	$(27)	$(29)	$(442)

Net deferred tax assets as at October 31, 2016										$750
Net deferred tax assets as at October 31, 2015										$479
Net deferred tax assets as at October 31, 2014										$477

(1)	The tax loss carryforwards include $70 million (2015: $35 million; 2014: $40 million) that relate to operating losses (of which $63 million relate to the U.S., $1 million relate to Canada and $5 million relate to other jurisdictions) that expire in various years commencing in 2017, and nil (2015: $27 million; 2014: $33 million) that relate to Canadian capital losses that never expire.
(2)	Includes foreign currency translation adjustments.

Deferred tax assets and liabilities are assessed by entity for presentation in our consolidated balance sheet. As a result, the net deferred tax assets of $750 million (2015: $479 million) are presented in the consolidated balance sheet as deferred tax assets of $771 million (2015: $507 million) and deferred tax liabilities of $21 million (2015: $28 million).

Unrecognized tax losses

The amount of unused tax losses for which deferred tax assets have not been recognized was $1,123 million as at October 31, 2016 (2015: $975 million) of which nil (2015: $92 million) has no expiry date, and of which $1,123 million (2015: $883 million) expires within 10 years.

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is expected to commence in late 2017.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $190 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

Dividend Received Deduction

In June 2016, the Canada Revenue Agency reassessed CIBC for approximately $118 million of additional income tax by denying the tax deductibility of certain 2011 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. The circumstances of the dividends subject to the reassessment are similar to those prospectively addressed by the rules in the 2015 Canadian federal budget. CIBC is confident that its tax filing position was appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

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Note 21	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2016	2015	2014
Basic EPS
Net income attributable to equity shareholders	$4,275	$3,576	$3,218
Less: Preferred share dividends and premiums	38	45	87
Net income attributable to common shareholders	4,237	3,531	3,131
Weighted-average common shares outstanding (thousands)	395,389	397,213	397,620
Basic EPS	$10.72	$8.89	$7.87
Diluted EPS
Net income attributable to common shareholders	$4,237	$3,531	$3,131
Weighted-average common shares outstanding (thousands)	395,389	397,213	397,620
Add: Stock options potentially exercisable (1) (thousands)	530	619	800
Weighted-average diluted common shares outstanding (thousands)	395,919	397,832	398,420
Diluted EPS	$10.70	$8.87	$7.86

(1)	Excludes average options outstanding of 1,304,880 with a weighted-average exercise price of $99.80; average options outstanding of 754,144 with a weighted-average exercise price of $100.50; and average options outstanding of 288,542 with a weighted-average exercise price of $96.36 for the years ended October 31, 2016, 2015, and 2014, respectively, as the options’ exercise prices were greater than the average market price of common shares.

Note 22	Commitments, guarantees and pledged assets

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts presented below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

	Contract amounts
$ millions, as at October 31	2016	2015
Securities lending (1)	$38,657	$32,169
Unutilized credit commitments (2)	186,406	175,649
Backstop liquidity facilities	8,842	5,941
Standby and performance letters of credit	12,377	11,155
Documentary and commercial letters of credit	217	327
Other	282	278
	$246,781	$225,519

(1)	Excludes securities lending of $2.5 billion (2015: $1.4 billion) for cash because it is reported on the consolidated balance sheet.
(2)	Includes $105.0 billion (2015: $97.1 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.

In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $81.5 billion (2015: $78.3 billion) of which $8.5 billion (2015: $7.7 billion) are transactions between CIBC and the joint ventures.

CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $71.0 billion (2015: $69.1 billion).

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs, Safe Trust, Sure Trust, and Sound Trust, require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan

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commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Operating lease commitments(1)

Future minimum lease payments and receipts for operating lease commitments for each of the five succeeding years and thereafter are as follows:

	Operating leases
$ millions, as at October 31, 2016	Payments	Receipts (2)
2017	$430	$122
2018	398	123
2019	347	124
2020	287	124
2021	227	128
2022 and thereafter	1,026	1,472

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment was $445 million (2015: $432 million; 2014: $407 million).
(2)	Includes sub-lease income from a finance lease property, a portion of which is rented out and considered an investment property.

Finance lease commitments(1)

Future minimum lease payments for finance lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2016
2017	$57
2018	55
2019	53
2020	51
2021	49
2022 and thereafter	379
644
Less: Future interest charges	226
Present value of finance lease commitments	$418

(1)	Total interest expense related to finance lease arrangements was $30 million (2015: $30 million; 2014: $28 million).

Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds. In connection with these activities, we had commitments to invest up to $145 million (2015: $143 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2016, the related underwriting commitments were $196 million (2015: $687 million).

Guarantees and other indemnification agreements

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 12.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties reflected within the consolidated financial statements as at October 31, 2016 and 2015 are not significant.

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Pledged assets

In the ordinary course of business, we pledge our own assets, or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities, pursuant to agreements permitting such re-pledging of third-party assets where required.

The following table presents the carrying value of the sources and uses of our own pledged assets and collateral:

$ millions, as at October 31	2016	2015
Sources of pledged assets and collateral (1)
Deposits with banks	$11	$16
Securities	23,690	24,603
NHA mortgage-backed securities (2)	20,996	23,114
Mortgages	14,227	11,962
Credit cards (3)	4,245	4,782
Other assets	6,022	5,460
	$69,191	$69,937
Uses of pledged assets and collateral
Securities lent	$19,564	$16,864
Obligations related to securities lent or sold under repurchase agreements	2,326	3,492
Secured borrowings	39,484	39,644
Derivative transactions (4)	6,074	8,658
Foreign governments and central banks (5)	691	366
Clearing systems, payment systems, depositories, and other (5)	1,052	913
	$69,191	$69,937

(1)	Does not include over-collateralization of assets pledged.
(2)	Includes certain cash in transit balances related to the securitization process.
(3)	These assets are held in consolidated securitization trusts and support funding liabilities of $4.2 billion with a fair value of $4.2 billion (2015: $4.8 billion with a fair value of $4.8 billion).
(4)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.
(5)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions. Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as they are normally released back to us at the end of the settlement cycle each day.

The following table presents the uses of third-party pledged assets and collateral available for sale or re-pledging:

$ millions, as at October 31	2016	2015
Collateral received and available for sale or re-pledging	$73,724	$66,561
Less: not sold or re-pledged	28,589	33,609
	$45,135	$32,952
Uses of pledged assets and collateral
Securities lent	$19,093	$15,305
Obligations related to securities lent or sold under repurchase agreements	11,886	6,851
Obligations related to securities sold short	10,338	9,806
Derivative transactions (1)	3,818	990
	$45,135	$32,952

(1)	Comprises margins for exchange-traded futures and options, clearing house settled swap contracts, and collateralized derivative transactions.

In addition, see the “Commitments” section above for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Securities collateral

Client securities collateral that is available for sale or re-pledging is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans, and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions, or delivered to cover securities sold short.

Note 23	Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.4 billion as at October 31, 2016. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the

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proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2016, consist of the significant legal matters disclosed below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks damages of $10 billion. In July 2012, the plaintiffs’ motions for leave to file the statement of claim and for class certification were dismissed by the Ontario Superior Court of Justice. In February 2014, the Ontario Court of Appeal released its decision overturning the lower court and allowing the matter to proceed as a certified class action. In August 2014, CIBC and the individual defendants were granted leave to appeal to the Supreme Court of Canada. The defendants’ appeal to the Supreme Court of Canada was heard on February 9, 2015. In December 2015, the Supreme Court of Canada upheld the Ontario Court of Appeal’s decision allowing the matter to proceed as a certified class action.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco v. CIBC) and in the Quebec Superior Court (Gaudet v. CIBC). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two to one majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. The Supreme Court of Canada released its decision in March 2013 denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages.

Credit card class actions – Quebec Consumer Protection Act:

Marcotte v. Bank of Montreal, et al.

Corriveau v. Amex Bank of Canada, et al.

Lamoureux v. Bank of Montreal, et al.

St. Pierre v. Bank of Montreal, et al.

Marcotte v. Bank of Montreal, et al. (II)

Giroux v. Royal Bank of Canada, et al.

Since 2004, a number of proposed class actions have been filed in the Quebec Superior Court against CIBC and numerous other financial institutions. The actions, brought on behalf of cardholders, allege that the financial institutions are in breach of certain provisions of the Quebec Consumer Protection Act (CPA). The alleged violations include charging fees on foreign currency transactions, charging fees on cash advances, increasing credit limits without the cardholder’s express consent, and failing to allow a 21-day grace period before posting charges to balances upon which interest is calculated. CIBC and the other defendant banks are jointly raising a constitutional challenge to the CPA on the basis that banks are not required to comply with provincial legislation because banking and cost of borrowing disclosure is a matter of exclusive federal jurisdiction.

The first of these class actions (Marcotte v. Bank of Montreal, et al.), which alleges that charging cardholders fees on foreign currency transactions violates the CPA, went to trial in 2008. In a decision released in June 2009, the trial judge found in favour of the plaintiffs concluding that the CPA is constitutionally applicable to federally regulated financial institutions and awarding damages against all the defendants. The court awarded compensatory damages against CIBC in the amount of $38 million plus an additional sum to be determined at a future date. The court awarded punitive damages against a number of the other defendants, but not against CIBC. CIBC and the other financial institutions appealed this decision. The appeal was heard by the Quebec Court of Appeal in September 2011. In August 2012, the Quebec Court of Appeal allowed the defendant banks’ appeals in part and overturned the trial judgment against CIBC. The plaintiffs and some of the defendant banks appealed to the Supreme Court of Canada, and that appeal was heard in February 2014. On September 19, 2014, the Supreme Court of Canada found that the relevant provisions of the Quebec CPA were constitutionally applicable to the banks, but that CIBC is not liable for damages because it fully complied with the Quebec CPA.

The Giroux and Marcotte II proposed class actions were discontinued in January 2015.

The Lamoureux, St. Pierre and Corriveau actions have been settled subject to a court approval hearing in December 2016. Pursuant to the proposed settlement CIBC will pay $4.25 million to settle these three actions.

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Credit card class actions – Interchange fees litigation:

Bancroft-Snell v. Visa Canada Corporation, et al.

9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.

Watson v. Bank of America Corporation, et al.

Fuze Salon v. BofA Canada Bank, et al.

1023926 Alberta Ltd. v. Bank of America Corporation, et al.

The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.

Hello Baby Equipment Inc. v. BofA Canada Bank, et al.

Since 2011 seven proposed class actions have been commenced against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of all merchants who accepted payment by Visa or MasterCard from March 23, 2001 to the present, allege two “separate, but interrelated” conspiracies; one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. The motion for class certification in Watson was granted in March 2014. The appeal of the decision granting class certification was heard in December 2014. In August 2015, the British Columbia Court of Appeal allowed the appeals in part, resulting in certain causes of action being struck and others being reinstated. The matter remains certified as a class action. The trial in Watson is scheduled to commence in September 2018.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario, Quebec and British Columbia against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005 CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. The motion for class certification in Sherry was granted in June 2014 conditional on the plaintiffs framing a workable class definition. In July 2014 CIBC filed a Notice of Appeal. CIBC’s appeal of the certification decision in Sherry was heard in April 2016. The court reserved its decision. In June 2016, the British Columbia Court of Appeal allowed the appeal in Sherry in part, resulting in certain causes of action being struck. Sherry remains certified as a class action. Neither party has sought leave to appeal to the Supreme Court of Canada.

Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and OPY Credit Corp v. Canadian Imperial Bank of Commerce and CIBC World Markets Corp.

In March 2013, a claim was filed in New York State Supreme Court against CIBC by Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. (Oppenheimer) and OPY Credit Corp. seeking damages of US$176 million relating to an alleged breach of a credit facility that Canadian Imperial Bank of Commerce entered into with OPY Credit Corp. in January 2008 (Oppenheimer Holdings Inc. v. Canadian Imperial Bank of Commerce). In November 2013, the court dismissed all claims brought by Oppenheimer Holdings Inc. and Oppenheimer & Co. and reduced the claim to one cause of action, a claim by OPY Credit Corp. alleging that Canadian Imperial Bank of Commerce breached the credit facility. In January 2014, plaintiffs filed an amended complaint again asserting claims relating to alleged breaches of the credit facility, as well as claims relating to an asset purchase agreement between Oppenheimer Holdings Inc. and Oppenheimer & Co., and Canadian Imperial Bank of Commerce and CIBC World Markets Corp. In October 2014, the court granted CIBC’s motion to dismiss in part, narrowing the claims against CIBC. This case continues to proceed.

Barbero v. Royal Bank of Canada, et al

In April 2015, a proposed class action was filed in the Supreme Court of British Columbia against CIBC, Royal Bank of Canada, Toronto-Dominion Bank, Bank of Montreal and Bank of Nova Scotia. The action is brought on behalf of residents of British Columbia who allege they were charged by the defendants a monthly premium or fee for credit protection without their consent or authorization at any time. The plaintiff alleges that the defendants employ uniform, unfair, fraudulent and unlawful marketing practices to enroll customers who receive no meaningful benefit from the product. The claim seeks a refund of the premiums, charges or fees received from customers and unspecified general and punitive damages. The motion for class certification is scheduled for February 2017.

Cerberus Capital Management L.P. v. CIBC

In October 2015, Securitized Asset Funding 2011-2, LTD., a special purpose investment vehicle affiliated with Cerberus Capital Management L.P. (collectively “Cerberus”), commenced a Federal Court action in New York against CIBC seeking unspecified damages of “at least hundreds of millions of dollars”. The action relates to two transactions in 2008 and 2011 in which CIBC issued a limited recourse note and certificate to Cerberus which significantly reduced CIBC’s exposure to the U.S. residential real estate market. The complaint alleges that CIBC breached its contract with Cerberus by failing to appropriately calculate and pay with respect to two of the payment streams due under the 2008 note and 2011 certificate.

In November 2015, Cerberus voluntarily dismissed the Federal Court action and filed a new action asserting the same claims in New York State Court. In January 2016, CIBC served its Answer and Counterclaims. In March 2016, Cerberus filed a motion for summary judgment and sought to stay discovery. In April 2016, the court directed the parties to start discovery. The court has not set a date for hearing the summary judgment motion.

Valeant class actions:

Catucci v. Valeant Pharmaceuticals International Inc., et al.

Potter v. Valeant Pharmaceuticals International Inc., et al.

In March 2016, a proposed class action was filed in the Quebec Superior Court on behalf of purchasers of shares in Valeant Pharmaceuticals International Inc. against the issuer, its directors and officers, its auditors and the underwriting syndicates for six public offerings from 2013 to 2015. CIBC World Markets Corp. was part of the underwriting syndicate for three of the offerings (underwriting 1.5% of a US$1.6 billion offering in June 2013, 1.5% of a US$900 million offering in December 2013 and 0.625% of an offering comprising US$5.25 billion and €1.5 billion in March 2015). The proposed class action alleges various misrepresentations on the part of Valeant and the other defendants, including representations made in the prospectus of the public offerings, relating to Valeant’s relationships with various “specialty pharmacies” who were allegedly acting improperly in the distribution of Valeant’s products resulting in Valeant’s operational results, revenues, and share price during the relevant period being artificially inflated. In July 2016, a similar

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proposed class action (Potter v. Valeant Pharmaceuticals International Inc., et al.) was commenced in New Jersey Federal Court. The motion for class certification in Catucci is scheduled for April 2017.

In re PrivateBancorp Shareholder Litigation

Following the announcement of the proposed acquisition of PrivateBancorp, Inc., three proposed class actions were filed on behalf of PrivateBancorp, Inc. shareholders in the Circuit Court of Cook County, Illinois: Solak v. Richman, et al., Parshall v. PrivateBancorp, Inc., et al., and Griffin v. PrivateBancorp, Inc., et al. All of the actions name as defendants PrivateBancorp, Inc. and the members of its board of directors, and assert that the directors breached their fiduciary duties in connection with the transaction. One such case (Griffin) further asserts that PrivateBancorp, Inc. aided and abetted its directors’ alleged breaches. Two of the actions (Parshall and Griffin) also name as defendants CIBC, and assert that it, too, aided and abetted the directors’ purported breaches. The actions broadly allege that the transaction was the result of a flawed process, that the price is unfair, and that certain provisions of the merger agreement might dissuade a potential suitor from making a competing offer, among other things. Plaintiffs seek injunctive and other relief, including damages. CIBC believes the demands and complaints are without merit and there are substantial legal and factual defenses to the claims asserted. In Q4 2016, the matters were amended and consolidated as In re Privatebancorp Shareholder Litigation.

Legal provisions

The following table presents changes in our legal provisions:

$ millions, for the year ended October 31	2016	2015
Balance at beginning of year	$27	$39
Additional new provisions recognized	106	12
Less:
Amounts incurred and charged against existing provisions	(9)	(22)
Unused amounts reversed	(6)	(2)
Balance at end of year	$118	$27

The additional new provisions recognized in 2016 include $76 million in respect of a no-contest settlement agreement reached with the Ontario Securities Commission (OSC) in relation to a matter resulting in reimbursements to certain clients. CIBC discovered and self-reported this matter to the OSC. The no-contest settlement agreement was approved by the OSC pursuant to an order dated October 28, 2016 and represents a legal obligation at the end of the current year.

Restructuring

During 2015, we recorded cumulative restructuring charges of $296 million in Corporate and Other. The charges primarily related to employee severance and included Program Clarity, a bank-wide priority focused on simplifying our bank. The charges also included restructuring costs related to CIBC FirstCaribbean, which included charges related to the sale by CIBC FirstCaribbean of its Belize banking operations.

In the fourth quarter of 2016 we recorded additional restructuring charges of $134 million as we continue to implement initiatives focused on simplifying our bank.

The following table presents changes in the restructuring provision:

$ millions, for the year ended October 31	2016	2015
Balance at beginning of year	$244	$–
Additional new provisions recognized	158	296
Less:
Amounts incurred and charged against existing provisions	(122)	(52)
Unused amounts reversed	(24)	–
Balance at end of year	$256	$244

While the amount of $256 million recognized represents our best estimate as at October 31, 2016 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will be settled and the amounts that will ultimately be paid, as this will largely depend upon individual facts and circumstances.

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Note 24	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political, or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at October 31				2016				2015
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (1)(2)(3)	$387,354	$59,457	$36,130	$482,941	$345,718	$62,760	$35,798	$444,276
Off-balance sheet
Credit-related arrangements
Financial institutions	$45,464	$6,187	$3,578	$55,229	$39,781	$3,496	$3,781	$47,058
Governments	5,894	66	108	6,068	4,912	–	47	4,959
Retail	114,834	–	415	115,249	105,967	3	285	106,255
Corporate	51,512	13,326	5,397	70,235	48,749	11,886	6,612	67,247
	$217,704	$19,579	$9,498	$246,781	$199,409	$15,385	$10,725	$225,519
Derivative instruments (4)(5)
By counterparty type
Financial institutions (6)	$6,384	$4,029	$7,766	$18,179	$6,037	$3,467	$7,502	$17,006
Governments	5,275	–	5	5,280	5,379	–	39	5,418
Corporate	1,612	859	929	3,400	1,675	458	999	3,132
	13,271	4,888	8,700	26,859	13,091	3,925	8,540	25,556
Less: effect of netting	(9,225)	(3,594)	(5,146)	(17,965)	(8,466)	(3,104)	(5,490)	(17,060)
Total derivative instruments	$4,046	$1,294	$3,554	$8,894	$4,625	$821	$3,050	$8,496

(1)	Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.
(2)	Includes Canadian currency of $378.5 billion (2015: $344.0 billion) and foreign currencies of $104.4 billion (2015: $100.3 billion).
(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $319.8 billion (2015: $291.0 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount.
(4)	Also included in the on-balance sheet major assets in the table.
(5)	Does not include exchange-traded derivatives of $903 million (2015: $786 million).
(6)	Includes positive fair value (net of CVA) of $3 million (2015: $12 million) on notional amounts of $0.4 billion (2015: $1.2 billion) with financial guarantors.

In addition, see Note 22 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Also see shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

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Note 25	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel(1), their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. As CIBC’s subsidiaries are consolidated, transactions with these entities have been eliminated and are not reported as related-party transactions. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC.

Key management personnel and their affiliates

As at October 31, 2016, loans to key management personnel(1) and their close family members and to entities that they or their close family members control or jointly control totalled $140 million (2015: $73 million), letters of credit and guarantees totalled $2 million (2015: $1 million), and undrawn credit commitments totalled $46 million (2015: $37 million).

These outstanding balances are generally unsecured and we have no provision for credit losses relating to these amounts for the years ended October 31, 2016 and 2015.

(1)	Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors); and Executive Committee (ExCo) and certain named officers per the Bank Act (Canada) (collectively referred to as senior officers). Board members who are also ExCo members are included as senior officers.

Compensation of key management personnel

$ millions, for the year ended October 31		2016		2015
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$2	$22	$2	$23
Post-employment benefits	–	3	–	2
Share-based benefits (2)	2	27	2	21
Termination benefits	–	–	–	7
Total compensation	$4	$52	$4	$53

(1)	Comprises salaries, statutory and non-statutory benefits related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.
(2)	Comprises grant-date fair values of awards granted in the year.

Refer to the following Notes for additional details on related-party transactions:

Share-based payment plans

See Note 18 for details of these plans offered to directors and senior officers.

Post-employment benefit plans

See Note 19 for related-party transactions between CIBC and the post-employment benefit plans.

Equity-accounted associates and joint ventures

See Note 26 for details of our equity-accounted associates and joint ventures.

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Note 26	Investments in equity-accounted associates and joint ventures

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company, which provide trust and asset servicing, both in Canada. As at October 31, 2016, the carrying value of our investments in the joint ventures was $380 million (2015: $343 million), which was included in Corporate and Other.

As at October 31, 2016, loans to the joint ventures totalled $50 million (2015: nil) and undrawn credit commitments totalled $78 million (2015: $128 million).

CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 22 for additional details.

There was no unrecognized share of losses of any joint ventures, either for the year or cumulatively. In 2016 and 2015, none of our joint ventures experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

$ millions, for the year ended October 31	2016	2015	2014
Net income	$64	$57	$50
OCI	2	(2)	2
Total comprehensive income	$66	$55	$52

Associates

As at October 31, 2016, the total carrying value of our investments in associates was $386 million (2015: $1,504 million). These investments comprise: listed associates with a carrying value of $201 million (2015: $193 million) and a fair value of $223 million (2015: $166 million); and unlisted associates with a carrying value of $185 million (2015: $1,311 million) and a fair value of $198 million (2015: $1,649 million). Of the total carrying value of our investments in associates, $2 million (2015: nil) was included in Retail and Business Banking, $33 million (2015: $1,169 million) in Wealth Management, $330 million (2015: $316 million) in Capital Markets, and $21 million (2015: $19 million) in Corporate and Other.

As at October 31, 2016, loans to associates totalled nil (2015: $12 million) and undrawn credit commitments totalled $153 million (2015: $132 million). We also had commitments to invest up to nil (2015: $1 million) in our associates.

There was no unrecognized share of losses of any associate, either for the year or cumulatively. In 2016 and 2015, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in equity-accounted associates:

$ millions, for the year ended October 31	2016	2015	2014
Net income	$32	$120	$176
OCI	4	(3)	14
Total comprehensive income	$36	$117	$190

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Note 27	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2016
Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC	(2)
CIBC Asset Management Inc.	Toronto, Ontario, Canada	$444
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	591
CIBC World Markets Inc.	Toronto, Ontario, Canada	306
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC USA Holdings Inc.	New York, New York, U.S.
CIBC World Markets Corp.	New York, New York, U.S.
Canadian Imperial Holdings Inc.	New York, New York, U.S.
CIBC Inc.	New York, New York, U.S.
CIBC Capital Corporation	New York, New York, U.S.
CIBC Delaware Funding Corp.	New York, New York, U.S.
Atlantic Trust Group, LLC	Atlanta, Georgia, U.S.
AT Investment Advisers, Inc.	Chicago, Illinois, U.S.
Atlantic Trust Company, National Association	Atlanta, Georgia, U.S.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	9,933
CIBC Cayman Bank Limited	George Town, Grand Cayman, Cayman Islands
CIBC Cayman Capital Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (91.4%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC World Markets plc	London, United Kingdom	490
CIBC World Markets (Japan) Inc.	Warrens, St. Michael, Barbados	48
CIBC Australia Ltd	Sydney, New South Wales, Australia	19

(1)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC USA Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc., CIBC Capital Corporation, CIBC Delaware Funding Corp., Atlantic Trust Group, LLC and AT Investment Advisers, Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.; and Atlantic Trust Company, National Association, which was organized under the Federal law of the U.S.
(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.
(3)	The book value of shares owned by CIBC is less than $1 million.

In addition to the above, we consolidate certain SEs where we have control over the SE. See Note 6 for additional details.

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Note 28	Segmented and geographic information

CIBC has three SBUs: Retail and Business Banking, Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides personal and business clients across Canada with financial advice, products and services through a strong team of advisors and relationship managers, in our banking centres or through remote channels such as mobile advisors, telephone, online or mobile banking.

Wealth Management provides integrated advice and investment solutions to meet the needs of institutional, retail, and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through approximately 1,600 advisors across Canada and the U.S. Other includes the results of ACI. For further details regarding the sale of our minority investment in ACI, see Note 3.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Technology and Operations, Finance (including Treasury), Administration, Risk Management, and Internal Audit, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes our international banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

Business unit allocations

Treasury activities impact the reported financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Retail and Business Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales, renewals, trailer commissions and the recovery of distribution service costs are made among the lines of business and SBUs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria. Revenue, expenses, and other balance sheet resources related to certain activities are fully allocated to the lines of business within the SBUs.

The individual allowances and related provisions are reported in the respective SBUs. The collective allowances and related provisions are reported in Corporate and Other except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective SBUs. All allowances and related provisions for CIBC FirstCaribbean are reported in Corporate and Other.

Changes made to our business segments

2016

The following external reporting changes were made in the first quarter of 2016. Prior period amounts were reclassified accordingly. The changes impacted the results of our SBUs, but there was no impact on consolidated net income resulting from these reclassifications.

•

In the corporate and investment banking and business banking lines of business within Capital Markets and Retail and Business Banking, respectively, our client segmentation was redefined in a manner that reinforced our client-focused strategy, and resulted in a greater degree of industry specialization and expertise, while providing enhanced client coverage. We transferred client accounts accordingly between these lines of business.

•

The transfer pricing methodology used by Treasury to charge and credit the SBUs for the cost and benefit of funding assets and liabilities, respectively, was enhanced to better align to our liquidity risk models.

In addition:

Within Capital Markets:

•

Equity and debt underwriting revenue, previously shared between the global markets and corporate and investment banking lines of business, was transferred to be reported entirely within the corporate and investment banking line of business.

Within Wealth Management:

•	The wealth advisory services business previously reported in the asset management line of business was transferred to the retail brokerage line of business.
•	An “other” line of business was established to include the results of ACI, previously reported in the asset management line of business.

2015

Capital Markets

In November 2015, the name of this SBU was changed to Capital Markets from Wholesale Banking. This SBU comprises global markets, corporate and investment banking, and other.

2014

Sale of Aeroplan portfolio

On December 27, 2013, we sold approximately 50% of our Aerogold VISA portfolio, consisting primarily of credit card only clients, to TD. Accordingly, the revenue related to the sold credit card portfolio was moved from personal banking to the other line of business within Retail and Business Banking. Prior period amounts were restated accordingly.

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Allocation of Treasury activities

Treasury-related transfer pricing continues to be charged or credited to each line of business within our SBUs. We changed our approach to allocating the residual financial impact of Treasury activities. Certain fees are charged directly to the lines of business, and the residual net revenue is retained in Corporate and Other. Prior period amounts were restated accordingly.

Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Retail and Business Banking	Wealth Management	Capital Markets	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)
2016	Net interest income (2)	$6,218	$203	$2,115	$(170)	$8,366	$7,639	$64	$577	$86
	Non-interest income	2,174	3,110	789	596	6,669	5,208	576	620	265
	Intersegment revenue (3)	463	(474)	11	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,855	2,839	2,915	426	15,035	12,847	640	1,197	351
	Provision for (reversal of) credit losses	765	–	153	133	1,051	890	93	22	46
	Amortization and impairment (4)	93	26	5	338	462	374	46	35	7
	Other non-interest expenses	4,379	1,727	1,393	1,010	8,509	7,295	556	473	185
	Income (loss) before income taxes	3,618	1,086	1,364	(1,055)	5,013	4,288	(55)	667	113
	Income taxes (2)	929	222	288	(721)	718	616	(13)	87	28
	Net income (loss)	$2,689	$864	$1,076	$(334)	$4,295	$3,672	$(42)	$580	$85
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$20	$20	$–	$–	$20	$–
	Equity shareholders	2,689	864	1,076	(354)	4,275	3,672	(42)	560	85
	Average assets (5)	$265,760	$4,482	$162,842	$76,056	$509,140	$420,432	$53,694	$27,599	$7,415
2015 (6)	Net interest income (2)	$5,879	$203	$1,870	$(37)	$7,915	$7,221	$145	$458	$91
	Non-interest income	2,080	2,722	740	399	5,941	4,491	650	601	199
	Intersegment revenue (3)	447	(457)	10	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,406	2,468	2,620	362	13,856	11,712	795	1,059	290
	Provision for (reversal of) credit losses	670	(1)	54	48	771	701	22	49	(1)
	Amortization and impairment (4)	93	26	5	311	435	348	42	38	7
	Other non-interest expenses	4,216	1,758	1,327	1,125	8,426	7,229	546	469	182
	Income (loss) before income taxes	3,427	685	1,234	(1,122)	4,224	3,434	185	503	102
	Income taxes (2)	897	167	277	(707)	634	462	48	97	27
	Net income (loss)	$2,530	$518	$957	$(415)	$3,590	$2,972	$137	$406	$75
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$14	$14	$–	$–	$14	$–
	Equity shareholders	2,530	518	957	(429)	3,576	2,972	137	392	75
	Average assets (5)	$242,890	$4,796	$142,771	$64,867	$455,324	$388,220	$40,170	$19,984	$6,950
2014 (6)	Net interest income (2)	$5,587	$196	$1,540	$136	$7,459	$6,728	$164	$471	$96
	Non-interest income	2,239	2,408	849	408	5,904	4,459	578	584	283
	Intersegment revenue (3)	397	(404)	7	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,223	2,200	2,396	544	13,363	11,187	742	1,055	379
	Provision for (reversal of) credit losses	731	–	43	163	937	661	59	219	(2)
	Amortization and impairment (4)	87	22	5	699	813	319	36	451	7
	Other non-interest expenses	4,132	1,560	1,220	787	7,699	6,734	424	378	163
	Income (loss) before income taxes	3,273	618	1,128	(1,105)	3,914	3,473	223	7	211
	Income taxes (2)	814	148	259	(522)	699	525	72	49	53
	Net income (loss)	$2,459	$470	$869	$(583)	$3,215	$2,948	$151	$(42)	$158
	Net income (loss) attributable to:
	Non-controlling interests	$–	$2	$–	$(5)	$(3)	$2	$–	$(5)	$–
	Equity shareholders	2,459	468	869	(578)	3,218	2,946	151	(37)	158
	Average assets (5)	$229,947	$4,354	$122,469	$54,711	$411,481	$357,142	$27,565	$20,355	$6,419

(1)	Net income and average assets are allocated based on the geographical location where they are recorded.
(2)	Capital Markets net interest income and income tax expense includes a taxable equivalent basis (TEB) adjustment of $474 million (2015: $482 million; 2014: $421 million) with an equivalent offset in Corporate and Other.
(3)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.
(4)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. In addition, 2014 includes impairment loss relating to CIBC FirstCaribbean goodwill.
(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(6)	Certain information has been reclassified to conform to the presentation adopted in the current year.
n/a	Not applicable.

162	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2016	2015 (1)	2014 (1)
Retail and Business Banking
Personal banking	$7,066	$6,693	$6,305
Business banking	1,726	1,623	1,531
Other	63	90	387
	$8,855	$8,406	$8,223
Wealth Management
Retail brokerage	$1,269	$1,282	$1,232
Asset management	746	707	601
Private wealth management	381	379	275
Other	443	100	92
	$2,839	$2,468	$2,200
Capital Markets (2)
Global markets	$1,640	$1,353	$991
Corporate and investment banking	1,259	1,273	1,294
Other	16	(6)	111
	$2,915	$2,620	$2,396
Corporate and Other (2)
International banking	$722	$678	$600
Other	(296)	(316)	(56)
	$426	$362	$544

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(2)	Capital Markets revenue includes a TEB adjustment of $474 million (2015: $482 million; 2014: $421 million) with an equivalent offset in Corporate and Other.

Note 29	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross referencing of those disclosures to the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risk
Regulatory compliance risk
Credit risk: gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk: trading portfolios – Value-at-Risk (VaR); stressed VaR, incremental risk charge, non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		AIRB and standardized approaches
$ millions, as at October 31		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2016	Cash and deposits with banks	$163	$10,193	$2,086	$–	$–	$–	$–	$12,442	$1,723	$14,165
	Securities	1,320	30,352	3,791	–	–	–	3,250	38,713	48,710	87,423
	Cash collateral on securities borrowed	–	–	5,433	–	–	–	–	5,433	–	5,433
	Securities purchased under resale agreements	14,376	8,950	5,051	–	–	–	–	28,377	–	28,377
	Loans	63,648	4,705	1,369	204,078	21,565	10,451	2,181	307,997	1,111	309,108
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,691)	(1,691)
	Derivative instruments	5,799	6,776	15,187	–	–	–	–	27,762	–	27,762
	Customers’ liability under acceptances	10,609	1,615	140	–	–	–	–	12,364	–	12,364
	Other assets	437	1,963	5,269	147	32	14	4	7,866	10,550	18,416
	Total credit exposure	$96,352	$64,554	$38,326	$204,225	$21,597	$10,465	$5,435	$440,954	$60,403	$501,357
2015	Total credit exposure	$85,638	$54,032	$44,739	$185,381	$20,435	$10,030	$4,857	$405,112	$58,197	$463,309

CIBC 2016 ANNUAL REPORT	163

Consolidated financial statements

Note 30	Offsetting financial assets and liabilities

The following table identifies the amounts that have been offset on the consolidated balance sheet in accordance with the requirements of IAS 32, and also those amounts that are subject to enforceable netting agreements but do not qualify for offsetting on the consolidated balance sheet either because we do not have a currently enforceable legal right to set-off the recognized amounts, or because we do not intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial assets	Gross amounts offset on the consolidated balance sheet (1)		Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31			Net amounts	Financial instruments (2)	Collateral received (3)	Net amounts
2016
Derivatives	$33,335	$(7,239)	$26,096	$(17,965)	$(3,877)	$4,254	$1,666		$27,762
Cash collateral on securities borrowed	5,433	–	5,433	–	(5,282)	151	–		5,433
Securities purchased under resale agreements	30,731	(2,354)	28,377	–	(28,362)	15	–		28,377
	$69,499	$(9,593)	$59,906	$(17,965)	$(37,521)	$4,420	$1,666		$61,572
2015
Derivatives	$32,938	$(7,771)	$25,167	$(17,060)	$(3,556)	$4,551	$1,175		$26,342
Cash collateral on securities borrowed	3,245	–	3,245	–	(3,182)	63	–		3,245
Securities purchased under resale agreements	31,803	(1,714)	30,089	–	(30,070)	19	–		30,089
	$67,986	$(9,485)	$58,501	$(17,060)	$(36,808)	$4,633	$1,175		$59,676

Financial liabilities

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial liabilities	Gross amounts offset on the consolidated balance sheet (1)		Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31			Net amounts	Financial instruments (2)	Collateral pledged (3)	Net amounts
2016
Derivatives	$34,820	$(7,239)	$27,581	$(17,965)	$(7,328)	$2,288	$1,226		$28,807
Cash collateral on securities lent	2,518	–	2,518	–	(2,473)	45	–		2,518
Obligations related to securities sold under repurchase agreements	14,048	(2,354)	11,694	–	(11,680)	14	–		11,694
	$51,386	$(9,593)	$41,793	$(17,965)	$(21,481)	$2,347	$1,226		$43,019
2015
Derivatives	$35,486	$(7,771)	$27,715	$(17,060)	$(6,625)	$4,030	$1,342		$29,057
Cash collateral on securities lent	1,429	–	1,429	–	(1,389)	40	–		1,429
Obligations related to securities sold under repurchase agreements	10,628	(1,714)	8,914	–	(8,889)	25	–		8,914
	$47,543	$(9,485)	$38,058	$(17,060)	$(16,903)	$4,095	$1,342		$39,400

(1)	Comprises amounts related to the financial instruments which qualify for offsetting under IAS 32.
(2)	Comprises amounts subject to set-off under enforceable netting agreements, such as ISDA agreements, derivative exchange or clearing counterparty agreements, global master repurchase agreements, and global master securities lending agreements. Under such arrangements, all outstanding transactions governed by the relevant agreement can be offset if an event of default or other predetermined event occurs.
(3)	Collateral received and pledged amounts are reflected at fair value, but have been limited to the net balance sheet exposure so as not to include any over-collateralization.
(4)	Includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.

The offsetting and collateral arrangements discussed above and other credit risk mitigation strategies used by CIBC are further explained in the “Credit risk” section of the MD&A. Certain amounts of securities received as collateral are restricted from being sold or re-pledged.

164	CIBC 2016 ANNUAL REPORT

Consolidated financial statements

Note 31	Interest income and expense

The table below provides the consolidated interest income and expense for both product and accounting categories. The consolidated amounts presented are reported before any interest income and expense associated with funding these assets and liabilities.

$ millions, for the year ended October 31		Amortized cost	Trading	AFS	FVO	Total
2016	Interest income
	Loans	$9,824	$9	$–	$–	$9,833
	Securities	–	1,386	383	5	1,774
	Securities borrowed or purchased under resale agreements	329	–	–	–	329
	Deposits with banks	156	–	–	–	156
		$10,309	$1,395	$383	$5	$12,092
	Interest expense
	Deposits	$3,197	$–	$–	$18	$3,215
	Securities sold short	–	199	–	–	199
	Securities lent or sold under repurchase agreements	127	–	–	–	127
	Subordinated indebtedness	137	–	–	–	137
	Other	48	–	–	–	48
		$3,509	$199	$–	$18	$3,726
2015	Interest income
	Loans	$9,557	$16	$–	$–	$9,573
	Securities	–	1,293	227	4	1,524
	Securities borrowed or purchased under resale agreements	310	–	–	–	310
	Deposits with banks	76	–	–	–	76
		$9,943	$1,309	$227	$4	$11,483
	Interest expense
	Deposits	$2,965	$–	$–	$25	$2,990
	Securities sold short	–	230	–	–	230
	Securities lent or sold under repurchase agreements	110	–	–	–	110
	Subordinated indebtedness	181	–	–	–	181
	Other	57	–	–	–	57
		$3,313	$230	$–	$25	$3,568
2014	Interest income
	Loans	$9,491	$13	$–	$–	$9,504
	Securities	–	1,287	337	4	1,628
	Securities borrowed or purchased under resale agreements	320	–	–	–	320
	Deposits with banks	25	–	–	–	25
		$9,836	$1,300	$337	$4	$11,477
	Interest expense
	Deposits	$3,311	$–	$–	$26	$3,337
	Securities sold short	–	327	–	–	327
	Securities lent or sold under repurchase agreements	127	–	–	–	127
	Subordinated indebtedness	178	–	–	–	178
	Other	49	–	–	–	49
		$3,665	$327	$–	$26	$4,018

CIBC 2016 ANNUAL REPORT	165

Consolidated financial statements

Note 32	Future accounting policy changes

We are currently evaluating the impact of the following standards that are effective for us after fiscal 2016:

Amendments to IAS 7 “Statement of Cash Flows” – issued in January 2016 is effective for annual periods beginning January 1, 2017, which for us will be on November 1, 2017. The amendments will require disclosure of changes in certain liabilities that arise from financing activities.

IFRS 9 “Financial Instruments” – issued in July 2014, replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all of the requirements of the standard. During 2015, OSFI issued a final advisory that requires D-SIBs to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than required by the IASB. As a D-SIB, we will publish our first interim consolidated financial statements under IFRS 9 for the quarter ended January 31, 2018, except for the “own credit” provisions of IFRS 9, which we voluntarily early adopted as of November 1, 2014. As permitted, we will not re-state our prior period comparative consolidated financial statements when we adopt the requirements of the new standard. We will recognize an adjustment to our opening November 1, 2017 retained earnings and AOCI to reflect the application of the new requirements at the adoption date.

IFRS 9 consists of three main sections: (1) Classification and measurement of financial instruments; (2) Impairment; and (3) Hedge accounting. The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as fair value through profit or loss (FVTPL).

For debt instrument financial assets that meet the SPPI test, classification at initial recognition will be determined based on the business model under which these instruments are managed. Debt instruments that are managed on a “hold for trading” or “fair value” basis will be classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis will be classified as FV-OCI for debt. Debt instruments that are managed on a “hold to collect” basis will be classified as amortized cost.

For those debt instrument financial assets that would otherwise be classified as FV-OCI or amortized cost, an irrevocable designation can be made at initial recognition to instead measure the debt instrument at FVTPL under the FVO if doing so eliminates or significantly reduces an accounting mismatch and if certain OSFI requirements are met.

All equity instrument financial assets are required to be classified at initial recognition as FVTPL unless an irrevocable designation is made to classify the instrument as FV-OCI for equities. For instruments where an irrevocable designation has been made, all realized and unrealized gains and losses are recognized in OCI with no recycling to profit and loss. Only dividends continue to be recognized in profit and loss.

The classification and measurement of financial liabilities remain essentially unchanged from the current IAS 39 requirements, except that changes in fair value of FVO liabilities attributable to changes in own credit risk are to be presented in OCI, rather than profit and loss, which we early adopted as of November 1, 2014.

Derivatives will continue to be measured at FVTPL under IFRS 9.

The new impairment guidance sets out an expected credit loss (ECL) model applicable to all debt instrument financial assets classified as amortized cost or FV-OCI. In addition, the ECL model applies to loan commitments and financial guarantees that are not measured at FVTPL.

The application of the ECL methodology to non-impaired financial instruments requires entities to recognize 12 months of expected credit losses from the date the financial instrument is first recognized, and to recognize lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. In assessing whether credit risk has increased significantly, entities are required to compare the risk of a default occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of initial recognition. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then entities shall revert to recognizing 12 months of expected credit losses. The ECL model under IFRS 9 also requires that lifetime expected credit losses be recognized for financial assets that are assessed as credit-impaired.

Hedge accounting guidance has been changed to better align the accounting with risk management activities. As permitted, we have chosen to not adopt the IFRS 9 hedge accounting requirements and instead to retain the IAS 39 requirements, pending the completion of the IASB’s project on macro hedge accounting.

IFRS 15 “Revenue from Contracts with Customers” – issued in May 2014, replaces prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, which for us will be on November 1, 2018. The new guidance includes a five-step recognition and measurement approach, requirements for accounting for contract costs, and enhanced quantitative and qualitative disclosure requirements.

IFRS 16 “Leases” – issued in January 2016, replaces IAS 17 “Leases” and is effective for annual periods beginning on or after January 1, 2019, which for us will be on November 1, 2019. Early application is permitted if IFRS 15 has also been applied. For lessees, the new standard will result in on-balance sheet recognition for many leases that are considered operating leases under IAS 17, which will result in the gross-up of the balance sheet through the recognition of a right-of-use asset and a liability for the lease component of the future payments. Depreciation expense on the right-of-use asset and interest expense on the lease liability will replace the operating lease expense. The accounting for leases by lessors remains mostly unchanged from IAS 17.

Note 33	Subsequent event

Sale and lease back of certain retail properties

On November 15, 2016, we entered into a definitive agreement to sell and lease back 89 retail properties located mainly in Ontario and British Columbia. The closing of the agreement is expected to occur in the first quarter of 2017, and will result in the recognition of an after-tax gain of approximately $247 million in our Retail and Business Banking SBU.

166	CIBC 2016 ANNUAL REPORT

Quarterly review

Condensed consolidated statement of income

	2016				2015
Unaudited, $ millions, for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$2,110	$2,113	$2,037	$2,106	$2,043	$2,021	$1,895	$1,956
Non-interest income	1,571	2,023	1,594	1,481	1,440	1,499	1,499	1,503
Total revenue	3,681	4,136	3,631	3,587	3,483	3,520	3,394	3,459
Provision for credit losses	222	243	324	262	198	189	197	187
Non-interest expenses	2,347	2,218	2,242	2,164	2,383	2,179	2,104	2,195
Income before income taxes	1,112	1,675	1,065	1,161	902	1,152	1,093	1,077
Income taxes	181	234	124	179	124	174	182	154
Net income	$931	$1,441	$941	$982	$778	$978	$911	$923
Net income (loss) attributable to non-controlling interests	4	6	5	5	2	5	4	3
Preferred shareholders	10	9	10	9	9	11	12	13
Common shareholders	917	1,426	926	968	767	962	895	907
Net income attributable to equity shareholders	$927	$1,435	$936	$977	$776	$973	$907	$920

Condensed consolidated balance sheet

	2016				2015
Unaudited, $ millions, as at	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Assets
Cash and deposits with banks	$14,165	$13,128	$11,455	$12,629	$18,637	$20,075	$17,719	$13,045
Securities	87,423	84,965	79,599	78,503	74,982	72,922	58,687	61,289
Securities borrowed or purchased under resale agreements	33,810	36,460	35,722	34,811	33,334	31,350	41,774	38,019
Loans
Residential mortgages	187,298	181,480	175,438	172,998	169,258	165,337	161,281	160,007
Personal and credit card	50,373	49,621	48,790	48,223	48,321	48,047	47,702	47,213
Business and government	71,437	69,448	68,118	71,297	65,276	65,738	58,969	60,169
Allowance for credit losses	(1,691)	(1,780)	(1,800)	(1,790)	(1,670)	(1,711)	(1,689)	(1,727)
Derivative instruments	27,762	28,553	28,740	31,939	26,342	30,030	26,746	39,124
Customers’ liability under acceptances	12,364	13,504	13,215	10,573	9,796	8,091	10,280	9,304
Other assets	18,416	19,111	18,867	19,849	19,033	17,963	17,734	18,780
	$501,357	$494,490	$478,144	$479,032	$463,309	$457,842	$439,203	$445,223
Liabilities and equity
Deposits
Personal	$148,081	$145,731	$142,853	$142,583	$137,378	$135,733	$134,319	$134,882
Business and government	190,240	187,736	177,287	183,423	178,850	174,987	158,927	155,861
Bank	17,842	16,541	11,424	12,638	10,785	10,892	9,556	9,118
Secured borrowings	39,484	39,565	37,146	38,590	39,644	38,913	38,386	40,014
Derivative instruments	28,807	30,225	32,744	35,702	29,057	31,883	30,468	39,903
Acceptances	12,395	13,504	13,272	10,579	9,796	8,091	10,280	9,304
Obligations related to securities lent or sold short or under repurchase agreements	24,550	22,801	26,358	18,474	20,149	21,066	22,645	19,104
Other liabilities	12,919	12,266	11,934	11,693	12,223	11,370	10,873	12,694
Subordinated indebtedness	3,366	3,400	3,354	3,385	3,874	3,844	3,868	4,864
Equity	23,673	22,721	21,772	21,965	21,553	21,063	19,881	19,479
	$501,357	$494,490	$478,144	$479,032	$463,309	$457,842	$439,203	$445,223

CIBC 2016 ANNUAL REPORT	167

Select financial measures

	2016				2015
Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Return on common shareholders’ equity	16.8%	26.8%	18.0%	18.1%	15.1%	20.4%	19.9%	19.9%
Return on average assets	0.70%	1.12%	0.76%	0.79%	0.65%	0.85%	0.83%	0.84%
Average common shareholders’ equity ($ millions)	$21,763	$21,198	$20,899	$21,233	$20,122	$18,733	$18,437	$18,123
Average assets ($ millions)	$527,702	$511,925	$502,408	$494,379	$476,700	$457,774	$448,912	$437,701
Average assets to average common equity	24.2	24.1	24.0	23.3	23.7	24.4	24.3	24.2
Capital and leverage
CET1 ratio	11.3%	10.9%	10.4%	10.6%	10.8%	10.8%	10.8%	10.3%
Tier 1 capital ratio	12.8%	12.4%	11.9%	12.1%	12.5%	12.5%	12.6%	12.1%
Total capital ratio	14.8%	14.4%	13.9%	14.2%	15.0%	15.0%	15.3%	15.0%
Leverage ratio	4.0%	3.9%	3.8%	3.8%	3.9%	3.9%	3.9%	3.8%
Net interest margin	1.59%	1.64%	1.65%	1.69%	1.70%	1.75%	1.73%	1.77%
Efficiency ratio	63.8%	53.6%	61.7%	60.3%	68.4%	61.9%	62.0%	63.5%

Common share information

	2016				2015
Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Average shares outstanding (thousands)	395,181	394,753	394,679	396,927	397,253	397,270	397,212	397,117
Per share
– basic earnings	$2.32	$3.61	$2.35	$2.44	$1.93	$2.42	$2.25	$2.28
– diluted earnings	2.32	3.61	2.35	2.43	1.93	2.42	2.25	2.28
– dividends	1.21	1.21	1.18	1.15	1.12	1.09	1.06	1.03
– book value (1)	56.59	54.54	52.16	52.56	51.25	50.02	47.08	45.99
Share price (2)
– high	104.46	104.19	101.76	101.22	102.74	96.99	97.62	107.16
– low	97.51	96.84	83.33	83.42	86.00	89.55	89.26	88.18
– close	100.50	99.19	101.34	91.24	100.28	93.46	96.88	88.18
Dividend payout ratio	52.2%	33.5%	50.2%	47.3%	58.0%	45.0%	47.1%	45.1%

(1)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(2)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

168	CIBC 2016 ANNUAL REPORT

Ten-year statistical review

Condensed consolidated statement of income

	IFRS						Canadian GAAP
Unaudited, $ millions, for the year ended October 31	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Net interest income	$8,366	$7,915	$7,459	$7,453	$7,326	$7,062	$6,204	$5,394	$5,207	$4,558
Non-interest income	6,669	5,941	5,904	5,252	5,159	5,373	5,881	4,534	(1,493)	7,508
Total revenue	15,035	13,856	13,363	12,705	12,485	12,435	12,085	9,928	3,714	12,066
Provision for credit losses	1,051	771	937	1,121	1,291	1,144	1,046	1,649	773	603
Non-interest expenses	8,971	8,861	8,512	7,608	7,202	7,486	7,027	6,660	7,201	7,612
Income (loss) before income taxes	5,013	4,224	3,914	3,976	3,992	3,805	4,012	1,619	(4,260)	3,851
Income taxes	718	634	699	626	689	927	1,533	424	(2,218)	524
Non-controlling interests	–	–	–	–	–	–	27	21	18	31
Net income (loss)	$4,295	$3,590	$3,215	$3,350	$3,303	$2,878	$2,452	$1,174	$(2,060)	$3,296
Net income (loss) attributable to non-controlling interests	$20	$14	$(3)	$(2)	$9	$11	$–	$–	$–	$–
Preferred shareholders	38	45	87	99	158	177	169	162	119	171
Common shareholders	4,237	3,531	3,131	3,253	3,136	2,690	2,283	1,012	(2,179)	3,125
Net income (loss) attributable to equity shareholders	$4,275	$3,576	$3,218	$3,352	$3,294	$2,867	$2,452	$1,174	$(2,060)	$3,296

Condensed consolidated balance sheet

	IFRS						Canadian GAAP
Unaudited, $ millions, as at October 31	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Assets
Cash and deposits with banks	$14,165	$18,637	$13,547	$6,379	$4,727	$5,142	$12,052	$7,007	$8,959	$13,747
Securities	87,423	74,982	59,542	71,984	65,334	60,295	77,608	77,576	79,171	86,500
Securities borrowed or purchased under resale agreements	33,810	33,334	36,796	28,728	28,474	27,479	37,342	32,751	35,596	34,020
Loans
Residential mortgages	187,298	169,258	157,526	150,938	150,056	150,509	93,568	86,152	90,695	91,664
Personal and credit card	50,373	48,321	47,087	49,213	50,476	50,586	46,462	45,677	42,953	38,334
Business and government	71,437	65,276	56,075	48,207	43,624	39,663	38,582	37,343	39,273	34,099
Allowance for credit losses	(1,691)	(1,670)	(1,660)	(1,698)	(1,860)	(1,803)	(1,720)	(1,960)	(1,446)	(1,443)
Derivative instruments	27,762	26,342	20,680	19,947	27,039	28,270	24,682	24,696	28,644	24,075
Customers’ liability under acceptances	12,364	9,796	9,212	9,720	10,436	9,454	7,684	8,397	8,848	8,024
Other assets	18,416	19,033	16,098	14,588	14,813	14,163	15,780	18,305	21,237	13,158
	$501,357	$463,309	$414,903	$398,006	$393,119	$383,758	$352,040	$335,944	$353,930	$342,178
Liabilities and equity
Deposits
Personal	$148,081	$137,378	$130,085	$125,034	$118,153	$116,592	$113,294	$108,324	$99,477	$91,772
Business and government	190,240	178,850	148,793	134,736	125,055	117,143	127,759	107,209	117,772	125,878
Bank	17,842	10,785	7,732	5,592	4,723	4,177	5,618	7,584	15,703	14,022
Secured borrowings	39,484	39,644	38,783	49,802	52,413	51,308	–	–	–	–
Derivative instruments	28,807	29,057	21,841	19,724	27,091	28,792	26,489	27,162	32,742	26,688
Acceptances	12,395	9,796	9,212	9,721	10,481	9,489	7,684	8,397	8,848	8,249
Obligations related to securities lent or sold short or under repurchase agreements	24,550	20,149	23,764	20,313	21,259	21,730	37,893	43,369	44,947	42,081
Capital Trust securities (1)	n/a	n/a	n/a	n/a	1,678	1,594	–	–	–	–
Other liabilities	12,919	12,223	10,932	10,862	11,076	11,704	12,572	13,693	13,167	13,728
Subordinated indebtedness	3,366	3,874	4,978	4,228	4,823	5,138	4,773	5,157	6,658	5,526
Preferred share liabilities	–	–	–	–	–	–	–	600	600	600
Non-controlling interests	201	193	164	175	170	164	168	174	185	145
Shareholders’ equity	23,472	21,360	18,619	17,819	16,197	15,927	15,790	14,275	13,831	13,489
	$501,357	$463,309	$414,903	$398,006	$393,119	$383,758	$352,040	$335,944	$353,930	$342,178

(1)	Commencing November 1, 2012, CIBC Capital Trust was deconsolidated.
n/a	Not applicable.

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Select financial measures

	IFRS						Canadian GAAP
Unaudited, as at or for the year ended October 31	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Return on equity	19.9%	18.7%	18.3%	21.4%	22.2%	22.2%	19.4%	9.4%	(19.4)%	28.7%
Return on average assets	0.84%	0.79%	0.78%	0.83%	0.83%	0.73%	0.71%	0.33%	(0.60)%	1.00%
Average common shareholders’ equity ($ millions)	$21,275	$18,857	$17,067	$15,167	$14,116	$12,145	$11,772	$10,731	$11,261	$10,905
Average assets ($ millions)	$509,140	$455,324	$411,481	$403,546	$397,155	$394,527	$345,943	$350,706	$344,865	$328,520
Average assets to average common equity	23.9	24.1	24.1	26.6	28.1	32.5	29.4	32.7	30.6	30.1
Capital and leverage – Basel III
CET1 ratio	11.3%	10.8%	10.3%	9.4%	n/a	n/a	n/a	n/a	n/a	n/a
Tier 1 capital ratio	12.8%	12.5%	12.2%	11.6%	n/a	n/a	n/a	n/a	n/a	n/a
Total capital ratio	14.8%	15.0%	15.5%	14.6%	n/a	n/a	n/a	n/a	n/a	n/a
Leverage ratio	4.0%	3.9%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Basel II
Tier 1 capital ratio (1)	n/a	n/a	n/a	n/a	13.8%	14.7%	13.9%	12.1%	10.5%	9.7%
Total capital ratio (1)	n/a	n/a	n/a	n/a	17.3%	18.4%	17.8%	16.1%	15.4%	13.9%
Net interest margin	1.64%	1.74%	1.81%	1.85%	1.84%	1.79%	1.79%	1.54%	1.51%	1.39%
Efficiency ratio	59.7%	63.9%	63.7%	59.9%	57.7%	60.2%	58.1%	67.1%	n/m	63.1%

(1)	Capital measures for fiscal year 2011 and prior fiscal years are under Canadian GAAP and have not been restated for IFRS.
n/a	Not applicable.
n/m	Not meaningful.

Condensed consolidated statement of changes in equity

	IFRS							Canadian GAAP
Unaudited, $ millions, for the year ended October 31	2016	2015	2014	2013	2012		2011	2010	2009		2008		2007
Balance at beginning of year	$21,553	$18,783	$17,994	$16,367	$16,091		$14,799	$14,275	$13,831		$13,489		$12,322
Adjustment for change in accounting policy	–	–	–	7 (1)	(180	) (2)	–	–	(6	) (3)	(66	) (4)	(50	) (5)
Premium on purchase of common shares	(209)	(9)	(250)	(422)	(118)		–	–	–		–		(277)
Premium on redemption of preferred shares	–	–	–	–	(30)		(12)	–	–		–		(32)
Changes in share capital
Preferred	–	(31)	(675)	–	(1,050)		(400)	–	525		300		(50)
Common	213	31	29	(16)	393		572	563	178		2,926		92
Changes in contributed surplus	(4)	1	(7)	(3)	(8)		(5)	4	(4)		–		26
Changes in OCI	(248)	933	145	325	(435)		(171)	9	72		650		(650)
Net income (loss)	4,275	3,576	3,218	3,352	3,294		2,867	2,452	1,174		(2,060)		3,296
Dividends
Preferred	(38)	(45)	(87)	(99)	(128)		(165)	(169)	(162)		(119)		(139)
Common	(1,879)	(1,708)	(1,567)	(1,523)	(1,470)		(1,391)	(1,350)	(1,328)		(1,285)		(1,044)
Non-controlling interests	8	29	(11)	5	8		(4)	–	–		–		–
Other	2	(7)	(6)	1	–		1	6	(5)		(4)		(5)
Balance at end of year	$23,673	$21,553	$18,783	$17,994	$16,367		$16,091	$15,790	$14,275		$13,831		$13,489

(1)	Represents the impact of adoption of IFRS 10 “Consolidated Financial Statements”.
(2)	Represents the impact of adoption of amendments to IAS 19 “Employee Benefits”.
(3)	Represents the impact of changing the measurement date for employee future benefits.
(4)	Represents the impact of adopting the amended Chartered Professional Accountants of Canada (CPA Canada) Emerging Issues Committee Abstract 46, “Leveraged Leases”.
(5)	Represents the effect of implementing the CPA Canada financial instruments standards, which provide guidance on recognition and measurement of financial instruments.

170	CIBC 2016 ANNUAL REPORT

Common share information

	IFRS						Canadian GAAP
Unaudited, as at or for the year ended October 31	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Average number outstanding (thousands)	395,389	397,213	397,620	400,880	403,685	396,233	387,802	381,677	370,229	336,092
Per share
– basic earnings (loss)	$10.72	$8.89	$7.87	$8.11	$7.77	$6.79	$5.89	$2.65	$(5.89)	$9.30
– diluted earnings (loss) (1)	10.70	8.87	7.86	8.11	7.76	6.71	5.87	2.65	(5.89)	9.21
– dividends	4.75	4.30	3.94	3.80	3.64	3.51	3.48	3.48	3.48	3.11
– book value (2)	56.59	51.25	44.30	40.36	35.83	32.88	32.17	28.96	29.40	33.31
Share price (3)
– high	104.46	107.16	107.01	88.70	78.56	85.49	79.50	69.30	99.81	106.75
– low	83.33	86.00	85.49	74.10	68.43	67.84	61.96	37.10	49.00	87.00
– close	100.50	100.28	102.89	88.70	78.56	75.10	78.23	62.00	54.66	102.00
Dividend payout ratio	44.3%	48.4%	50.0%	46.8%	46.9%	51.7%	59.1%	>100%	n/m	33.4%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.
(3)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.
n/m	Not meaningful.

Dividends on preferred shares(1)

Unaudited, for the year ended October 31	2016	2015	2014	2013	2012	2011	2010	2009	2008	2007
Class A
Series 18	$–	$–	$–	$–	$1.3694	$1.3750	$1.3750	$1.3750	$1.3750	$1.3750
Series 19	–	–	–	–	–	–	1.2375	1.2375	1.2375	1.2375
Series 23	–	–	–	–	–	–	1.3250	1.3250	1.3250	1.3250
Series 24	–	–	–	–	–	–	–	–	–	0.3750
Series 25	–	–	–	–	–	–	–	–	–	1.1250
Series 26	–	–	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375
Series 27	–	0.3500	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000
Series 28	–	–	–	–	–	0.0400	0.0800	0.0800	0.0800	0.0800
Series 29	–	0.6750	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500
Series 30	–	–	–	–	–	0.9000	1.2000	1.2000	1.2000	1.2000
Series 31	–	–	–	–	0.2938	1.1750	1.1750	1.1750	1.1750	1.1298
Series 32	–	–	–	–	0.5625	1.1250	1.1250	1.1250	1.1250	0.7995
Series 33	–	–	1.0031	1.3375	1.3375	1.3375	1.3375	1.5271	–	–
Series 35	–	–	0.8125	1.6250	1.6250	1.6250	1.6250	1.1909	–	–
Series 37	–	–	1.2188	1.6250	1.6250	1.6250	1.6250	1.0607	–	–
Series 39	0.9750	0.9750	0.3793	–	–	–	–	–	–	–
Series 41	0.9375	0.8203	–	–	–	–	–	–	–	–
Series 43	0.9000	0.5764	–	–	–	–	–	–	–	–

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

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Glossary

Allowance for credit losses

An allowance set up in the financial statements sufficient to absorb both specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees. This allowance can be “collective” – assessed by reviewing a portfolio of loans with similar characteristics, or “individual” – assessed by reviewing the characteristics of an individual exposure.

Amortized cost

The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability. The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.

Assets under administration (AUA)

Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions. In addition, AUM amounts are included in the amounts reported under AUA.

Assets under management (AUM)

Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.

Average interest-earning assets

Average interest-earning assets include interest-bearing deposits with banks, securities, cash collateral on securities borrowed or securities purchased under resale agreements, and loans net of allowances.

Basis point

One-hundredth of a percentage point (0.01%).

Collateral

Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.

Collateralized debt obligation (CDO)

Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Collateralized loan obligation

Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Credit derivatives

A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment to another party (the guarantor).

Credit valuation adjustment (CVA)

A valuation adjustment that is required to be considered in measuring fair value of over-the-counter (OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

Current replacement cost

The estimated cost of replacing an asset at the present time according to its current worth.

Derivatives

A financial contract that derives its value from the performance of an underlying object, such as an asset, index or interest rate.

Dividend payout ratio

Common dividends paid as a percentage of net income after preferred share dividends and premium on preferred share redemptions.

Dividend yield

Dividends per common share divided by the closing common share price.

Effective interest rate method

A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Efficiency ratio

Non-interest expenses as a percentage of total revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.

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Exchange-traded derivative contracts

Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.

Fair value

The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.

Forward contracts

A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.

Forward rate agreement

An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.

Full-time equivalent employees

A measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period.

Futures

A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.

Guarantees and standby letters of credit

Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.

Hedge

A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.

Leverage exposure

For the purposes of the leverage ratio, exposure is defined as on-balance sheet assets (un-weighted) less Tier 1 capital regulatory adjustments plus derivative exposures as specified under the rules, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (commitments, direct credit substitutes, forward asset purchases, standby/trade letters of credit, and securitization exposure).

Leverage ratio

Defined as Tier 1 capital divided by Leverage Exposure determined in accordance with guidelines issued by OSFI, which are based on Basel Committee on Banking Supervision (BCBS) standards.

Loan loss ratio

The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. The provision for credit losses on impaired loans includes provision for: individual allowance, collective allowance on impaired personal loans, scored small business loans and mortgages, and net card write-offs.

Mark-to-market

The fair value (as defined above) at which an asset can be sold or a liability can be transferred.

Net interest income

The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

Net interest margin

Net interest income as a percentage of average assets.

Normal course issuer bid

Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.

Notional amount

Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.

Off-balance sheet financial instruments

A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

Office of the Superintendent of Financial Institutions (OSFI)

OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.

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Operating leverage

Operating leverage is the difference between the year-over-year increase in revenue (on a taxable equivalent basis) and non-interest expenses.

Options

A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.

Provision for credit losses

An amount charged or credited to income so as to bring the allowance for credit losses to a level that is sufficient to cover individually and collectively assessed credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees.

Return on average assets or average interest-earning assets

Net income expressed as a percentage of average assets or average interest-earning assets.

Return on common shareholders’ equity

Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.

Securities borrowed

Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.

Securities lent

Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.

Securities purchased under resale agreements

A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

Securities sold short

A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securities sold under repurchase agreements

A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Structured entity (SE)

Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Swap contracts

A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.

Taxable equivalent basis (TEB)

The gross up tax-exempt revenue on certain securities to a TEB basis. There is an equivalent offsetting adjustment to the income tax expense.

Total shareholder return

The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends are reinvested in additional shares.

Risk and capital glossary

Advanced internal ratings-based (AIRB) approach for credit risk

Internal models based on historical experience of key risk assumptions such as probability of default (PD), loss given default (LGD) and exposure at default (EAD) are used to compute the capital requirements subject to OSFI approval. A transitional capital floor based on Basel I standards is also calculated by banks under the AIRB approach for credit risk and an adjustment to risk-weighted assets (RWAs) may be required as prescribed by OSFI.

Advanced measurement approach (AMA) for operational risk

A risk-sensitive approach to calculating the capital charge for operational risk based on internal risk measurement models, using a combination of quantitative and qualitative risk measurement techniques.

Asset/liability management (ALM)

The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.

Bank exposures

All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.

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Business and government portfolio

A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating, that reflects the credit risk of the exposure.

Central counterparties

Central counterparties, also known as clearing houses, place themselves between the buyer and seller of an original trade through the process of novation and become the counterparty for the novated transaction.

Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios

CET1, Tier 1 and total regulatory capital, divided by RWAs, as defined by OSFI’s Capital Adequacy Requirements Guideline, which is based on BCBS standards. During the period beginning in the third quarter of 2014 to the fourth quarter of 2018, the calculation of CIBC’s CET1, Tier 1 and Total capital ratios will be based on different levels of RWAs. This occurs because of the option CIBC chose for the phase-in of the CVA capital charge.

Corporate exposures

All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.

Credit risk

The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Drawn exposure

The amount of credit risk exposure resulting from loans already advanced to the customer.

Economic capital

Economic capital provides a framework to evaluate the returns of each SBU, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.

Economic profit

A non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.

Exposure at default (EAD)

An estimate of the amount of exposure to a customer at the event of, and at the time of, default.

Incremental risk charge

A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.

Internal Capital Adequacy Assessment Process

A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.

Internal models approach for market risk

Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.

Internal ratings based approach for securitization exposures

Capital calculation method for securitizations available to the banks approved to use IRB approach for underlying exposures securitized. IRB for securitization comprises several calculation approaches (Ratings-Based, Supervisory Formula, Internal Assessment Approach).

Liquidity coverage ratio (LCR)

Derived from the BCBS’ Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR), the liquidity Coverage Ratio (LCR) is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered High Quality Liquid Assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario.

Liquidity risk

The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.

Loss given default (LGD)

An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the exposure at default.

Market risk

The risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.

Master netting agreement

An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.

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Operational risk

The risk of loss arising from people, inadequate or failed internal processes, and systems or from external events.

Other off-balance sheet exposure

The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

Other retail

This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending, that are extended to individuals and small businesses under the regulatory capital reporting framework.

Over-the-counter derivatives exposure

The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

Probability of default (PD)

An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due.

Qualifying revolving retail

This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.

Real estate secured personal lending

This exposure class includes residential mortgages and home equity lines of credit extended to individuals.

Regulatory capital

Basel III regulatory capital, as defined by OSFI’s Capital Adequacy Requirements Guideline, is comprised of Common Equity Tier 1 (CET1), Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes non-viability contingent capital (NVCC) preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying innovative Tier 1 notes which are subject to phase-out rules for capital instruments. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Under Basel III, qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution; non-qualifying capital instruments are excluded from regulatory capital at a rate of 10% per annum commencing January 1, 2013 through to January 1, 2022.

Repo-style transactions exposure

The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.

Reputation risk

The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.

Retail portfolios

A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit scoring models.

Risk-weighted assets (RWAs)

RWAs consist of three components: (i) RWAs for credit risk are calculated using the AIRB and standardized approaches. The AIRB RWAs are calculated using PDs, LGDs, EADs, and in some cases maturity adjustment, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off- balance sheet exposures; (ii) RWAs for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWAs for traded securitization assets where we are using the methodology defined by OSFI; and (iii) RWAs for operational risk relating to the risk of losses from inadequate or failed internal processes, people and systems or from external events are calculated under the AMA and standardized approaches. During the period beginning in the third quarter 2014 to the fourth quarter of 2018, CET1 capital RWA, Tier 1 capital RWA, and Total capital RWA, will differ due to the phase-in of the CVA capital charge. Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to Basel I against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement compared with the Basel I floor is added to RWAs.

Securitization

The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interest to investors and/or the asset transferor, and the SE uses the proceeds of the issue of securities to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.

Sovereign exposures

All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

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Standardized approach for credit risk

Applied to exposures when there is not sufficient information to allow for the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the Basel Accord. The standardized risk weights are based on external credit assessments, where available, and on other risk related factors, including export credit agencies, exposure asset class, collateral, etc.

Standardized approach for operational risk

Capital is based on prescribed percentages that vary by business activity and is applied to the three-year average gross income.

Strategic risk

The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment.

Stressed Value-at-Risk (VaR)

A VaR calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.

Structural foreign exchange risk

Structural foreign exchange risk is primarily the risk inherent in net investment in foreign operations due to changes in foreign exchange rates.

Structural interest rate risk

Structural interest rate risk (also known as interest rate risk in the banking book) is the risk primarily arising due to mismatches in assets and liabilities, inherent in origination businesses like lending and deposits and in activities of domestic and foreign subsidiaries.

Undrawn exposures

The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.

Value-at-Risk

Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

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Shareholder information

Fiscal Year

November 1st to October 31st

Key Dates

Reporting dates 2017

First quarter results – Thursday, February 23, 2017

Second quarter results – Thursday, May 25, 2017

Third quarter results – Thursday, August 24, 2017

Fourth quarter results – Thursday, November 30, 2017

Annual Meeting of Shareholders 2017

CIBC’s Annual Meeting of Shareholders will be held on Thursday, April 6, 2017, at 9:30 a.m. (Eastern Daylight Time) in Ottawa at the Shaw Centre, 4th floor Trillium Ballroom, 55 Colonel By Drive, Ottawa, Ontario, Canada, K1N 9J2.

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2016:

Common shares

Ex-dividend date	Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 26/16	Sep 28/16	Oct 28/16	$1.21	395,307,612
Jun 24/16	Jun 28/16	Jul 28/16	$1.21	394,820,273
Mar 23/16	Mar 28/16	Apr 28/16	$1.18	394,636,759
Dec 23/15	Dec 29/15	Jan 28/16	$1.15	397,479,406

Preferred shares

Stock	Series 39	Series 41	Series 43
Ticker symbol	CM.PR.O	CM.PR.P	CM.PR.Q
Quarterly dividend	$0.24375	$0.234375	$0.22500

2017 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 28, 2016	January 27
March 28	April 28
June 28	July 28
September 28	October 27

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Regulatory capital

Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Credit ratings

Credit rating information can be found on page 71 in this report.

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option – Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option – Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option – U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through CST Trust Company and on the CIBC website at www.cibc.com.

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

CST Trust Company, P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3

416 682-3860 or 1 800 387-0825 (toll-free in Canada and the U.S.), Fax 1 888 249-6189, Email: inquiries@canstockta.com, Website: www.canstockta.com.

Common and preferred shares are transferable in Canada at the offices of our agent, CST Trust Company, in Toronto, Montreal, Calgary and Vancouver.

In the United States, common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 43078 Providence, RI 02940-3078; By Overnight Delivery: 250 Royall Street, Canton, MA 02021, 1 800 589-9836, Website: www.computershare.com/investor.

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How to reach us:

CIBC Head Office Commerce Court, Toronto, Ontario, Canada M5L 1A2 Telephone number: 416 980-2211 SWIFT code: CIBCCATT Website: www.cibc.com	Investor Relations Call: 416 861-5743 Email: investorrelations@cibc.com	Corporate Secretary Call: 416 980-3096 Email: corporate.secretary@cibc.com	Office of the CIBC Ombudsman Toll-free across Canada: 1 800 308-6859 Toronto: 416 861-3313 Email: ombudsman@cibc.com

CIBC Telephone Banking Toll-free across Canada: 1 800 465-2422	Communications and Public Affairs Call: 416 861-5482 Email: corpcommmailbox@cibc.com	Client Care Toll-free across Canada: 1 800 465-2255 Email: client.care@cibc.com

Where to find more information

CIBC Annual Report 2016

Additional print copies of the Annual Report will be available in March 2017 and may be obtained by calling 416 861-5743 or emailing investorrelations@cibc.com. The Annual Report is also available online at www.cibc.com/ca/investor-relations/annual-reports.html.

Des exemplaires supplémentaires du Rapport annuel seront disponibles en mars 2017 et peuvent être commandés au 416 861-5743 ou par courriel à relationsinvestisseurs@cibc.com. Le Rapport annuel est aussi disponible à l’adresse www.cibc.com/ca/investor-relations/annual-reports-fr.html.

CIBC Corporate Responsibility Report and Public Accountability Statement 2016

This report reviews our economic, environmental, social and governance activities over the past year and will be available in March 2017 at www.cibc.com/ca/cibc-and-you/public-account.html.

Management Proxy Circular 2017

The Management Proxy Circular contains information for shareholders about CIBC’s annual meeting, including information relating to the election of CIBC’s directors, appointment of auditors and shareholder proposals, as well as other matters. The 2017 Proxy Circular will be available in March 2017 at www.cibc.com/ca/about.html.

Corporate Governance

CIBC’s Statement of Corporate Governance Practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and our shareholders. This statement and other information on Corporate Governance at CIBC, including our CIBC Code of Conduct for all employees and CIBC Code of Ethics for Directors, can be found on our corporate website at www.cibc.com/ca/inside-cibc/governance/governance-practices.html.

Regulatory Filings

In Canada with the Canadian Securities Administrators at www.sedar.com.

In the United States with the Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961.

The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Trademarks

Trademarks used in this annual report which are owned by Canadian Imperial Bank of Commerce, or a wholly owned subsidiary, in Canada and/or other countries include, the CIBC logo, CIBC Capital Markets, CIBC Capital Trust, CIBC Cube Design & “Banking that fits your life.”, CIBC eDeposit, CIBC FirstCaribbean International Bank, CIBC Foreign Cash Online, CIBC Global Money Transfer, CIBC Investor’s Edge, CIBC Miracle Day, CIBC Mobile Banking, CIBC Personal Portfolio Services, CIBC Private Wealth Management, CIBC Smart, CIBC Team Next, Atlantic Trust, FirstLine, and Wood Gundy. All other trademarks mentioned in this annual report, which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries, are the property of their respective owners.

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Board of Directors:

Hon. John P. Manley, P.C., O.C. Chair of the Board CIBC President and Chief Executive Officer Business Council of Canada Ottawa, Ontario, Canada Joined in 2005	Brent S. Belzberg (CGC, RMC) Senior Managing Partner Torquest Partners Toronto, Ontario, Canada Joined in 2005	Nanci E. Caldwell (RMC) Former Executive Vice-President and Chief Marketing Officer PeopleSoft, Inc. Woodside, California, U.S.A. Joined in 2015	Gary F. Colter (AC, CGC) President CRS Inc. Mississauga, Ontario, Canada Joined in 2003

Patrick D. Daniel (CGC, MRCC) Past President and Chief Executive Officer Enbridge Inc. Calgary, Alberta, Canada Joined in 2009	Luc Desjardins (AC) President and Chief Executive Officer Superior Plus Corp. Toronto, Ontario, Canada Joined in 2009	Victor G. Dodig President and Chief Executive Officer CIBC Toronto, Ontario, Canada Joined in 2014	Hon. Gordon D. Giffin (CGC, MRCC) Partner Dentons US LLP Atlanta, Georgia, U.S.A. Joined in 2001

Linda S. Hasenfratz (MRCC – Chair) Chief Executive Officer Linamar Corporation Guelph, Ontario, Canada Joined in 2004	Kevin J. Kelly (RMC) Corporate Director Toronto, Ontario, Canada Joined in 2013	Christine E. Larsen (AC) Executive Vice President and Chief Operations Officer First Data Corporation Montclair, New Jersey, U.S.A. Joined in 2016	Nicholas D. Le Pan (MRCC) Corporate Director Ottawa, Ontario, Canada Joined in 2008

Jane L. Peverett (AC – Chair) Corporate Director West Vancouver, British Columbia, Canada Joined in 2009	Katharine B. Stevenson (CGC – Chair, MRCC) Corporate Director Toronto, Ontario, Canada Joined in 2011	Martine Turcotte (CGC, RMC) Vice Chair, Québec BCE Inc. and Bell Canada Verdun, Québec, Canada Joined in 2014	Ronald W. Tysoe (RMC – Chair) Corporate Director Naples, Florida, U.S.A. Joined in 2004

Barry L. Zubrow (RMC) President ITB LLC Far Hills, New Jersey, U.S.A. Joined in 2015

AC – Audit Committee

CGC – Corporate Governance Committee

MRCC – Management Resources and Compensation Committee

RMC – Risk Management Committee

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Corporate Responsibility

Our commitment to corporate responsibility extends from our vision and values and is integrated into our operations and business practices.

We recognize that the long-term success and viability of our business is closely linked to the confidence and trust our clients and stakeholders have in our bank.

Our framework is based on our economic, environmental, social and governance (EESG) commitments and focuses on:

•	providing accessible and affordable banking to Canadians;

•	advancing the goals of small business;

•	creating an environment where all employees can reach their full potential;

•	making a real difference in our communities where we live and work; and

•	protecting our environment.

CIBC’s online 2016 Corporate Responsibility Report and Public Accountability Statement will be available in March 2017 at www.cibc.com

Economic contribution
CIBC is a major contributor to the Canadian economy and to the communities in which we live and work. We support economic growth and prosperity by creating employment opportunities, purchasing local goods and services, supporting small business, and helping our clients prosper and grow by investing in social issues that matter to Canadians.
Environmental responsibility
We believe that our environmental responsibilities and business objectives are connected, as a healthy and sustainable environment fosters sustainable economic growth. We recognize the impact of our activities and acknowledge the bank’s responsibility to manage environmental issues effectively.
Social investment
We are committed to creating an environment where all employees can reach their full potential, making a real difference in our communities where we live and work, and helping our clients prosper and grow. We are committed to causes that matter to our clients, employees and our communities. Our goal is to make a difference through corporate donations, sponsorships and the volunteer spirit of our employees.
Governance practices
At CIBC, we believe good corporate governance is the basis for creating sustainable shareholder value. We conduct our business with honesty and integrity. We hold ourselves accountable for our actions and strive to fulfill the commitments we have made to each of our stakeholders.
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Our Vision To be the leader in client relationships Our Values Our vision comes to life through our values of Trust, Teamwork and Accountability All paper used in the production of the CIBC 2016 Annual Report is Forest Stewardship Council® (FSC®) certified.